UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☒   Form C/A: Amendment to Offering Statement
       ☒ Check box if Amendment is material and investors must reconfirm within five business days. *This material amendment is filed to (i) replace the Issuer's previously filed financial statements with financial statements for the fiscal years ended December 31, 2025 and December 31, 2024, (ii) extend the Offering Deadline from April 30, 2026 to December 31, 2026, (iii) update the disclosures in the original Form C to reflect any changes and related developments outlined in such financial statements, and (iv) as part of the extension, update the Offering Deadline from April 30, 2026 to December 31, 2026 in Exhibit G (Crowdfunding Vehicle's Term Sheet).*
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Automated Retail Technologies LLC

Legal status of Issuer:

       Form:

       LLC

       Jurisdiction of Incorporation/Organization:

       Wyoming

       Date of Organization:

       February 19, 2020

Physical Address of Issuer:

1999 Main Street, Sarasota, FL 34236

Website of Issuer:

https://automatedrt.com/

Is there a Co-Issuer? __x___ yes _____no.

       Name of Co-Issuer: ART Crowdfunding Vehicle, LLC

       Legal Status of Co-Issuer Form: limited liability company

       Jurisdiction of Incorporation/Organization: Delaware

       Date of Organization: January 16, 2026

Physical Address of Co-Issuer: 1999 Main Street, Sarasota, FL 34236

Website of Co-Issuer https://automatedrt.com/

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities, LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

As compensation for the services provided by the Intermediary, the Issuer is required to pay to the Intermediary a cash fee consisting of an eight and one-half percent (8.5%) commission, based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $32,500 advance setup fee and $11,500 monthly fee payable to the Intermediary and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None

Type of Security Offered:

Common Units

Target Number of Securities to be Offered:

9,757[1]

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis

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[1] This number reflects the Investor Processing Fee factored into the calculation.

☑ Other: At the Company's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

December 31, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

35[2]

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[2] Such amount includes 32 employees in the United States and 3 employees in the United Kingdom.

Financial Statements of the Issuer		
	Most recent fiscal year-end (2025)*	**Prior fiscal year-end (2024)***
Total Assets	$19,804,943	$18,426,622
Cash & Cash Equivalents	$4,308,783	$321,191
Accounts Receivable	$1,880,200	$480,217
Short-term Debt	$93,939,235	$6,300,304
Long-term Debt	$19,336	$73,795,507
Revenues/Sales	$10,037,972	$10,107,059
Cost of Goods Sold	$6,867,894	$9,514,781
Taxes Paid	$0	$0
Comprehensive Loss[3]	($18,191,123)	($20,592,250)

*The consolidated financial statements include the accounts of the Issuer and its wholly-owned subsidiaries, (i) 24/7 Pizza Box, LLC (d/b/a Just Baked), a Florida limited liability company, (ii) Automated Soft Serve Systems LLC (f/k/a Genext Loan LLC), a Wyoming limited liability company, and (iii) ART UK Holdings Ltd. and its wholly owned subsidiary Automated Retail Technologies UK Limited, both incorporated in the United Kingdom.

Financial Statements of the Co-Issuer		
	As of Inception (January 16, 2026)*	**N/A**
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	$0	N/A

*The co-issuer was formed on January 16, 2026.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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[3] The comprehensive loss includes the net loss and foreign currency translation adjustments.

EXHIBITS

EXHIBIT A: Issuer Financial Statements and Crowdfunding Vehicle's Financial Statements
EXHIBIT B: PDF of Campaign Landing Page
EXHIBIT C: Subscription Agreement with Crowdfunding Vehicle and Issuer
EXHIBIT D: Subscription Agreement with Crowdfunding Vehicle and Investor
EXHIBIT E: Issuer's LLC Agreement
EXHIBIT F: Crowdfunding Vehicle's Operating Agreement
EXHIBIT G: Crowdfunding Vehicle's Term Sheet
EXHIBIT H: Video Transcript



EXPLANATORY NOTE

Automated Retail Technologies LLC is filing this material Form C/A to (i) replace the Issuer's previously filed financial statements with financial statements for the fiscal years ended December 31, 2025 and December 31, 2024, (ii) extend the Offering Deadline from April 30, 2026 to December 31, 2026, (iii) update the disclosures in the original Form C to reflect any changes and related developments outlined in such financial statements, and (iv) as part of the extension, update the Offering Deadline from April 30, 2026 to December 31, 2026 in Exhibit G (Crowdfunding Vehicle's Term Sheet). The Form C filed by the Issuer on February 24, 2026, is hereby amended and superseded in all respects by this Form C/A.

AUTOMATED RETAIL TECHNOLOGIES

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities, LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $10,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Common Units (the "**Securities**") on a best efforts basis as described in this Form C/A (this "**Offering**").

The investment will be made through ART Crowdfunding Vehicle, LLC (the "**Crowdfunding Vehicle**"), a crowdfunding special purpose vehicle pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**") by the Issuer, which is the manager of the Crowdfunding Vehicle, to facilitate the Issuer's Offering.

The Minimum Individual Purchase Amount is $1,025 and the Maximum Individual Purchase Amount is $1,234,999.95[4]. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

The Issuer must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

Additionally, Investors will be required to pay an Investor Processing Fee of 2.5% of the subscriber's subscription amount (the "**Investor Processing Fee**") to the Issuer at the time of the subscription to offset transaction costs. A portion of this fee is paid to the Intermediary. The Issuer will pay the Intermediary a commission equal to 8.5% of gross monies raised in the Offering, which amount will be offset by the Investor Processing Fee.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

Investment commitments may be accepted or rejected by the Issuer, in its sole and absolute discretion. The Issuer has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Investors are captured by processing a subscription, and Investors must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Issuer designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Issuer's offer to sell the Securities at any time for any reason.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the

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[4] The Minimum Individual Purchase Amount and Maximum Individual Purchase Amount reflects the Investor Processing Fee factored into such calculations.

Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://invest.automatedrt.com/ (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment.

Progress Updates

Updates regarding the progress of the Issuer in meeting the target offering amount will be filed with the SEC on Form C-U.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

Each of the Issuer and the Crowdfunding Vehicle has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer and the Crowdfunding Vehicle until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Instruments attached as **Exhibit C** and **Exhibit D**, in conjunction with the following summary information.

Investor Limits

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Investor Perks[5]

The Issuer is offering the following perks to Investors in this Offering. Bonus units are issued in the form of additional units in the Crowdfunding Vehicle, which in turn will hold additional Securities in the Issuer, and are otherwise identical in all respects to the units and underlying Securities purchased for cash in this Offering.

Bonus units in the Crowdfunding Vehicle will have the same economic terms as, and represent the same class and series of, Securities of the Issuer as the units purchased for cash in this Offering, except that they are issued as additional consideration and not for additional cash payment. The Issuer and Crowdfunding vehicle may modify or discontinue any bonus program to the extent permitted under Regulation CF. Fractional units will not be distributed and bonus units will be rounded down to the nearest whole unit.

The amount-based perks will apply cumulatively across an investor's investments, so one investor investing multiple times will earn an amount-based bonus based on the aggregate total of all their investments. The amount-based perks are stackable with any of the other time-based perks. The Additional Investor Perk is stackable with either the amount-based perk or any of the other time-based perks.

Bonus units will be assigned to eligible investors at or after the final closing of this Offering, unless otherwise determined by the Issuer and the Crowdfunding Vehicle's transfer agent. The Intermediary will not distribute bonus units or other perks and will not receive any compensation relating to such perks.

Amount-Based Perks

Funded Investment Amount[6] Received	Perks
$2,500 or more	Receive 3% in bonus units
$5,000 or more	Receive 5% in bonus units
$10,000 or more	Receive 7% in bonus units
$25,000 or more	Receive 10% in bonus units

Time-Based Perks
In addition to the amount-based perks above, Investors who complete their investment within the time periods set forth below may be eligible to receive the following time-based bonus perks.

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[5] Crowdfunding investments made through a self-directed IRA cannot receive non-bonus-share perks, if any, due to tax laws that prohibit self-dealing transactions in which the Investor receives an immediate personal financial benefit from assets held in the IRA. As a result, an IRA investor must decline any non-bonus-share perks that may otherwise be offered in connection with this Offering.

[6] For purposes of these tables, "**Funded Investment Amount**" means each investment from an Investor for which (i) the Investor has completed all required documents, including any subscription agreement and investor questionnaire, as applicable, (ii) the investment has been fully funded, and (iii) the investment has been accepted by the Crowdfunding Vehicle following completion of all required compliance reviews (including AML screening). For clarity, multiple investments by the same investor may be aggregated to determine whether the applicable Funded Investment Amount threshold and/or time-based threshold has been met, to the extent permitted by the Intermediary's systems.

Time of Funded Investment Amount[7]		
Start Date	**End Date**	**Perk**
The date the Offering is launched	March 24, 2026 (Within the first month after commencement of this Offering)	Receive 5% in bonus units
March 25, 2026	April 25, 2026 (Within the second month after commencement of this Offering)	Receive 3% in bonus units

Time-Based Perks begin on the stated "**Start Date**" and extend through 11:59 pm Eastern Time ("**ET**") on the stated "**End Date**" (03:59 am Coordinated Universal Time ("**UTC**") on the next day). The date and time of the accepted subscription will be used to determine eligibility for time-based perks.

Additional Investor Perks - Rebate[8]

Rebate Perk	**Limitations**
Receive 50% of the investment amount (minimum $5,000 investment) as a rebate when you purchase a kiosk.	Limit of $6,000 max rebate per purchased kiosk.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends or distributions other than as outlined in the Issuer's Third Amended and Restated Limited Liability Company Agreement dated April 6, 2023, as amended and/or restated from time to time, attached as **Exhibit E** ("**LLC Agreement**").

Voting and Control

Except as set forth in the LLC Agreement, the Securities will have limited voting rights. The Crowdfunding Vehicle (acting through its manager or other authorized representative) will exercise any voting, consent, and approval rights associated with the Securities on behalf of the Investors in their respective capacities as the holders of units of the Crowdfunding Vehicle, and the Investors will not directly hold any Securities of the Company. The Investors, as holders of units of the Crowdfunding Vehicle will grant, and by investing will be deemed to have granted, an irrevocable proxy and power of attorney to the Crowdfunding Vehicle and its manager to act for such holders with respect to the units of the Crowdfunding Vehicle and related matters. The Crowdfunding Vehicle will grant an irrevocable proxy and power of attorney with respect to the Securities held by the Crowdfunding Vehicle to the Issuer's Chief Executive Officer or designee (collectively, the "**Proxy**"), so that such person may vote and act with respect to the Securities in accordance with the LLC Agreement. Except as set forth in the LLC Agreement, the Securities will not have voting rights other than as outlined in the LLC Agreement.

Anti-Dilution Rights

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[7] See supra note 2.

[8] The discount is non-transferable and non-redeemable. The discount has no cash value and may only be applied by the investing entity or individual. The discount is subject to availability of kiosks, production schedules, and approval of the Issuer at the time of purchase. The Issuer reserves the right to delay or decline kiosk sales based on operational, regulatory, or strategic considerations.

The purchase and deployment of a kiosk is contingent upon the Investor meeting all applicable prerequisites, which may include, but are not limited to: (i) adequate electrical service, (ii) physical access and clearance (e.g., doorways, hallways, elevators), (iii) compliance with local codes, health regulations, and site requirements, (iv) reliable access to approved food supply, storage, and replenishment, and (v) execution of all required commercial agreements. Failure to meet prerequisites does not create any obligation for the Issuer to provide a refund or alternative compensation.

The Issuer makes no representations or guarantees regarding revenue, profitability, and the payback period. Kiosk performance depends on numerous factors outside the Issuer's control, including location, operator execution, local demand, and ongoing maintenance.

Except as set forth in the LLC Agreement, the Securities offered and sold in this Offering do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

The Issuer may withhold consent to transfers in circumstances permitted by the LLC Agreement, including transfers to persons or entities that the Issuer determines in good faith to be competitors or otherwise undesirable transferees. As a result, Investors may be prevented from transferring the Securities to certain potential buyers, even if such transfer would otherwise comply with applicable securities laws.

The Securities are subject to significant restrictions on transfer arising under the federal securities laws and the Issuer's limited liability company agreement, as amended and restated from time to time (the "LLC Agreement"). Transfers of the Securities generally require compliance with applicable registration requirements or the availability of an exemption from registration under the Securities Act, and, in many cases, the Issuer may require the delivery of an opinion of counsel reasonably satisfactory to the Issuer that such transfer may be effected without registration.

In addition, the LLC Agreement imposes contractual restrictions on transfers, including requirements for Board approval, rights of first refusal, tag-along or co-sale rights, drag-along rights, and limitations on permitted transferees, which may further restrict or delay an Investor's ability to transfer the Securities. In particular, drag-along provisions may require Investors, under certain circumstances, to sell or otherwise transfer their Securities in connection with a sale of the Company or similar transaction approved by specified members or managers, even if such Investors do not agree with the terms, timing, or valuation of the transaction or would prefer not to sell their Securities at that time.

As a result of these provisions, Investors may have limited ability to negotiate the price or other terms of a sale of their Securities, may be required to participate in a transaction on terms determined by others, or may be unable to prevent a transaction that results in the sale or conversion of their Securities. These restrictions may adversely affect an Investor's ability to achieve a desired return on investment or to dispose of the Securities at a time or price of the Investor's choosing.

In connection with an initial public offering of the Company's equity securities, Investors may be required to enter into a customary lock-up agreement with the managing underwriter pursuant to which the Securities may not be sold, pledged, hedged, or otherwise transferred for a period specified by the managing underwriter, not to exceed 180 days following the effective date of the final prospectus. Similar lock-up restrictions, for a period not to exceed 90 days, may apply in connection with other registered offerings, subject to customary exceptions and pro rata release provisions as set forth in the LLC Agreement.

Other Material Terms

- **No Repurchase Right.** The Issuer does not have the right to repurchase the Securities.

- **Limited Voting Rights; Proxy Voting.** Investors do not have direct voting rights with respect to the Issuer Securities, and voting and consent rights are exercised through irrevocable proxy arrangements as provided in the LLC Agreement.

- **Transfer Restrictions.** The Securities are subject to significant transfer restrictions under the LLC Agreement and applicable securities laws, including Board approval requirements and compliance with registration or exemption conditions.

- **Drag-Along Rights.** Investors may be required to sell or otherwise transfer their Securities in connection with certain approved transactions pursuant to drag-along provisions in the LLC Agreement.

- **Preferential Economic Rights of Certain Members.** One or more other certain members of the Company hold negotiated preferential economic rights, including priority return and distribution rights, which may result in distributions being paid to such members before distributions are made to other Investors.

- **Priority Rights of Other Certain Members.** In addition to the foregoing, other certain members (including the Newco sponsor and Jukka) hold senior or priority rights under the LLC Agreement relating to distributions, liquidation proceeds, or economic participation, which are senior to the rights of Investors and may materially reduce or eliminate amounts otherwise payable to Investors.

- **Authorization and Issuance of Units.** Section 3.04 of the LLC Agreement authorizes the Company to issue additional Units and Unit Equivalents on terms approved by the Board, without Investor consent and without preemptive rights, which may result in dilution of Investors' ownership and economic interests.

- **No Preemptive Rights.** Investors do not have preemptive or participation rights to acquire securities in future issuances, except as expressly provided in the LLC Agreement.

- **Board Election and Control Rights.** The LLC Agreement provides that certain members have the right to elect or designate members of the Board of Managers, while Investors do not have the right to directly elect Board members and will not have board representation.

- **Arbitration of Disputes.** The LLC Agreement requires that disputes arising out of or relating to the agreement or the Securities be resolved through binding arbitration, rather than in court, except as otherwise required by applicable law.

- **Waiver of Jury Trial.** Investors waive the right to a trial by jury with respect to disputes arising under the LLC Agreement or relating to the Securities.

- **Governing Law.** The LLC Agreement is governed by and construed in accordance with the laws of the State of Wyoming.

- **Amendment by Majority Approval.** The LLC Agreement may be amended with the approval of specified members or managers, and such amendments may adversely affect Investors without their consent.

- **Lock-Up in Connection with an IPO.** In connection with an initial public offering, Investors may be required to enter into a customary lock-up agreement restricting transfers of the Securities for up to 180 days.

Crowdfunding Vehicle Terms

As all subscribers to the Offering will participate via the purchase of Units from the Crowdfunding Vehicle, subscribers are encouraged to review **Exhibit G**, the Crowdfunding Vehicle's disclosure term sheet, **Exhibit F**, the Crowdfunding Vehicle's operating agreement and **Exhibit D** the Crowdfunding Vehicle's subscription agreement.

COMMISSION AND FEES

Cash Commission

As compensation for the services provided by the Intermediary, the Issuer is required to pay to the Intermediary a cash fee consisting of an eight and one-half percent (8.5%) commission, based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees.

Other Compensation

There is also a $32,500 advance setup fee and $11,500 monthly fee payable to the Intermediary and/or its affiliates.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

While we have developed the "Generation 3 Series" kiosks, we have a limited history of operations upon which prospective investors can evaluate our performance. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stages of development, particularly in the rapidly evolving automated retail industry.

Competition in our business is intense and could hurt its business.

The vending machine industry in which we operate is highly competitive and increased competition could reduce our sales and profitability. We compete in different markets within the vending machine industry on the basis of the uniqueness of our product offerings, the quality of our products, customer service, price and distribution. Our markets are highly competitive. Our competitors vary in size and many may have greater financial and marketing resources than we do. If we cannot maintain quality and pricing that are comparable or superior to our competitors, we may not be able to grow our revenues and operating profits and may lose market share. Competitive conditions could result in our experiencing reduced revenues, gross margins and operating results and could cause an investor to lose a substantial amount or all of their investment in our Company.

We compete with many well-established food service companies. At the retail level, we compete with other food retailers and bakeries, specialty coffee retailers, bagel shops, fast-food restaurants, delicatessens, take-out food service companies, convenience stores and supermarkets. At the wholesale level, we compete primarily with grocery store bakeries, packaged snack foods and other vending machine dispensers of snack foods. Aggressive pricing by our competitors or the entrance of new competitors into our markets could reduce our sales and profit margins. Moreover, many of our competitors offer consumers a wider range of products. Many of our competitors or potential competitors have substantially greater financial and other resources than we do which may allow them to react to changes in pricing, marketing and the quick service restaurant industry better than we can. As competitors expand their operations, we expect competition to intensify.

If we are unable to expand our operations in emerging markets, our growth rate could be negatively affected.

Our success depends in part on our ability to grow our business in emerging markets, which in turn depends on economic and infrastructure conditions in those markets and on its ability to make necessary infrastructure enhancements to distribution networks, sales equipment, maintenance, and technology. Additionally, we may rely on local availability of third-party service providers, contractors, vendors and employees to establish and manage operations in these markets. Scarcity or heavy competition for resources could impede our abilities in such markets. Moreover, the supply of our kiosks in emerging markets must match demand for those products. Due to product price and dietary differences, there can be no assurance that our kiosks will be accepted in any particular emerging market.

Changes in the retail landscape or the loss of key retail or service customers could adversely affect our financial performance.

Our industry is being affected by the trend toward e-commerce and the consolidation in and blurring of the lines between retail channels. We and our partners may need to provide lower pricing and increased marketing, which could negatively affect our business and operations. Our industry is being affected by the rapid growth in sales through e-commerce retailers, e-commerce websites, mobile commerce applications and subscription services, which may result in a shift away from physical retail operations to digital channels. As a provider of physical kiosks, we may not be able to develop and maintain successful relationships with new e-commerce retailers. If we are unable to successfully adapt to the rapidly changing retail landscape, including the rapid growth in digital commerce, our sales, volume growth and overall financial results could be negatively affected. In addition, our success depends in part on our ability to maintain good relationships with key retail and service customers to maintain the placement of our kiosks. The loss of one or more of our retail or service customers could have an adverse effect on our financial performance.

Our failure to retain current clients, renew existing client contracts on comparable or favorable terms, and obtain new client contracts on expected terms could adversely affect its business.

The success of our business depends in large part on our ability to maintain contractual relationships with the providers of profitable locations in which its kiosks are or may be placed, including hospitals, entertainment venues, retail stores, shopping centers and the like. Certain contract provisions with these providers vary, including product and service offerings, the service fees we are committed to pay, and the ability to cancel the contract upon notice. We typically enter into kiosk installation agreements that give the retailer rights of termination. We strive to provide direct and indirect benefits to our location partners that are superior to, or competitive with, other providers or systems or alternative uses of the floor space that our kiosks occupy. If we are unable to provide our partners with such benefits, we may be unable to maintain or renew its contractual relationships on acceptable terms, causing our business, financial condition and results of operations to suffer. The locations in which vending kiosks are placed may choose to replace our Kiosks with competitor machines or not provide space for such machines at all deciding that floor space could be used for other purposes.

Our success depends on our ability to retain our current clients, renew existing client contracts and obtain new business on commercially-favorable terms. Our ability to do so generally depends on a variety of factors, including the quality and price of our kiosks and the products contained therein, as well as our ability to market these kiosks effectively and differentiate itself from their competitors. In addition, clients are increasingly focused on targets and standards related to environmental sustainability matters, such as packaging and waste, greenhouse gas emissions, animal health and welfare, deforestation and land use. When we renew existing client contracts, it may be on terms that are less favorable or less profitable for it than the initial contract terms. In addition, we typically incur start-up and operating costs and experience lower profit margin and operating cash flows in connection with the establishment of new business and in periods with higher rates of new business, we have experienced and is expected to continue to experience negative impact to its profit margin and its cash flows. There can be no assurance that we will be able to obtain new business, renew existing client contracts at the same or higher levels of pricing or that our current clients will not turn to competitors, cease operations, elect to self-operate a kiosk, or terminate contracts with us. These risks may be exacerbated by the current economic environment, due to, among other things, increased cost pressure at our clients, tight labor markets and heightened competition in a contracted marketplace. In addition, consolidation by our clients in the industries it serves could result in losing business if the combined entity chooses a different kiosk provider, or elects to forgo kiosks altogether. The failure to renew a significant number of our existing contracts, including on the same or more favorable terms, or the significant failure to recoup expenses in expected amounts and timeframes for our new business contracts would have a material adverse effect on its business and results of operations and the failure to obtain new business could have an adverse impact on our growth and financial results.

Product safety and quality concerns could negatively affect our business.

We rely heavily on our partnership with Vistar and other food distributors and manufacturers to deliver frozen, ready to load food inventory to our kiosk customers, and we do not maintain our own food delivery fleet. If Vistar, or any successor or other food distributor, were to terminate its relationship with us, significantly increase its distribution fees, or experience operational disruptions (e.g., driver shortages, warehouse strikes), our customers may be unable to restock their kiosks. Our success depends in large part on the ability to maintain consumer confidence in the safety and quality of the products in our kiosks. We maintain product safety and quality standards, which we expect our operations as well as our product suppliers and customers to meet. Despite our commitment to product safety and quality, we or our product or service partners may not always meet these standards, particularly as we expands product offerings through innovation or acquisitions into categories that may be beyond our traditional range of products. If we or our product or service partners fail to comply with applicable product safety and quality standards, or if the products in our machines are or become contaminated or adulterated by any means, we may become subject to product liability claims and negative publicity, which could cause our business to suffer.

We rely on external logistics to transport our kiosks throughout our markets. Thus, we are subject to business risks and costs associated with the transportation industry. Many of these risks and costs are out of our control, and any of them could have a material adverse effect on our business, financial condition and results of operations.

We rely on external logistics, such as Velociti and Burroughs, to distribute kiosks directly to customers. As a result, we are exposed to risks associated with the transportation industry such as weather, traffic patterns, gasoline prices, recalls affecting our vehicle fleet, local and federal regulations, vehicular crashes, insufficient internal capacity, rising prices of external transportation vendors, fuel prices, taxes, license and registration fees, insurance premiums, self-insurance levels, difficulty in recruiting and retaining qualified drivers, disruption of our technology systems, and increasing equipment and operational costs. Our failure to successfully manage our logistics and fulfillment process could cause a disruption in our inventory supply chain and distribution, which may adversely affect our operating results and financial condition.

We face a variety of risks associated with the construction, manufacture, financing and operation of our kiosks, any of which could adversely affect our financial condition and results of operations.

We or our customers may be required to obtain approvals, permits and licenses from state regulators and local municipalities to construct and operate kiosks. We or our customers may face delays in obtaining the requisite approvals, permits, financing, and licenses to construct and operate our vending machines or we may not be able to obtain them at all. If we or our customers encounter delays in obtaining or cannot obtain the requisite approvals, permits, financing, and licenses to operate our kiosks in desirable locations, our financial condition and results of operations may be adversely affected.

We depend on contract manufacturers and suppliers in Vietnam and China to manufacture and construct our kiosks. While these arrangements can lower operating costs, they also reduce our direct control over manufacturing and construction of our kiosks. Such diminished control has from time to time had, and may in the future have, an adverse effect on the cost, quality or quantity of kiosks manufactured or services provided, or adversely affect the Company's flexibility to respond to changing conditions. Although arrangements with our suppliers may contain provisions for product defect expense reimbursement, the Company generally remains responsible to the consumer for warranty and out-of-warranty service in the event of product defects and experiences unanticipated product defect liabilities from time to time.

If we are unable to maintain our relationship with our suppliers, our suppliers ceases to produce the kiosks, or our suppliers are unable to effectively deliver our kiosk orders on timelines and at the price we have negotiated, and we are unable to contract with an alternative supplier, we may not be able to construct new kiosks or continue to operate or sell existing kiosks and our financial condition and operating results may be adversely affected.

Additionally, hot food kiosks, such as ours, involve complex mechanical systems for heating and dispensing. Any breakdown of our kiosks could lead to high maintenance costs, refunds to end-users, and a loss of trust in our brand. Unlike standard vending machines, the heating elements and robotic arms introduce multiple points of potential failure, and the durability of our kiosks is unknown and we may be required to incur significant maintenance and other expenses to keep them operating properly. If we are required to incur significant expenses to maintain our kiosks our financial condition and operating results may be adversely affected.

We significantly depend upon our contract manufacturers to:

- assure the quality of our products;
- manage capacity during periods of volatile demand;
- qualify appropriate component suppliers;
- ensure adequate supplies of components and materials;
- deliver finished products at agreed upon prices and schedules; and
- safeguard materials and finished goods.

The ability and willingness of our contract manufacturers to perform is largely outside our control. Additionally, from time to time, unexpected events, such as health crises or pandemics, have had, and may have in the future, adverse effects on the ability of our contract manufacturers to fulfill their obligations to us due to, among other things, work stoppages or slowdowns due to facility closures or other social distancing mitigation efforts, and the inability of our contract manufacturers to procure adequate supplies of the components to manufacture our products. A shortage of adequate component supply or manufacturing capacity could increase our costs by requiring us to use alternative contract manufacturers or component suppliers, which may not be available to us on acceptable terms, if at all. Moreover, our use of chipsets from different or multiple sources may require us to significantly modify our designs and manufacturing processes to accommodate these different chipsets, which would also increase our manufacturing costs and could delay our ability to manufacture products and result in decreased sales of our products. These increases in manufacturing costs or delays in manufacturing could have a material adverse impact on our business and results of operations.

In the event that we receive kiosks that fail to comply with our technical specifications or that fail to conform to our quality control standards, and we are not able to obtain replacement products in a timely manner, we risk revenue losses from the inability to sell those kiosks, increased administrative and shipping costs, and lower profitability. Additionally, if defects are not discovered until after distributors of our kiosks, our customers could lose confidence in the technical attributes of our products and our business and results of operations could be harmed.

We do not control our contract manufacturers or suppliers, including their labor, environmental or other practices. Environmental regulations or changes in the supply, demand or available sources of natural resources may affect the availability and cost of goods and services necessary to run our business. Non-compliance or deliberate violations of labor, environmental or other laws by our contract manufacturer or suppliers, or a failure of these parties to follow ethical business practices, could lead to negative publicity and harm our reputation or brand.

We believe that our orders may not represent a material portion of our contract manufacturers' total orders and, as a result, fulfilling our orders may not be a priority in the event our contract manufacturers are constrained in their capacity. If any of our contract manufacturers experiences problems in its manufacturing operations, or if we have to change or add additional contract manufacturers, our ability to ship products to our customers would be impaired. Additionally, any or all of the following could either limit supply or increase costs, directly or indirectly, to us or our contract manufacturers:

- changes or uncertainty in tariffs, economic sanctions, and other trade barriers;
- labor strikes or shortages;
- financial problems of either contract manufacturers or component suppliers;
- reservation of manufacturing capacity at our contract manufactures by other companies, inside or outside of our industry; and
- industry consolidation occurring within one or more component supplier markets, such as the semiconductor market.

Enhanced tariff, import/export restrictions, or other trade barriers may have an adverse impact on global economic conditions.

There have been, and continue to be, uncertainties with respect to the global economy and trade relations between the U.S. and other countries globally. Implementation of more restrictive trade policies or the renegotiation of existing U.S. trade agreements or trade agreements of other countries where we procure our kiosks and their related components and other materials incorporated into our kiosks could negatively impact our business results of operations, cash flows, and financial condition. Tariffs, sanctions and other barriers to trade could adversely affect the business of our customers and suppliers, which could in turn negatively impact our net revenue and results of operations. In 2025, the Trump administration implemented or announced tariffs and other trade actions against countries from which we procure our kiosks, including Vietnam and China. Given these pronouncements, there is currently significant uncertainty about the future relationship between the U.S. and these countries with respect to trade policies, treaties, tariffs, and customs duties and taxes. If tariffs or duties are expanded, increased, or interpreted by a court or governmental agency to apply to more of our products, then our exposure on such imported products and components could be significant. Additionally, new trade or market access barriers could disrupt our operations. These impacts could have a material effect on our financial results. We and our distribution business suppliers import goods, components, and materials into the U.S. from certain of the regions where such tariffs may apply.

We may rely on agreements with third parties to finance certain aspects of our operations, including the manufacturer of our kiosks. If we fail to create or maintain adequate relationships with third parties to finance our operations, we may be unable to construct additional kiosks in the future, which would adversely affect our business and results of operations.

We may rely on agreements with third parties to finance certain aspects of our operations, including the manufacturer of our kiosks, and may in the future continue to rely on agreements with third parties to finance capital expenditures, including additional kiosks. If we are unable to enter into new financing agreements therefor on favorable terms or at all, whether because of our financial and operating performance or for other reasons, our ability to engage manufacturers for our kiosks and for business expansion would be adversely affected. New funding arrangements may be at higher interest rates than historical real estate financing or other less favorable terms. These financing risks, in addition to rising interest rates and changes in market conditions, if realized could negatively impact our results of operations and financial condition.

Increase in the cost, disruption of supply or shortage of energy or fuel could affect our profitability.

A large fleet of trucks and other motor vehicles operated by third party service providers distribute and deliver products to stock our kiosks. In addition, we and our customers use a significant amount of electricity, gasoline, natural gas and other energy sources to operate business and the kiosks. An increase in the price, disruption of supply or shortage of fuel and other energy sources in any of the markets in which we or our customers operates and our kiosks may be located (which may be caused by increasing demand or by events such as natural disasters, power outages, or the like) could increase operating costs and negatively impact our profitability.

Increase in the cost, disruption of supply or shortage of ingredients, other raw materials, packaging materials, and containers could harm our business.

Suppliers of products for kiosks use various ingredients in their products that are located in its machines, as well as packaging materials and containers for those products to be placed into its machines. The prices for these ingredients, packaging materials, and other containers fluctuate depending on market conditions. Substantial increases in the prices of ingredients, packaging materials, and other containers to the extent they cannot be recouped through increases in the prices of finished products, could increase operating costs and reduce profitability. Increases in the prices of finished products resulting from a higher cost of ingredients, packaging materials, and other containers could affect affordability in some markets and reduce sales. We and our customers may not be able to maintain favorable arrangements and relationships with suppliers for these products and ingredients, and contingency plans may not be effective in preventing disruptions that may arise from shortages of any ingredient that is available from a limited number of suppliers or from only one source. The food industry is impacted by the variability of weather conditions. Adverse weather conditions may affect the supply of agricultural commodities from which key ingredients for products are derived. An increase in the cost, a sustained interruption in the supply, or a shortage of some of these ingredients, other raw materials, packaging materials, and other containers that may be caused by a deterioration of relationships with suppliers, quality and reliability issues, trade disruptions, changes in supply chain and increases in tariffs, or by events such as natural disasters, power outages, labor strikes, political uncertainties or governmental instability, or the like could negatively impact business operations and our profitability.

Changes in laws and regulations relating to food and beverage containers and packaging could increase our costs and reduce demand for our kiosks.

Legal requirements have been enacted in various jurisdictions in the United States requiring that deposits or certain ecotaxes or fees be charged in connection with the sale, marketing and use of certain beverage containers. Other proposals relating to food and beverage container deposits, recycling, tethered bottle caps, ecotax and/or product stewardship have been introduced in various jurisdictions in the United States, and we anticipate that similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the United States and elsewhere. Consumers' increased concerns and changing attitudes about solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of the markets in which our kiosks are operated, they could affect costs or require changes in our business model, which could reduce its net operating revenues and profitability.

Our business faces risks associated with managing short shelf-life or perishable products, which increases exposure to food spoilage.

Dispensing hot food carries inherent risks related to temperature control and food spoilage. If our kiosks fail to maintain safe temperatures due to power loss, mechanical failure or otherwise, and a consumer becomes ill from spoiled or undercooked food, we could face liability exposure and irreparable brand damage. Also, food products in our kiosks may be perishable with a relatively short shelf life, often measured in days or weeks rather than months. Unlike most shelf-stable products, products in our kiosks may need to be stored under temperature controlled circumstances and otherwise sold within a narrow time windows to ensure safety, quality, and consumer satisfaction. This inherently increases exposure to inventory management challenges, including spoilage. Short shelf-life products require tight coordination between production planning, inventory levels, and demand forecasting. Any misalignment between supply and demand – whether due to inaccurate forecasts, changes in consumer purchasing behavior, delays in distribution, or disruptions in retail execution – can result in either excess inventory that must be discounted or discarded, or insufficient inventory that limits sales and damages customer satisfaction. Separately, insofar as products for our kiosks are required to remain at or below specified temperature thresholds throughout the entire sourcing, production and distribution lifecycle, any failure in refrigeration – whether during transit, in the production facility, within a third-party warehouse, or our customer's refrigeration solution – can compromise product safety and quality, resulting in spoilage, product loss, and reputational damage. Because products in our kiosks may have a relatively short shelf life and limited temperature tolerance, even brief temperature excursions or small delays in shipment can materially impact sell-through and customer satisfaction. Furthermore, reliance on third-party refrigerated carriers means that we are dependent on the performance, capacity, and pricing of these providers, all of which are outside our direct control. Increases in cold freight costs, labor shortages among drivers, supply chain disruptions, or infrastructure failures (e.g., power outages, natural disasters) may increase our operational expenses or limit our ability to service new or existing geographies. As we expand into new markets, maintaining this high-integrity cold chain across broader distances and volumes may increase the risk of errors or delays. If we are unable to consistently execute any cold chain requirements, the value proposition of our brand and kiosks could be compromised, resulting in adverse effects on our reputation, customer relationships, and financial performance.

Incidents of food poisoning, customer complaints and any other negative publicity associated with our kiosks or on food safety in general could adversely affect our reputation and our business

Our business is susceptible to the risk of food poisoning. While we have taken measures to mitigate such risk in our kiosks, we cannot guarantee that it can be completely eliminated. Incidents of food poisoning caused by third party food suppliers or reasons beyond our control which may affect a number of our kiosks may occur. Reports by the media of incidents of food poisoning or any other negative publicity resulting from the publication of industry findings or research reports in relation to food quality in our kiosks or customer service or any complaints from our customers may, regardless of their validity, adversely affect our results of operations, which may result in the closure or suspension of the relevant restaurants.

In addition, certain types of food ingredients if not handled and processed properly, such as eggs and various kinds of seafood, have been found to contain hazardous substances which may not be fit for human consumption. If there is any adverse publicity regarding food safety in our kiosks, confidence in the quality of our kiosks may be undermined.

We may not be able to recoup the investments we make to expand and upgrade our automation and intelligentization and other technology capabilities.

We have invested significant sums in expanding and upgrading our kiosks. We may continue to invest in our technology for a number of years. We may also continue to add personnel and other resources to our technology and other businesses as we focus on offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

Unfavorable general economic conditions in the United States could negatively impact our financial performance.

Unfavorable general economic conditions, such as a recession or economic slowdown, in the United States could negatively affect the affordability of, and consumer demand for, our kiosks. Under difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of products in our kiosks. Softer consumer demand in the United States could reduce our profitability and could negatively affect our overall financial performance.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital we are attempting to raise in this Offering may not be enough to sustain our current business plan.

In order to achieve our near and long-term goals, we may need to procure funds in addition to the amount raised in the Offering. There is no guarantee we will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We are, or may be in the future, subject to substantial regulation related to quality and safety standards applicable to our products and technologies. Our failure to comply with applicable quality or safety standards could have an adverse effect on our business, financial condition or results of operations.

Our products are subject to regulation related to quality and safety standards, including safety certification and evaluation to specific safety standards depending on the product type, region and country. Products certified by a nationally recognized testing laboratory, such as Intertek Testing Lab (ETL), bear a certification mark signifying that the product complies with the requirements of the product safety standard. While we have received a variety of safety certifications on our products, including ETL, we may need or desire to obtain additional certifications for new product configurations, which will increase the time and costs to complete our product launches and which we may be unable to obtain within a reasonable time, or at all. In addition, certain electronic products require FCC certification, and we have obtained FCC certification on applicable products to ensure electromagnetic interference compliance. Compliance with applicable regulatory requirements is subject to continual review and is monitored through periodic inspections and other review and reporting mechanisms. Although we believe that our broad knowledge and experience with codes and safety standards have facilitated certification approvals, we cannot provide any assurance that we will be able to obtain any such certifications for our new products or that, if certification standards are amended, we will be able to maintain such certifications for our existing products. While we endeavor to take all the steps necessary to comply with applicable laws and regulations, there can be no assurance that we can maintain compliance on a continuing basis. Failure by us or our partners to comply with current or future governmental regulations and quality and safety assurance guidelines could lead to product recalls or related field actions, or product shortages. Efficacy or safety concerns with respect to our products or those of our partners could lead to product recalls, fines, withdrawals, declining sales and/or our failure to successfully commercialize new products or otherwise achieve revenue growth.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We use software licensed from third parties. Our ability to provide customers with a high-quality kiosk experience also depends on the satisfactory performance, reliability and availability of software licensed from third parties.

The operation of our kiosks depends on sophisticated software, hardware, and computer networking and communication services that may contain undetected errors or may be subject to failures or complications. These errors, failures or complications may arise particularly when new, changed or enhanced products or services are added. In the past, there have been limited delays and disruptions resulting from upgrading or improving these operating systems. Future upgrades, improvements or changes that may be necessary to expand and maintain our business could result in delays or disruptions or may not be timely or appropriately made, any of which could seriously harm our operations.

Additionally, our kiosks use software licensed from third parties. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm the software licensed from third parties that result in the unavailability of our kiosks or reduced performance would affect the attractiveness of the services offered through our kiosks. We may encounter problems when software licensed from third parties is upgraded and undetected programming errors could adversely affect the performance of the software we use to provide our services. In addition, we could be required to seek licenses from third parties in order to continue using any open source software, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our platform or discontinue the use of portions of the functionality in our kiosks. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of our existing platforms, which could materially and adversely affect our business and results of operations.

Our business depends on access to third-party services, platforms and infrastructure that are critical to the successful operation of our business.

Our kiosks rely on access to the internet or mobile networks. We also depend on widely-adopted third-party platforms to reach our customers, such as popular mobile, social, search, and advertising offerings. Internet service providers may choose to disrupt or degrade access to the kiosks or increase the cost of such access. Mobile network operators or operating system providers could block or place onerous restrictions on our kiosk's ability to connect with our mobile application or deny or condition access to application programming interfaces or documentation, limiting the functionality of our kiosks , including in ways that could require us to make significant changes to our kiosks, website or mobile apps. If we are not able to deliver a high-quality experience on these platforms, then our business may suffer. Internet service providers, mobile network operators, operating system providers and/or app stores regularly place technical and policy restrictions on applications and platforms that use their services, which restrictions change over time. They have also and could in the future attempt to charge us for, or restrict our ability to access or provide access to, certain platforms, features, or functionality that we use in our business, and such changes may adversely affect our business operations.

A significant disruption in our websites, servers or information technology systems, or those of our third-party partners, could impair the experience of using our kiosks or otherwise adversely affect our customers, damage our reputation or harm our business.

Our mobile application may be required to use our kiosks. We depend on third party servers and centralized information technology systems for kiosks and payment functionality, to manage operations and to store critical information and intellectual property. Accordingly, we allocate significant resources to maintaining our information technology systems and deploying network security, data encryption, training and other measures to protect against unauthorized access or misuse. Nevertheless, our website, mobile application and information technology systems, and those of the third parties we rely on, are susceptible to damage, viruses, disruptions or shutdowns due to foreseeable and unforeseeable events. System failures and disruptions could impede the manufacturing and shipping of kiosks, functionality of our kiosks, transactions processing and financial reporting, and result in the loss of intellectual property or data, require substantial repair costs and damage our reputation, competitive position, financial condition and results of operations.

Additionally, our mobile application and our kiosks may contain flaws that make them susceptible to unauthorized access or use. While we devote significant resources to address and eliminate flaws and other vulnerabilities in our products, there can be no assurance that our products will not be compromised in the future. Any such flaws or vulnerabilities, whether actual or merely potential, could harm our reputation, competitive position, financial condition and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights, including its kiosk design and systems, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employees or claims asserting ownership of what we regard as our own intellectual property.

Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property may not be self-executing or the assignment agreement may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our key employees or senior management, including our chief founder, David L. Chessler, our Executive Chairman, Gary S. Cohen, or our President, Ryan A. Boland could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We may not be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We rely on third-party technology to complete critical business functions. If that technology fails to adequately serve our needs and we cannot find alternatives, it may negatively impact our operating results.

We rely on third-party technology for certain of our critical business functions, including network infrastructure for hosting our website and inventory data, software libraries, development environments and tools, automation controls and software for our vending machines. If these technologies fail or we cannot maintain our relationships with the technology providers and we cannot find suitable alternatives, our financial condition and operation results may be adversely affected.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Dependence on a small number of large foodservice companies could materially adversely affect our business.

Our business strategy contemplates significant commercial relationships with a small number of very large, global foodservice companies, including Sodexo, Aramark, and Compass, which collectively represent the largest foodservice operators in the world and are expected to account for a substantial portion of our current and future revenues, deployments, and growth opportunities. As a result, our operating results, growth prospects, and overall financial performance are highly dependent on our ability to initiate, expand, and maintain successful relationships with these counterparties. These companies possess significant bargaining power, long sales cycles, complex procurement and compliance requirements, and the ability to delay, scale back, restructure, or terminate commercial arrangements for strategic, financial, or operational reasons largely beyond our control. Any failure to secure new contracts, expand existing pilots, convert trials into full-scale rollouts, or renew or maintain existing relationships with one or more of these counterparties – whether due to competitive pressures, internal reprioritization, changes in management, economic conditions, regulatory considerations, or dissatisfaction with our technology, pricing, or performance – could result in delayed growth, reduced revenues, increased customer concentration risk, and material adverse effects on our business, financial condition, results of operations, and prospects.

Our financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations in order to continue as a going concern.

Our independent registered public accounting firm has included an explanatory paragraph in its opinion that accompanies our unaudited consolidated financial statements as of the years ended December 31, 2025 and 2024, indicating we lack significant working capital and have only recently commenced operations, that we will incur significant additional costs before significant revenue is achieved, and that these matters raise substantial doubt about our ability to continue as a going concern. It further notes that, during the next 12 months, we intend to fund our operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we and our management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

There is a Target Offering Amount set as a condition to closing this Offering.

Because this is a "best efforts" offering with a Target Offering Amount of $10,000, there is a minimum number of Securities that needs to be sold in order for funds to be released to the Company and for this Offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this Offering, if the Maximum Offering Amount is not met, and/or pursue its business plan. In such circumstances, the Company may need to seek additional financing sooner than expected, curtail or delay planned activities, or modify its business strategy, any of which could materially and adversely affect the Company and the value of an investment in the Securities.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

As compensation for the services provided by the Intermediary, the Issuer is required to pay to the Intermediary a cash fee consisting of an eight and one-half percent (8.5%) commission, based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $32,500 advance setup fee and $11,500 monthly fee payable to the Intermediary and/or its affiliates. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Our valuation and our offering price have been established internally and are difficult to assess.

The Company has set the price of its Common Units at $1.00 per Unit, plus a 2.5% Investor Processing Fee, see "*The Offering and the Securities*" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for Units in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional

Common Units, or additional Incentive Units may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "*Dilution*" for more information.

The conversion price applicable to the Company's outstanding convertible securities may be subject to interpretation or dispute, which could result in litigation, dilution, or delays in future financings.

The Company has issued, and may continue to issue, convertible notes or other convertible securities that provide holders with the right to convert their outstanding principal and accrued interest into equity of the Company at prices determined by reference to contractual formulas, valuation caps, discounts, or other conversion mechanics. The application of these provisions may require the interpretation of defined terms, capitalization adjustments, valuation determinations, rounding conventions, or other assumptions, including in connection with future equity offerings and financings or other conversion events.

There can be no assurance that the conversion price applicable to any such convertible securities has been, or will be, calculated in a manner that is consistent with the expectations or interpretations of all holders of such securities. Any disagreement regarding the proper calculation of a conversion price, the capitalization used in such calculation, or the treatment of prior or concurrent issuances could result in disputes with holders of convertible securities, including claims that such holders are entitled to receive a greater number of equity securities than the Company has issued or intends to issue. If such disputes arise, the Company could be required to expend significant management time and financial resources to resolve them, including through negotiation, arbitration, or litigation, and the resolution of any such dispute could result in the issuance of additional equity securities, the payment of cash consideration, or other remedies. Any such outcome could result in material dilution to Investors in this Offering, delay or complicate future financings or liquidity events, adversely affect the Company's capitalization and financial condition, or otherwise harm the Company's business and prospects. In addition, uncertainty regarding the conversion terms of outstanding convertible securities could adversely affect the Company's ability to complete future offerings on acceptable terms or at all.

The price at which the Securities are offered, and any valuations referenced in prior or future securities offerings, including in connection with the Company's prior convertible note offerings, may not be indicative of the Company's actual value and could result in dilution, disputes, or losses to Investors.

The price at which the Securities are offered in this Offering has been determined by the Company and is not based on an independent valuation, appraisal, or third-party fairness opinion. In addition, the Company has issued, and may in the future issue, other equity or convertible securities at prices or on terms that differ from those applicable to the Securities offered hereby, including securities issued in private placements, strategic transactions or in connection with the conversion or settlement of outstanding convertible notes or similar instruments.

Certain of the Company's outstanding convertible securities may reference valuation, or other pricing metrics that may have been based on assumptions, estimates, or negotiated terms that differ from the assumptions underlying this Offering. Any such valuations or pricing references may not reflect the Company's current financial condition, results of operations, prospects, or risk profile, and should not be viewed as a representation or assurance of the Company's present or future value. There can be no assurance that the valuation implied by the price of the Securities in this Offering, or by any prior or future financing, is accurate or will be supported by the Company's performance or market conditions.

Differences between the price paid by Investors in this Offering and the effective prices paid by holders of other securities, including upon the conversion of outstanding convertible notes, may result in immediate and substantial dilution, create disparities among investors, and give rise to disagreements or disputes regarding pricing, valuation, or conversion mechanics. In addition, if the Company issues securities in future offerings at prices lower than the price paid by Investors in this Offering, Investors may experience additional dilution and may perceive such issuances as evidence that the price paid in this Offering was not reflective of the Company's value.

Uncertainty regarding valuation and pricing may also adversely affect the Company's ability to complete future financings as prospective investors may require concessions, structural protections, or pricing adjustments in light of prior offerings or convertible securities. Any such developments could materially and adversely affect the Company's capitalization, financial condition, and the value of an investment in the Securities.

Because the Company is under common control with another issuer, offerings by such other issuer may reduce the amount the Company is permitted to raise under Regulation Crowdfunding, which could adversely affect this Offering.

Regulation Crowdfunding limits the aggregate amount that an issuer may raise in any 12-month period and requires that this limit be applied on a combined basis to issuers that are under common control. The Company is under common control with one or more other issuers contemplating an offering under Regulation Crowdfunding, and any capital raised by such other issuer(s) in reliance on Regulation Crowdfunding during the applicable 12-month period will count toward the maximum amount the Company is permitted to raise under Regulation Crowdfunding.

As a result, if another issuer under common control with the Company conducts a Regulation Crowdfunding offering, or has conducted such an offering during the applicable 12-month period, the amount available to be raised by the Company in this Offering may be reduced or exhausted. In such circumstances, the Company may be required to cap, delay, modify, or terminate this Offering, or may be unable to accept additional subscriptions once the aggregate limit has been reached.

Any reduction in the amount raised in this Offering could adversely affect the Company's ability to execute its business plan, fund operations, or pursue growth opportunities. In addition, uncertainty regarding the timing or amount of capital raised by other issuers under common control could complicate the Company's capital planning and may adversely affect investor expectations with respect to the size and completion of this Offering.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Investors will grant a proxy authority to act on their behalf.

In connection with investing in this Offering to purchase the Securities, Investors will designate the Proxy (as defined above) to act as proxy on behalf of Investors in respect to instructions related to the Securities. The Proxy will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities and to execute on behalf of an investor any consents, approvals and waivers. Thus, by participating in the Offering, Investors will grant broad discretion to the Proxy to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Proxy and grant broad authority to the Lead to take certain actions on behalf of the Investor.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Pursuant to Rule 501 securities sold may not be transferred during the one-year period beginning when the securities were issued in the Offering, unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the Securities and Exchange Commission; and (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family or the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Securities.

We are offering bonus units and investor perks, which is effectively a discount on our offering price, to some investors in this offering and which will dilute investors who do not invest at the level to qualify for bonus units or investor perks.

We are offering certain investors incentive perks in connection with this offering, including the issuance of bonus units in the Crowdfunding Vehicle and, in limited circumstances, a rebate tied to the purchase of a kiosk, which effectively reduces the price paid per unit by such investors as compared to investors who do not qualify for these incentives. These incentives will result in immediate dilution to investors who purchase units for cash without receiving the same level of bonus units or rebates, and may adversely affect the value of their investment.

Under the bonus unit programs, eligible investors may receive additional units in the Crowdfunding Vehicle at no additional cash cost based on (i) the amount of their funded investment and/or (ii) the timing of their investment following the commencement of this offering. Amount-based bonus units range from 3% to 10% of the units purchased for cash, depending on the investment amount, and time-based bonus units may range from 3% to 5% depending on when an investor's subscription is accepted. These bonus units may be cumulative if an investor satisfies the conditions of both programs, subject to applicable limits. Bonus units are issued as additional consideration and not for additional cash payment, thereby reducing the effective per-unit purchase price paid by such investors.

In addition, certain investors who make a minimum investment and subsequently purchase a kiosk may be eligible for a rebate of up to 50% of their investment amount, subject to a maximum rebate per kiosk. Any such rebate further reduces the investor's net economic cost of acquiring units and has the same effect as a discount to the offering price.

The availability of bonus units and rebates may also result in investors making investments at different effective prices, which may create disparities among investors and complicate future financing transactions, valuation assessments, or secondary market perceptions (if any). Investors who purchase units without receiving bonus units or rebates will bear a disproportionately higher share of the Company's risk per dollar invested and may experience greater dilution in future financings.

As a result of these incentive programs, an investment in this offering involves additional dilution and pricing risks beyond those associated with offerings conducted at a single uniform price, and investors should carefully consider whether the potential dilution caused by bonus units and rebates is acceptable in light of their investment objectives.

The Company's LLC Agreement requires the application of Wyoming law, which may be unfamiliar to investors and could adversely affect the outcome of disputes.

The Company's LLC Agreement provides that all issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Wyoming, without giving effect to any choice or conflict of law provision or rule (whether of the State of Wyoming or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Wyoming. As a result, investors may be required to rely on Wyoming law to resolve disputes, even if such disputes have little or no connection to Wyoming. Wyoming law may differ materially from the laws of other jurisdictions with which investors are more familiar, including with respect to contract interpretation, remedies, procedural rights, and the enforceability of certain contractual provisions. These differences could lead to outcomes that are less favorable to investors than would be the case if the laws of another jurisdiction applied. In addition, the relative lack of judicial precedent interpreting certain aspects of Wyoming law, as compared to more frequently litigated jurisdictions, may increase uncertainty in the resolution of disputes. This governing law provision in the Company's LLC Agreement may limit an investor's ability to predict the outcome of disputes or to assert claims under more favorable legal standards, and could discourage claims or adversely affect an investor's rights and remedies under the LLC Agreement.

The Company's LLC Agreement requires mandatory arbitration of disputes, which limits Investors' ability to seek relief in court.

The Company's LLC Agreement requires that any controversy or claim arising out of or relating to the LLC Agreement, or the breach, termination, or validity thereof, be resolved through binding arbitration, as detailed in a certain Secured Convertible Note Purchase Agreement. As a result, investors generally will not be permitted to bring claims in court or have disputes resolved by a judge or jury. Arbitration proceedings differ from court proceedings in a number of material respects. Arbitration may limit discovery, restrict procedural rights, reduce the availability of appellate review, and result in decisions that are less predictable than judicial outcomes. Arbitrators are not required to follow precedent in the same manner as courts, and arbitration awards are subject to limited judicial review, even if the arbitrator makes errors of law or fact. In addition, arbitration may impose additional costs on investors, including administrative fees and arbitrator compensation, and may be conducted in a location that is inconvenient or costly for certain investors. These factors may discourage investors from pursuing legitimate claims or may adversely affect their ability to obtain meaningful relief. There is uncertainty as to whether all claims, including certain securities law claims, will be subject to arbitration or whether a court would enforce the arbitration provision in all circumstances. If the arbitration provision is found to be unenforceable in whole or in part, the Company may incur additional costs and expenses resolving disputes in alternative forums, which could adversely affect its business, financial condition, or results of operations.

The Company's LLC Agreement includes a jury waiver.

The Company's LLC Agreement includes a provision pursuant to which investors irrevocably and unconditionally waive any right they may have to a trial by jury in any legal action arising out of or relating to the LLC Agreement or the transactions contemplated thereby. As a result, if a dispute is brought in court rather than arbitration, it will be decided by a judge rather than a jury. A jury trial waiver may limit an investor's ability to present claims in a manner they believe would be most favorable and may result in outcomes that differ from those that could be obtained in a jury trial. Judges may view claims and evidence differently than juries, particularly in cases involving complex financial, contractual, or securities-related issues. There is uncertainty as to whether a court would enforce the jury trial waiver in all circumstances. If a court were to find the waiver unenforceable, the Company could be required to litigate disputes in a manner that is inconsistent with the expectations set forth in the LLC Agreement, potentially resulting in increased costs and delays. Conversely, if enforced, the waiver could discourage investors from pursuing claims or limit their perceived leverage in dispute resolution.

The subscription agreement that investors must sign to invest in this Offering has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will sign our subscription agreement which contains a voting proxy and will have no influence on the Company's decisions.

In order to invest in this Offering, Investors are required to execute a subscription agreement pursuant to which they grant an irrevocable proxy and power of attorney with respect to voting and consent rights. As a result, Investors will not have the ability to vote directly on matters affecting the Company or to participate in management decisions, and all such voting and consent rights will be exercised in accordance with the proxy arrangements set forth in the Company's and the Crowdfunding Vehicle's governing documents.

Because Investors do not control the voting of the Securities, they will have no practical ability to influence the election of managers, approval of significant transactions, amendments to the Company's governing documents, or other matters requiring member approval, and must rely entirely on the discretion and judgment of the Company's management in operating the business and making strategic decisions. The interests of management and other members may not always align with the interests of Investors.

In addition, upon a liquidation, dissolution, or winding up of the Company, Investors will be entitled to receive distributions only after the Company's creditors have been paid in full and after the satisfaction of any preferential distribution or liquidation rights held by other investors under the LLC Agreement. Certain other investors are entitled to receive priority distributions, including a return of capital for one investor and a return equal to 2.25 times another investor's capital contributions, before any distributions are made to Investors in this Offering. As a result, Investors may receive less than their original investment, or no distribution at all, in a liquidation scenario.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 30% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to Governance and Rights of the Members of the Company

Control by our controlling Member and other major investors limits investor influence and may result in actions that do not align with investors' interests.

We are effectively controlled, directly or indirectly, by David L. Chessler and entities affiliated with or controlled by him. A substantial majority of our outstanding Voting Units are held by Mr. Chessler through affiliated entities, and under our LLC Agreement, the Sponsor has the right to designate a majority of the members of our Board of Managers. As a result, Mr. Chessler and other major investors are able to control Board decisions and the outcome of matters requiring Member or Board approval, including the election of officers, strategic transactions, mergers, and a sale of the Company. Because of this concentration of control, minority Members will have little or no ability to influence the Issuer's management, strategic direction, or governance, and decisions may be made that favor controlling Members even if such decisions are not aligned with the interests of minority investors.

The LLC Agreement waives fiduciary duties, significantly limiting legal protections for minority members.

Our LLC Agreement expressly eliminates fiduciary duties that might otherwise apply to Managers, controlling Members, and other covered persons. As a result, these parties are generally permitted to act in their own interests and are not required to consider the interests of the Company or its minority Members when making decisions. This contractual waiver substantially limits the ability of minority Members to challenge actions that may be self-interested, conflicted, or adverse to minority investors, and materially reduces the legal remedies that would otherwise be available under traditional fiduciary duty principles.

Minority members may be required to participate in a sale of the company without their consent.

Our LLC Agreement contains "drag-along" provisions that permit Members holding a majority of the Common Units to require all other Members to participate in certain change-of-control transactions. As a result, minority Members may be compelled to sell their Units or vote in favor of a merger, asset sale, or similar transaction, even if they disagree with the transaction's valuation, structure, or timing. Although all Members are required to receive the same consideration per Common Unit, minority Members have no right to opt out of such transactions and may be forced to exit their investment on terms they do not believe are favorable.

Ongoing fees payable to insiders and senior lenders reduce cash available for operations and distributions.

We are obligated to pay recurring management fees to affiliates of controlling Members and ongoing monitoring fees to certain senior lenders, regardless of our operating performance or profitability. These fixed payment obligations reduce cash available for working capital, growth initiatives, and distributions to Members, and may materially constrain our liquidity, particularly during periods of financial stress. Because these fees are payable before any distributions to Members, they may delay or eliminate returns to minority investors.

Distribution priorities favor certain affiliates, which may prevent you from receiving a return on your investment.

Our LLC Agreement establishes a distribution waterfall that prioritizes distributions to a particular affiliate of our controlling Member until that party has received a full return of its capital contributions. Only after this priority return is satisfied are other holders of Common Units entitled to participate in distributions. If we do not generate sufficient cash flow or proceeds from a liquidity event, minority Members may never receive distributions in respect of their Units, even if the Issuer operates successfully.

The LLC Agreement may be amended in ways that adversely affect minority members.

The LLC Agreement may generally be amended with the approval of Members holding a majority of the Common Units. While certain affiliates have veto rights over amendments that disproportionately affect their express rights, minority Members do not enjoy comparable protections unless an amendment is disproportionately adverse to their specific class or series of Units. As a result, controlling Members may be able to amend the LLC Agreement in ways that alter governance, economic arrangements, or Member rights to the detriment of minority investors.

Holders of incentive units and other non-voting units have no governance rights.

Only holders of Voting Units are entitled to vote on Company matters, receive notice of Member meetings, attend such meetings, or participate in Member actions. Holders of Incentive Units and other non-Voting Units are entirely excluded from Member-level governance. Investors holding non-Voting Units will have no ability to influence Company decisions, participate in governance discussions, or receive advance notice of material corporate actions, regardless of the size of their economic interest.

Conflicts of interest and related-party transactions may adversely affect minority members.

The LLC Agreement permits the Board and certain Members to engage in transactions that may involve conflicts of interest, including transactions with affiliates. Minority Members generally do not have approval rights with respect to such transactions and may be unable to prevent or meaningfully challenge actions that favor controlling Members or their affiliates. These arrangements may result in terms that are less favorable than those that could be obtained in arm's-length transactions and may disproportionately benefit insiders at the expense of minority investors.

The Common Units are subject to transfer restrictions under the LLC Agreement.

Our LLC Agreement imposes significant restrictions on the transferability of Units and grants the Board of Managers broad discretion to approve or block proposed transfers. The Board may refuse to approve a transfer if it determines that the transfer could have a material adverse effect on the Issuer, including as a result of regulatory considerations. In addition, transfers are prohibited to any person deemed to be a competitor of the Issuer, as determined by the Board in its reasonable discretion, or if the transfer would cause the Issuer to be treated as a publicly traded partnership for U.S. federal income tax purposes. Moreover, except for certain limited permitted transfers to affiliates or family members, Members are generally prohibited from transferring Units or Unit Equivalents prior to the consummation of a qualifying liquidity event, such as a change of control. These restrictions apply even if the procedural requirements for a permitted transfer or right-of-first-refusal process are otherwise satisfied. As a result, Members may be unable to sell or otherwise dispose of their Units when they desire or at any price, and may be required to hold their investment for an indefinite period of time. Investors should be prepared to bear the economic risk of an investment in the Issuer for an extended and potentially indefinite duration, and there may be no readily available market or exit opportunity for the Units.

Minority members have limited remedies under the LLC Agreement.

The LLC Agreement provides broad exculpation and indemnification protections to Managers and other covered persons and limits the remedies available to Members. As a result, minority Members may have limited ability to pursue claims or obtain relief for actions they believe are harmful to their interests, even if such actions disproportionately affect minority investors.

Corporate actions may be taken without notice to or participation by non-voting members.

Under the LLC Agreement, actions requiring Member approval may be taken by written consent without a meeting or prior notice, provided that the requisite Voting Members approve the action. Holders of non-Voting Units are not entitled to receive notice of such actions and may not learn of significant corporate decisions until after they have become effective. This governance structure may further limit transparency and deprive non-Voting and minority Members of any meaningful opportunity to monitor, evaluate, or respond to material Company actions.

Meeting and quorum thresholds concentrate decision-making authority.

Only the Board or Members holding more than a specified percentage of Voting Units may call Member meetings, and quorum and approval thresholds require a majority of Voting Units. Because Voting Units are concentrated among affiliates of our controlling Member, these parties effectively control whether meetings are held and how decisions are approved. This concentration of authority may suppress minority viewpoints, reduce transparency, and result in outcomes that disproportionately favor controlling Members or management.

The Company's LLC Agreement provides preferential distribution rights, which may materially reduce or eliminate distributions to other investors.

The Company's LLC Agreement provides contractual preferential distribution rights to certain members, including a return of capital preference and a return equal to 2.25 times of the capital contribution of another member, payable prior to distributions to other members (other than another member). This preferential return is a single, fixed preference that must be satisfied in full before other members are entitled to receive distributions based on their unreturned capital contributions or pro rata unit ownership. As a result, distributions that might otherwise have been available to other investors may instead be paid to such member until the full preferred return is achieved. In certain scenarios, including liquidity events, asset sales, or wind-down transactions, such members' preferential return could consume a substantial portion or all of the available distributable proceeds, resulting in materially lower or no distributions to other investors. Although the preferential return does not create a separate class of units, it has the economic effect of a senior distribution preference and may significantly alter the risk-return profile of an investment in the Company's common units.

The LLC Agreement's amended distribution waterfall materially alters investors' economic rights and may disproportionately benefit certain members

The LLC Agreement restructures the Company's distribution waterfall by inserting new distribution tiers and modifying participation rights among members. Under the LLC Agreement, after satisfaction of certain members' senior rights and another member's preferred return, remaining distributions are made to other members based on unreturned capital contributions, and only thereafter on a participating, pro rata unit basis. This structure may delay or reduce distributions to investors who do not qualify for preferential treatment and may result in materially different outcomes than investors might expect based solely on unit ownership percentages. Investors should not assume that holding a greater number of units will necessarily result in greater distributions. In addition, certain units, including incentive units and other excluded issuances, are expressly limited to participation only in residual distributions, further concentrating economic benefits among preferred holders, while certain members participate in preferential payments and the residual payments.

The Company may issue a substantial number of additional units without investor participation rights, resulting in dilution.

The Company's LLC Agreement authorizes the Company to issue up to 500,000,000 common units and 5,000,000 incentive units, and grants the Board of Managers broad discretion to issue units in future financings, strategic transactions, compensation arrangements, and debt conversions. Investors may not have preemptive rights with respect to these issuances, and units issued pursuant to incentive, promotional, advisory, or strategic arrangements may be issued without cash consideration to the Company. Such issuances may significantly dilute investors' ownership percentages, voting power (if any), and economic participation, even if the Company does not receive corresponding capital. Although certain excluded issuances are limited in their distribution participation, dilution may still materially affect investors' long-term economic interests and the market perception of the Company's equity.

The Company's Board of Managers has broad discretion to determine economic classifications and waive investor protections.

The Company's LLC Agreement grants the Board of Managers broad discretionary authority to determine whether issuances constitute "Excluded Issuances," whether transactions qualify as secondary transfers, and whether participation, preemptive, or transfer rights are waived in connection with issuances or transfers. These determinations are final and binding on all members, and investors do not have approval or veto rights over such decisions. As a result, investors must rely on the judgment of the Board of Managers, whose interests may not always align with those of all investors, particularly in transactions involving strategic partners, service providers, or affiliated parties.

Certain protective provisions in the Company's LLC Agreement may constrain the Company's future financing and strategic flexibility.

The Company's LLC Agreement restricts the Company's ability to amend distribution provisions, issue senior or pari passu economic rights, or take actions that could materially dilute the economic benefit of the SPV Member's preferred return without the SPV Member's consent. These restrictions may limit the Company's flexibility in structuring future financings, negotiating strategic transactions, or responding to changing market conditions. Potential investors or lenders may be unwilling to invest on terms subordinate to existing preferential rights, or may demand additional concessions, which could increase the Company's cost of capital or restrict its access to financing.

The unit split and increased unit count may obscure the economic value of individual units.

A recent amendment to the Company's LLC Agreement implements a forward unit split that increases the number of outstanding units while leaving ownership percentages and capital accounts unchanged. Although the split is not intended to affect economic rights, the significantly higher unit count may complicate valuation comparisons, obscure per-unit economics, and create confusion for investors evaluating the Company's capitalization. In addition, future issuances and conversions will occur on a split-adjusted basis, which may further complicate investors' ability to assess dilution and economic outcomes.

Complex tax allocation provisions may produce outcomes that differ from cash distributions.

The LLC Agreement authorizes the Board of Managers to make special, targeted, or curative tax allocations to align capital accounts with the distribution waterfall under Section 704(b) of the Internal Revenue Code. These allocations may result in investors being allocated taxable income or gain without receiving corresponding cash distributions, including in periods where distributions are paid to preferred holders. As a result, investors may be required to pay taxes on allocated income even if they receive limited or no cash distributions, which could negatively affect their after-tax returns.

The Company's LLC Agreement contains broad indemnification and expense advancement provisions that could require the Company to use significant assets to protect covered persons and could adversely affect investors.

The Company's LLC Agreement provides for broad indemnification, advancement of expenses, and reimbursement obligations in favor of certain persons, including the Company's managers, officers, directors, members, partners, controlling affiliates, employees, agents, and other specified parties (collectively, "Covered Persons"), to the fullest extent permitted under the Wyoming Limited Liability Company Act, as it may be amended from time to time. These provisions require the Company, in certain circumstances, to indemnify, defend, and hold harmless Covered Persons against losses, claims, damages, judgments, fines, liabilities, and related legal and other expenses arising out of acts or omissions performed in connection with the business of the Company or by virtue of their status as a Covered Person.

As a result of these indemnification and advancement provisions, the Company may be required to use substantial Company assets to satisfy indemnification obligations, reimburse legal expenses, or fund the defense or settlement of claims asserted against Covered Persons, including claims brought by investors or third parties. These payments could be made before it is finally determined whether the Covered Person is entitled to indemnification and, in some cases, may never be recovered by the Company. Any such payments would reduce the assets available for the Company's operations, growth initiatives, or distributions to investors and could materially and adversely affect the Company's financial condition and results of operations.

The indemnification protections provided under the LLC Agreement may also discourage or limit investors' ability to pursue claims against Covered Persons, even in circumstances where such claims may have merit, because the economic burden of such claims may be borne indirectly by the Company and its investors rather than by the Covered Persons themselves. In addition, the LLC Agreement provides that indemnification rights may survive a Covered Person's service and may be non-exclusive of other rights to indemnification, further expanding the scope and duration of these obligations.

Although indemnification generally is not available in cases involving fraud or willful misconduct, such determinations typically require a final, non-appealable judicial determination, which may be time-consuming, costly, and uncertain. During the pendency of any such determination, the Company may nonetheless be required to advance or reimburse expenses incurred by Covered Persons. Moreover, the Company's obligation to indemnify Covered Persons is limited to Company assets only, and investors will not have any right to seek contribution from other members to fund such indemnification, which could further concentrate the economic impact of these obligations on the Company.

The Company may also elect to purchase insurance to cover certain indemnifiable losses; however, such insurance may be unavailable, insufficient, subject to significant exclusions, or costly. The failure to obtain or maintain insurance does not relieve the Company of its indemnification obligations, which could expose the Company to additional financial risk.

These indemnification, expense advancement, and reimbursement provisions could result in significant costs to the Company, reduce the value of an investment in the Company, and create conflicts of interest between the Company and its investors on the one hand and Covered Persons on the other.

Risks Related to Our Secured Notes

Our significant indebtedness could adversely affect our financial condition, liquidity, and ability to operate our business.

We have incurred substantial indebtedness in the form of (i) secured promissory notes and (ii) multiple series of secured convertible promissory notes. This indebtedness increases our fixed financial obligations and may require us to use a significant portion of our operating cash flows to service debt, reducing the funds available for working capital, capital expenditures, strategic initiatives, and other general corporate purposes. Our ability to meet our obligations under these notes depends on our future operating performance and cash flows, which are subject to economic conditions, competitive dynamics, regulatory developments, and other factors beyond our control. If our cash flows and operating results are insufficient to service our indebtedness, we may be required to obtain additional financing, renegotiate or restructure our debt, or materially reduce or discontinue our operations. Any of these outcomes could materially and adversely affect our business, financial condition, and prospects.

Most-favored-nations provisions in our senior debt could increase our financing costs and limit our ability to raise capital.

Certain of our senior secured lenders benefit from most-favored-nations provisions that entitle them to match the economic and other material terms of any subsequently issued convertible securities that are more favorable than the terms of their existing notes. If we issue new convertible debt or similar securities with terms that are more favorable to new investors, we may be required to amend and restate the existing senior notes to incorporate those terms. As a result, a single concession made to attract new financing could automatically apply across a significant portion of our outstanding senior indebtedness, substantially increasing our cost of capital. These provisions may deter potential investors, restrict our flexibility in structuring future financings, or require us to accept less favorable terms than we otherwise could. Any of the foregoing could materially and adversely affect our liquidity, financial condition, and ability to obtain additional financing on acceptable terms.

Substantially all of our assets are pledged as collateral, and a default could result in the loss of our business.

To secure our obligations under the secured promissory notes and secured convertible promissory notes, we have granted our senior lenders a first-priority, continuing security interest in substantially all of our assets, including our intellectual property, equipment, inventory, accounts receivable, and the proceeds thereof. As a result, these lenders have extensive rights with respect to our assets. If an event of default were to occur under our secured debt agreements, the senior lenders would have the right to exercise remedies against the collateral, including taking control of our assets or conducting a foreclosure sale. Any such enforcement action could result in the sale or disposition of all or substantially all of our assets, effectively terminating our operations and resulting in a total loss of value for holders of our equity securities.

The subordination and intercreditor arrangements limit our financial flexibility and may restrict payments to certain creditors.

Our indebtedness is subject to certain intercreditor agreements pursuant to which certain subordinated creditors are contractually subordinated to our senior secured lenders. Under these arrangements, all payments to, and enforcement rights of, subordinated creditors are subordinated to the prior payment in full in cash of all senior indebtedness. In addition, subordinated creditors are subject to remedies standstill and payment blockage provisions that may prohibit us from making payments to them during specified periods following a default under senior debt. These restrictions may limit our flexibility in managing our liabilities, negotiating workouts, or restructuring our capital structure, and could adversely affect our relationships with subordinated creditors or our ability to raise additional financing.

Senior lenders exercise significant control over collateral enforcement and disposition.

Under the applicable intercreditor agreements, the senior lenders – acting through a designated agent – have primary authority with respect to the enforcement and disposition of collateral securing our indebtedness. If the senior lenders approve a sale or other disposition of collateral following a default, subordinated creditors are deemed to have consented to such transaction and are required to release their liens within a specified period. As a result, senior lenders may effectively control whether, when, and how collateral is sold or otherwise disposed of, including in circumstances where such actions may not align with the interests of subordinated creditors or equity holders. The exercise of these rights could result in outcomes that significantly impair or eliminate the value of our equity securities.

The conversion mechanics of our secured notes may result in significant dilution to equity holders.

Our convertible promissory notes may be converted into equity under certain circumstances. Any such conversion could result in substantial dilution to existing equity holders, particularly if conversion occurs at a valuation that is lower than the valuation implied by prior or future equity financings. The potential for dilution may also adversely affect the market perception and value of our equity securities.

Certain note holders possess an equity purchase right, allowing them to purchase our units at the then-current conversion price, as defined in such notes, in an aggregate amount up to the original principal of their notes. Additionally, our notes contain anti-dilution "ratchet" protections. If we issue units or equivalent securities at an effective price based on an equity valuation below $100,000,000, the conversion price of the senior notes will automatically adjust downward to that lowest price. Such an adjustment would further increase the number of units issuable upon conversion and intensify the dilution of existing members.

Potential future financings may be required to repay our debt, which could result in even greater dilution or the loss of management control. Certain notes have a maturity date of April 19, 2026.

If we are unable to generate sufficient cash flow to repay the principal and accrued interest, we may be forced to seek additional equity or debt financing. Any such financing would likely be on terms that are highly dilutive to existing members or may involve the issuance of securities with rights senior to our current units.

One of our senior secured lenders is an affiliate, and such lender could exercise remedies, including foreclosure or restructuring, in a manner that excludes or disadvantages Investors.

One of the Company's senior secured lenders is an affiliate of the Company, and this lender holds a first-priority security interest in substantially all of the Company's assets. As a result, this affiliate lender has substantial contractual and legal rights to enforce remedies upon an event of default, including the right to foreclose on collateral, credit bid at a foreclosure sale, acquire ownership or control of the Company's assets, or effect a restructuring or reorganization of the Company's business.

If such affiliate lender were to exercise its enforcement rights, it could do so without the consent of Investors and without any requirement to solicit or consider the interests of equity holders, including Investors in this Offering. Any foreclosure, credit bid, or restructuring transaction could result in the transfer of all or substantially all of the Company's assets to the affiliate lender or a newly formed entity controlled by such lender, potentially leaving Investors with little or no recovery on their investment.

Because the senior lender is an affiliate, there may be conflicts of interest between the affiliate lender and the Company's equity holders, including with respect to the timing, structure, and valuation of any enforcement action, workout, or restructuring. Although such actions may be permissible under applicable loan documents and law, they may not result in outcomes that are favorable to Investors. In addition, any reorganization or restructuring implemented by the affiliate lender could occur outside of a formal bankruptcy proceeding, limiting Investors' procedural protections and ability to participate in or object to such transaction.

The exercise of remedies by an affiliate senior lender could materially and adversely affect the Company's business, financial condition, and prospects and could result in a total loss of the investment for Investors.

Mr. Chessler, directly or indirectly, exercises control over the Company, which may result in decisions that are not aligned with the interests of Investors.

The Company is directly or indirectly controlled by Mr. Chessler, who has the ability to exercise significant influence over the Company's management, operations, and strategic decisions, including decisions relating to financings, indebtedness, asset sales, restructurings, amendments to governing documents, and other significant corporate actions. As a result of this control, Investors will have limited ability to influence or challenge decisions made by the controlling affiliate, even if such decisions are adverse to the interests of Investors.

The interests of the controlling affiliate may differ from, or conflict with, the interests of Investors, including with respect to the timing and terms of financings, enforcement of affiliated-party indebtedness, valuation matters, liquidity events, or the allocation of economic benefits among creditors and equity holders. Decisions made by the controlling affiliate may prioritize its own interests over those of Investors and could materially and adversely affect the Company's business, financial condition, and the value of the Securities.

Risks Related to the use of a Crowdfunding Vehicle

Your investment is in a limited liability company formed by the Issuer to serve as a "crowdfunding vehicle" (the "Crowdfunding Vehicle"), and therefore you are not a direct holder of the Securities.

The Issuer has formed a special purpose vehicle, i.e., the Crowdfunding Vehicle, for all Investors in this Offering. A member of the Crowdfunding Vehicle is not a direct owner of the Securities, but instead will hold an indirect interest in the Securities via an ownership interest in the Crowdfunding Vehicle. The rights of the members of the Crowdfunding Vehicle are set forth in the Operating Agreement of the Crowdfunding Vehicle (the "**Crowdfunding Vehicle Operating Agreement**") and applicable law. As an indirect holder of the Securities, it may be more difficult for you to assert certain rights or claims that would otherwise be available to you if you were a direct holder of the Securities.

The organization, governance, and administration of the Crowdfunding Vehicle is subject to various regulatory requirements that are novel and their interpretation and application are subject to uncertainty.

The Crowdfunding Vehicle is organized in accordance with Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**"). Rule 3a-9 was adopted in 2020 and imposes various requirements on the organization and administration of "crowdfunding vehicles" such as the Crowdfunding Vehicle. There is little legal guidance or precedent related to crowdfunding vehicles organized under Rule 3a-9, and the regulations and guidance in the crowdfunding arena evolve and may be difficult to interpret or apply. The application of Rule 3a-9, or other rules that may later be proposed or enacted, or other administrative guidance that may later be released, could lead a regulatory authority or other third party to reach the conclusion that the organization, governance, or administration of the Crowdfunding Vehicle does not strictly comply with Rule 3a-9 and Regulation Crowdfunding promulgated under Section 4(a)(6) of the Securities Act ("**Regulation CF**"). Any such determination could result in Crowdfunding Vehicle and the Offering being deemed not to comply with all applicable legal requirements, unilateral amendments to the terms of the Crowdfunding Vehicle Operating Agreement adopted by the Manager, or other results or actions that are adverse to the Issuer, Crowdfunding Vehicle and investors in this Offering.

Crowdfunding Vehicle and its individual members will rely solely on the Manager, its affiliates, and its designees for funding and the administration of Crowdfunding Vehicle's assets and affairs.

Crowdfunding Vehicle's sole purpose is to serve as a crowdfunding vehicle under Rule 3a-9 and Regulation CF with respect to the Offering, and it will not separately conduct any operations, own other assets, or generate any separate revenues. Crowdfunding Vehicle and its members will be solely dependent upon the efforts, experience, contacts, and skills of the Manager and its officers, directors, employees, affiliates, and designees. The Manager is charged with governing all affairs and assets of the Crowdfunding Vehicle and the Manager cannot be removed by the members of Crowdfunding Vehicle. In addition, the Crowdfunding Vehicle Operating Agreement provides that all expenses, costs, and obligations of Crowdfunding Vehicle are to be paid by the Manager, and, at any point in time the Crowdfunding Vehicle likely will not have cash reserves to cover unexpected costs or expenses that may arise. The Manager shall serve as the initial administrator under the Crowdfunding Vehicle Operating Agreement (the "**Administrator**"), and the Administrator may only be removed by the Manager (and not by the members of the Crowdfunding Vehicle), in the Manager's sole discretion, by providing the Administrator at least thirty (30) days' prior written notice. If the Manager loses any of its key personnel, is unable to dedicate the necessary resources to the Crowdfunding Vehicle (whether financial, managerial, or otherwise), or if the Administrator is unable for any reason to oversee and administer the affairs of the Crowdfunding Vehicle, it could have a material adverse effect on Crowdfunding Vehicle and its members.

Unit holders of Crowdfunding Vehicle will not have a vote or influence on the management of Crowdfunding Vehicle.

The Units of Crowdfunding Vehicle do not entitle holders to vote on matters that may affect the administration or affairs of Crowdfunding Vehicle. Except as otherwise set forth in the Crowdfunding Vehicle Operating Agreement or required by applicable law, all decisions with respect to the management of the Crowdfunding Vehicle will effectively be made by the Manager and its Board of Directors and management. Crowdfunding Vehicle members will not have the right or power to take part in the management of the affairs of Crowdfunding Vehicle, will not be represented on any board of directors or similar managing body of the Issuer, and will grant to the Manager a broad power of attorney to, among other things, administer Crowdfunding Vehicle and its assets and affairs. Thus, by participating in the Offering and subscribing to purchase Units in Crowdfunding Vehicle, investors will grant broad discretion to a third party (the Manager and its agents, including the Administrator) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Crowdfunding Vehicle nor take or effect actions that might otherwise be available to holders of a membership interest in a limited liability company. Accordingly, no person should purchase a Unit in the Crowdfunding Vehicle unless such person is willing to entrust all aspects of management of the Crowdfunding Vehicle to the Manager and the Administrator.

The Manager faces conflicts of interest with respect to the Crowdfunding Vehicle's governance structure and relating to the allocation of time and resources between Crowdfunding Vehicle and the affairs of the Issuer as a whole.

The Manager of Crowdfunding Vehicle is the Issuer. The Manager will devote such time to manage Crowdfunding Vehicle as it, in its sole discretion, deems necessary. Any officers, managers, directors, or other control persons of the Manager and its affiliates will have responsibilities related to the oversight and management of the Issuer as a whole. The activities and interests of the Issuer as a whole may, from time to time, differ from the interests of Crowdfunding Vehicle and its members. The Manager does not expect to organize or enact any specific policy or procedure to resolve conflicts that may arise between the Manager, the Crowdfunding Vehicle and its members, and the Issuer as a whole. As a result, the Manager and its affiliates from time to time may have conflicts of interest, among other things, in (i) allocating time, resources, and activity between Crowdfunding Vehicle and the Issuer, and (ii) proposing or taking actions on behalf of Crowdfunding Vehicle and the Issuer, and there will not be a formal policy or other mechanism to address and resolve any such conflicts.

The Administrator will not devote all of its time to the affairs of Crowdfunding Vehicle.

Manager cannot provide any assurances regarding the amount of time the Administrator will dedicate to the management of Crowdfunding Vehicle's affairs. Members of Crowdfunding Vehicle cannot remove or replace the Administrator.

The Crowdfunding Vehicle Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Crowdfunding Vehicle Operating Agreement provides that the Manager, in exercising its rights in its capacity as manager, is not subject to an independent duty to Crowdfunding Vehicle and to the fullest extent permitted by law each member of Crowdfunding Vehicle waives all fiduciary duties of the Manager in its capacity as Manager of the Crowdfunding Vehicle. In addition, the Administrator has no fiduciary duties to Crowdfunding Vehicle or its members and instead its obligations to Crowdfunding Vehicle are solely contractual. As a result, members of Crowdfunding Vehicle may not be entitled to certain protections that are afforded to equity holders in certain other entities, such as corporations or limited liability companies that have not sought to expressly waive the fiduciary duties of their governing body or other affiliates.

The federal income tax aspects of an investment in the Crowdfunding Vehicle are complex and their impact may vary depending on an investor's individual circumstances.

Investors in Crowdfunding Vehicle should consider the following tax risks, among others:

- The amount and times of any distributions from the Issuer to Crowdfunding Vehicle will be determined by the Manager in its sole discretion. Whether or not distributions are made, investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Issuer's and, in turn, the Crowdfunding Vehicle's taxable income and will have to pay applicable taxes from other sources. If the Manager elects not to make distributions to the investors to pay their tax liabilities, investors will have to fund the payment of their tax liabilities from other sources.

- Any net losses of the Issuer, and thus the Crowdfunding Vehicle, and any interest expenses on any debt incurred by an investor to acquire or carry an ownership interest in the Crowdfunding Vehicle, are likely to be subject to the limitations on deduction of passive activity losses.

- The IRS may challenge the Crowdfunding Vehicle's allocation and/or characterization of income, gain, loss, deduction, and credit.

- Investors may be precluded from claiming certain deductions by virtue of application of the at-risk rules.

- The Issuer or the Crowdfunding Vehicle may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed in the event of an audit.

- The IRS may challenge reporting positions taken by the Issuer or the Crowdfunding Vehicle on its tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.

- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.

- Investors in the Crowdfunding Vehicle who are not US persons may become subject to U.S. federal income tax, including if the Crowdfunding Vehicle generates income that is effectively connected with a U.S. trade or business.

The Issuer, and, in turn, the Crowdfunding Vehicle do not intend to seek any advance ruling from the IRS on any tax issue, nor does the Issuer or the Crowdfunding Vehicle intend to seek any opinion of counsel regarding the tax aspects associated with the Issuer's or the Crowdfunding Vehicle's operations or the potential tax impact of an investment in the Issuer or the Crowdfunding Vehicle. Each investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the Crowdfunding Vehicle, with specific reference to such investor's own tax situation.

The Units will not be freely tradable under the Securities Act of 1933, as amended (the "Securities Act") until one year from the initial purchase date, and you are otherwise prohibited from transferring the Units under the Crowdfunding Vehicle Operating Agreement.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Investors should be aware of the long-term nature of their investment in the Crowdfunding Vehicle. Each Investor in this offering will be required to represent that such investor is purchasing the Units for such person's own account, for investment purposes, and not with a view to resale or distribution thereof. In addition to the restrictions on transferability under the securities laws, the Crowdfunding Vehicle Operating Agreement generally prohibits transfers without the consent of the Manager. Further, in the event any transfer is permitted, transfers of Units will not be effective until the last calendar day of the quarter in which they are initiated.

The Crowdfunding Vehicle Operating Agreement provides investors the right to assert their rights under state and federal law as if the investor had invested directly in the Issuer; however, to do so, an investor must bear all costs associated with asserting those rights.

Rule 3a-9 requires that the Crowdfunding Vehicle provide to each investor the right to direct the Crowdfunding Vehicle to assert the rights under state and federal law that the investor would have if he or she had invested directly in the crowdfunding issuer and provides to each investor any information that it receives from the crowdfunding issuer as a holder of record of the crowdfunding issuer. The Crowdfunding Vehicle Operating Agreement provides investors the right to assert their rights under state and federal law as if the investor had invested directly in the Issuer; however, to do so, an investor must bear all costs associated with such assertation. The cost of asserting such rights may exceed the amount of the claim or the investment in the Crowdfunding Vehicle. The Manager has an inherent conflict of interest with respect to facilitating this right for the benefit of the investors and has no obligation to make any expenditures or other efforts to facilitate the exercise of this right.

The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Issuer, but such processes may be inefficient or may be superseded by governing documents associated with the Securities.

Rule 3a-9 requires the Crowdfunding Vehicle to seek instruction from the investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Issuer. The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Issuer and will follow such directions or decisions per the terms of the Crowdfunding Vehicle Operating Agreement. However, such process may be inefficient, leading to delays in the execution of the instructions. Further, transactional documents associated with, or governing, the Securities may supersede each individual investors' right or ability to exercise their voting rights or investment decisions with respect to in tender or exchange offers or similar transactions conducted by the Issuer. Furthermore, under certain circumstances relating to a sale of the Issuer (or similar disposition transaction) described in the Crowdfunding Vehicle Operating Agreement, the Manager may cause the investors to sell their Units without further consent from the investor.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Automated Retail Technologies LLC ("**ART**" or "**Issuer**" or "**Company**") was formed on February 19, 2020 as a Wyoming limited liability company under the name "Automatic Retail Technologies LLC". ART is based in Sarasota, Florida and is a technology-as-service provider for the foodservice industry via ART's product, the Just Baked automated vending kiosks (also referred to as "Kiosks") that serve hot and cold food. ART is a privately held LLC that is currently owned by a number of individuals and entities that own Units of ART as members. ART's business began in 2013 under an affiliated entity whose assets were acquired and operations incorporated by ART in 2020.

ART partners with leading contract foodservice providers, food retailers and restaurants. ART's logistics partners install, stock and maintain its robotic Kiosks – which dispense an assortment of hot and cold food products. ART's Kiosks interact with a smartphone app which can help customers: locate Kiosks closest to them, check the availability of menu items, pre-order food and pick up their order with the use of a QR code. ART's Kiosks also collect data to help track and forecast consumer demand and potential maintenance issues.

The Issuer owns its intellectual property directly and through its wholly-owned subsidiaries: (i) 24/7 Pizza Box, LLC (d/b/a Just Baked), a Florida limited liability company, (ii) Automated Soft Serve Systems LLC (f/k/a Genext Loan LLC), a Wyoming limited liability company, substantially all of the assets of which have been sold and which is in the process of dissolution, (iii) ART UK Holdings Ltd (company number 15935698), which was formed on September 4, 2024, and (iv) Automated Retail Technologies UK Ltd (company number 12669310), a wholly-owned subsidiary of ART UK Holdings Ltd, which was formed on June 13, 2020. Certain patents and trademarks acquired by the Issuer pursuant to the Jukka APA (as set forth below) are, as of the date hereof, identified of record in the name of Jukka, Inc. or Jukka, LLC, although the Issuer believes it holds the beneficial ownership of such intellectual property and intends to file or cause to be filed the applicable assignment documents with the relevant patent and trademark offices to reflect the Issuer as the owner of record.

Executive Summary

Between 2014 and 2020, ART made investments in research and development to create its Kiosks. During this time, ART also formed: (1) relationships with large foodservice operators in order to prepare for the launch of its Kiosks; and (2) relationships with vendors, technology service providers and manufacturers in order to prepare for the production of its Kiosks at scale.

ART launched its first Kiosk for commercial use in 2021 at the Kompose Hotel in Sarasota, Florida. During 2022, ART deployed 100 Kiosks at different locations. During 2021 and 2022, ART continued its work on identifying prime locations for its Kiosks and identifying and developing relationships with strategic partners. ART also received key feedback from consumers and its foodservice relationships to help inform improvements to the Kiosks. During 2023, ART worked to streamline the deployment of its Kiosks and its operational procedures and continued to establish relationships with key foodservice companies. By the end of 2024, ART had 721 installed Kiosks that operate in locations across the United States and the United Kingdom and had also signed a master service agreement with Sodexo for the placement of its Kiosks. In November 2024, ART negotiated a strategic partnership deal with Nestle to brand thousands of Kiosks for a 5-year term.

ART's goals for 2026 are to: (1) continue to sign partnership agreements with foodservice providers, food retailers and restaurants to deploy its Kiosks both in and outside of the United States; (2) continue to leverage embedded Kiosk technology for advertising and to capture customer data; and (3) continue to develop new sophisticated technology to enhance Kiosk operations and drive increased revenue. In 2026, ART also plans to launch its Retail Model where ART will sell Kiosks to others to own and independently manage and will also receive a recurring monthly technology fee. ART is currently seeking to raise money (including in connection with this Offering) so it will have cash to make capital expenditures on building new Kiosks and, to a lesser extent, to fund investment in key areas of operating expenses (e.g. sales, marketing and payroll) until ART's EBITDA turns positive.

ART's Kiosks

ART's Kiosks are designed to provide a wide variety of different food options, including breakfast, lunch, dinner, desert and snack items and include: 1) a three-element, magnetron high-speed oven that can heat food in approximately one minute; 2) a refrigerated storage solution to minimize food waste; 3) a 55-inch LCD interactive touchscreen for consumer engagement and advertising; 4) a QR code reader; and 5) an embedded digital camera for security, data collection and social media. Each Kiosk is designed to store 64 servings with an assortment of six to eight food choices that can be rotated based on consumer preferences and demand at each specific location. ART's Kiosks come with sealed ready-to-load boxes that are provided to operators and venues to load onto any open shelf. Once the ready-to-load boxes are positioned, operators close the door and the scanners automatically register each box into a central cloud database. In an effort to minimize waste, the ready-to-load boxes provide a shelf-life inside the Kiosk of approximately 14 days.

ART's Business Model and Partnerships in the Foodservice Industry

As the foodservice industry continues to evolve with more direct-to-customer food delivery options (e.g. Door Dash and Uber Eats), ART hopes to take advantage of this evolution and deploy its Kiosks in channels that will enable ART's foodservice partners to offer food options at a lower cost and with greater availability than through traditional foodservice labor. Labor tends to be a large expense category for foodservice and generally remains more expensive compared to pre-pandemic levels. With forecasts for increasing minimum wages and shortages in the labor market, ART's automated Kiosks can help with operating margins and can allow foodservice partners to optimize staffing levels and reduce labor costs. For example, the deployment of Kiosks can be targeted to provide after-hours dining options where none may exist due to labor issues or otherwise, offering hot food options to customers any time day or night. Kiosks can also be designed to dispense food items that might be missing in a partner's venues e.g. gluten-free items, vegan options or children's meals. The Kiosks can also provide food access in areas that are missing food options (or are missing 24-hour hot food options) such as university halls and campus housing, medical facilities and ancillary hospital wings, factory break rooms, warehouses and distribution centers.

ART's current business model for its non-branded Kiosks can be summarized as follows: ART licenses the use of Kiosks to a foodservice provider and remits a percentage of the net sales from those Kiosks to that foodservice provider on a periodic basis. The foodservice provider pays ART a flat monthly fee for the technology associated with the Kiosks. ART ships the Kiosks directly to the foodservice provider's desired location. In most cases, ART owns the consumer data and on-screen display and is the merchant of record for each sale, collecting the purchase prices and paying sales tax and other fees. The foodservice provider is responsible for site location, installation, maintenance and inventory management of the Kiosks.

Most of ART's current Kiosks at this time are unbranded, but ART also hopes to deploy more branded Kiosks. For example, in November 2024, ART signed a partnership agreement with Nestle that will allow Nestle (which has a frozen food portfolio of eight signature brands that include DiGiorno, HotPockets, Lean+Cuisine and Stouffer's) to brand thousands of ART Kiosks over a five-year term. ART intends to license the branding of the Kiosk to Nestle, pursuant to which ART hopes that Nestle will pay ART a flat branding fee and foodservice providers will agree to host a Nestle Kiosk with Nestle to supply the food to fill the Kiosk. ART allows Nestle to control the on-screen advertising and to design the Kiosk wrapping.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Kiosks	America's leading smart vending machine. Our temperature-controlled kiosks are the fully automated solution to giving customers and clients 24/7 access to hot food – all without the additional expense of 24/7 staff.	Kiosks primarily installed at colleges, hospitals, casinos / resorts, airports, and military bases (as well as other high-traffic venues) across the U.S. and U.K.

Customer Base

Our products reach a target audience of individuals located in colleges, hospitals, casinos and resorts, airports, military bases, and other high-traffic venues across the United States and the United Kingdom.

INTELLECTUAL PROPERTY

Owned by the Company					
Application or Registration #	Title	Description	File Date	Grant Date	Country
98807017	just baked TAP, HEAT, EAT!	Trademark	October 17, 2024	Pending	United States

US 11,924,953 B2	OVEN DOOR FOR A VENDING MACHINE	Patent	January 28, 2019	Granted March 5, 2024	United States
US 12,154,406 B2	ASSEMBLY FOR PRODUCT SUPPORT AND DEPLOYMENT FOR A VENDING MACHINE	Patent	January 28, 2019	Granted November 26, 2024	United States
US 12,175,842 B2	AUTOMATED SIDE OPENING OVEN DOOR FOR A VENDING MACHINE	Patent	January 31, 2019	Granted December 24, 2024	United States
US 12,051,308 B2	AUTOMATED SIDE OPENING DOOR FOR A REFRIGERATED ENCLOSURE OF A VENDING MACHINE	Patent	January 31, 2019	Granted July 30, 2024	United States
US 12,376,204 B2	OVEN DOOR FOR A VENDING MACHINE	Patent	February 17, 2024	Granted July 29, 2025	United States
US 12,376,205 B2	OVEN DOOR FOR A VENDING MACHINE	Patent	February 17, 2024	Granted July 29, 2025	United States
Application No.: 18/785,669 Publication No.: US 20240386770 A1	AUTOMATED SIDE OPENING DOOR FOR A REFRIGERATED ENCLOSURE OF A VENDING MACHINE	Patent	July 26, 2024	Published November 21, 2024	United States
Application No.: 18/958,355 Publication No.: US 20250086237 A1	ASSEMBLY FOR PRODUCT SUPPORT AND DEPLOYMENT FOR A VENDING MACHINE	Patent	November 25, 2024	Published March 13, 2025	United States
Application No.: 18/990,874 Publication No.: US 20250117433 A1	AUTOMATED SIDE OPENING OVEN DOOR FOR A VENDING MACHINE	Patent	December 20, 2024	Published April 10, 2025	United States

Owned by 24/7 Pizza Box, LLC					
Application or Registration #	Title	Description	File Date	Grant Date	Country
98812012	TOUCH-FREE AWESOMENESS!	Trademark	October 21, 2024	Pending	United States
6694732	JUST BAKED AWESOMENESS!	Trademark	January 10, 2020	April 5, 2022	United States
98811964	TOUCHLESS AWESOMENESS!	Trademark	October 21, 2024	Pending	United States

8052490	just baked	Trademark	October 25, 2021	December 2, 2025	United States
97249594	JUST BAKED SMART BISTRO	Trademark	February 2, 2022	Pending	United States
5886755	HOT VENDING BOX	Trademark	September 25, 2018	October 15, 2019	United States
5886667	OVEN BAKED AWESOMENESS!	Trademark	August 21, 2018	October 15, 2019	United States
US 10,546,445 B2	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	April 19, 2018	Granted January 28, 2020	United States
US 11,145,155 B2	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	January 8, 2020	Granted October 12, 2021	United States
US 10,863,867 B2	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	April 17, 2019	Granted December 15, 2020	United States
US D969,913 S[9]	SHELF	Patent	November 17, 2020	Granted November 15, 2022	United States
US 11,191,394 B2	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	November 30, 2020	Granted December 7, 2021	United States
US 11,847,881 B2	VENDING MACHINE AND OPENING SYSTEMS AND METHODS	Patent	November 9, 2021	Granted December 19, 2023	United States
US 11,557,165 B2	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	October 11, 2021	Granted January 17, 2023	United States
US 11,557,166 B2	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	November 17, 2021	Granted January 17, 2023	United States

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[9] This patent was assigned to CPH Capital Fund I, L.P.

US 11,727,746 B2	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	January 13, 2023	Granted August 15, 2023	United States
US 11,734,986 B2	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	January 13, 2023	Granted August 22, 2023	United States
CA3201335A1	VENDING MACHINE AND OPENING SYSTEMS AND METHODS	Patent	November 9, 2021	Pending	Canada
CN116490906A	VENDING MACHINE AND OPENING SYSTEMS AND METHODS	Patent	November 9, 2021	Published July 25, 2023	China
AU 2021376307 B2	VENDING MACHINE AND OPENING SYSTEMS AND METHODS	Patent	November 9, 2021	Granted December 12, 2024	Australia
EP4241259B1	VENDING MACHINE AND OPENING SYSTEMS AND METHODS	Patent	November 9, 2021	Published October 15, 2025	EU
US 12,051,297 B2	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	July 10, 2023	Granted July 30, 2024	United States
US 12,190,671 B2	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	July 12, 2023	Granted January 7, 2025	United States
US 12,437,601 B2	VENDING MACHINE AND OPENING SYSTEMS AND METHODS	Patent	December 18, 2023	Granted October 7, 2025	United States
Application No.: 18/785,651 Publication No.: US20240386772A1	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	July 26, 2024	Published November 21, 2024	United States
Application No.: 19/011,004 Publication No.: US20250140051A1	VENDING MACHINE AND TRANSPORT CARTRIDGE SYSTEMS AND METHODS	Patent	January 6, 2025	Published May 1, 2025	United States

Acquired Pursuant to the Jukka APA[10]					
Application or Registration #	**Title**	**Description**	**File Date**	**Grant Date**	**Country**
US 11,127,240 B2	VENDING MACHINE	Patent	January 31, 2019	Granted September 21, 2021	United States
JP7527962B2	VENDING MACHINE	Patent	January 31, 2019	Granted August 5, 2024	Japan

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

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[10] These patents and trademarks are currently owned by Jukka, Inc. or Jukka, LLC. The Company intends to file necessary assignments of ownership with the appropriate patent and trademark offices.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8.5%	$850	8.5%	$104,975
Growth Capital	70.75%	$7,075	70.75%	$873,762.50
Working Capital	20.75%	$2,075	20.75%	$256,262.50
Total	**100%**	**$10,000**	**100%**	**$1,235,000**

The Issuer intends to use the net proceeds from this Offering in accordance with its business plan and anticipated liquidity needs; however, the Issuer will have broad discretion in the application of the proceeds, and investors will be relying on the judgment of management with respect to the use of such proceeds. The actual allocation of proceeds may vary significantly from the estimates set forth below depending on a number of factors, including changes in economic conditions, market demand, supply chain constraints, operating results, regulatory developments, competitive dynamics, and the Issuer's cash requirements at the time proceeds are received.

The Issuer may determine that it is in its best interests to reallocate proceeds among the categories described below, to defer or accelerate expenditures, or to use proceeds for purposes other than those currently contemplated, including for general corporate purposes, debt service, or liquidity preservation. There can be no assurance that the use of proceeds will result in increased revenues, profitability, or the successful execution of the Issuer's business plan.

Growth Capital (Capital Expenditures)

A portion of the proceeds is expected to be used for growth capital expenditures, including the purchase, manufacture, deployment, and installation of new kiosks, as well as related costs and expenses, which may include hardware, software integration, logistics, site preparation, permitting, maintenance, and other associated expenses. The timing and scale of kiosk deployment will depend on a variety of factors, including availability of suitable locations, third-party relationships, regulatory approvals, supply chain considerations, and the Issuer's overall financial condition. There can be no assurance that anticipated kiosk deployments will be completed on schedule or at all, or that such deployments will generate the expected transaction volume or returns.

Working Capital and General Corporate Purposes

A portion of the proceeds is expected to be used for working capital and general corporate purposes, including, without limitation, operating expenses such as staffing and personnel costs, advertising and marketing, operational overhead, information technology and infrastructure, professional fees, insurance, rent, and other general and administrative expenses. Working capital needs may fluctuate materially over time, and proceeds may be used to address near-term liquidity requirements, fund operating losses, or satisfy contractual obligations, which may limit the amounts available for growth initiatives.

MANAGERS, OFFICERS, AND KEY PERSONS

The managers, officers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
David L. Chessler	Founder; Manager on Board of Managers	Founder; Manager on Board of Managers of the Issuer (Inception – Present) He is also the Chairman of Chessler Holdings, a family office located in Sarasota, Florida. Prior to founding ART, Mr. Chessler founded a company called ParView in 1994. ParView was one of the first telematics companies that provided remote monitoring and GPS-based asset tracking. ParView was sold to Ingersoll Rand in 2002.	Roger Williams University
Gary S. Cohen	Executive Chairman; Manager on Board of Managers	Executive Chairman; Manager on Board of Managers of the Issuer (2021 – Present) Prior to ART, Mr. Cohen was the President and Chief Executive Officer of EZLinks, a golf software company that was sold to NBC Sports' GolfNow in 2019. Prior to that, Mr. Cohen served as the Chief Revenue Officer at Redbox, overseeing marketing, projection management and innovation efforts.	University of Chicago
Eduardo Lopez	Manager on Board of Managers	Manager on Board of Managers of the Issuer (2023 – Present)	University of Florida and Degree from Saint Leo University
Howard Draft	Manager on Board of Managers	Manager on Board of Managers of the Issuer (2023 – Present)	Ripon College in Wisconsin
Ryan Boland	President of the Issuer	President of the Issuer (June 2023 – Present) GRB Management, Inc. (Prior to 2023)	Southern Illinois University, Carbondale (2005), Degree in Hotel Management

Indemnification

The LLC Agreement provides for broad indemnification and expense advancement to the fullest extent permitted under the Wyoming Limited Liability Company Act in favor of certain managers, officers, members, controlling affiliates, and other covered persons acting in their respective capacities on behalf of the Issuer or its subsidiaries. Subject to the limitations set forth in the LLC Agreement, such indemnification generally includes reimbursement of reasonable attorneys' fees and other expenses, as well as judgments, fines, penalties, and amounts paid in settlement, incurred in connection with actual or threatened actions, suits, proceedings, or investigations arising out of or relating to the business of the Issuer. Indemnification is conditioned upon the covered person having acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Issuer, and, in the case of criminal proceedings, having had no reasonable cause to believe the conduct was unlawful. No indemnification is available for losses resulting from fraud or willful misconduct, in each case as determined by a final, non-appealable order of a court of competent jurisdiction. The LLC Agreement also provides for the advancement of expenses, subject to an obligation to repay such amounts if it is ultimately determined that the covered person is not entitled to indemnification. The indemnification obligations of the Issuer are payable solely from the assets of the Issuer, and no member is required to make additional capital contributions to fund such indemnification. These indemnification rights are non-exclusive, may supplement other indemnification rights available under law or contract, and survive the resignation, removal, dissolution, or termination of the covered person's service to the Issuer.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer is authorized to issue up to 505,000,000 units, of which (a) 500,000,000 are designated as Common Units, 146,295,429 of which are issued and outstanding (the "**Common Units**") and (b) 5,000,000 of which are designated as incentive units, 746,635 of which are issued and outstanding (the "**Incentive Units**"). On January 22, 2026, the Company, its Board of Managers and the holders of a majority of the Common Units approved and effectuated a subdivision of the Company's outstanding units resulting in the above authorized number of Common Units and Incentive Units ("**Unit Split**").

Outstanding Units

As of the date of this Form C/A, the Issuer's outstanding Units consists of:

Type	Common Units
Amount Outstanding	146,295,429
Voting Rights	1 vote per Common Unit
Anti-Dilution Rights	None
Other Rights	Certain preemptive, right of first refusal, drag-along, tag-along, and other rights as further set forth in the LLC Agreement attached as **Exhibit E**
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Common Units that may dilute the Securities.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Issuer has the following additional securities outstanding:

Type	Incentive Units
Amount Outstanding / Amount Authorized	746,635 / 5,000,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Incentive Units that may dilute the Securities.

Type	Warrants to Purchase Common Units
Amount Outstanding	263,017
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Exercise Price Per Unit: $0.001[11]
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional warrants that may dilute the Securities.

Type	Secured Convertible Notes
Face Value	$25,000,000
Voting Rights	None
Material Terms	Interest: 10% per annum Maturity Date: April 19, 2026 Conversion Price: $48.22 per Common Unit, provided that, if, during the period of time from the date of the Note to the Maturity Date, the Issuer sells or otherwise issues any units of limited liability company membership interest (or equivalent securities) of the Issuer (or any securities exercisable for or convertible

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[11] The exercise price may be adjusted for the Unit Split as set forth in such Warrants.

into any such units or equivalent securities) at an effective per unit purchase price (or exercise price or conversion price, as applicable) based on a pre-money equity valuation of the Issuer at or below $100,000,000 (a "Ratchet Price"), the Conversion of Capital Price will automatically be adjusted to an amount equal to the lowest such Ratchet Price employed during such period of time, but in no event to an amount higher than $48.22, subject to further exceptions as set forth in such Note.[12]

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional convertible notes that may dilute the Securities.

Type	Secured Convertible Note
Face Value	$1,000,000
Voting Rights	None
Material Terms	Interest: 10% per annum Maturity Date: April 19, 2026 Payment in Kind: Commencing on January 6, 2023 ("Effective Date"), Interest shall be payable on the last day of each calendar month, in arrears, commencing on the last day of the first full calendar month after the Effective Date, "in kind" by an automatic increase to the Original Principal Balance ($1,000,000) of the Note by the amount of such interest due ("PIK Interest"). For the avoidance of doubt, PIK Interest is not convertible into Units and shall be payable in immediately available funds on the Conversion Date or when the indebtedness is paid in full, whether at maturity, upon acceleration, by prepayment, or otherwise. Conversion Price: $100 per Common Unit[13] At any time the Note remains outstanding, the then-outstanding and unpaid principal amount of the Note will, at the option of the Holder, be converted into such number of Units that equals the quotient determined by dividing the then-outstanding of the Note by the Conversion Price, with such conversion to be effected promptly following the delivery of written notice to Maker by Holder of such election, and concurrently with such conversion of principal, the Maker shall, at its election, either (i) pay to Holder the amount of the accrued but unpaid Interest through the date of such conversion (including all Interest that was capitalized and added to the principal balance of the Note pursuant to Section 1(b)) of the Note or (ii) issue such number of Units to the Holder that equal the quotient determined by dividing such accrued but unpaid Interest (including all Interest that was capitalized and added to the principal balance of the Note pursuant to Section 1(b)) by the Conversion Price. Change of Control: The then-outstanding and unpaid principal amount of the Note will, at the option of the Holder, be converted into Units immediately prior to the closing of a Change of Control at the Conversion Price.

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[12] The conversion price post Unit Split is equal to $0.4206 per Unit.
[13] The conversion price post Unit Split is equal to $0.8722 per Unit.

	Security Interest: Junior security interest
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional convertible notes that may dilute the Securities.

Type	Convertible Notes[14]
Face Value	Note 1: $6,000,000 Note 2: $5,000,000
Material Terms:	Interest: 10% per annum Maturity Date: April 19, 2026 Conversion Price: $48.22 per Common Unit **Conversion (with such terms as defined in the Convertible Note)** At any time the Note remains outstanding, the then-outstanding and unpaid Original Principal Balance of this Note will, at the option of the Holder, be converted into such number of Voting Units of Automated Retail Technologies that equals the quotient determined by dividing the then-outstanding and unpaid Principal Balance of this Note by the Conversion Price, with such conversion to be effective at 12:01AM on the day the delivery of written notice to Maker is made by the Holder of such election (including a conversion pursuant to Section 2(c) below, the "Conversion Date"), and concurrently with such conversion of principal, the Maker shall pay to Holder the amount of the accrued but unpaid Interest, including PIK Interest, through the Conversion Date. The then-outstanding and unpaid Original Principal Balance of this Note will, at the option of the Holder, be converted into Voting Units of Automated Retail Technologies immediately prior to the closing of a Change of Control at the Conversion Price. At least twenty (20) days prior to the closing of a Change of Control, the Maker shall notify the Holder in writing of the terms of the Change of Control and Holder shall have three (3) business days to notify Maker if the Holder is exercising its option to convert. The conversion of this Note into Voting Units of Automated Retail Technologies shall occur either on 12:01AM on the day the delivery of written notice to Maker is made by the Holder of such election or immediately prior to the closing of such Change of Control, whichever is earlier (also referred to as the "Conversion Date"), and concurrently with such conversion of principal, the Maker shall pay to Holder the amount of the accrued but unpaid Interest, including PIK Interest, through the Conversion Date. Holder must exercise this conversion option at the Change of Control as described above or this option will terminate and be of no further effect. In the event that Holder does not exercise this conversion

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[14] As collateral security for the payment and performance of all of the loan obligations under this note, the Issuer granted to such noteholder a shared first priority continuing security interest in the collateral as described in that certain Second Amended and Restated Intercreditor and Security Agreement dated as of January 5, 2022, as amended by that certain Third Amended and Restated Intercreditor and Security Agreement dated as of October 1, 2022 ("**Intercreditor Agreement**").

	option, the then outstanding principal balance (together with all accrued and unpaid Interest) shall accelerate and immediately become payable and due as of closing of the Change of Control.
Other Terms[15]	Tranche 1: On the First Closing Date, Buyer purchased ONE (1) Voting Unit and the Tranche One Note, which was drawn down by Company and funded by Buyer in accordance with its terms and is convertible into Voting Units at a conversion price of $48.22 per Voting Unit (subject to adjustments for unit splits, dividends, recombinations and the like after the date hereof) ("Tranche One"). *Tranche 2*: The Holder under the Note assigned its rights to a co-buyer, pursuant to which, on September 25, 2023 (the "Second Closing Date"), Co-Buyer purchased ONE (1) Voting Unit and the Tranche Two Note in the original principal amount of up to FIVE MILLION DOLLARS ($5,000,000), which was drawn down by Company and funded by Co-Buyer in accordance with its terms and is convertible into Voting Units at a conversion price of $48.22 per Voting Unit (subject to adjustments for unit splits, dividends, recombinations and the like after the date hereof) ("Tranche Two"). For the avoidance of doubt: (i) there were no other contingencies for the Closing of Tranche Two; and (ii) Co-Buyer waived the Kiosk Milestone requirement and Closed Tranche Two on the Second Closing Date. At least THREE (3) Business Days prior to the Second Closing Date, the Company provided an updated Disclosure Schedule with respect to the representations and warranties of the Company set forth in ARTICLE II as of the Second Closing Date. For purposes of this Agreement, "Kiosk" means an unattended hot food vending retail platform deployed by the Company in the field and "Kiosk Milestone" means installation of 400 Kiosks each of which has a 30-calendar-day sales history, even if some of those days result in little or zero sales. *Future Option*: At any time prior to the earlier of (i) the issuance and sale by the Company of Units or any other equity interests in the Company to one or more investors in which the pre-money valuation of the Company equals or exceeds FOUR HUNDRED MILLION DOLLARS ($400,000,000) raising at least $5,000,000; or (ii) the 36-month anniversary of the First Closing Date (the earlier of such dates the "Second Optional Closing Outside Date"), Buyer shall have the right, but not the obligation, to purchase such number of additional Voting Units equal to the product of SIX AND SEVEN TENTHS (6.7) PERCENT multiplied by the then total membership interests of the Company on a Fully Diluted Basis (calculated on the Second Optional Closing Date but excluding any Voting Units issuable to Buyer pursuant to this Section 1.04) for the purchase price of TWENTY- SIX MILLION EIGHT HUNDRED THOUSAND DOLLARS ($26,800,000) (the "Second

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[15] The conversion price post Unit Split is equal to $0.4206 per Unit.

	Option"). In order to exercise the Second Option, Buyer shall provide the Company written notice prior to the Second Optional Closing Outside Date (the "Second Optional Closing Notice"). The Second Optional Closing Notice shall specify the closing date for the Second Optional Closing (the "Second Optional Closing Date"), which date shall not be less than TEN (10) Business Days after the date of the Second Optional Closing Notice nor more than FIFTEEN (15) Business Days after the date of the Second Optional Closing Notice. At least THREE (3) Business Days prior to the Second Optional Closing Date, the Company shall provide an updated Disclosure Schedule with respect to the representations and warranties of the Company set forth in ARTICLE II as of the Second Optional Closing Date. If Buyer does not exercise its option to purchase such additional Voting Units at the earlier of either (i) or (ii) above, Second Option shall expire, terminate and be of no further effect.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional convertible notes that may dilute the Securities.

Outstanding Debt

As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	Secured Promissory Note
Creditor	ART Invesco II LLC
Original Principal Amount	$4,375,000
Interest Rate and Amortization Schedule	10% per annum
Description of Collateral	A shared first priority continuing security interest in the collateral, as further set forth in that certain Intercreditor Agreement.
Maturity Date	April 19, 2026
Date Entered Into	May 17, 2021

Type	Secured Promissory Note
Creditor	ART Invesco II LLC
Original Principal Amount	$9,000,000
Interest Rate and Amortization Schedule	10% per annum
Description of Collateral	A shared first priority continuing security interest in the collateral, as further set forth in that certain Intercreditor Agreement.
Maturity Date	April 19, 2026
Date Entered Into	December 7, 2021

Type	Secured Promissory Note
Creditor	ART Invesco LLC
Original Principal Amount	$3,475,000
Interest Rate and Amortization Schedule	10% per annum
Description of Collateral	A shared first priority continuing security interest in the collateral, as further set forth in that certain Intercreditor Agreement.
Other Material Terms	Given in substitution and exchange for, and evidences indebtedness incurred under, that certain Second Amended and Restated Secured Convertible Promissory Note of the Issuer executed on March 26, 2021.
Maturity Date	April 19, 2026
Date Entered Into	December 13, 2021

Type	Secured Promissory Note
Creditor	Genext Invesco LLC
Original Principal Amount	$4,378,725
Interest Rate and Amortization Schedule	10% per annum
Description of Collateral	Capitalized terms used but not defined herein shall have the meanings ascribed to them in that certain Business Loan and Security Agreement dated April 1, 2020, as amended on December 22, 2021. All of the assets and property of the Borrower and the Business, wheresoever located and whensoever acquired, contracted or arising, including without limitation the following (capitalized but otherwise undefined terms in this Section have the meaning ascribed to them in the Code): ● all of the Business and Borrower's rights, title and interests in, to and under all of their Accounts, Deposit Accounts, Chattel Paper, Commercial Tort Claims, Electronic Chattel Paper, Documents, Equipment, Property, Inventory, Receivables, Goods, Instruments, Inventory, Investment Property, Letter of Credit Rights, General Intangibles, Payment Intangibles, including, without limitation, all Proceeds, and all software, licenses, and permits related thereto, whether designed or issued by the Borrower, or otherwise; ● all rights of the Business and Borrower to the payment of money now or hereafter arising out of or in connection with the sale, lease or other disposition of the foregoing property, including, without limitation, amounts due from affiliates, tax refunds, and insurance proceeds; ● all files, records (including, without limitation, computer programs, tapes and related electronic data processing software) and writings of the Business and Borrower or in which the Borrower has an interest in any way relating to the foregoing property; and ● as to each of the foregoing, all products and proceeds thereof, substitutions therefore and Accessions thereto.
Maturity Date	April 19, 2026
Date Entered Into	April 1, 2020, as amended on August 1, 2020, as further amended on July 22, 2022

Type	Secured Promissory Note
Creditor	Genext Invesco LLC
Original Principal Amount	$580,000
Interest Rate and Amortization Schedule	10% per annum
Description of Collateral	Capitalized terms used but not defined herein shall have the meanings ascribed to them in that certain Business Loan and Security Agreement dated April 1, 2020, as amended on December 22, 2021. All of the assets and property of the Borrower and the Business, wheresoever located and whensoever acquired, contracted or arising, including without limitation the following (capitalized but otherwise undefined terms in this Section have the meaning ascribed to them in the Code): ● all of the Business and Borrower's rights, title and interests in, to and under all of their Accounts, Deposit Accounts, Chattel Paper, Commercial Tort Claims, Electronic Chattel Paper, Documents, Equipment, Property, Inventory, Receivables, Goods, Instruments, Inventory, Investment Property, Letter of Credit Rights, General Intangibles, Payment Intangibles, including, without limitation, all Proceeds, and all software, licenses, and permits related thereto, whether designed or issued by the Borrower, or otherwise; ● all rights of the Business and Borrower to the payment of money now or hereafter arising out of or in connection with the sale, lease or other disposition of the foregoing property, including, without limitation, amounts due from affiliates, tax refunds, and insurance proceeds; ● all files, records (including, without limitation, computer programs, tapes and related electronic data processing software) and writings of the Business and Borrower or in which the Borrower has an interest in any way relating to the foregoing property; and ● as to each of the foregoing, all products and proceeds thereof, substitutions therefore and Accessions thereto.
Maturity Date	April 19, 2026
Date Entered Into	September 18, 2020

Type	Loan
Creditor	CPH Capital Fund I, L.P.
Original Principal Amount	$750,000
Interest Rate and Amortization Schedule	0% per annum
Description of Collateral	There is no papered agreement with the Creditor as formalized terms were not agreed upon.
Maturity Date	April 19, 2026
Date Entered Into	December 2024

Type	Loan
Creditor	Howard Draft
Original Principal Amount	$250,000
Interest Rate and Amortization Schedule	0% per annum
Description of Collateral	N/A
Maturity Date	April 19, 2026
Date Entered Into	December 2024

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Automated Retail InvesCo LLC, which is controlled, directly or indirectly, by Mr. Chessler*	82,330,863 Common Units	55.9914%

*See "*Transactions with Related Persons and Conflicts of Interest*"

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of January 31, 2026 the Issuer had an aggregate of $2,800,000 in cash and cash equivalents, leaving the Issuer with approximately 4 (mid-June 2026) months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Issuer may conduct, during or after this Offering, one or more offerings of its securities to certain investors satisfying the eligibility requirements of the applicable exemption from the registration requirements of the Securities Act (any such offering, a "**Potential Concurrent Offering**"). Investors solicited through this Offering, or with whom the Issuer had not established a substantive relationship prior to the commencement of this Offering, may not be permitted to participate in any Potential Concurrent Offering, except as otherwise permitted under the Securities Act and, if applicable, the non-exclusive safe harbors set forth in Rule 152(b).

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future, other than in the ordinary course of business.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

Valuation

The pre-money valuation of the Company is $250,000,000 (the "**Pre-Money Valuation**"), calculated on a fully diluted basis, assuming the conversion, exercise and exchange of all outstanding equity and equity-linked securities of the Company into Common Units on an as-converted-to-Common-Units basis, including (a) all issued and outstanding Common Units, (b) all issued and outstanding Incentive Units (whether vested or unvested, and without regard to any participation threshold or distribution hurdle applicable thereto), (c) all Common Units issuable upon the exercise in full of all issued and outstanding warrants to purchase Common Units (regardless of the exercise price thereof and without giving effect to any net exercise, cashless exercise or similar provisions), and (d) all Common Units issuable upon the conversion of all issued and outstanding convertible promissory notes of the Company in accordance with their respective terms. See "*Outstanding Options, SAFEs, Convertible Notes, Warrants*".

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The valuations referenced in the Company's outstanding convertible notes and other convertible securities were negotiated between the Company and the applicable investors and were not determined based on independent valuations or third-party appraisals. Different securities issued by the Company, including equity securities and convertible instruments, may therefore imply inconsistent valuations based on differing terms, assumptions, discounts, valuation caps, or conversion mechanics. As a result, there can be no assurance that any valuation referenced in a convertible note, or implied by the price of the Securities offered hereby, reflects the Company's actual value at any given time. Any disagreement regarding valuation assumptions or the application of conversion mechanics could give rise to disputes, arbitration, litigation, or restructuring negotiations, which could result in dilution, delays in financings, or adverse outcomes for Investors.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Issuer conducted an analysis of its prior funding, growth, partnerships, development and team, as well as revenue forecast when determining the valuation of this offering. Ultimately, the Issuer priced the securities making no representations as to the reasonableness of any specific valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

Automated Retail Technologies LLC is filing this material Form C/A to (i) replace the Issuer's previously filed financial statements with financial statements for the fiscal years ended December 31, 2025 and December 31, 2024, (ii) extend the Offering Deadline from April 30, 2026 to December 31, 2026, (iii) update the disclosures in the original Form C to reflect any changes and related developments outlined in such financial statements, and (iv) as part of the extension, update the Offering Deadline from April 30, 2026 to December 31, 2026 in Exhibit G (Crowdfunding Vehicle's Term Sheet). The Form C filed by the Issuer on February 24, 2026, is hereby amended and superseded in all respects by this Form C/A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds[16]	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$6,000,000	1 Note	General working capital	January 5, 2022, as amended on June 1, 2022, and further amended on August 16, 2024	Section 4(a)(2)
Convertible Note	$5,000,000	1 Note	General working capital	September 25, 2023, as amended on August 14, 2024	Section 4(a)(2)
Convertible Note	$1,000,000	1 Note	General working capital	January 6, 2023	Section 4(a)(2)
Incentive Units	N/A[17]	746,635	N/A	April 6, 2023	Rule 701
Convertible Notes	$25,000,000	6 Notes	General working capital	April 19, 2023 - August 16, 2024	Section 4(a)(2)
Convertible Note	$850,000	1 Note	General working capital	August 16, 2024	Section 4(a)(2)
Convertible Notes	$3,145,000	13 Notes	General working capital	May 2024 - September 2024	Section 4(a)(2)
Warrant to Purchase Common Units	Issued in connection with the Jukka APA	3 Warrants to purchase a total of 263,017 Common Units	N/A	November 1, 2024	Section 4(a)(2)
Common Units	$562,906.97 (debt conversion)	6,625,355	N/A	April 6, 2023 - December 31, 2024	Section 4(a)(2)
Common Units	The consideration as set forth in that certain Sale of Goods Agreement and Letter Agreement dated as of December 1, 2024 ($3,548,000)[18]	6,422,415	General working capital	May 9, 2025	Section 4(a)(2)
Common Units	Conversion of Convertible Note ($850,000)	1,604,486	General working capital	April 2025	Section 4(a)(2)
Common Units	Conversion of Convertible Notes ($3,145,000)	2,513,354	General working capital	April 2025	Section 4(a)(2)
Common Units	$13,226,544[19]	31,672,718	General working capital	January 1, 2026 - January 22, 2026	Section 4(a)(2)

---

[16] The use of proceeds from these financing events were used primarily for general working capital purposes. General working capital may include, without limitation, payroll and employee benefits, marketing and customer acquisition, product development and technology enhancements, professional fees, rent and facility expenses, insurance, equipment purchases, inventory, and other ordinary operating expenses.

[17] The Incentive Units are subject to certain participation thresholds as further set forth in the LLC Agreement.

[18] During the year ended December 31, 2025, the Company entered into a series of integrated agreements with Majestic ART 2024 SPV 1 LLC ("**Majestic 1**") involving the Company's automated retail kiosks. The arrangement included provisions for (i) the transfer of kiosks, (ii) a leaseback of such kiosks, (iii) the issuance of Common Units of the Company, and (iv) a purchase option allowing the Company to reacquire the kiosks for a nominal amount. Pursuant to the agreements, Majestic 1 provided total proceeds of $3,548,000, which were received by the Company in multiple

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- Automated Retail InvesCo LLC ("**ARI**") is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities. David L. Chessler is the manager of Chessler Holdings, LLC ("**Chessler Holdings**"), the manager of ARI. Chessler Holdings is the manager of the managing entity of each of the following members of ARI: Genext Invesco LLC, Art Invesco LLC, Art Invesco II LLC and Leprechaun Capital Investments II LLC ("**ARI Members**"). In connection with that certain Secured Convertible Note Purchase Agreement with ART Holdings 1021, LLC, the ARI Members contributed the equity interests that each respective member owned in the Issuer in exchange for common membership units in ARI. In consideration of the foregoing, ARI issued to ARI 718,703 Common Units (82,330,863 Common Units post Unit Split).

- The Company, ART Holdings 1021, LLC and ART 70M LLC are parties to that certain Secured Convertible Note Purchase Agreement dated as of January 5, 2022, as amended by that certain Amended and Restated Secured Convertible Promissory Note Purchase Agreement dated as of September 25, 2023 (collectively, the "**NPA**"). Issued in connection with the NPA, ART 70M LLC is a holder of that certain Secured Convertible Promissory Note dated as of September 25, 2023, as amended by that certain First Amended and Restated

---

tranches between January 13, 2025 and May 9, 2025. The transaction closed on May 9, 2025, upon receipt of final funding and satisfaction of all conditions. At closing, the Company issued 6,422,415 Common Units at a price of $0.5524 per unit, resulting in total equity consideration of $3,548,000.

[19] On December 1, 2025, the Company entered into a series of related agreements with Majestic ART 2025 SPV, LLC ("**Majestic 2**") involving the sale of proprietary vending kiosks, a concurrent leaseback, and an equity investment. Under these agreements, the Company agreed to sell kiosks to the counterparty for aggregate consideration of approximately $3.3 million, with title transferring upon payment, and simultaneously leased certain of the kiosks back under a five-year lease pursuant to which the Company retains possession, operates the kiosks, earns all related revenues, and is responsible for maintenance, insurance, and risk of loss. The lease includes a purchase option allowing the Company to reacquire the kiosks for a nominal amount. In connection with the transaction, the Company agreed to issue 6,552,893 Common Units at a price of $0.5097 per unit. As of December 31, 2025, the Company had received approximately $1,540,000 of proceeds related to this arrangement, which were recorded as deposits, with the transaction closing subsequent to year-end upon receipt of all remaining proceeds.

The Company issued 3,783,624 Common Units in accordance with a consulting agreement. The Company issued an additional 21,336,201 Common Units in connection with a private offering through a special purpose vehicle formed to hold investments of accredited investors, for aggregate cash proceeds of $9,886,520, consisting of 19,396,578 Common Units issued to Just Baked Kiosk, LLC and 1,939,623 Common Units issued to Ausdal Financial Partners, Inc. as placement agent fee consideration. The arrangement included investor protections granted by the Company to the SPV investors, including a contingent 2.25x preferential return upon specified liquidity events and down-round protection provisions.

Secured Convertible Promissory Note dated August 14, 2024 (collectively, the "**70M Note**"). David L. Chessler is the manager of the manager of ART 70M LLC.

- On April 6, 2023, the Company and Jukka, Inc. ("**Jukka**") entered into that certain Asset Purchase Agreement ("**Jukka APA**"), pursuant to which the Company purchased substantially all of the assets from Jukka, including certain intellectual property set forth herein, in exchange for (i) $2,750,000 payable in cash, (ii) the assumption of the Assumed Liabilities (as defined in the Jukka APA), and (iii) 45,587 Common Units (6,042,792 Common Units post Unit Split which includes an additional issuance of Common Units). In connection therewith, the Company issued 746,635 Incentive Units to Howard Draft and 377,101 Common Units to Mr. Draft's affiliated entity. Mr. Draft is the Chief Executive Officer of Jukka.

- The Company entered into secured promissory notes and related financing arrangements with certain lenders, including, ART Invesco LLC, ART Invesco II LLC, and Genext Invesco LLC. David L. Chessler is the manager of the manager of each of those respective entities.

- Managers of the Company and managers of the Company's subsidiaries, including through affiliated entities, collectively hold 102,216,902 Common Units and 746,635 Incentive Units.

- The Company and one of its managers, David L. Chessler, through an affiliated entity, have entered into a 36-month lease agreement effective March 1, 2024 for warehouse space located in Sarasota, FL at a rate of $4,663 per month.

- A manager of the Company, through entities controlled by him, provided non-interest-bearing advances to the Company's UK subsidiary totaling GBP50,735 and GBP26,000 during the years ended December 31, 2025 and 2024, respectively. During 2025, GBP12,000 was repaid.

- The Company continues to make nominal revenue-sharing payments pursuant to a pre-existing arrangement with DC Kiosk LLC, an entity controlled by David L. Chessler. Such payments were immaterial during the years presented, and no material balances were outstanding as of December 31, 2025 or 2024.

- Howard Draft, a member of the Company's Board of Managers, participated as a lender for $250,000 in a broader non-interest-bearing loan arrangement. During the year ended December 31, 2025, the Company repaid $166,667 of principal to Mr. Draft, leaving $83,333 outstanding at year-end. In connection with the negotiated settlement of the remaining balance, the parties agreed to a fixed 10% contractual loan bonus.

- Subsequent to December 31, 2025, the Company repaid in full the remaining $500,000 principal outstanding under the $1,000,000 loan arrangement, including amounts owing to Howard Draft, a member of the Company's Board of Managers, and non-affiliated entity, CPH Capital Fund I, L.P., together with the agreed contractual settlement bonus of $100,000, for aggregate settlement payments of $600,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://automatedrt.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

ISSUER:

AUTOMATED RETAIL TECHNOLOGIES LLC

By:

/s/ Ryan Boland   *Ryan Boland*

(Signature)

Ryan Boland

(Name)

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ David L. Chessler   *David Chessler*

(Signature)

David L. Chessler

(Name)

Manager

(Title)

April 30, 2026

(Date)

/s/ Gary S. Cohen   *Gary Cohen*

(Signature)

Gary S. Cohen

(Name)

Manager

(Title)

April 30, 2026

(Date)

/s/ Eduardo Lopez

(Signature)

Eduardo Lopez

(Name)

Manager

(Title)

April 30, 2026

(Date)

/s/ Howard Draft   *Howard C Draft*

(Signature)

Howard Draft

(Name)

Manager

(Title)

April 30, 2026

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Co-Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

CO-ISSUER:

ART CROWDFUNDING VEHICLE, LLC
By: Automated Retail Technologies LLC, Its Manager

By:

/s/ Ryan Boland   *Ryan Boland*
(Signature)

Ryan Boland
(Name)

President
(Title)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financial Statements

AUTOMATED RETAIL TECHNOLOGIES LLC

Unaudited Consolidated Financial Statements
Years Ended December 31, 2025 and 2024

Index to Consolidated Financial Statements

(UNAUDITED)

	Page

CONSOLIDATED FINANCIAL STATEMENTS:

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Automated Retail Technologies LLC
Sarasota, Florida

We have reviewed the accompanying consolidated financial statements of Automated Retail Technologies LLC (the "Company"), which comprises the consolidated balance sheet as of December 31, 2025, and the related consolidated statement of operations, stockholders' deficit, and cash flows for the years ended December 31, 2025, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 15, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 28, 2026
Calabasas, CA 91302

Automated Retail Technologies, LLC
Consolidated Balance Sheets
(Unaudited)

		December 31, 2025		December 31, 2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	4,308,783	$	321,191
Accounts receivable, net		1,880,200		480,217
Prepaid expenses and other current assets		274,835		321,014
Inventory		4,399,687		7,920,238
Due to related party		102,651		102,651
Total Current Assets		**10,966,156**		**9,145,311**
Property and Equipment, net		8,392,746		8,138,755
Operating lease right-of-use asset		239,189		880,437
Operating lease right-of-use asset - related party		61,355		113,945
Financing lease right-of-use asset		31,162		53,008
Security Deposit		114,335		95,166
Total Assets	**$**	**19,804,943**	**$**	**18,426,622**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	2,392,538	$	2,139,412
Credit Cards		8,601		48,686
Interest payable		-		151,398
Subscription proceeds received, pending closing		11,282,020		-
Other liability		5,844		-
Operating lease liability, current portion		238,816		741,606
Loans and notes, Current portion		31,918,098		-
Convertible note, current portion		48,016,022		3,145,000
Operating lease liability- related party, current portion		54,285		51,994
Financing lease liability, current portion		23,011		22,208
Total Current Liabilities		**93,939,235**		**6,300,304**
Non-current Liabilities				
Loans and notes		-		29,356,396
Convertible notes		-		44,107,871
Operating lease liability, net of current portion		-		234,608
Operating lease liability- related party, net of current portion		9,277		63,562
Financing lease liability, net of current portion		10,059		33,070
Total Non-current Liabilities		19,336		73,795,507
Total Liabilities		**93,958,571**		**80,095,811**
MEMBERS' DEFICIT				
Members' Deficit		(74,146,837)		(61,667,667)
Other Comprehensive income		(6,791)		(1,522)
Total Members' Deficit		**(74,153,628)**		**(61,669,189)**
Total Liabilities and Members' Deficit	**$**	**19,804,943**	**$**	**18,426,622**

See accompanying notes to unaudited consolidated financial statements.

Automated Retail Technologies, LLC
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

For Years Ended December 31,		2025		2024
(USD $ in Dollars)				
Net Revenue	$	10,037,972	$	10,107,059
Cost of Goods Sold		6,867,894		9,514,781
Gross Profit		3,170,078		592,278
Operating Expenses:				
General and Administrative		10,524,830		11,700,693
Write down of inventory		4,085,633		-
Sales and Marketing		829,950		2,298,187
Total Operating Expenses		15,440,413		13,998,880
Operating Loss		**(12,270,335)**		**(13,406,602)**
Interest expenses		(7,978,793)		(6,697,198)
Gain (loss) on extinguishment of convertible notes		2,063,274		(486,955)
Loss Before Provision for Income Taxes		**(18,185,854)**		**(20,590,755)**
Provision/(Benefit) for income taxes		-		-
Net Loss	$	**(18,185,854)**	$	**(20,590,755)**
Comprehensive Loss				
Net Loss		(18,185,854)		(20,590,755)
Foreign currency translation adjustments		(5,269)		(1,495)
Comprehensive Loss	$	**(18,191,123)**	$	**(20,592,250)**

See accompanying notes to unaudited consolidated financial statements.

Automated Retail Technologies, LLC
Consolidated Statements of Changes in Members' Deficit
(Unaudited)

(in, $US)	Number of Common Units	Incentive Units	Other Comprehensive Loss		Total Members' Deficit	
Balance—December 31, 2023	**102,683,891**	**746,635**	**$**	**(27)**	**$**	**(41,745,726)**
Units issued under debt settlement	1,398,565	-		-		562,907
Warrants issued under debt settlement		-		-		105,880
Foreign currency translation adjustment	-	-		(1,495)		(1,495)
Net Loss	-	-		-		(20,590,755)
Balance—December 31, 2024	**104,082,456**	**746,635**	**$**	**(1,522)**	**$**	**(61,669,189)**
Units issued under debt settlement	4,117,840	-		-		2,158,684
Units issued under subscription	6,422,415	-		-		3,548,000
Foreign currency translation adjustment	-	-		(5,269)		(5,269)
Net Loss	-	-		-		(18,185,854)
Balance—December 31, 2025	**114,622,711**	**746,635**	**$**	**(6,791)**	**$**	**(74,153,628)**

See accompanying notes to audited consolidated financial statements.

Automated Retail Technologies, LLC
Consolidated Statements of Cash Flows
(Unaudited)

For Years Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(18,185,854)	$	(20,590,755)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation Expense		2,232,313		1,403,912
Amortization Expense		491,327		171,912
Non-cash interest		7,351,377		6,466,470
Non-cash Lease Expense		(95,772)		(8,828)
Written of prepaid and other current assets		-		292,002
Loss on disposal of property and equipment		-		122,859
(Gain) loss on extinguishment of convertible notes		(2,063,274)		486,955
Write down of inventory		4,085,633		-
Foreign currency translation		(30,979)		
Changes in operating assets and liabilities:				
Accounts Receivable, net		(1,398,513)		(139,838)
Inventory		(3,021,886)		866,078
Prepaids and Other Current Assets		28,239		83,043
Accounts Payable		267,683		247,771
Credit Cards		(40,085)		15,717
Other liability		5,844		-
Net Cash Used in Operating Activities		(10,373,947)		(10,582,702)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(10,590)		(4,981,220)
Net Cash Used In Investing Activities		(10,590)		(4,981,220)
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from loans and notes		62,034		1,033,605
(Repayment) of loans and notes		(514,656)		-
Proceeds from convertible notes, net		-		11,437,000
Proceeds from equity subscription		3,548,000		
Subscription proceeds received, pending closing		11,282,020		-
Net Cash Provided by Financing Activities		14,377,398		12,470,605
Net Change in Cash and Cash Equivalents		3,992,861		(3,093,317)
Foreign currency translation		(5,269)		(2,359)
Cash—Beginning of the Year		321,191		3,416,867
Cash—End of the Year	$	4,308,783	$	321,191

Automated Retail Technologies, LLC
Consolidated Statements of Cash Flows
(Unaudited)

For Years Ended December 31,		2025		2024
(USD $ in Dollars)				
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the period for Interest	$	135,875	$	106,784
Cash Paid During the period for Income Taxes	$	-	$	-
Supplemental disclosure of noncash activities				
Units issued to settle convertible note	$	3,145,000	$	562,907
Units issued to settle interest payable	$	226,958	$	-
Warrants issued to settle other current liability	$	-	$	105,880

See accompanying notes to unaudited consolidated financial statements.

Automated Retail Technologies, LLC
Notes to Consolidated Financial Statements
For Years Ended December 31, 2025 and December 31, 2024
(Unaudited)

1. NATURE OF OPERATIONS

Automated Retail Technologies LLC (ART) is a technology-centric food service automation company headquartered in Sarasota, Florida, focused on transforming how people access fresh, hot meals in high-traffic, non-traditional dining environments. ART designs, develops, and deploys advanced autonomous food kiosks that leverage robotics, smart ovens, real-time inventory management, contactless payments, and AI-enabled analytics to deliver 24/7 access to a broad range of breakfast, lunch, snack, and dessert items with minimal human intervention. Through strategic partnerships with foodservice operators and brands, ART provides turnkey solutions that extend the reach of quality food offerings to workplaces, hospitals, campuses, travel hubs, and other venues where traditional dining options are limited.

At the center of ART's product lineup is the Just Baked Smart Bistro kiosk, a compact autonomous kiosk capable of servicing up to 64 unique menu items and delivering fresh hot food in under a minute. Just Baked's design combines a modern interactive consumer interface with backend remote management tools that allow operators to curate menus, monitor stock and performance, and manage planograms across locations.

ART operates under two primary business models: (1) a technology leasing model, in which clients lease the kiosk and underlying systems for a fixed monthly fee, and (2) a sale plus service fee model, where customers purchase the kiosk and pay a smaller ongoing service fee for software, support, and connectivity. These flexible options help lower barriers to adoption and align ART's growth with diverse operator needs.

ART's commercial footprint has grown, with almost 900 Just Baked kiosks active across the United States in corporate, healthcare, education, and other settings, and plans underway to expand further through large partnerships such as the deployment of thousands of kiosks with global foodservice provider Sodexo. Beyond North America, the company has also expanded into the European market, particularly the U.K., through strategic partnerships and localized operations that support connectivity, compliance, and service scalability. This blend of innovative technology, scalable commercial models, and international expansion positions ART as a leading player in the automated foodservice landscape, enabling operators to meet evolving consumer demands for convenience, quality, and operational efficiency.

The Company recently commenced operations in the UK through controlled subsidiary, Automated Retail Technologies UK Limited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Consolidation

The consolidated financial statements include the accounts of Automated Retail Technologies LLC and its wholly-owned subsidiaries, 24/7 Pizza Box, LLC (d/b/a Just Baked), a Florida limited liability company (ii) Automated Soft Serve Systems LLC (f/k/a Genext Loan LLC), a Wyoming limited liability company, and (iii) ART UK Holdings Ltd. and its wholly owned subsidiary Automated Retail Technologies UK Limited, both incorporated in the United Kingdom. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, allowance for expected credit losses, inventory reserves, useful lives of property and equipment and intangible assets, impairment assessments, fair value measurements, valuation of common unit and incentive unit awards, and lease term and discount rate determinations. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits. The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company maintains cash balances at financial institutions that may exceed federally insured limits. The Company has not experienced losses on such balances.

Currency Translation

The functional currency of the Company's non-U.S. subsidiary is British Pound Sterling ("GBP"). Assets and liabilities are translated to U.S. dollars at period-end exchange rates and income and expense amounts are translated at average exchange rates for the period. Translation adjustments are recorded in accumulated other comprehensive income (loss) within members' deficit (or equity), as applicable.

Accounts Receivable and Allowance for Expected Credit Loss

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on consolidated financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that no allowance for expected credit loss was not material to these consolidated financial statements.

Accounts receivables are stated net of an allowance for expected credit losses ("CECL"). Accounts receivable primarily arise from amounts due from business-to-business counterparties, such as kiosk location partners/operators, hardware customers, and software access customers, and may also include receivables from payment processors or other settlement counterparties. The allowance is based on management's evaluation of historical loss experience, current conditions, reasonable and supportable forecasts, customer-specific information, and the aging of receivables. Accounts are written off against the allowance when deemed uncollectible. As of December 31, 2025 and December 31, 2024, management determined the allowance was immaterial based on the Company's customer base and collection history.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or net realizable value. Inventory consists primarily of finished goods and ingredients used in kiosk food offerings. The Company records reserves for obsolete, slow-moving, or damaged inventory when applicable. During the years ended December 31, 2025 and 2024, the Company recognized inventory write-downs of $4,085,633 and $0, respectively. As of December 31, 2025 and December 31, 2024, inventory reserves were immaterial.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets with finite lives, including trademarks, copyrights, and other identifiable intangibles, are carried at cost, net of accumulated amortization and impairment, if any. Amortization is recognized on a straight-line basis over the estimated useful lives of the assets, generally ranging from 10-15 years.

Property and Equipment

Property and equipment are stated at cost. The Company capitalizes all property and equipment valued at over $1,500. Depreciation expense is recognized on property and equipment, excluding land, utilizing the straight-line method over the estimated useful lives, ranging from two to 30 years. The Company estimates salvage values that it does not depreciate.

Construction in-progress, a component of property and equipment, represents long-lived assets not yet in service or being developed by the Company. These assets are not subject to depreciation until they are completed and ready for their intended use, at which point the Company reclassifies them to field services equipment, vehicles, or buildings and facilities, as appropriate.

The Company incurs maintenance costs on its major equipment. The determination of whether an expenditure should be capitalized or expensed requires management judgment in the application of how the costs incurred benefit future periods, relative to the Company's capitalization policy. Costs that either establish or increase the efficiency, productivity, functionality or life of a fixed asset are capitalized and depreciated over the remaining useful life of the asset.

The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold improvements	7 years
Furniture & equipment	5 years
Just baked kiosks	4 years
Software	3 years
Vehicles	5 years

Internal-Use Software and Software Development Costs

Costs incurred to develop or obtain software for internal use are capitalized when the preliminary project stage is complete, management authorizes and commits to funding the project, and it is probable the project will be completed and used as intended. Capitalized software costs are amortized over the estimated useful life of the software, generally 2 to 4 years, and are included in property and equipment or intangible assets, as appropriate. Costs incurred during the preliminary project stage and post-implementation/operation stage are expensed as incurred. For hosting arrangements that are service contracts, implementation costs are accounted for in accordance with applicable guidance (ASC 350-40).

Impairment of Long-lived Assets

The Company reviews long-lived assets, including property and equipment and finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If the carrying amount is not recoverable, an impairment loss is recognized for the amount by which the carrying amount exceeds fair value. No impairment losses were recognized for the fiscal years ended December 31, 2025 and 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue is recognized when (or as) control of the promised goods or services is transferred to a customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In applying ASC 606, the Company follows the five-step model: (1) identify the contract(s) with a customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to performance obligations; and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

Performance Obligations

The Company's revenue is primarily derived from the following sources, each of which represents a distinct performance obligation unless otherwise noted:

1. **Kiosk Services**

   Kiosk services consist of operating, monitoring, and supporting kiosks, and may include revenue-share arrangements, fixed monthly service fees, and, in some cases, royalties based on kiosk product sales. These services are capable of being distinct and are separately identifiable from other promised goods or services, as customers can benefit from the services on their own and the services are not highly integrated with hardware delivery or software access. Kiosk service revenue is recognized over time as the services are provided, as customers simultaneously receive and consume the benefits of the services.

2. **Sale of Kiosk Hardware**

   The sale of kiosk hardware represents a distinct performance obligation, as the hardware is a separately identifiable good that provides benefit to the customer on its own. Hardware revenue is recognized at a point in time when control of the hardware transfers to the customer, generally upon shipment or delivery, depending on contractual terms.

3. **Software Access Fees**

   Software access related to sold kiosks represents a distinct performance obligation, as it provides ongoing access to the Company's software platform and is not highly integrated with either kiosk services or hardware delivery. Software access revenue is recognized over time, generally on a straight-line basis over the contractual service period.

4. **Food Product Sales**

   Sales of food products represent distinct performance obligations. Revenue from food sales is recognized at a point in time when control transfers to the customer, typically upon delivery.

The Company's contracts do not generally include material promises where the hardware, software access, and kiosk services are bundled into a single combined performance obligation, as each promised good or service is separately identifiable and provides benefit to the customer on its own.

Variable Consideration

Certain arrangements include variable consideration, such as revenue-share and royalty arrangements based on kiosk sales. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. Revenue-based royalties related to kiosk sales are generally recognized in the period in which the underlying kiosk sales occur, based on monthly system sales reports.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Cont'd)

Principal vs. Agent Considerations

For revenue-share and royalty arrangements related to kiosk operations and food sales, the Company evaluates whether it is acting as a principal or an agent in accordance with ASC 606-10-55-36 through 55-40, based on whether the Company controls the specified good or service before it is transferred to the end customer.

The Company has concluded that it presently has contracts whereunder it acts as principal in these arrangements and therefore presents the related revenue on a gross basis, and contracts whereunder it acts as agent and reports the related revenue on a net basis. as the Company. The Company considers the following indicators on a contract-by-contract basis:

- Is the Company primarily responsible for fulfilling the promise to the customer, including operation of the kiosks and delivery of the related goods or services;
- Does the Company bear inventory and fulfillment risk associated with the food products and kiosk operations; and
- Does the Company have discretion in establishing pricing and the structure of amounts charged to customers, either directly or through contractual arrangements.

These indicators, allow the Company to determine who controls the goods or services prior to transfer to the customer, even though not all indicators may be present in every arrangement.

Consideration Payable to a Customer

For revenue-share kiosk arrangements, amounts paid or payable to customers based on kiosk sales are evaluated as consideration payable to a customer and are recorded as a reduction of revenue, unless the payment is in exchange for a distinct good or service received from the customer, in which case it is recorded as an operating expense.

Taxes Collected

Sales taxes collected from customers or consumers are excluded from revenue and recorded as liabilities until remitted to taxing authorities. The Company has elected, as permitted under ASC 606, to exclude sales taxes from the transaction price.

Contract Balances

Contract assets represent rights to consideration for goods or services transferred when such rights are conditional on something other than the passage of time, and contract liabilities represent amounts billed or received in advance of performance. Contract assets and contract liabilities were immaterial as of December 31, 2025 and December 31, 2024.

Cost of sales

Cost of sales consists primarily of the purchase cost of finished products and ingredients, kiosk servicing costs, third-party logistics and fulfillment, and other direct costs attributable to revenue-generating activities. Depreciation of kiosk equipment is classified within cost of sales consistent with the Company's policy and presentation.

Warranty

The Company provides standard assurance-type warranties on kiosk hardware and related equipment that guarantee the product will function as intended and complies with agreed specifications. Assurance-type warranties are not separate performance obligations under ASC 606. The Company accrues estimated warranty liabilities when it is probable that warranty claims will be incurred and the amount can be reasonably estimated. In general, the Company offers a one-year warranty on new kiosks sold. Warranty claims if they arise are honored by the manufacturer as to original equipment and by the Company as to any augmentation to the kiosk prior to sale. As of December 31, 2025 and December 31, 2024, the Company has no warranty reserves as any claims received during the respective fiscal years were immaterial in value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Debt, Promissory Notes, Term Loans, and Debt Issuance Costs

Debt is initially recorded at the proceeds received, net of original issue discount ("OID"), and net of debt issuance costs when applicable. Debt issuance costs are presented as a direct deduction from the carrying amount of the related debt liability and amortized to interest expense using the effective interest method over the contractual term of the debt. Interest expense includes stated interest, amortization of OID and debt issuance costs, and other financing costs as incurred. Management evaluates debt arrangements for modification or extinguishment accounting when terms are changed or debt is settled prior to maturity; gains or losses on extinguishment are recognized in the period of extinguishment.

Convertible Instruments and Embedded Features

The Company evaluates convertible debt instruments and embedded features (including conversion options and other embedded derivatives) to determine whether such features must be bifurcated and accounted for separately as derivatives under ASC 815. If bifurcation is required, the embedded derivative is recorded at fair value with changes in fair value recognized in earnings each period. If bifurcation is not required, the Company accounts for convertible debt in accordance with ASC 470 and other applicable guidance. The Company has reviewed its convertible instruments and no embedded derivatives were identified.

Stock-Based Compensation and Equity-Settled Arrangements

The Company accounts for stock-based compensation in accordance with ASC 718. For equity-classified awards granted to employees and directors, compensation cost is measured at grant-date fair value and recognized on a straight-line basis over the requisite service period. For non-employee awards (including equity issued for consulting or other services), the Company measures the fair value of the equity instruments issued (or, if more reliably measurable, the fair value of the goods or services received) and recognizes expense as the goods or services are received.

Income Taxes

The Company is organized as a limited liability company and is treated as a pass-through entity for U.S. federal and applicable state income tax purposes. Accordingly, the Company is not subject to income taxes at the entity level, and no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company's taxable income or loss is reportable by the members on their respective income tax returns in accordance with each member's allocable share as reported on Schedule K-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Cont'd)

The Company evaluates tax positions in accordance with ASC 740, Income Taxes, including the assessment of uncertain tax positions. The Company recognizes interest and penalties, if any, related to income taxes within income tax expense. Management has concluded that the Company had no uncertain tax positions requiring recognition or disclosure as of December 31, 2025 or December 31, 2024.

Related Party Transactions

Related party transactions are identified based on the guidance in ASC 850. The Company discloses material related party transactions, including the nature of the relationship, a description of the transactions, amounts involved, and any amounts due to or from related parties at the balance sheet date.

Lease Accounting

The Company accounts for leases under ASC 842. Right-of-use ("ROU") assets and lease liabilities are recognized at lease commencement for operating and finance leases with terms greater than 12 months. Lease liabilities are measured at the present value of lease payments, discounted using the rate implicit in the lease when readily determinable or the Company's incremental borrowing rate. ROU assets are measured at the amount of the lease liability adjusted for prepaid or accrued lease payments, lease incentives received, and initial direct costs. Lease expense for operating leases is recognized on a straight-line basis over the lease term; for finance leases, interest expense on the lease liability and amortization of the ROU asset are recognized separately. The Company has elected to use the practical expedients permitted under ASC 842, which provides for the following: the carryforward of the Company's historical lease classification, no requirement for reassessment of whether an expired or existing contract contains an embedded lease, no reassessment of initial direct costs for any leases that exist prior to the adoption of the new standard, and the election to consolidate lease and non-lease components. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet. Related party leases are accounted for based on the legally enforceable terms and conditions of the arrangement.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was $46,938 and $160,250 for the years ended December 31, 2025 and December 31, 2024.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company performs periodic evaluations of its counterparties' financial condition and generally does not require collateral. The Company may have concentrations with a limited number of kiosk partners, customers, suppliers, or payment processors. For the years ended December 31, 2025 and December 31, 2024, no revenue from customers individually represented 10% or more of total revenue.

Subsequent Events

The Company evaluates subsequent events in accordance with ASC 855, Subsequent Events, through the date the consolidated financial statements are issued (or available to be issued). Subsequent events have been evaluated through April 24, 2026, which is the date the consolidated financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of	December 31, 2025	December 31, 2024
Just Baked food working-in-progress	-	149,090
Just Baked Kiosks working-in-progress	3,889,058	6,921,802
Just Baked Kiosks	510,629	-
Finished Just Baked food	-	583,906
Packaging	-	265,440
Total Inventory	**$ 4,399,687**	**$ 7,920,238**

During the years ended December 31, 2025 and 2024, the Company recognized inventory write-downs of $4,085,633 and $0, respectively.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of	December 31, 2025	December 31, 2024
Advances to suppliers	199,013	189,660
Prepaid rent	73,404	130,891
VAT	2,418	463
Other current assets [1]	-	-
Total Prepaids and Other Current Assets	**$ 274,835**	**$ 321,014**

(1) During the year ended December 31, 2023, the Company advanced an accumulated amount of $267,002 to The 24 Group. The 24 Group filed for bankruptcy in early 2025. As a result, amounts owing to the Company were written off in full in the year ended December 31, 2024.

Accounts payable and accrued liabilities consist of the following items:

As of	December 31, 2025	December 31, 2024
Accounts Payable	2,360,728	2,072,324
Sale tax payable	31,464	39,491
Other Payroll Liabilities	346	27,597
Total Accounts Payable and Accrued Liabilities	**$ 2,392,538**	**$ 2,139,412**

5. PROPERTY AND EQUIPMENT

As of December 31, 2025, and December 31, 2024, property and equipment consist of:

As of		December 31, 2025		December 31, 2024
Machine & Equipment	$	1,145,865	$	1,145,865
Just Baked Kiosks [(1)]		12,671,406		10,185,262
Office furniture & computer		177,676		177,363
Software		44,537		44,537
Property and Equipment, at cost		**14,039,484**		**11,553,027**
Accumulated Depreciation		(5,646,738)		(3,414,272)
Property and Equipment, Net	$	**8,392,746**	$	**8,138,755**

 (1) Just Baked Kiosks includes operational kiosk machines in service at various locations across the United States.

Depreciation expenses for property and equipment for years ended December 31, 2025, and 2024 were in the amount of $2,232,313 and $1,396,666, respectively.

6. ASSET PURCHASE AGREEMENT AND IMPAIRMENT

On April 6, 2023, the Company entered the asset purchase agreement ("APA") with Jukka, Inc. ("Seller"), a Delaware corporation. Seller was engaged in the business of developing, producing, and selling smart vending kiosks (the "Business"). The Company wished to purchase and assume from Seller, substantially all the assets, and certain specified liabilities, of the Business, subject to certain terms and conditions.

The aggregate consideration for the Acquired Assets shall be as follows:

   (a) $2,750,000 (the "Cash Consideration");
   (b) The assumption of the Assumed Liabilities; and
   (c) 45,587 "Common Units" (as defined in the LLC Agreement) valued at $4,549,994.23 (the "Rollover Units").
   (d) The Cash Consideration and the Common Units are referred to collectively as the "Purchase Price".

The Parties agree that (i) 37.67% of the Acquired Assets (the "Purchased Assets") shall be deemed purchased by Buyer for the Cash Consideration and 100% of the Assumed Liabilities and (ii) the remaining 62.33% of the Acquired Assets (the "Contributed Assets") shall be deemed contributed by Seller to Buyer In exchange for the Equity Consideration and 0% of the Assumed Liabilities (the "Contribution").

In 2023, The Company paid an aggregate amount of $7,284,995 consisting of $2,062,500 paid in cash upon closing, $687,500 as loan which was settled in 2024, including accrued interest, by the issuance of 816,002 common units, and 6,042.792 common units issued in 2023 valued at $4,534,995. The purchase of the assets from Jukka, Inc primarily included intellectual property such as patents issued and pending. This transaction resulted in the recognition of $7,284,995 as intangible assets. The Company purchased the patents with the intent to develop and operate machines using the protected technology. At the end of fiscal 2023 the Company determined to pursue alternate technology and as a result, the Company recorded $7,284,995 as an impairment charge on long-lived assets. The impairment charge is included in the "impairment of assets" line item in the accompanying consolidated statement of operations.

7. MAJESTIC FINANCING TRANSACTIONS AND EQUITY ISSUANCES

During the year ended December 31, 2025, the Company entered into a series of integrated agreements with Majestic ART 2024 SPV 1 LLC ("Majestic 1") involving the Company's automated retail kiosks. The arrangement included provisions for (i) the transfer of kiosks, (ii) a leaseback of such kiosks, (iii) the issuance of membership units of the Company, and (iv) a purchase option allowing the Company to reacquire the kiosks for a nominal amount.

Pursuant to the agreements, Majestic provided total proceeds of $3,548,000, which were received by the Company in multiple tranches between January 13, 2025 and May 9, 2025. The transaction closed on May 9, 2025, upon receipt of final funding and satisfaction of all conditions. At closing, the Company issued 6,422,415 membership units at a price of $0.5524 per unit, resulting in total equity consideration of $3,548,000. The deposits were reclassified to equity upon issuance of the units. Management evaluated the arrangement under ASC 606, *Revenue from Contracts with Customers*, and ASC 842, *Leases*, including the sale-leaseback guidance. Under the leaseback terms, the Company pays no lease rent, retains operational control and substantially all economic benefits associated with the kiosks, and has the right to repurchase the kiosks for $1 per kiosk, a nominal repurchase price. Based principally on these terms, management concluded that control of the kiosks did not transfer to Majestic under ASC 606 and that the arrangement does not qualify for sale-leaseback accounting under ASC 842. Accordingly, the transaction was accounted for as a financing transaction with an equity issuance component. Upon closing of the transaction, the Company recorded an increase in members' equity of $3,548,000, with no derecognition of the related property and equipment, which continues to be recognized at historical cost and depreciated in accordance with existing accounting policies.

On December 1, 2025, the Company entered into a series of related agreements with MAJESTIC ART 2025 SPV, LLC ("Majestic 2") involving the sale of proprietary vending kiosks, a concurrent leaseback, and an equity investment. Under these agreements, the Company agreed to sell kiosks to the counterparty for aggregate consideration of approximately $3.3 million, with title transferring upon payment, and simultaneously leased certain of the kiosks back under a five-year lease pursuant to which the Company retains possession, operates the kiosks, earns all related revenues, and is responsible for maintenance, insurance, and risk of loss. The lease includes a purchase option allowing the Company to reacquire the kiosks for a nominal amount. In connection with the transaction, the Company agreed to issue 6,552,893 membership at a price of $0.5097 per unit. As of December 31, 2025, the Company had received approximately $1,540,000 of proceeds related to this arrangement, which were recorded as deposits, with the transaction closing subsequent to year-end upon receipt of all remaining proceeds. These agreements were executed contemporaneously and are economically interrelated.

8. DEBT

Loans and Notes Payable:

	Principal Amount	Interest Rate	Borrowing Period	As of December 31, 2025	As of December 31, 2024
Genext Invesco LLC [a]	$ 4,378,725	10%	April 1, 2020	$ 4,378,725	$ 4,378,725
Genext Invesco LLC [a]	580,000	10%	September 18, 2020	580,000	580,000
ART Invesco II LLC [a]	4,375,000	10%	May 17, 2021	4,375,000	4,375,000
ART Invesco II LLC [a]	9,000,000	10%	December 7, 2021	9,000,000	9,000,000
ART Invesco LLC [a]	3,475,000	10%	December 13, 2021	3,475,000	3,475,000
CPH Capital Fund I, L.P. [a]	750,000	0%	December 31, 2024	416,667	750,000
Howard Draft [a]	250,000	0%	December 31, 2024	83,333	250,000
Wingrove House (GBP 12,000) [b]	15,018	0%	December 31, 2024	-	15,018
Cooden Consultants limited (GBP 14,000) [b]	17,522	0%	In 2024	18,861	17,522
Cooden Consultants limited (GBP 50,735) [b]	62,034	0%	In 2025	66,389	-
Payment in Kind				9,524,123	6,515,131
	$ 22,903,299	10%		$ 31,918,098	$ 29,356,396

[a]These outstanding term loans and notes payable, all mature on April 19, 2026.
[b] These loans and advances have no specific terms of repayment

8. DEBT (Continued)

Convertible Notes

The Company has outstanding convertible notes, all maturing on April 19, 2026. The Conversion features for these outstanding convertible notes is $0.4206 per Common Unit, except for the convertible note issued to Holton Buggs, in which the conversion price is $0.8722 per Common Unit.

	Principal Amount	Interest Rate	Borrowing Period	As of December 31, 2025	As of December 31, 2024
ART Holdings 1021, LLC	$ 6,000,000	10%	January 5, 2022	$ 6,000,000	$ 6,000,000
Holton Buggs	1,000,000	10%	January 6, 2023	1,000,000	1,000,000
CPH Capital Fund I, L.P.	8,500,000	10%	April 19, 2023	8,500,000	8,500,000
SE&AJ Liebel Limited Partnership	2,500,000	10%	April 19, 2023	2,500,000	2,500,000
ART 70M CNVRT LLC	5,000,000	10%	September 25, 2023	5,000,000	5,000,000
CPH Capital Fund I, L.P.	6,500,000	10%	November 27, 2023	6,500,000	6,500,000
ART Holdings 1021, LLC	2,500,000	10%	April 12, 2024	2,500,000	2,500,000
TNC Holdco A, LLC	2,500,000	10%	August 16, 2024	2,500,000	2,500,000
SE&AJ Liebel Limited Partnership	2,500,000	10%	August 16, 2024	2,500,000	2,500,000
Forte ART LLC	850,000	0%	August 16, 2024	-	850,000
Payment in Kind	-			4,224,638	2,694,566
Contingent interest notes	-			5,794,941	3,058,189
Subtotal:	37,850,000			47,019,579 $	43,602,755
Liability due to conversion price change				1,144,205	1,144,205
Unamortized debt discount				(147,762)	(639,089)
Total:				$ 48,016,022 $	44,107,871

In August 2024, the Company amended convertible notes issued before August 2024, except Holton Buggs. The conversion price changed from original $0.8677 per voting unit and $0.6396 per voting unit to $0.4206 per voting unit. The Company recognized loss on extinguishment in respect of the conversion feature changes.

In April 2025, the Company issued 1,604,486 common units at $0.5298 per unit to settle convertible debt owed to Forte ART LLC in the principal amount of $850,000. Using the estimated fair value of the equity issued, the Company determined that the fair value of the 1,604,486 units issued was approximately $850,000. As a result, the Company didn't recognize gain or loss on extinguishment of debt.

Series 1 Notes

During the year ended December 31, 2024, the Company issued Series 1 Notes to various investors for aggregate gross proceeds of $3,145,000. The notes bore interest at 8.5% per annum and were scheduled to mature on May 17, 2025. The notes included a conversion feature allowing holders to convert outstanding principal and accrued interest into common units at a conversion price of $1.3412 per unit.

In April 2025, the Company settled all outstanding Series 1 Notes through the issuance of 2,513,354 common units at a price of $1.34162 per unit, representing an aggregate settlement amount of $3,371,958, consisting of $3,145,000 in principal and $226,958 of accrued and unpaid interest. The Company determined the fair value of the equity issued to be approximately $1,308,684. Accordingly, the Company recognized a gain on extinguishment of debt of approximately $2,063,274.

9. LEASES COMMITMENTS

Finance Leases

In 2022, the Company entered into several equipment leases with an aggregate cost of $109,550. The related finance lease liabilities bear interest at rates implicit in the respective leases, ranging from 2.71% to 3.61% per annum, and require monthly payments over lease terms ranging from 60 to 63 months.

As of	December 31, 2025		December 31, 2024	
Financing Leases:				
Right-of-use Assets	$	31,162	$	53,008
Lease Liabilities:				
Lease Liabilities	$	33,070	$	55,278

The weighted average lease term for the Company's financing leases as of December 31, 2025, and December 31, 2024 was 1.55 years and 2.55 years, respectively.

The weighted average discount rate used for financing leases is 2.68% for the years ended December 31, 2025, and 2024.

Minimum future lease payments under financing leases as of December 31, 2025, are as follows:

For The Year Ended December 31,		
2026	$	23,813
2027		10,152
Less: Present Value Discount		(895)
Total		**33,070**
Less: current portion		**(23,011)**
Lease liability, net of current portion	**$**	**10,059**

Operating Leases

The Company leases various commercial facilities and warehouse space under non-cancelable operating leases expiring at various dates through 2027. Certain leases require the Company to pay operating expenses in addition to base monthly lease payments. Certain leases contain renewal options and customary rental escalation clauses. Rent expense is recognized on a straight-line basis over the lease term. Differences between rent expense recognized and amounts paid are reflected within lease liabilities and right-of-use assets.

Included within the Company's operating leases is a related-party facility lease with David L. Chessler, as further described in Note 11, Related Party Transactions.

The Company determines the discount rate for its leases at lease commencement. For finance leases, the Company uses the interest rate implicit in the lease when such rate is readily determinable. For operating leases, and for finance leases when the implicit rate is not readily determinable, the Company has elected the private-company practical expedient under ASC 842 to use a risk-free interest rate based on U.S. Treasury yields for a similar term.

The risk-free interest rate is determined at lease commencement based on the U.S. Treasury yield curve corresponding to the remaining lease term, with consideration given to the timing of lease payments.

As of December 31, 2025, and 2024, the carrying amounts of operating leases were as follows:

9. LEASES COMMITMENTS (Continued)

Operating Leases (Cont'd)

As of	December 31, 2025	December 31, 2024
Operating Leases:		
Right-of-use Assets	$ 300,544	$ 994,382
Lease Liabilities:		
Lease Liabilities	$ 302,378	$ 1,091,770

The weighted average remaining lease term for the Company's operating leases as of December 31, 2025 and 2024 was 0.42 years and 1.42 years, respectively. The weighted average discount rate used for operating leases was 2.90% for the years ended December 31, 2025 and 2024.

Minimum future lease payments under operating leases as of December 31, 2025 were as follows:

For The Year Ended December 31,	
2026	326,863
2027	9,327
Less: Present Value Discount	(33,812)
Total	**302,378**
Less: current portion	**293,101**
Lease liability, net of current portion	**$ 9,277**

10. MEMBERSHIP EQUITY

Forward Unit Split and Amendment to Authorized Units
On January 22, 2026, the Company effected a recapitalization through a forward unit split on a fully diluted, as-converted basis (the "Forward Unit Split"). The Forward Unit Split increased the number of issued and outstanding units but did not change members' relative ownership interests, capital account balances, distribution rights, or other economic rights. All historical unit and per-unit amounts presented in these consolidated financial statements have been retroactively adjusted for all periods presented to reflect this recapitalization.

Also effective January 22, 2026, the Company amended its Limited Liability Company Agreement to provide for authorized units of 505,000,000, consisting of 500,000,000 Common Units and 5,000,000 Incentive Units.

During the year ended December 31, 2025, the Company issued a total of 6,422,415 common units for cash proceeds of $3,548,000 in accordance with a subscription agreement. (ref: Note 7)

During the year ended December 31, 2025, the Company the Company issued a total of 1,604,486 common units to settle certain convertible debt in the amount of $850,000. (ref: Note 8)

During the year ended December 31, 2025, the Company the Company issued a total of 2,513,354 common units to settle certain convertible debt in the amount of $3,371,958, consisting of $3,145,000 in principal and $226,958 in accrued and unpaid interest. (ref: Note 8)

During the year ended December 31, 2024, the Company the Company issued a total of 1,398,565 common units to settle current liabilities in the amount of $562,907. (ref: Note 6)

10. MEMBERSHIP EQUITY (Continued)

As of December 31, 2025 and 2024, the Company had 114,622,711 and 104,082,456 Common Units issued and outstanding, respectively. Incentive Units issued and outstanding totaled 746,635 as of both dates.

Warrants

During the fiscal year ended December 31, 2024, the Company issued 246,674 warrants units with exercise price at $0.001 per common unit to settle current liability in the amount of $105,880. (ref: Note 6)

A summary of warrant activity for the years ended December 31, 2025 and 2024 is presented as follows:

	Number of Warrants		Exercise Price
Warrants Outstanding at December 31, 2023	-	$	-
Issued	263,017		0.001
Exercised	-		-
Forfeited/expired/canceled	-		-
Warrants Outstanding at December 31, 2024	-		-
Issued	-		-
Exercised	-		-
Forfeited/expired/canceled	-		-
Warrants Outstanding at December 31, 2025	263,017	$	0.001

11. RELATED PARTY

(a) Automated Retail InvesCo LLC ("ARI") is the beneficial owner of 71.8% of the Company's outstanding voting equity securities. David L. Chessler, founder and manager on the Company's Board of Managers is the manager of Chessler Holdings, LLC ("Chessler Holdings"), the manager of ARI. Chessler Holdings is the manager of the managing entity of each of the following members of ARI: Genext Invesco LLC, Art Invesco LLC, Art Invesco II LLC and Leprechaun Capital Investments II LLC ("ARI Members"). In connection with that certain Secured Convertible Note Purchase Agreement with ART Holdings 1021, LLC, the ARI Members contributed the equity interests that each respective member owned in the Company in exchange for common membership units in ARI. In consideration of the foregoing, the Company issued ARI 82,330,863 common units.

(b) The Company, ART Holdings 1021, LLC and ART 70M LLC are parties to that certain Secured Convertible Note Purchase Agreement dated as of January 5, 2022, as amended by that certain Amended and Restated Secured Convertible Promissory Note Purchase Agreement dated as of September 25, 2023 (collectively, the "NPA"). Issued in connection with the NPA, ART 70M LLC is a holder of that certain Secured Convertible Promissory Note dated as of September 25, 2023, as amended by that certain First Amended and Restated Secured Convertible Promissory Note dated August 14, 2024 (collectively, the "70M Note"). David L. Chessler serves, directly or indirectly, as manager of the managing entity of ART 70M LLC. (Ref: Note 8)

(c) On April 6, 2023, the Company and Jukka, Inc. ("Jukka") entered into that certain Asset Purchase Agreement ("Jukka APA"), pursuant to which the Company purchased substantially all of the assets from Jukka, including certain intellectual property set forth herein, in exchange for (i) $2,750,000 payable in cash, (ii) the assumption of the Assumed Liabilities (as defined in the Jukka APA), and (iii) 5,226,790 Common Units. (Ref Note 6). Subsequently in 2024 the Company issued a further 816,002 common units to Jukka to settle certain assumed liabilities totaling $687,500 plus accrued interest. In connection with the aforementioned transactions, the Company issued 746,635 Incentive Units to Howard Draft and 377,101 Common Units to Mr. Draft's affiliated entity. Mr. Draft is the Chief Executive Officer of Jukka and a member of the Board of Managers of the Company.

11. RELATED PARTY (Continued)

(d) Howard Draft, a member of the Company's Board of Managers, participated as a lender for $250,000 in a broader non-interest-bearing loan arrangement. During the year ended December 31, 2025, the Company repaid $166,667 of principal to Mr. Draft, leaving $83,333 outstanding at year-end. In connection with the negotiated settlement of the remaining balance, the parties agreed to a fixed 10% contractual loan bonus, as further described in Note 14.

(e) The Company has entered into certain secured promissory note and related financing arrangements, as further described in Note 8, with related-party lenders including ART Invesco LLC, ART Invesco II LLC, and Genext Invesco LLC. These entities are under common management with the Company through David L. Chessler, who serves as manager, directly or indirectly, of the managing entities of each such lender.

(f) Managers of the Company and managers of the Company's subsidiaries collectively hold 15,044,834 common units or 13.1% of the outstanding common units, including units issued to a member's affiliated entity set out in Note 11(c) above.

(g) The Company leases facilities located in Sarasota, Florida from Manager, David L. Chessler, under a 36-month lease agreement effective March 1, 2024, at a monthly rental rate of $4,663. This related-party lease is included in the disclosures in Note 9, Operating Leases.

(h) A manager of the Company, through entities controlled by him, provided non-interest-bearing advances to the Company's UK subsidiary totaling GBP50,735 and GBP26,000 during the years ended December 31, 2025 and 2024, respectively. During 2025, GBP12,000 was repaid. Such advances are included in Note 8, Debt, Loans and notes payable.

(i) The Company continues to make nominal revenue-sharing payments pursuant to a pre-existing arrangement with DC Kiosk LLC, an entity controlled by David L. Chessler. Such payments were immaterial during the years presented, and no material balances were outstanding at December 31, 2025 or 2024.

12. INCOME TAXES

The Company is a limited liability company that is treated as a pass-through entity for U.S. federal and applicable state income tax purposes. As such, the Company is not subject to income taxes at the entity level, and no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company has incurred operating losses since inception. Such taxable losses, subject to applicable tax law limitations, are available to be utilized by the members and are reflected in the members' individual income tax returns based on their respective ownership interests as reported on Schedule K-1.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and concluded that the Company had no uncertain tax positions requiring recognition or disclosure as of December 31, 2025 or December 31, 2024.

The Company is subject to routine examinations by taxing authorities. Tax years generally remain open to examination by federal and state taxing authorities for a period of three years from the date the applicable tax return is filed; however, certain events may extend the statute of limitations. The Company's tax returns for the years ended December 31, 2022 through December 31, 2025 remain subject to examination by applicable taxing authorities.

13. COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

13. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through April 24, 2026, which is the date the consolidated financial statements were available to be issued.

Subsequent to year-end, the Company issued common units in the following transactions:

- 6,552,893 common units for cash proceeds of $3,340,024 in accordance with a subscription agreement;
- 3,783,624 common units at fair market value in accordance with a consulting agreement.
- 21,336,201 common units in connection with a private offering through a special purpose vehicle formed to hold investments of accredited investors, for aggregate cash proceeds of $9,886,520, consisting of 19,396,578 common units issued to Just Baked Kiosk, LLC and 1,939,623 common units issued to Ausdal Financial Partners, Inc. as placement agent fee consideration. The arrangement included investor protections granted by the Company to the SPV investors, including a contingent 2.25x preferential return upon specified liquidity events and down-round protection provisions.

Subsequent to December 31, 2025, the Company repaid in full the remaining $500,000 principal outstanding under the $1,000,000 loan arrangement, including amounts owing to Howard Draft, a managing member of the Company, and non affiliated entity, CPH Capital Fund I, L.P., together with the agreed contractual settlement bonus of $100,000, for aggregate settlement payments of $600,000.

Regulation Crowdfunding and Planned Regulation A Offerings

On February 24, 2026, the Company commenced a Regulation Crowdfunding ("Reg CF") offering through DealMaker Securities LLC, as intermediary. As of the date of this filing, the Company had received aggregate gross subscription proceeds of approximately $115,000 pursuant to the Reg CF offering. Under the terms of the Reg CF arrangement, gross proceeds are subject to an 8.5% intermediary cash fee, in addition to other offering-related costs, resulting in lower net proceeds to the Company. The Reg CF offering remains ongoing as of the date these financial statements were issued.

In addition, the Company has entered into arrangements with DealMaker in connection with a potential Regulation A offering, including a contractual 4.5% cash compensation fee on offering proceeds (subject to tiered reductions at higher raise levels), together with related offering and platform fees; however, the Regulation A offering has not commenced, no proceeds have been received thereunder, and the related audited financial statements and offering materials are currently in process.

Loans and notes at maturity

On April 19, 2026, certain loans and convertible notes (Ref: Note 8) aggregating approximately $79.9 million reached contractual maturity. Management is in discussions with lenders regarding extensions, amendments or other refinancing arrangements. As of the date these financial statements were available to be issued, no event of default has been declared and discussions remain ongoing.

Other than as set out above, there have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

15. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, a Regulation A offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

ART CROWDFUNDING VEHICLE, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED JANUARY 16, 2026 (INCEPTION)

(UNAUDITED)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
ART CROWDFUNDING VEHICLE, LLC
Sarasota, Florida

We have reviewed the accompanying financial statements of ART CROWDFUNDING VEHICLE, LLC (the "Company"), which comprise the balance sheet as of January 16, 2026, and the related statement of operations, statement of members' equity/(deficit), and cash flows for the one day ended January 16, 2026 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 21, 2026
Calabasas, California

ART CROWDFUNDING VEHICLE, LLC
BALANCE SHEET
(UNAUDITED)

As of	Inception January 16, 2026
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	
Total Liabilities	-
MEMBERS' EQUITY/(DEFICIT)	
Members' Equity/(Deficit)	-
Total Members' Equity/(Deficit)	-
Total Liabilities and Members' Equity/(Deficit)	$ -

See accompanying notes to financial statements.

ART CROWDFUNDING VEHICLE, LLC
STATEMENT OF OPERATIONS
(UNAUDITED)

(USD $ in Dollars)	For the one day ended January 16, 2026
Revenue	$ -
Cost of Revenue	-
Gross Profit/(Loss)	-
General and Administrative	
Total Operating Expenses	$ -
Operating Income/(Loss)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/ (Benefit) for Income Taxes	-
Net Income/(Loss)	$ -

See accompanying notes to financial statements.

ART CROWDFUNDING VEHICLE, LLC
STATEMENT OF CHANGES IN MEMBERS'
EQUITY/(DEFICIT)
(UNAUDITED)

(USD $ in Dollars)	Member's Equity/Deficit
Inception Date – January 16, 2026	$ -
Net Income/(Loss)	-
Balance – January 16, 2026	$ -

See accompanying notes to financial statements.

ART CROWDFUNDING VEHICLE, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

(USD $ in Dollars)	For the one day ended January 16, 2026
Cash Flow from Operating Activities	
Net Income/(Loss)	$ -
Net Cash Provided by/Used in Operating Activities	-
Cash Flow from Investing Activities	
Net Cash Provided by/Used in Investing Activities	-
Cash Flow from Financing Activities	
Net Cash Provided by/Used in Financing Activities	-
Change in Cash	-
Cash – Beginning of Day	-
Cash – End of Day	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for Interest	-
Cash Paid for Income Taxes	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

ART CROWDFUNDING VEHICLE, LLC was formed on January 16, 2026, in the state of Delaware. The financial statements of ART CROWDFUNDING VEHICLE, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tucson, Arizona.

ART CROWDFUNDING VEHICLE, LLC is a Delaware-based special purpose vehicle (SPV) formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The company's sole purpose is to acquire, hold, and dispose of securities issued by Automatic Retail Technologies LLC., with a one-to-one relationship between the securities it holds and the membership interests issued to investors. The SPV is managed by Automatic Retail Technologies LLC and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of January 16, 2026, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 10, 2026, which is the date the financial statements were issued.

3. EQUITY

No membership units have been issued and were outstanding as of January 16, 2026.

Voting Rights

Members do not have direct control over the operations of the SPV. The SPV is managed by Automatic Retail Technologies LLC, which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the SPV, require the approval of members holding a specified majority interest.

Distribution Rights

The SPV is structured as a pass-through entity. It does not generate independent revenues but receives distributions from Automatic Retail Technologies LLC and allocates such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared by Automatic Retail Technologies LLC and may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to Automatic Retail Technologies LLC, accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the SPV, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

4.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of January 16, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5.   RELATED PARTY TRANSACTIONS

There are no related party transactions as of January 16, 2026.

6.   SUBSEQUENT EVENTS

There were no other events that required an adjustment or disclosure to these financial statements.

7.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

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- **800+** units deployed, including 8X+ growth since 2022
- **1,400** additional units ready for deployment or in production
- **$70M+** in capital raised over 4+ years
- Partnered with three of the largest foodservice providers (**Compass, Sodexo, Aramark)** and largest food



manufacturers



- Over **340,000** target locations for expansion

Invest as we work to scale from first-mover to go-to provider.

Invest Now

$1	$1,000
Share Price	Min. Investment

SEC Filings   Offering Circular   Investor Education









OPPORTUNITY

Customers Want Hot Meals 24/7, But The Options Fall Short

Whether it's an overnight hospital nurse, a student cramming at the library, or a traveler with a delayed flight, demand for hot meals never sleeps. But when they want food on the spot, apps like DoorDash double costs and take 30+ minutes, letting food go cold. With **94%**[1] of consumers saying speed's critical, and the kiosk market growing to **$61B**[2], tech that instantly serves customers' favorite meals 24/7 is the future.


just baked


just baked
SMART BISTRO.
White Castle
Sliders
touch to order
HOT SLIDERS
AVAILABLE 24/7
just baked
HOT SLIDERS
AVAILABLE 24/7


RUSTLERS
NO TIME TO WASTE
IT'S ALL IN THE TASTE
NO TIME TO WASTE
IT'S ALL IN THE TASTE


AMERICA'S Favorite CHOCOLATE CHIP BRAND
HOT
and
DELICIOUS
and
NOW
Nestlé
TOLL HOUSE


AMERICAN EXPRESS
THE CENTURION LOUNGE
just baked
HAVE A SNACK


just baked
TAP, HEAT, EAT!
24/7
HOT
FOOD
SERVED
FAST AND
READY
TO EAT!
LATE AT NIGHT
AND OUT OF OPTIONS?
WE'RE OPEN!
TAP SCREEN
ADD ITEMS TO CART
SUBMIT PAYMENT
NO TIPS
NO FEES
NO WAIT
HOT
SNACKS!
FOR THE
LATE NIGHT


just baked
TAP, HEAT, EAT!
TODAY'S MENU
COME & GET IT
HOT FOOD! SERVED FAST
& READY TO EAT!
TAP SCREEN
ADD ITEMS TO CART
SUBMIT PAYMENT
NO TIPS
NO FEES
NO WAIT
HOT
FOOD
SERVED FAST &
READY TO EAT!



01:35



Just Baked™:

Hot, On-Demand Meals From The Brands People Already Love

Our fully automated, robotic Just Baked™ kiosk offers a rotating menu of hot, on-demand meals in under 2 minutes. From **White Castle sliders** to **fresh-baked Nestlé cookies**, customers can order, pay for, and instantly enjoy the foods they know and love practically anywhere. And brands can offer their customers' favorites 24/7 without having to worry about staffing, kitchens, or overhead.

TRACTION

Already Live At **800+ Locations. Trusted** By Sodexo, Compass, And Aramark.

Global leaders in food are using Just Baked™ kiosks to take their businesses to entirely new places, driving real results for our bottom line.

800+
Active kiosks, with **400 more delivered** and queued for installation.

122%
Year-over-year revenue growth

Top 3
Partnered with **Sodexo, Compass Group,** and **Aramark**

Partnered With

2026















Brands like **Nestlé, White Castle, Wow Bao, Hot Pockets,** and the U.K.'s **Kepak Foods**

Nominated by **Nestlé** for the **2026 IFMA Gold & Silver Plate Awards**.

Installed At

SPACEX | JOHN DEERE | Ford | The University of Michigan 1817 | CAESARS ENTERTAINMENT | PENN ENTERTAINMENT

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MARKET POTENTIAL

Market Size

A $61B Market With 340,000+[3] Potential Locations In The U.S.

The market for kiosks is currently worth $29B, set to more than **double by 2033**[4]. By putting a Just Baked™ kiosk on site, places like hotels, airports, and hospitals can offer visitors 24/7 food service. But that's only scratching the surface of our potential footprint. Already partnered with the three largest global foodservice providers, there's a readymade network of 100,000+ locations waiting.

Kiosk White Space With Existing Foodservice is ENORMOUS!

	Revenue	Employees	Total Venues
Sodexo	$25.7B	423,00	27,000+
COMPASS GROUP	$42.0B	580,000	55,000+



Very High
High
Medium
Distributed Nationwide



aramark	$17.4B	266,000	90,000[1]

HOW IT WORKS

We Let Brands Expand Anywhere

Some kiosks are branded to offer operator-specific menus. Others are Just Baked™ branded, offering products from brands like White Castle, Toll-House Cookies, Hot Pockets, and almost any food products imaginable. Able to be placed in any indoor location, each unit offers a selection of hot, ready-to-eat items in seconds. Here's how it works:



Frozen Meals Delivered

Distributor partners like Vistar and Sysco deliver frozen meals in our proprietary packaging

Scan-and-Load in Minutes

QR-coded trays are easily loaded into the kiosk in under 5 minutes, no prep required

Fully Automated Ordering & Cooking

Kiosks take orders, auto-scan inventory, heat items, and handle payments



EXPANSION

Over 150 New Locations Are Currently In Queue

This opportunity comes at a pivotal inflection point. We have ~400 robotic kiosks ready to deploy immediately and thousands more coming from our manufacturing partner. There are 340,000+ potential locations for our tech, including 150,000+ in the U.S. in our foodservice partner network alone. As more restaurant operators see the doors we open for industry leaders like White Castle, our branded opportunities will only grow.



just baked SMART BISTRO.
touch to order
White Castle
HOT SLIDERS AVAILABLE 24/7
ASIAN STREET FOOD
• COOKED TO ORDER •
just baked
TAP. HEAT. EAT!
TODAY'S MENU
WOW BAO
• Asian Street Food •
Nestlé TOLL HOUSE

Case Studies



just baked
TAP, HEAT, EAT!
TAP SCREEN
ADD ITEMS TO CART
SUBMIT PAYMENT
HOT FOOD
SERVED FAST & READY TO EAT!

aramark

How Aramark Boosts Profits and Satisfaction with ART



just baked
TAP, HEAT, EAT!
TODAY'S MENU

White Castle

How White Castle Serves New Markets and Hours with ART





*One of the ongoing challenges is how to provide 24/7 access to hot food... Just Baked [is] an innovative solution delivering a fresh, hot snack or meal anytime of day or night. **

Jane Cook
aramark





just baked
SMART BISTRO
touch to order
WOW
BAO

BUSINESS MODEL

A Win-Win That's Capital Efficient, Repeatable, And Scalable

The Just Baked robotic kiosk unlocks recurring revenues and iconic brands can enter untapped markets for .001% of a brick-and-mortar's cost. As our model scales, we become more deeply embedded with partners, improve margins through volume, and gain visibility that fuels further growth.

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LIMITED-TIME PERKS

Exclusive Investor Perks

INVEST WITHIN THE FIRST MONTH TO UNLOCK UP TO 15% BONUS SHARES

31 Days | **12** Hrs | **05** Mins | **29** Secs

Invest $2,500+

Receive **8%** Bonus Shares

Invest Now

Invest $5,000+

Receive **10%** Bonus Shares

Invest Now

Invest
$10,000+

Receive
12%
Bonus Shares

Invest Now

Invest
$25,000+

Receive
15%
Bonus Shares

Invest Now

Receive 50% of the investment amount (minimum $5K investment) as a rebate when you purchase a kiosk. Limit $6K max rebate per purchased kiosk.

TEAM

Multiple Exits, Years Of Kiosk Expertise With RedBox

Our leadership team combines years of cross-industry and D2C automated kiosk expertise. Our proven ability to grow companies to acquisition* and history of first-mover success uniquely set ART up to seize this opportunity.



David Chessler
Founder

READ MORE ⌄

- A hands-on entrepreneur with a long history of investing in



Gary Cohen
Executive Chairman

READ MORE ⌄

- An experienced operator known for growing consumer-facing



Ryan Boland
President

READ MORE ⌄

- Assumed the role of President of ART in 2025, after joining the opportunities and building the systems to scale them.

- Leads Chessler Holdings, a Sarasota-based family office, and has been investing in and running companies for more than two decades.

- Founded ParView in 1994, creating the first GPS golf technology company offering GPS yardages to the pin, food and beverage ordering, scoring with a real time leaderboard, and remote monitoring and GPS-based asset tracking, which was acquired in 2002.

businesses at national scale.

- Served as President and CEO of EZLinks, a major golf software platform acquired by NBC Sports' GolfNow in 2019.

- Former Chief Revenue Officer at Redbox, where he oversaw marketing, project management, and innovation and helped grow revenue from roughly $200M to $2B in just five years.

company in 2023 as Vice President of Supply Chain.

- Previously served as Senior Operations Manager at Redbox, where he led large-scale automated retail operations across kiosk deployment, logistics, supply chain, and overseeing large national program initiatives.

Frequently Asked Questions

1. Why invest in startups? ‹

2. How much can I invest? ‹

3. How do I calculate my net worth? ‹

4. What are the tax implications of an equity crowdfunding investment? ‹

5. Who can invest in a Regulation CF Offering? ‹

6. What do I need to know about early-stage investing? Are these investments risky? ‹

7. When will I get my investment back? ‹

8. Can I sell my shares? ‹

9. Exceptions to limitations on selling shares during the one-year lockup period: ‹

10. What happens if a company does not reach their funding target? ‹

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12. What if I change my mind about investing? ‹

13. How do I keep up with how the company is doing? ‹

14. What relationship does the company have with DealMaker Securities? ‹



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1. https://restaurant.org/research-and-media/media/press-releases/from-trend-to-transformation-off-premises-dining-now-essential-for-restaurant-consumers,-operators/

2. https://straitsresearch.com/report/kiosk-market

3. **112,383 Hotels & Motels**
https://www.ibisworld.com/united-states/number-of-businesses/hotels-motels/1661/

58,000 car dealerships
https://www.coxautoinc.com/wp-content/uploads/2018/02/VitalImportanceofUsedCars_InfographicUpdated021218.pdf

172,000+ total venues from Sodexo, Compass, Aramark (which don't service hotels/motels and car dealerships)



4. https://straitsresearch.com/report/kiosk-market

*: The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

No compensation was provided for these testimonials unless explicitly stated.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.


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EXHIBIT C

Subscription Agreement with Crowdfunding Vehicle and Issuer

AUTOMATED RETAIL TECHNOLOGIES LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

AUTOMATED RETAIL TECHNOLOGIES LLC
1999 MAIN STREET
SARASOTA, FL 34236

Ladies and Gentlemen:

Background. The undersigned understands that Automated Retail Technologies LLC, a Wyoming limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Intermediary's (as defined below) website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). DealMaker Securities LLC (the "**Intermediary**") is registered with the Securities and Exchange Commission (the "**SEC**"), and a member of the Financial Industry Regulatory Authority. Additionally, Investor will be required to pay an Investor Processing Fee of 2.5% of the Investor's subscription amount (the "**Investor Processing Fee**") to the Company at the time of the subscription to offset transaction costs. A portion of this fee is paid to the Intermediary. The Company will pay the Intermediary a commission equal to 8.5% of gross monies raised in the Offering, which amount will be offset by the Investor Processing Fee. Investor should carefully review the Form C and the accompanying Offering Statement, which are available on the Company's investor website page for the Offering at https://invest.automatedrt.com/ (the "**Deal Page**").

ART Crowdfunding Vehicle, LLC, a Delaware limited liability company (the "**Investor**") is interested in making an investment in the Company. In connection with the foregoing, the Investor has received the Form C pursuant to which the Company is offering up to 1,204,878[1] units of its Common Units (each a "**Unit**" and, collectively, the "**Units**") at a purchase price of $1.00 per Unit. The minimum amount or target amount to be raised in the Offering is $10,000. (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,235,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Intermediary.

---

[1] This number reflects the Investor Processing Fee factored into such calculation.

1.   Subscription. Subject to the terms of this Subscription Agreement (this "**Agreement**") and the Form C and related Offering Statement, the Investor hereby subscribes to purchase the number of Units as indicated through the Intermediary's platform, at the stated price of $1.00 per Unit and added to that the Investor Processing Fee, which shall equal the aggregate purchase price in the manner specified in the Form C and Offering Statement. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. The Investor may not subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Intermediary's website (the "**Offering Deadline**").

2.   Closing.

(a)   Closing. Subject to this Section 2(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Intermediary within five Business Days after the Offering Deadline (the "**Closing Date**").

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount;

(iii)   the representations and warranties of the Company contained in Section 6 hereof and of the Investor contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   Representations. The Investor makes the following representations and warranties with the express intention that they be relied upon by the Company as of the date hereof:

(a)   The Investor is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the Units issued by the Company in one or more offerings made in compliance with 17 C.F.R. §§ 227.100 through 227.504 (Regulation Crowdfunding). The Investor will remain in compliance with 17 C.F.R. § 270.3a–9 for so long as the Investor holds the Units.

(b)   Investor understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Units; and Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(c)   The Investor acknowledges and agreed to having reviewed the Deal Page, and has been informed of the Investor's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Agreement is accepted by the Company there is no cancellation right. The Investor acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company. The Investor acknowledges that it has been informed of the compensation that the Intermediary and affiliates receives in connection with the sale of securities in the Regulation Crowdfunding offering and the manner in which it is received.

(d)   The Investor acknowledges and agrees to having reviewed the Third Amended and Restated Limited Liability Company ("**Operating Agreement**"), attached hereto as Exhibit D, and further acknowledges and agrees that the Operating Agreement may be amended and/or restated from time to time. The Investor acknowledges and agrees that, effective immediately upon the Company's acceptance of this subscription, the Investor shall be deemed to have executed, adopted, and agreed to be bound by the terms and conditions of the Operating Agreement, as a member thereunder. The Investor's execution of this Agreement shall constitute the Investor's execution of the Operating Agreement, and the Investor shall be deemed to have signed the Operating Agreement without any further action or signature required by the Investor. The Investor hereby authorizes the Company to attach a copy of this executed signature page to the Operating Agreement as evidence of the Investor's execution and delivery thereof;

(e)   The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(f)   Including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(g)   Investor has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(h)   The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, the escrow agent or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Units. The Investor acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Investor's authority or suitability to invest in the Units.

(i)   The Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Investor has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(j)   The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(k)   The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the Investor.

(l)   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(m)   The Investor has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(n)   The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Units or (ii) made any representation to the Investor regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the Investor.

(o)   The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The Investor has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(p)   The Investor is acquiring the Units solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The Investor understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Investor to the Company or the Intermediary) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(q)   The Investor understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Units for an indefinite period of time.

(r)   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(s)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The Investor's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the Investor's jurisdiction.

(t)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the subscription amount.

(v)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this Agreement and the Units to be acquired hereunder by the Investor hereunder.

5.   Irrevocable Proxy and Power of Attorney. Investor hereby constitutes and appoints as the proxy of the Investor and hereby grants a power of attorney and right to the Chief Executive Officer of the Company to the maximum extent permitted by applicable law, with full power of substitution and resubstitution and power to act alone, as the undersigned's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect to the Units that now are or hereafter may be owned by the Investor, whether directly or indirectly, and any and all other units or securities of the Company issued or issuable in respect thereof on or after the date hereof (together, the "**Proxy Units**"). The proxy and power of attorney identified above is hereby authorized and empowered by the undersigned to act as Investor's proxy and attorney-in-fact to vote, and consent with respect to, the total number of Proxy Units in respect of the Investor at every annual and special meeting of the members of the Company, including any postponement, recess or adjournment thereof, or in any other circumstance, however called, and to execute consents,

approvals and waivers on any matter submitted to the undersigned or any other class of units of the Company for written consent or written resolution, or to vote at a meeting of members or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents under the Operating Agreement, applicable law or as otherwise authorized thereunder). Any and all prior proxies and power of attorney given by the Investor with respect to the Units or the Proxy Units are hereby revoked and Investor shall not hereafter purport to grant any other proxy or power of attorney with respect to any of the Proxy Units, deposit any of the Proxy Units into a voting trust or enter into any agreement (other than this Agreement and the Investment Agreements), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Proxy Units, in each case, with respect to any of the matters set forth herein. The foregoing proxy and power of attorney, and each of them, is coupled with an interest and shall be irrevocable unless and until termination of the Operating Agreement pursuant to its terms.

6. HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with its own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The Company represents and warrants as follows:

(a) Corporate Power. The Company has been duly formed as a limited liability company under the laws of the State of Wyoming and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the Investor pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Company's Articles of Organization and the Operating Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Organization and the Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company

(e)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or member approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(f)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia

(g)   Transfer Agent. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Agreement.

8.   Indemnification. The Investor agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Investor's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the Investor's breach of any of the Investor's representations and warranties contained herein.

9.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the Investor (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10.   Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable.

11.   Legend. The certificates, book entry or other form of notation representing the Units sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

12.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the Investor's address provided to the Intermediary or to the Company at the address set forth at the beginning of this Agreement, or such other place as the Investor or the Company from time to time designate in writing.

13.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

14.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16.   Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17.   Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

18.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22.   Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23.   Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

24.   Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this

Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Agreement to be false or incorrect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

Number of Units: _____

Aggregate Subscription Amount: _____

COMPANY:

AUTOMATED RETAIL TECHNOLOGIES LLC

By:_____
Name: Ryan Boland
Title: President

Read and Approved (For IRA Use Only):   **INVESTOR:**

ART CROWDFUNDING VEHICLE, LLC
By: Automated Retail Technologies LLC, its Manager

By:_____   By:_____
                                   Name: Ryan Boland
                                   Title: President

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT D

Subscription Agreement with Crowdfunding Vehicle and Investor

SUBSCRIPTION AGREEMENT

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*") AND REGULATION CROWDFUNDING THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Re: Purchase of Units in ART Crowdfunding Vehicle, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "*Subscriber*") understands that Automated Retail Technologies LLC, a Wyoming limited liability company (the "*Issuer*"), is conducting an offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*") and Regulation Crowdfunding promulgated thereunder. The offering is made to both accredited and non-accredited investors pursuant to the Form C jointly filed by the Crowdfunding Vehicle (as defined below) and the Issuer with the U.S. Securities and Exchange Commission ("*SEC*") and the offering memorandum included therein (the "*Form C*"), and is being made available on the Intermediary's (as defined below) website. DealMaker Securities LLC (the "*Intermediary*") is registered with the SEC and a member of the Financial Industry Regulatory Authority. The Subscriber should carefully review the Form C, which is available on the Issuer's investor website page for the Offering at https://invest.automatedrt.com/ (the "*Portal*").

The Subscriber understands that the Issuer is offering up to 1,204,878[1] units of its Common Units (each a "*Issuer Security*" and collectively, the "*Issuer Securities*") at a purchase price of $1.00 per Issuer Security. The minimum amount or target amount to be raised in the offering is $10,000. (the "*Target Offering Amount*") and the maximum amount to be raised in the offering is $1,235,000 (the "*Maximum Offering Amount*"). If the offering is oversubscribed beyond the Target Offering Amount, the Issuer will sell Issuer Securities on a basis to be determined by the Issuer's management. The Issuer is offering the Issuer Securities to prospective investors through the Intermediary. Additionally, the Crowdfunding Vehicle will be required to pay an Investor Processing Fee of 2.5% of the Crowdfunding Vehicle's subscription amount (the "*Investor Processing Fee*") to the Issuer at the time of the subscription to offset transaction costs. In connection therewith and the offering of the Units hereunder, the Subscriber understands that the Subscriber will be required to pay a fee of 2.5% of such Subscriber's subscription amount to the Crowdfunding Vehicle at the time of subscription, which such amount will be used to offset the Crowdfunding Vehicle's Investor Processing Fee. A portion of the Investor Processing Fee is paid to the Intermediary. The Issuer will pay the Intermediary a commission equal to 8.5% of gross monies raised in the offering, which amount will be offset by the Investor Processing Fee.

The Subscriber understands that ART Crowdfunding Vehicle, LLC, a Delaware limited liability company (the *"Crowdfunding Vehicle"*), is offering up to 1,204,878 Units (the "*Units*" and each a "*Unit*"). The Crowdfunding Vehicle was formed as a crowdfunding special purpose vehicle pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("*Rule 3a-9*"), by the Issuer to facilitate its offering under Regulation Crowdfunding. All of the proceeds received by the Crowdfunding

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[1] This number reflects the Investor Processing Fee factored into such calculation.

Vehicle in this offering will be used to purchase Issuer Securities, and the total number of Units issued in this offering will correspond on a one-to-one basis to the Issuer Securities acquired by the Crowdfunding Vehicle. The Crowdfunding Vehicle is offering the Units to prospective investors through the Intermediary via the Portal.

The Subscriber understands and acknowledges that the Subscriber's purchase of Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Units may be lost.

The Subscriber acknowledges that he, she or it has carefully reviewed the Crowdfunding Vehicle's Operating Agreement (the "Crowdfunding Vehicle Operating Agreement"), the Issuer Constituent Documents (as defined in the Crowdfunding Vehicle Operating Agreement), and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Crowdfunding Vehicle and the Issuer as follows:

1.   Subscription.

(a)   On the date hereof, subject to the terms of this Subscription Agreement, the Crowdfunding Vehicle Operating Agreement, and the Form C, the Subscriber agrees to purchase from the Crowdfunding Vehicle and, upon acceptance by the Crowdfunding Vehicle of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Crowdfunding Vehicle agrees to issue and sell to the Subscriber the number of Units listed on the signature page to this Subscription Agreement at a per Unit price of $1.00.

(b)   Upon acceptance of this Subscription Agreement by the Issuer, in its capacity as manager of the Crowdfunding Vehicle (the "*Manager*"), the Subscriber shall purchase the Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement to the escrow account associated with the Form C and the offering, and the Crowdfunding Vehicle shall purchase from the Issuer, and the Issuer shall issue and sell to the Crowdfunding Vehicle, the corresponding number of Issuer Securities as the number of Units purchased by the Subscriber hereunder, subject to any bonuses, incentives or perks set forth in Form C.

2.   Acceptance and Rejection of Subscriptions.

(a)   The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for the Units, in whole or in part, and for any reason or no reason. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Manager shall cause Subscriber's subscription funds for the rejected portion of the subscription to be returned to Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

(b)   Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber shall become a member of the Crowdfunding Vehicle, and by executing this Subscription Agreement, the Subscriber agrees to adhere to and be bound by, the terms and conditions of the Crowdfunding Vehicle Operating Agreement (and grants to the Manager the power of attorney described therein to execute the Crowdfunding Vehicle Operating Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3. <u>Subscriber Representations and Warranties</u>. The Subscriber represents, warrants, and agrees to and with the Crowdfunding Vehicle and the Issuer as follows:

(a) By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision. Further,

i. Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

ii. Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

iii. Subscriber acknowledges that Subscriber has been informed of the compensation that the Intermediary and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(b) The Subscriber is purchasing the Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless the Units have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available and otherwise in accordance with Article 6 of the Crowdfunding Vehicle Operating Agreement.

(c) The Subscriber has received and reviewed a copy of the Form C, the Crowdfunding Vehicle Operating Agreement, and the Issuer Constituent Documents, and had an opportunity to ask questions of and receive answers about the Crowdfunding Vehicle and the Issuer concerning the investment in the Units. The Subscriber understands and agrees that the Crowdfunding Vehicle and Issuer are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in the Units issued by the Crowdfunding Vehicle, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or, have been presented at all. The Subscriber acknowledges that he, she or it has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Crowdfunding Vehicle, the Issuer, the Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d) The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required disclosure information to the Portal to evidence these representations.

(e)   The Subscriber understands that neither the Units to be issued pursuant to this Subscription Agreement nor the offering thereof have been passed on as to fairness, approved, disapproved, recommended, or endorsed by any federal or state agency or any other entity or person, and no federal or state agency has confirmed the accuracy, truthfulness, or completeness of the information set forth in the Form C or any disclosure made in connection with the offering of the Units. Any representation to the contrary is unlawful. The issuance of the Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Crowdfunding Vehicle's and the Issuer's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(f)   The Subscriber understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, on the Portal and in this Subscription Agreement. In making an investment decision to invest in the Units, the Subscriber has relied solely upon the information set forth in the Form C, any other relevant information on the Portal, and independent investigations made by the Subscriber.

(g)   The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Crowdfunding Vehicle.

(h)   The Subscriber has had an opportunity to review the Crowdfunding Vehicle Operating Agreement with the Subscriber's legal, tax, and financial advisors or has elected not to do so. The Subscriber understands that, upon acceptance of this Subscription Agreement by the Manager, the Subscriber will be bound by the terms and conditions of the Crowdfunding Vehicle Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Crowdfunding Vehicle Operating Agreement and the Issuer Constituent Documents. The Subscriber acknowledges that the relative rights of the Units are set forth in the Crowdfunding Vehicle Operating Agreement and the Units are subject to restrictions as contained in the Crowdfunding Vehicle Operating Agreement.

(i)   The Subscriber confirms that it is not relying and will not rely on any communication of the Crowdfunding Vehicle, the Issuer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. The Subscriber understands that information and explanations related to the offering of Units provided by the Crowdfunding Vehicle, the Issuer, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Crowdfunding Vehicle, the Issuer, the Portal, the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement), nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The Subscriber acknowledges that none of the Crowdfunding Vehicle, the Issuer, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Subscriber's authority or suitability to purchase the Units.

(j)   The Subscriber understands and agrees that neither the Portal nor any of its affiliates, nor any of their respective officers, directors, shareholders, partners, managers, members, employees, agents, or representatives shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Crowdfunding Vehicle or the Issuer, whether in Form C, through the Portal, distributed by or through the Issuer or the Crowdfunding Vehicle, or otherwise. The Subscriber understands that neither the Manager, the Portal, nor the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement) is an adviser to Subscriber, and that Subscriber is not an advisory or other client of the Portal or any affiliate thereof. The Subscriber is not relying on the Manager, the Portal or the Administrator or any affiliate thereof with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Subscriber's own advisers.

(k)   The Subscriber has had an opportunity to ask questions of the Issuer in its capacity as the Manager, as well as in its individual capacity, regarding the business plan of the Crowdfunding Vehicle and the Issuer. The Subscriber understands that the Crowdfunding Vehicle will use all of the proceeds of this offering to invest in the Issuer Securities.   Therefore, Subscriber's interest in Issuer is indirect and, in all cases, subject to the terms and limitations of the Crowdfunding Vehicle Operating Agreement, and subject to special risks inherent in the structure of the Crowdfunding Vehicle as a crowdfunding vehicle organized in accordance with Rule 3a-9, certain of which are identified in the Form C.

(l)   The Subscriber understands that the Issuer's business plan is subject to change depending on a variety of circumstances, and the Issuer may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Issuer sells additional Issuer Securities or other equity securities outside of the offering, the Crowdfunding Vehicle's interest in Issuer may then be diluted on a pro rata basis with other holders of Issuer Securities, and, consequentially, the Subscribers' indirect interest percent in Issuer would be subsequently reduced. There can be no assurance that Issuer will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Issuer.

(m)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Issuer, resulting in a partial or total loss of the Subscriber's investment in the Crowdfunding Vehicle. The Subscriber confirms that no representations or warranties about the Issuer's success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Crowdfunding Vehicle.

(n)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscribers' obligations under this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement and to subscribe for and purchase or otherwise acquire the Units. Upon acceptance of this Subscription Agreement by the Crowdfunding Vehicle, this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms.

(o)   The Subscriber understands that the Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Crowdfunding Vehicle has no obligation or intention to take any action to permit subsequent sales of the Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Units, or any interest therein, except in compliance with Regulation Crowdfunding and the Crowdfunding Vehicle Operating Agreement.

(p)   The Subscriber confirms that all information and documentation provided to the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator, including all information regarding the Subscriber's identity, taxpayer identification number, the source of the funds to be invested in the Series, and the Subscriber's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct, and complete. Should any such information change or no longer be accurate, the Subscriber agrees and covenants that he, she, or it will promptly notify the Portal of such changes through Portal. The Subscriber agrees and covenants that the Subscriber will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(q)   The Subscriber has truthfully completed the (i) Substitute Form W-9 found in Exhibit A-1 if the Subscriber is a U.S. person or (ii) Substitute Form W-8BEN found in Exhibit A-2 if the Subscriber is a non-U.S. person. The Subscriber agrees to provide such other documentation as the Manager determines may be necessary for the Crowdfunding Vehicle to fulfill any tax reporting or withholding requirements.

(r)   If the Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

4.   Irrevocable Proxy and Power of Attorney.

(a)   Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber hereby irrevocably constitutes and appoints the Manager, and any person(s) designated by the Manager, with full power of substitution and resubstitution, as the Subscriber's proxy and attorney-in-fact (coupled with an interest) to the maximum extent permitted by applicable law, with full power of substitution and resubstitution and power to act alone to vote and exercise any and all voting rights with respect to the Units that now are or hereafter may be owned by the Subscriber, whether directly or indirectly, and any and all other shares or securities of the Crowdfunding Vehicle issued or issuable in respect thereof on or after the date hereof, solely in the Subscriber's capacity as a member of the Crowdfunding Vehicle and solely with respect to the Units of the Crowdfunding Vehicle owned by the Subscriber and any securities issued or issuable in respect thereof (the "*Crowdfunding Vehicle Proxy Units*"), including without limitation the power to execute, deliver and file any documents and instruments contemplated by the Crowdfunding Vehicle Operating Agreement and to take any action permitted to be taken by members thereunder.

(b)   The Subscriber acknowledges that the Crowdfunding Vehicle will use the proceeds of this offering to acquire the Issuer Securities and that the Issuer Securities will be held of record by the Crowdfunding Vehicle (or its nominee). The Subscriber further acknowledges, consents to, approves and authorizes (i) the Crowdfunding Vehicle, acting through the Manager and/or its authorized representative(s), to grant an irrevocable proxy and/or enter into a voting agreement with respect to the Issuer Securities held by the Crowdfunding Vehicle in favor of the Issuer's Chief Executive Officer (or such other person(s) as may be specified in the Issuer's governing documents, including the Issuer's operating agreement, as amended and/or restated from time to time), and (ii) the Issuer's Chief Executive Officer (and any successor thereto) to exercise all voting and consent rights associated with the Issuer Securities held by the Crowdfunding Vehicle, in each case to the fullest extent permitted under the Issuer's limited liability company agreement and applicable law. The Subscriber agrees that this acknowledgement and approval is a material inducement to the Issuer and the Crowdfunding Vehicle in connection with the offering and the acquisition of the Issuer Securities.

(c)   Each proxy and power of attorney granted pursuant hereto is coupled with an interest, shall be irrevocable to the fullest extent permitted by law, and shall remain in effect until the earlier of (i) the termination of the Crowdfunding Vehicle in accordance with the Crowdfunding Vehicle Operating Agreement or (ii) the Subscriber no longer holds any Units in the Crowdfunding Vehicle; provided that nothing herein shall be construed as a waiver of the Issuer's compliance with the federal securities laws and the rules and regulations thereunder. The Subscriber agrees that it will not grant any proxy or enter into any arrangement inconsistent with this Section 4 with respect to the Crowdfunding Vehicle Proxy Units.

5.   Reliance on Subscriber Representations and Warranties; Indemnification. The Subscriber acknowledges that the Crowdfunding Vehicle, the Issuer, the Manager, and their respective managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Units for sale to the Subscriber without having first registered the issuance of the Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the Crowdfunding Vehicle, Issuer, and each of their managers, members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Section 4 shall survive the acceptance of this Subscription Agreement and the sale of the Units.

6.   ERISA Matters.

(a)   The Subscriber understands that the value of all investments in the Crowdfunding Vehicle made through a Plan must be less than 25% of the value of the Crowdfunding Vehicle's assets. A "*Plan*" includes (i) an "employee benefit plan" as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("*ERISA*"), (ii) a "plan" with respect to which section 4975 of the Internal Revenue Code of 1986, as amended (the "*Code*") applies (including individual retirement accounts ("*IRAs*"), or (iii) other entities or accounts whose assets are deemed to include assets of an employee benefit plan. If the Subscriber is investing in the Crowdfunding Vehicle through a Plan Investor and an individual or entity (the "*Fiduciary*") has entered into this Subscription Agreement on behalf of the Plan, the Fiduciary makes the following representations, warranties, and covenants:

i.   The Fiduciary is a fiduciary of the Plan Investor who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Crowdfunding Vehicle is consistent with the Fiduciary's responsibilities under ERISA or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Subscriber, and the Fiduciary agrees that, except for the representations, covenants and agreements contained in this Section 5 all representations, covenants and agreements contained in this Agreement are made on behalf of the Subscriber who is investing through the Plan.

ii.   The execution and delivery of this Agreement, and the investment contemplated hereby (i) has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust, and (ii) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments. The Fiduciary acknowledges that the assets of the Crowdfunding Vehicle will be invested in accordance with the information set forth in the Form C.

iii.   The Plan's purchase and holding of Units will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Code, or any other applicable law. None of the Portal, the Manager, the Administrator, nor any of their officers, directors, shareholders, partners, managers, members, affiliates, employees, agents, or representatives: (i) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase Units, (ii) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (iii) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

iv.   The Fiduciary understands and agrees (i) to the fee arrangements described in the Crowdfunding Vehicle Information and (ii) that, to prevent the assets of the Crowdfunding Vehicle from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Subscriber may be prohibited from purchasing or acquiring Units or may be required to redeem its Units or a portion thereof.

7.   <u>Anti-Money Laundering</u>.

(a)   The Subscriber represents and warrants to the Crowdfunding Vehicle and the Issuer that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. federal or state laws or any applicable law of other countries. The Subscriber acknowledges that the Crowdfunding Vehicle prohibits the investment of funds by any persons that are (i) on the list of Specially Designated Nationals and Blocked Persons and Persons, foreign countries and territories that are the subject of U.S. sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (the "*OFAC Sanctions List*"), (ii) acting, directly or indirectly, in contravention of any applicable law or on behalf of persons on the OFAC Sanctions List, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Crowdfunding Vehicle, after being specifically notified by the Subscriber in writing that it is such a person, conducts further due diligence and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "*prohibited persons*"). The Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a prohibited person.

(b)   To the extent the Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Subscriber reasonably believes that no such beneficial owners are prohibited persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Crowdfunding Vehicle, and (iv) it will make available such information and any additional information requested by the Crowdfunding Vehicle and the Administrator that is required under applicable law.

(c)   The Subscriber acknowledges and agrees that the Crowdfunding Vehicle, the Issuer, the Portal, and the Administrator, in complying with anti-money laundering laws, may file voluntarily or as required by applicable law suspicious activity reports or any other information with any governmental authority that identify transactions and activities that the Crowdfunding Vehicle or the Administrator or their agents reasonably determine to be suspicious, or is otherwise required by applicable law. The Subscriber acknowledges that the Crowdfunding Vehicle, and the Administrator are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any suspicious activity reports.

(d)   The Subscriber agrees that, upon the request of the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator, it will provide such information as the Issuer, the

Crowdfunding Vehicle, the Manager, or the Administrator requires to satisfy applicable anti-money laundering laws, including background documentation about the Subscriber.

8.   Miscellaneous.

(a)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby.

(b)   This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, or other electronic means, each of which will constitute the legal delivery hereof.

(c)   This Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws principles.

(d)   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

(e)   The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber in this Subscription Agreement will be relied upon by the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator in determining the Crowdfunding Vehicle's and the Issuer's compliance with federal and state securities laws, and shall survive the Subscriber's admission as a Member of the Crowdfunding Vehicle.

(f)   The Portal, the Administrator, and each of their respective affiliates are each hereby authorized and instructed to accept and execute any instructions in respect of the Units given by the Subscriber in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

(g)   The Subscriber consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the Crowdfunding Vehicle electronically via email, the Internet, through the Portal or another electronic reporting medium in lieu of paper copies. The Subscriber agrees that it will confirm this consent electronically at a future date in a manner set forth by the Crowdfunding Vehicle at such time and as required by the electronic receipt consent rules set forth by the IRS. The Subscriber may request a paper copy of the Subscriber's Schedule K-1 by contacting the Manager at ryan.boland@automatedrt.com or such other email address as specified on Portal. Requesting a paper copy will not constitute a withdrawal of the Subscriber's consent to receive reports or other communications, including Schedule K-1, electronically. The Subscriber may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to ryan.boland@automatedrt.com or such other email address as specified on Portal. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the Crowdfunding Vehicle will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect.

(h)   This Subscription Agreement shall be binding upon the Subscriber and the legal representatives, successors and assigns of the Subscriber, shall survive the admission of the Subscriber as a member of the Crowdfunding Vehicle, and shall, if the Subscriber consists of more than one person, be the joint and several obligations of all such persons.

(i)   This Subscription Agreement may only be amended, modified, or supplemented by an agreement in writing signed by the Subscriber, the Crowdfunding Vehicle, and the Issuer. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged, or terminated except with the written consent of the Subscriber and the Crowdfunding Vehicle on behalf of the Crowdfunding Vehicle.

(j)   This Subscription Agreement is not transferable or assignable by the Subscriber without the prior written consent of the Crowdfunding Vehicle, and any transfer or assignment in violation of this provision shall be null and void *ab initio*.

(k)   The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Manager or the Administrator.


OMNIBUS SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT
AND
CROWDFUNDING VEHICLE OPERATING AGREEMENT
OF
ART CROWDFUNDING VEHICLE, LLC


IN WITNESS WHEREOF, the undersigned Subscriber hereby submits this Omnibus Signature Page, which constitutes the signature page for (a) this Subscription Agreement, and (b) the Crowdfunding Vehicle Limited Liability Company Agreement dated January 16, 2026 (the "***Crowdfunding Vehicle Operating Agreement***"). The undersigned agrees to be bound by the terms of the Subscription Agreement and the Crowdfunding Vehicle Operating Agreement. This Subscription Agreement for the purchase of Units as of this _____ day of _____, 20___.

_____
Name of Subscriber (Print or Type)

_____
Signature

Number of Units

_____
Aggregate Purchase Price
$_____
Address

_____
_____
_____
Phone Number: _____
Email Address: _____

AGREED TO AND ACCEPTED this _____ day of _____, 20___.

ART Crowdfunding Vehicle, LLC
By: Automated Retail Technologies LLC, its Manager

By: _____
Name: Ryan Boland
Title: President

Automated Retail Technologies LLC

By: _____
Name: Ryan Boland
Title: President

<u>Exhibit A-I – Substitute Form W-9</u>
FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Units must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number ("***TIN***"). An individual's social security number is their TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1)   The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

<u>Exhibit A-II – Substitute Form W-8BEN</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number or a foreign tax identification number ("**TIN**"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income; and

(3) I am a not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

EXHIBIT E
Issuer's LLC Agreement

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

among

AUTOMATED RETAIL TECHNOLOGIES LLC

and

THE MEMBERS NAMED HEREIN

dated as of

April 6, 2023

TABLE OF CONTENTS

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Third Amended and Restated Limited Liability Company Agreement of Automated Retail Technologies LLC, a Wyoming limited liability company (the "***Company***"), is entered into as of April 6, 2023 (the ***"Effective Date"***) by and among the Company, the Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing a Joinder Agreement.

BACKGROUND:

I. The Company was organized on 19 February 2020 as a Wyoming limited liability company by filing articles of organization (the "***Articles***") with the Office of the Secretary of State of the State of Wyoming pursuant to the provisions of Title 17 of the Wyoming Code, Chapter 29 the Wyoming Limited Liability Company Act (as it may be amended from time to time, the "***Wyoming Act***").

II. Prior to the Effective Date, the Company was governed by: that certain Limited Liability Company Agreement of Automated Retail Technologies LLC on 29 February 2020, as amended by the First Amendment and the Second Amendment (the "***Original Agreement***"); and that certain Second Amended and Restated Limited Liability Company Agreement of Automated Retail Technologies LLC dated 5 January 2022, which the Company entered into concurrently with the Secured Convertible Note Purchase Agreement (defined below) by and between the Company and the Holdings Member (defined below) pursuant to which it acquired its Units in the Company and the right to acquire additional Units on the terms and conditions fully set forth therein.

III As of the Effective Date, the Company is acquiring substantially all of the assets of Jukka, Inc., a Delaware corporation ("***Jukka***"), pursuant to an asset purchase agreement dated as of the Effective Date (the "***APA***"), and as part of the consideration in such transaction, the Company is issuing Units to Jukka. Accordingly, Jukka is being admitted as a member of the Company.

IV. The parties hereto desire to amend and restate the Original Agreement, in its entirety as set forth herein for the purposes of, and on the terms and conditions set forth in, this Agreement.

TERMS AND CONDITIONS:

For the reasons stated in the Background above and in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"*Acceptance Notice*" has the meaning set forth in Section 9.01(d).

"*Adjusted Capital Account Deficit*" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

>   **(a)**   crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

>   **(b)**   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"*Adjusted Taxable Income*" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); provided, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"*Affiliate*" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"*Agreement*" means this Third Amended and Restated Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"*Applicable Law*" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any

Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"***Applicable Offered Common Units***" has the meaning set forth in Section 10.03(a)(ii).

"***Applicable Offered Units***" has the meaning set forth in Section 10.03(a)(ii).

"***Applicable Pro Rata Portion***" means:

> **(a)** for purposes of Section 9.01, a Member's Common Pro Rata Portion of any New Securities proposed to be issued or sold by the Company; and

> **(b)** for purposes of Section 10.03, a Member's Common Pro Rata Portion of any Offered Common Units proposed to be Transferred by an Offering Member.

"***Applicable ROFR Rightholders***" has the meaning set forth in Section 10.03(a)(ii).

"***Articles***" has the meaning set forth in the Background.

"***Bankruptcy***" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of one hundred eighty (180) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"***BBA***" means the Bipartisan Budget Act of 2015.

"***Board***" has the meaning set forth in Section 8.01.

"***Book Depreciation***" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"***Book Value***" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(c) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(d) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(e) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Board, as of the following times:

> **(i)** the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

> **(ii)** the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; and

> **(iii)** the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

> provided, that an adjustment pursuant to clauses (i), (ii), or (iii) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(f) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this Section 1.01(f) to the extent that an adjustment pursuant to Section 1.01(e) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this Section 1.01(f); and

(g) if the Book Value of a Company asset has been determined pursuant to Section 1.01(c) or adjusted pursuant to Section 1.01(e) or Section 1.01(f) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"***Budget***" has the meaning set forth in Section 12.03.

"***Business Day***" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of New York are authorized or required to close.

"***Capital Account***" has the meaning set forth in Section 5.03.

"*Capital Contribution*" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"*Change of Control*" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Common Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization, or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Members to designate or elect a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Common Pro Rata Portion*" means:

(h)   for purposes of Section 9.01, with respect to any Pre-Emptive Member holding Common Units, on any issuance date for New Securities, a fraction determined by dividing (i) the number of Common Units on a Fully Diluted Basis owned by such Pre-Emptive Member immediately prior to such issuance by (ii) the total number of Common Units on a Fully Diluted Basis held by the Members (other than the Offering Member) on such date immediately prior to such issuance; and

(i)   for purposes of Section 10.03, with respect to an Applicable ROFR Rightholder holding Common Units, on any date of a proposed Transfer by an Offering Member, a fraction determined by dividing (i) the number of Common Units on a Fully Diluted Basis owned by such Applicable ROFR Rightholder immediately prior to such Transfer by (ii) the total number of Common Units on a Fully Diluted Basis held by the Members on such date immediately prior to such Transfer.

"*Common Tag-Along Portion*" has the meaning set forth in Section 10.05(d)(i).

"*Common Units*" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Common Units" in this Agreement.

"*Company*" has the meaning set forth in the Preamble.

"*Company Interest Rate*" has the meaning set forth in Section 7.04(c).

"*Company Minimum Gain*" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"*Company Option Period*" has the meaning set forth in Section 10.03(d)(iii).

"*Company ROFR Exercise Notice*" has the meaning set forth in Section 10.03(d)(iii).

"*Company Subsidiary*" means a Subsidiary of the Company.

"*Competitor*" has the meaning set forth in Section 11.02(a).

"*Confidential Information*" has the meaning set forth in Section 11.01(a).

"*Covered Person*" has the meaning set forth in Section 14.01(a).

"*Distribution*" means a distribution made by the Company to a Member, whether in cash, property, or securities of the Company and whether by liquidating distribution or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Service Provider for the Company or a Company Subsidiary. "Distribute" when used as a verb shall have a correlative meaning.

"*Drag-Along Member*" has the meaning set forth in Section 10.04(a).

"*Drag-Along Notice*" has the meaning set forth in Section 10.04(c).

"*Drag-Along Sale*" has the meaning set forth in Section 10.04(a).

"*Dragging Member*" has the meaning set forth in Section 10.04(a).

"*Effective Date Incentive Units*" means the 6,512 Incentive Units granted by the Company to Howard Draft pursuant to the Incentive Unit Grant Agreement between the Company and Howard Draft dated as of the Effective Date.

"*Electronic Transmission*" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"*Estimated Tax Amount*" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Board. In making such estimate, the Board shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as in the reasonable business judgment of the Board are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"*Excess Amount*" has the meaning set forth in Section 7.03(c).

"*Exercise Period*" has the meaning set forth in Section 9.01(d).

"*Exercising Member*" has the meaning set forth in Section 9.01(e).

"*Fair Market Value*" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant. In the case any determination of Fair Market Value of an assets that are held by the Sponsor, or any Affiliate or related party thereto, the good faith determination shall include the approval of the Holdings Manger; *provided however*, that if the Holdings Member does not approve and the transaction is of the type In which the Holdings Member could participate, the Holdings Member may not veto the transaction but rather may join the related party transaction *pro rata* on the same terms as the Sponsor or Affiliate or related party thereto.

"***Family Members***" has the meaning set forth in Section 10.02(b).

"***Financing Document***" means any credit agreement, guarantee, financing, or security agreement or other agreements or instruments governing indebtedness of the Company or any of the Company Subsidiaries.

 "***Fiscal Year***" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"***Forfeiture Allocations***" has the meaning set forth in Section 6.02(e).

"***Former Members***" means Leprechaun Capital Investments II, LLC, a Florida limited liability company, and Genext Invesco LLC, ART Invesco LLC and ART Invesco II LLC, each a Wyoming limited liability company.

"***Fully Diluted Basis***" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class, or series of Units, all issued and outstanding Units designated as such type, class, or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"***GAAP***" means United States generally accepted accounting principles in effect from time to time.

"***Governmental Authority***" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"***Grant Agreement***" means any grant or other agreement entered into by the Company and a service provider of the Company pursuant to which Incentive Units are issued by the Company to such service provider.

"***Holdings Capital Contribution***" means, as of any particular date, the aggregate purchase price for all Common Units purchased pursuant to the Secured Convertible Note Purchase Agreement and any outstanding principal (and accrued interest, if any) of a Secured Convertible Promissory Notes that is converted into Common Units.

"***Holdings Manager***" has the meaning set forth in Section 8.02(a)(ii)

"***Holdings Member***" means ART Holdings 1021, LLC, a Delaware limited liability company.

"***Holdings Units***" means the Common Units issued upon conversion of any Secured Convertible Promissory Note or purchased by the Holdings Member pursuant to the Secured Convertible Note Purchase Agreement.

"***Incentive Unit***" means, with respect to any Incentive Unit, a Unit having the rights and obligations specified with respect to such Incentive Unit in this Agreement and any applicable Grant Agreement. All Incentive Units granted by the Company are intended to qualify as "partnership profits interests" for income tax purposes.

"***Initial Member***" has the meaning set forth in the term Member.

"***Initial Public Offering***" has the meaning set forth in Section 15.18(a).

"***IPO Entity***" has the meaning set forth in Section 15.18(a).

"***Issuance Notice***" has the meaning set forth in Section 9.01(c).

"***Joinder Agreement***" means the joinder agreement in form and substance attached hereto as Exhibit A.

"***Liquidator***" has the meaning set forth in Section 13.03(a).

"***Liquidity Event***" means (a) the dissolution or winding up of the Company or (b) a Change in Control.

"***Liquidity Event Distributions***" means a Distribution of the Company's proceeds from any Liquidity Event, net of payment of all related expenses, retirement of applicable secured debt, payment of or provision for other debts and obligations and creation and maintenance of Reserves for anticipated obligations and contingencies following any such Distribution.

"***Losses***" has the meaning set forth in Section 14.03(a).

"***Management Member***" means any Member other than Sponsor, Newco or the Holdings Member.

"*Manager*" has the meaning set forth in Section 8.01.

"*Managers Schedule*" has the meaning set forth in Section 8.02(d).

"*Member*" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof (each, an "*Initial Member*"); and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Wyoming Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Wyoming Act) of the Company.

"*Member Nonrecourse Debt*" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"*Member Nonrecourse Debt Minimum Gain*" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"*Member Nonrecourse Deduction*" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"*Member ROFR Exercise Notice*" has the meaning set forth in Section 10.03(d)(iv).

"*Members Schedule*" has the meaning set forth in Section 3.01.

"*Membership Interest*" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable, (a) to a Distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to a Distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Wyoming Act.

"*Misallocated Item*" has the meaning set forth in Section 6.05.

"*Net Income*" and "*Net Loss*" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

      (j)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

      (k)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(l)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(m)   any items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(n)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(o)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"*New Securities*" has the meaning set forth in **Error! Reference source not found.**.

"*Newco*" means Automated Retail InvesCo LLC, a Wyoming limited liability company.

"*Non-Exercising Member*" has the meaning set forth in Section 9.01(e).

"*Nonrecourse Liability*" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"*Offered Common Units*" has the meaning set forth in Section 10.03(a)(i).

"*Offered Units*" has the meaning set forth in Section 10.03(a)(i).

"*Offering Member*" has the meaning set forth in Section 10.03(a)(i).

"*Offering Member Notice*" has the meaning set forth in Section 10.03(c)(i).

"*Officers*" has the meaning set forth in Section 8.09.

"*Original Agreement*" has the meaning set forth in the Recitals.

"*Over-Allotment Exercise Period*" has the meaning set forth in Section 9.01(e).

"*Over-Allotment Notice*" has the meaning set forth in Section 9.01(e).

"***Participation Threshold***" means, with respect to any Incentive Units granted on a specified date, an amount established by the Board with respect to each such Incentive Unit granted on such date. The Participation Threshold may be expressed as a cumulative amount (meaning that the holder of such Incentive Units shall not be entitled to participate in distributions by the Company unless and until the cumulative distribution made to the other holders of Units is equal to such amount) or as a per-Unit threshold (meaning that the holder of such Incentive Units shall not be entitled to participate in distributions by the Company unless and until the cumulative distribution received by a specified Unit is equal to such amount).

"***Permitted Transfer***" means a Transfer of Units carried out pursuant to Section 10.02.

"***Permitted Transferee***" means a recipient of a Permitted Transfer.

"***Person***" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"***Pre-Emptive Member***" has the meaning set forth in Section 9.01(a).

"***Proposed Transferee***" has the meaning set forth in Section 10.05(a).

"***Prospective Purchaser***" has the meaning set forth in Section 9.01(c).

"***Public Offering***" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"***Purchasing Rightholders***" has the meaning set forth in Section 10.03(e)(ii).

"***Qualified Member***" has the meaning set forth in Section 12.01.

"***Qualified Transaction***" means a Change of Control approved by the Board.

"***Quarterly Estimated Tax Amount***" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (i) a quarter (¼) in the case of the first calendar quarter of the Fiscal Year, half (½) in the case of the second calendar quarter of the Fiscal Year, three-quarters (¾) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year minus (b) all Distributions previously made during such Fiscal Year to such Member.

"***Regulatory Allocations***" has the meaning set forth in Section 6.02(d).

"***Representative***" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"***Reserves***" means the reasonable and prudent reserves as the Board may reasonably and in good faith determine to be necessary for anticipated obligations and contingencies of the Company.

"**Restricted Period**" has the meaning set forth in Section 11.02(a).

"**Revised Partnership Audit Rules**" has the meaning set forth in Section 12.04(a).

"**ROFR Rightholder Option Period**" has the meaning set forth in Section 10.03(d)(iv).

"**Sale Notice**" has the meaning set forth in Section 10.05(c).

"**Secured Convertible Promissory Notes**" means those Secured Convertible Promissory Notes purchased pursuant to the Secured Convertible Note Purchase Agreement and convertible into Common Units according to the terms thereof.

"**Secured Convertible Note Purchase Agreement**" means that certain Secured Convertible Note Purchase Agreement, dated as of 5 January 2023 by and between the Company and the Holdings Member, pursuant to which the Holdings Member has acquired a Secured Convertible Promissory Note convertible into Voting Common Units pursuant to the terms of the Secured Convertible Promissory Note issued concurrently therewith in addition to any subsequent Secured Convertible Promissory Notes and/or Common Units that may be purchased pursuant to such agreement.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Selling Member**" has the meaning set forth in Section 10.05(a).

"**Shortfall Amount**" has the meaning set forth in Section 7.03(b).

"**Sponsor**" means Chessler Holdings, LLC, a Florida limited liability company.

"**Sponsor Managers**" has the meaning set forth in Section 8.02(a)(i).

"**Sponsor Members**" means collectively, Newco, Sponsor and any of their Permitted Transferees.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tag-Along Member**" has the meaning set forth in Section 10.05(a).

"**Tag-Along Notice**" has the meaning set forth in Section 10.05(d)(ii).

"**Tag-Along Period**" has the meaning set forth in Section 10.05(d)(ii).

"**Tag-Along Sale**" has the meaning set forth in Section 10.05(a).

"**Tax Advance**" has the meaning set forth in Section 7.03(a).

"***Tax Amount***" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Units.

"***Tax Matters Representative***" has the meaning set forth in Section 12.04(a).

"***Tax Rate***" of a Member, for any period, means the higher of the highest marginal blended federal, state, and local tax rate applicable to ordinary income, qualified dividend income, or capital gains, as appropriate, for such period for an individual residing in the State of California and the highest federal and corporate tax rate applicable to a corporation doing business in Illinois.

"***Taxing Authority***" has the meaning set forth in Section 7.04(b).

"***Third Party Purchaser***" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Common Units (or applicable Unit Equivalents) or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Common Units (or applicable Unit Equivalents).

"***Transfer***" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Units owned directly or indirectly by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person and shall include any direct or indirect sales, transfers, assignments, pledges, encumbrances, hypothecations or similar disposals of any equity interest in Newco by Chessler Holdings, LLC, David L. Chessler or Gary S. Cohen." Transfer" when used as a noun shall have a correlative meaning. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

"***Treasury Regulations***" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"***Unallocated Item***" has the meaning set forth in Section 6.05.

"***Unit***" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Common Units and Incentive Units; provided, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations, and rights.

"***Unitholder***" means any owner (including any Member, assignee, or additional Member) of one or more Units as reflected on the Company's books and records.

"*Unit Equivalents*" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable, or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase, or acquire Units.

"*Unreturned Holdings Capital Contribution*" means, with respect to the Holdings Units, as of any date, the excess of (a) the aggregate Holdings Capital Contribution as of such date, minus (b) the aggregate amount of prior Distributions made by the Company in respect of such Holdings Units in 0(i).

"*Vested Incentive Units*" means any Incentive Units that are not subject to vesting or, with respect to Units that are subject to vesting pursuant to the Incentive Plan or the applicable Grant Agreement pursuant to which they were issued, any Units that have vested in accordance with the terms of the Incentive Plan or the applicable Grant Agreement pursuant to which they were issued.

"*Voting Members*" has the meaning set forth in Section 4.07(b).

"*Voting Units*" has the meaning set forth in Section 4.07(a).

"*Withholding Advances*" has the meaning set forth in Section 7.04(b).

"*Wyoming Act*" has the meaning set forth in the Recitals.

Section 1.02   Interpretation. For purposes of this Agreement, (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01   Formation.

(a)   The Company was formed on 19 February 2020, pursuant to the provisions of the Wyoming Act, upon the filing of the Articles with the Secretary of State of the State of Wyoming.

(b) This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Wyoming Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Wyoming Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Wyoming Act in the absence of such provision, this Agreement shall, to the extent permitted by the Wyoming Act, control.

Section 2.02 Name. The name of the Company is "Automated Retail Technologies LLC" or such other name or names as the Board may from time to time designate; provided, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Board shall give prompt notice to each of the Members of any change to the name of the Company.

Section 2.03 Principal Office. The principal office of the Company is located at 7519 Pennsylvania Avenue, Suite 101, Sarasota, FL 34209, or such other place as may from time to time be determined by the Board. The Board shall give prompt notice of any such change to each of the Members.

Section 2.04 Registered Office; Registered Agent.

(a) The registered office of the Company shall be the office of the initial registered agent named in the Articles or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the Wyoming Act and Applicable Law.

(b) The registered agent for service of process on the Company in the State of Wyoming shall be the initial registered agent named in the Articles or such other Person or Persons as the Board may designate from time to time in the manner provided by the Wyoming Act and Applicable Law.

Section 2.05 Purpose; Powers.

(a) The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Wyoming Act and to engage in any and all activities necessary or incidental thereto.

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Wyoming Act.

Section 2.06 Term. The term of the Company commenced on the date the Articles was filed with the Secretary of State of the State of Wyoming and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07 No State-Law Partnership. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. No Member, Manager, or Officer of the Company shall be a partner or joint venturer of any other Member, Manager, or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.07.

ARTICLE III
UNITS

Section 3.01   Units Generally.   The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Board shall maintain a schedule of all Members, their respective mailing addresses, and the amount and series of Units held by them (the "*Members Schedule*") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Schedule A.

Section 3.02   Authorization and Issuance of Common Units.   Subject to compliance with Section 9.01 and Section 10.01(b), the Company is hereby authorized to issue up to 5,000,000 Units, 4,950,000 of which are designated as Common Units and 50,000 of which are designated as Incentive Units. As of the date hereof and after giving effect to the transactions contemplated by the Secured Convertible Note Purchase Agreement and the Contribution Agreement, 895,589 Voting Common Units and 6,512 Effective Date Incentive Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name.

Section 3.03   Certification of Units.

(a)   The Board in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b)   In the event that the Board shall issue certificates representing Units in accordance with Section 3.03(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE

TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 3.04 Holdings Member Purchase Rights. The rights of the Holdings Member to purchase Units under the Secured Convertible Note Purchase Agreement are independent and exclusive of, but not subject to, the tag-along, drag-along, preemptive, ROFR and other rights under ARTICLE X regarding rights to purchase and/or sell Units.


ARTICLE IV
MEMBERS


Section 4.01 Admission of New Members.

(a)   New Members may be admitted from time to time (i) in connection with an issuance of Units by the Company, subject to compliance with the provisions of Section 4.05, Section 9.01, and Section 10.01(b), as applicable, and (ii) in connection with a Transfer of Units, subject to compliance with the provisions of ARTICLE X, and in either case, following compliance with the provisions of Section 4.01(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Board and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her, or its Units. The Board shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.03.

Section 4.02 Representations and Warranties of Members. By execution and delivery of this Agreement or a Joinder Agreement, as applicable, each of the Members, whether admitted as of the date hereof or pursuant to Section 4.01, represents and warrants to the Company and acknowledges that:

(a)   The Units have not been registered under the Securities Act or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering and cannot be disposed of unless (i) they are subsequently registered or exempted from registration under the Securities Act and (ii) the provisions of this Agreement have been complied with;

(b)   Such Member is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act, as amended by Section 413(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and agrees that it will not take any action that could have an adverse effect on the availability of the exemption from registration provided by Rule 501 promulgated under the Securities Act with respect to the offer and sale of the Units;

(c) Such Member's Units are being acquired for its own account solely for investment and not with a view to resale or distribution thereof;

(d) Such Member has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company Subsidiaries and such Member acknowledges that it has been provided adequate access to the personnel, properties, premises, and records of the Company and the Company Subsidiaries for such purpose;

(e) The determination of such Member to acquire Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company Subsidiaries that may have been made or given by any other Member or by any agent or employee of any other Member;

(f) Such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect thereto;

(g) Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

(h) The execution, delivery, and performance of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound;

(i) This Agreement is valid, binding, and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity); and

(j) Neither the issuance of any Units to any Member nor any provision contained herein will entitle the Member to remain in the employment of the Company or any Company Subsidiary or affect the right of the Company or any Company Subsidiary to terminate the Member's employment at any time for any reason, other than as otherwise provided in such Member's employment agreement or other similar agreement with the Company or Company Subsidiary, if applicable.

None of the foregoing shall replace, diminish, or otherwise adversely affect any Member's representations and warranties made by it in any Unit Purchase Agreement or Award Agreement, as applicable.

Section 4.03   No Personal Liability. Except as otherwise provided in the Wyoming Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company Subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

Section 4.04   No Withdrawal. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in the Wyoming Act. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

Section 4.05   Death. The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be Transferred to such Member's heirs; provided, that within a reasonable time after such Transfer, the applicable heirs shall sign a written undertaking substantially in the form of the Joinder Agreement.

Section 4.06   Voting.   Except as otherwise provided by this Agreement (including Section 15.09) or as otherwise required by the Wyoming Act or Applicable Law, each Member shall be entitled to one vote per Voting Unit on all matters upon which the Members have the right to vote under this Agreement.

Section 4.07   Meetings.

(a)   **Voting Units.** As used herein, the term "Voting Units" shall mean the Common Units (and, for the avoidance of doubt, shall not include the Incentive Units), for purposes of calling or holding any meeting of the Members holding Common Units, providing notice of such a meeting, forming a quorum for such a meeting, or taking any action by vote at a meeting or by written consent without a meeting; and

(b)   **Calling the Meeting.** Meetings of the Members may be called by (i) the Board or (ii) by a Member or group of Members holding more than TEN (10) PERCENT of the then-outstanding votes attributable to the relevant Voting Units. Only Members who hold the relevant Voting Units ("***Voting Members***") shall have the right to attend meetings of the Members.

(c)   **Notice.** Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Voting Member, by or at the direction of the Board or the Member(s) calling the meeting, as the case may be. The Voting Members may hold meetings at the Company's principal office or at such other place as the Board or the Member(s) calling the meeting may designate in the notice for such meeting (which, for the avoidance of doubt, may be held remotely so long as each attending Member can participate in the manner set forth in Section 4.07(d)).

(d) **Participation.** Any Voting Member may participate in a meeting of the Voting Members by means of videoconference, telephone conference or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Vote by Proxy.** On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(f) **Conduct of Business.** The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Voting Members holding Common Units; provided, that the appropriate Voting Members shall have been notified of the meeting in accordance with Section 4.07(c). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.08 Quorum. A quorum of any meeting of the Voting Members shall require the presence of the Members holding a majority of the appropriate Voting Units held by all Members. Subject to Section 4.09, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.09, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the appropriate Voting Units held by all Members.

Section 4.09 Action Without Meeting. Notwithstanding the provisions of Section 4.08, any matter that is to be voted on, consented to, or approved by Voting Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a majority of the appropriate Voting Units held by all Members, provided that any such majority shall include the Holdings Member to the extent such action requires the Holdings Member's express consent pursuant to the terms of this Agreement, and provided further that the proposed action by written consent be provided to Holdings Member concurrently with its distribution to the Voting Members taking action thereon. A record shall be maintained by the Board of each such action taken by written consent of a Member or Members.

Section 4.10 Power of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Wyoming Act. Except as otherwise specifically provided by this Agreement or required by the Wyoming Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.11 No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.


ARTICLE V
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS


Section 5.01 Units and Capital Contributions as of the Effective Date. The number and class of Units held by each Member as of the Effective Date shall be as set forth on Members Schedule. The Capital Contribution and Capital Account of each Member as of the Effective Date shall be as set forth on the Members Schedule.

Section 5.02 Additional Capital Contributions.

(a) No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Board and in connection with an issuance of Units made in compliance with Section 9.01.

(b) No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

Section 5.03 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "***Capital Account***") on its books and records in accordance with this Section 5.03. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions, including such Member's initial Capital Contribution;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE VII; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property Distributed to such Member pursuant to ARTICLE VIII and Section 13.03(c);

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE VI; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

Section 5.04 Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 6.04, shall receive allocations and Distributions pursuant to ARTICLE VI, Section 7.01, and Article XIII in respect of such Units.

Section 5.05 Negative Capital Accounts. In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement..

Section 5.06 No Withdrawal. No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

Section 5.07 Treatment of Loans from Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 5.03(a)(iii), if applicable.

Section 5.08 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications.


ARTICLE VI
ALLOCATIONS


Section 6.01 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof) beginning on the day after the Effective Date (determined using the interim closing of the books method as of the end of the Effective Date), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss, or deduction) of the Company shall be allocated among the Members in a manner such that, after

giving effect to the special allocations set forth in Section 6.02, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Section 13.03(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 13.03(c), to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Any income or losses of the Company for periods ending on or prior to the Effective Date shall be allocated to the Persons who were Members of the Company during such period in accordance with the terms of the Original Agreement.

Section 6.02 Regulatory and Special Allocations. Notwithstanding the provisions of Section 6.01:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.02(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations, or Distributions as quickly as possible. This Section 6.02(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

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(d) The allocations set forth in Section 6.02(a), Section 6.02(b), and Section 6.02(c) above (the "***Regulatory Allocations***") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE VI (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e) The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c) ("***Forfeiture Allocations***") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss will be made in accordance with Proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance.

Section 6.03 Tax Allocations.

(a) Subject to Section 6.03(b) through Section 6.03(e), all income, gains, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) using any reasonable method selected by the Board; provided that the Company shall use the so-called 'traditional method" with respect to any allocations required to be made to Jukka as a result of the APA.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   The Company shall make allocations pursuant to this Section 6.03 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f)   Allocations pursuant to this Section 6.03 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions, or other items pursuant to any provisions of this Agreement.

Section 6.04   Allocations in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of ARTICLE X, Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

Section 6.05   Curative Allocations. In the event that the Partnership Representative determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss, or deduction is not specified in this ARTICLE VI (an "*Unallocated Item*"), or that the allocation of any item of Company income, gain, loss, or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "*Misallocated Item*"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; provided, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and provided, further, that no such allocation shall have any material effect on the amounts Distributable to any Member, including the amounts to be Distributed upon the complete liquidation of the Company.

ARTICLE VII
DISTRIBUTIONS

Section 7.01   General.

(a)   Subject to Section 7.01(b), Section 7.02, and Section 7.03, the Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for Reserves, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate the Wyoming Act or other Applicable Law.

Section 7.02   Distributions.

(a)   The Company shall make distributions to the Members in the order of priority set forth in this Section 7.02. Subject to Section 7.03, Distributions prior to the consummation of a Liquidity Event shall be made at such time or times as determined by the Board in its sole discretion. Distributions in connection with a Liquidity Event shall be made as soon as practicable after the consummation of such Liquidity Event.

Subject to Section 7.5(a), all Distributions (other than Tax Distributions) shall be made in the following order and priority:

(i)   first, to the Holdings Member until the Holdings Member has received with respect to the Holdings Units Distributions pursuant to this Section 7.02(i) in an amount equal to the Unreturned Holdings Capital Contribution prior to such Distribution;

(ii)   second, to the holders of Common Units other than the Holdings Member and the holders of the Effective Date Incentive Units, on a pro rata basis, until such holders of Common Units and Effective Date Incentive Units have received pursuant to this Section 7.2(a)(ii) an amount equal to difference between (1) the quotient of the Holdings Capital Contribution divided by the Holdings Common Pro Rata Portion (calculated in accordance with clause (a) of the definition thereof) minus (2) the Holdings Capital Contribution; and

(iii)   thereafter, to the holders of Common Units and Incentive Units, on a pro rata basis on the basis of Common Units and Incentive Units held by such Members.

For illustrative purposes only, if the Holdings Member has purchased $11 million of Secured Convertible Promissory Notes pursuant to the Secured Convertible Note Purchase Agreement and has converted all of the outstanding principal of such Secured Convertible Promissory Notes into Holdings Units (with all interest accrued thereon paid by the Company in cash in lieu of the converting such accrued interest into additional Holdings Units), and assuming there have been no Distributions made at the time of the initial Distribution and that there have been no additional capital contributions made to the Company by the Members, then Distributions would be made in the following priority: (i) first, $11 million to the Holdings Member (i.e., the aggregate Capital Contributions made by the Holdings Member), (ii) second, $62,333,333.33 to the holders of Common Units other than the Holdings Member and the holder of Effective Date Incentive Units, but subject to Section 7.05(a) (i.e., (1) the quotient of $11 million divided by 15%, minus (2) $11 million), and (iii) third, the remaining amounts, if any, to be paid to all of the Members pro rata in accordance with the number of Common Units and the Effective Date Incentive Units held by such Members but subject to Section 7.05(a).

Section 7.03   Tax Advances.

(a)   Subject to any restrictions in any of the Company's and/or any Company Subsidiary's then applicable debt-financing arrangements, and subject to the Board's sole discretion to retain any other amounts necessary to satisfy the Company's and/or the Company Subsidiaries' obligations, from and after the Effective Date, at least five (5) days before each date prescribed by the Code for an Individual to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to Distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such Distribution, a "***Tax Advance***"). No Tax Advances shall be made with respect to periods ending on or prior to the Effective Date.

(b)   If, at any time after the final Quarterly Estimated Tax Amount has been Distributed pursuant to Section 7.03(a) with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "***Shortfall Amount***"), the Company shall use commercially reasonable efforts to Distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to Distribute Shortfall Amounts with respect to a Fiscal Year before the 75th day of the next succeeding Fiscal Year; provided, that if the Company has made Distributions other than pursuant to this Section 7.03, the Board may apply such Distributions to reduce any Shortfall Amount.

(c)   If the aggregate Tax Advances made to any Member pursuant to this Section 7.033 for any Fiscal Year exceed such Member's Tax Amount (an "***Excess Amount***"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this 3, except to the extent taken into account as an advance pursuant to Section 7.03(d).

(d)   Any Distributions made pursuant to this 3 shall be treated for purposes of this Agreement as advances on Distributions pursuant to Section 7.02 and shall reduce the amount otherwise Distributable to such Member pursuant to Section 7.02.

(e)   For the avoidance of doubt, Tax Advances shall be made on all Units outstanding as of the time of such Tax Advances, including outstanding Vested Incentive Units.

Section 7.04   Tax Withholding; Withholding Advances.

(a)   Tax Withholding. If requested by the Board, each Member shall, if able to do so, deliver to the Board:

(i)   an affidavit in form satisfactory to the Board that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign, or other Applicable Law;

(ii) any certificate that the Board may reasonably request with respect to any such laws; and/or

(iii) any other form or instrument reasonably requested by the Board relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Board the affidavit described in Section 7.04(a)(i), the Board may withhold amounts from such Member in accordance with Section 7.04(b).

(b) Withholding Advances. The Company is hereby authorized at all times to make payments ("*Withholding Advances*") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local, or foreign taxing authority (a "*Taxing Authority*") with respect to any Distribution or allocation by the Company of income or gain to such Member (including payments made pursuant to Code Section 6225 and allocable to a Member as determined by the Tax Matters Representative in its sole discretion) and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 7.04(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Board, shall be charged against the Member's Capital Account.

(c) Repayment of Withholding Advances. Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the Wall Street Journal on the date of payment plus two percent (2.0%) per annum (the "*Company Interest Rate*"):

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii) with the consent of the Board, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d) Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest, or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this Section 7.05 and the obligations of a Member pursuant to Section 7.04(c) shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 7.03(e)4, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e)   **Overwithholding.** Neither the Company nor the Board shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 7.05   Participation of Incentive Units.

(a)   On the Effective Date, the Company granted the Effective Date Incentive Units to Howard Draft. The Effective Date Incentive Units represent 0.5% of the Company's fully-diluted common equity as of the Effective Date. The Effective Date Incentive Units shall be subject to a Participation Threshold equal to $99.81 per Common Unit issued and outstanding as of the Effective Date. For the avoidance of any doubt, (i) the Effective Date Incentive Units shall not be entitled to participate in distributions pursuant to Section 7.02 unless and until a Common Unit that is issued and outstanding as of the Effective Date receives a cumulative distribution from and after the Effective Date of $99.81, and (ii) notwithstanding anything to the contrary in Section 7.02, any distributions payable by the Company from and after the date on which such Participation Threshold has been met shall be first distributed to the holder of the Effective Date Incentive Units such that such holder receives, on a per Effective Date Incentive Unit, an amount equal to $99.81 per Effective Date Incentive Unit.

(b)   The following provisions shall apply with respect to any Incentive Units granted by the Company at any time after the Effective Date.

(i)   On the date of each grant of Incentive Units to a Person who is, or, as a result of such grant, becomes a Unitholder pursuant to such grant, the Board shall establish an initial "Participation Threshold" amount with respect to each such Incentive Unit granted or issued on such date. Unless otherwise determined by the Board or provided in applicable Grant Agreement, the Participation Threshold with respect to an Incentive Unit granted after the Effective Date shall be equal to the amount that would be distributed with respect to all Units pursuant to Section 7.02 in a hypothetical transaction in which the Company sold all of its assets for Fair Market Value and distributed the proceeds therefrom in liquidation of the Company pursuant to Article XIII (as determined immediately prior to the issuance of such Incentive Unit.) The Board may designate a series number for each subset of Incentive Units consisting of Incentive Units having the same Participation Threshold, which Participation Threshold may differ from the Participation Thresholds of all Incentive Units not included in such subset. It is the intention of the Company and the Unitholders that Incentive Units constitute Profits Interests and neither the Company nor any Unitholder shall take any position inconsistent therewith in any tax return or in any filing with any Governmental Authority. Notwithstanding anything herein to the contrary:

(A)   unless otherwise provided by the Board, no amount shall be distributed with respect to any Incentive Unit unless and until the amount distributed with respect to other Units from and after the date of issuance of such Incentive Unit exceeds the amount of such Incentive Unit's Participation Threshold (determined immediately prior to such Distribution) and then only Distributions in excess of such Incentive Unit's Participation Threshold may be made in respect of such Incentive Unit;

(B)   unless otherwise provided by the Board, subject to subsection (iv) below, the Participation Threshold for each Incentive Unit shall be increased (based on the same methodology to determine the per unit initial Participation Threshold) by any Capital Contributions made after the date that such Incentive Unit is issued; and

(C)   in the event of any change in the Company's capital (other than from profits or losses from operations) or capital structure not addressed herein or a redemption of any Units, the Board may (but shall not be obligated to) equitably adjust the Participation Threshold of such Incentive Unit to the extent necessary to prevent such capital structure change or redemption from changing the economic rights represented by such Incentive Unit in a manner that is disproportionately favorable or unfavorable in relation to the economic rights of other Incentive Units of the same class or other classes of outstanding Units; and

(D)   unless otherwise determined by the Board, no adjustment to any Participation Threshold shall be made in connection with (x) any redemption or repurchase by the Company or any Unitholder of any Units or equity securities or (y) any Capital Contribution by any Unitholder in exchange for newly issued Units or equity securities.

(c) Neither the Company nor any Unitholder is providing a covenant or guarantee that the intended characterization of Incentive Units as a "profits interest" in the Company shall be accepted by any Governmental Authority. This Section 7.05, together with the Grant Agreements pursuant to which the Incentive Units are issued are intended to qualify as a compensatory benefit plan within the meaning of Rule 701 of the Securities Act (and any similarly applicable state "blue-sky" securities laws) and the issuance of Incentive Units pursuant hereto is intended to qualify for the exemption from registration under the Securities Act provided by Rule 701 (and any similarly applicable state "blue-sky" securities laws); provided, that the foregoing shall not restrict or limit the Company's ability to issue any Incentive Units pursuant to any other exemption from registration under the Securities Act available to the Company. The Company may make the Incentive Units and any issuance thereof and any applicable equity agreement subject to the terms and conditions of any other equity incentive plan consistent with the terms of this Agreement, as may have been adopted by the Company.

Section 7.06   Distributions in Kind.

(a)   The Board is hereby authorized, in its sole discretion, to make Distributions to the Members in the form of securities or other property held by the Company; provided, that Tax Advances shall only be made in cash. In any non-cash Distribution, the securities or property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be Distributed among the Members pursuant to Section 7.02.

(b)   Any Distribution of securities shall be subject to such conditions and restrictions as the Board determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Board may require that the Members execute and deliver such documents as the Board may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further Transfer of the Distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.


ARTICLE VIII
MANAGEMENT


Section 8.01   Establishment of the Board. A board of managers of the Company (the "*Board*") is hereby established and shall be comprised of natural Persons (each such Person, a "*Manager*") who shall be appointed in accordance with the provisions of Section 8.02. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority, and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

Section 8.02   Board Composition; Vacancies.

(a)   The Company and the Members shall take such actions as may be required to ensure that the number of managers constituting the Board is at all times either five (5) or nine (9). The Board shall initially be comprised of five managers as follows:

(i)   five (5) individuals designated by the Sponsor (the "*Sponsor Managers*"), who shall initially be David L. Chessler, J. Benjamin E. Porter, Eduardo Lopez and Gary S. Cohen, with one seat vacant as of the Effective Date;

(ii)   one (1) individual designated by the Holdings Member (the "*Holdings Manager*"), who shall initially be Matt Behrens; and

(iii)   one (1) individual designated by Jukka, who shall initially be Howard Draft.

At all times, the composition of any board of directors or board of managers of any Company Subsidiary shall be the same as that of the Board.

(b)   In the event that a vacancy is created on the Board at any time due to the death, Disability, retirement, resignation or removal of a Sponsor Manager, then the Sponsor shall have the right to designate an individual to fill such vacancy and the Company and each Member hereby agree to take such actions as may be required to ensure the election or appointment of such designee to fill such vacancy on the Board. In the event that the Sponsor shall fail to designate in writing a representative to fill a vacant Sponsor Manager position on the Board, and such failure shall continue for more than thirty (30) days after notice from the Company to Sponsor with respect to such failure, then the vacant position shall be filled by an individual designated by the Sponsor Managers then in office; provided, that such individual shall be removed from such position if the Sponsor so direct and simultaneously designate a new Sponsor Manager. In the event that a vacancy is created on the Board at any time due to the death, Disability, retirement, resignation or removal of the Holdings Manager(s), then the Holdings Member, or its designee, shall have the right to designate an individual to fill such vacancy and the Company and each Member hereby agrees to take such actions as may be required to ensure the election or appointment of such designee to fill such vacancy on the Board.

(c)   If any person serving as the Chief Executive Officer of the Company resigns, is removed, or is otherwise replaced, such person shall automatically, and without any action by the Board or Members, cease to be a Manager, and the Company's successor Chief Executive Officer appointed pursuant to Section 8.09 shall automatically become a Manager.

(d)   The Board shall maintain a schedule of all Managers with their respective mailing addresses (the "*Managers Schedule*"), and shall update the Managers Schedule upon the removal or replacement of any Manager in accordance with this Section 8.02 or Section 8.03. A copy of the Managers Schedule as of the execution of this Agreement is attached hereto as Schedule B.

(e)   In the event that the Board increases the number of managers comprising the Board to nine (9), the Board shall be comprised as described above; provided however, the number of Sponsor Managers shall be six (6) and the number of Holdings Managers shall be two (2).

Section 8.03   Removal; Resignation.

(a)   A Sponsor Manager may be removed or replaced at any time from the Board, with or without cause, upon, and only upon, the written request of the Sponsor. The Holdings Manager(s) may be removed or replaced at any time from the Board, with or without cause, upon, and only upon, the written request of the Holdings Member. The Chief Executive Officer may be removed in the same manner as any other Officer of the Company, in accordance with Section 8.09.

(b) A Manager may resign at any time from the Board by delivering his written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

Section 8.04 Meetings.

(a)   Generally. The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Wyoming) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Manager at least 48 hours prior to each such meeting.

(b)   Special Meetings. Special meetings of the Board shall be held on the call of any three (3) Managers upon at least five (5) days' written notice (if the meeting is to be held in person) or one (1) day's written notice (if the meeting is to be held by telephone communications or video conference) to the Managers, or upon such shorter notice as may be approved by all the Managers. Any Manager may waive such notice as to himself.

(c)   Attendance and Waiver of Notice. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

Section 8.05 Quorum; Manner of Acting.

(a)   Quorum. A majority of the Managers serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b)   Participation. Any Manager may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. A Manager may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law.

(c)   Binding Act. Each Manager shall have one vote on all matters submitted to the Board or any committee thereof. With respect to any matter before the Board, the act of a majority of the Managers constituting a quorum shall be the act of the Board. Notwithstanding anything to the contrary contained herein, no action by the Board that either (i) amends, alters or repeals any provision of the Company's articles of formation, operating agreement or any other organizational document of the Company (whether by amendment, merger, consolidation, recapitalization or otherwise) to the disproportional detriment of the Holdings Member relative to other Common Members or (ii) involves a transaction with any party that Is Affiliated with or otherwise related to the Sponsor Member (other than transactions that (A) if, the transaction Is of the type in which the Holdings Member could not participate, such transaction was requested of the Company by the Company's Chief Executive Officer and the terms of such transaction are, in the reasonable discretion of the Company's Chief Executive Office, on an arms-length basis and at fair market value, or (B) otherwise include the participation of the Holdings Member as contemplated by the definition of "Fair Market Value"), shall be effective unless the approval of such action also includes the approval (or participation) of the Holdings Manager.

Section 8.06 Action By Written Consent. Notwithstanding anything herein to the contrary, any action of the Board (or any committee of the Board) may be taken without a meeting if a written consent constituting all of the Managers on the Board (or committee) shall approve such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Wyoming.

Section 8.07 Compensation; No Employment.

(a) Each Manager shall be reimbursed for his reasonable out-of-pocket expenses incurred in the performance of his duties as a Manager, pursuant to such policies as from time to time established by the Board. Nothing contained in this Section 8.07 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

(c) The previous notwithstanding, the Sponsor and the Holdings Member or an Affiliate of the Holdings Member as requested by the Holdings Member will each be paid a $7,500 per month management fee commencing January 2022. When ART achieves certain financial milestones, as determined by the mutual agreement of the Sponsor and the Holdings Manager, the Sponsor and the Holdings Manager may increase the management fee paid by ART. Any increase of the management fee will be shared by the Sponsor and the Holdings Manager equally. The management fee shall be in addition to any administration fees paid by ART to the Sponsor for Sponsor-provided administration resources (i.e., office rent, staff) that are consistent in all material respect to those set forth on Section 2.20 of the Disclosure Schedule provided at the First Closing under the Membership Interest Purchase Agreement, subject to (x) adjustments In office space, personnel or the like requested by the Chief Executive Officer and charged on a materially similar basis or (y) changes otherwise approved by the Holdings Manager.

Section 8.08   Committees.

(a)   **Establishment.** The Board may, by resolution, designate from among the Managers one or more committees, each of which shall be comprised of one or more Managers; provided, that in no event may the Board designate any committee with all of the authority of the Board. Subject to the immediately preceding proviso, any such committee, to the extent provided in the resolution forming such committee, shall have and may exercise the authority of the Board, subject to the limitations set forth in Section 8.08(b). The Board may dissolve any committee or remove any member of a committee at any time. The Holdings Member shall have the right to appoint a Holdings Manager to each committee of the Managers.

(b)   **Limitation of Authority.** No committee of the Board shall have the authority of the Board in reference to:

(i)   authorizing or making Distributions to the Members;

(ii)   authorizing the issuance of Common Units;

(iii)   approving a plan of merger or sale of the Company;

(iv)   recommending to the Members a voluntary dissolution of the Company or a revocation thereof;

(v)   filling vacancies in the Board; or

(vi)   altering or repealing any resolution of the Board that by its terms provides that it shall not be so amendable or repealable.

Section 8.09   Officers. The Board may appoint individuals as officers of the Company (the "*Officers*") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member or Manager, except that the Chief Executive Officer shall automatically become a Manager pursuant to Section 8.01. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Board or until his earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board (acting by majority vote of all Managers other than the Officer being considered for removal, if applicable) with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Board.

Section 8.10   No Personal Liability. Except as otherwise provided in the Wyoming Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company or of any Company Subsidiaries, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

ARTICLE IX
PRE-EMPTIVE RIGHTS

Section 9.01   Pre-Emptive Right.

(a)   Issuance of New Securities. The Company hereby grants to each holder of Common Units (each, a "***Pre-Emptive Member***") the right to purchase its Pro Rata Portion of any New Securities that the Company may from time to time propose to issue or sell to any party between the date hereof and the consummation of a Qualified Transaction.

(b)   Definition of New Securities. As used herein, the term "***New Securities***" shall mean any authorized but unissued Common Units and any Unit Equivalents convertible into Common Units, exchangeable or exercisable for Common Units, or providing a right to subscribe for, purchase, or acquire Common Units; provided, that the term "New Securities" shall not include: (A) Common Units set forth on the Members Schedule as of the date hereof; (B) Incentive Units issued at any time pursuant to the terms of this Agreement, (C) Units or Unit Equivalents issued or sold by the Company in connection with the commencement of any Public Offering or any transaction or series of related transactions involving a Change of Control; (D) Units or Unit Equivalents issued or sold by the Company in connection with any subdivision of Units (by a split of Units or otherwise), payment of Distributions, or any similar recapitalization; or (E) Units or Unit Equivalents issued or sold by the Company in connection with a joint venture, strategic alliance, or other commercial relationship with any Person (including Persons that are customers, suppliers, and strategic partners of the Company or any Company Subsidiary) relating to the operation of the Company's or any Company Subsidiary's business and not for the primary purpose of raising equity capital.

(c)   Additional Issuance Notices. The Company shall give written notice (an "***Issuance Notice***") of any proposed issuance or sale described in Section 9.01(a) to the Pre-Emptive Members within five (5) Business Days following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase New Securities (a "***Prospective Purchaser***") and shall set forth the material terms and conditions of the proposed issuance or sale, including:

> **(i)**   the number and description of the New Securities proposed to be issued and the percentage of the Company's Units then outstanding on a Fully Diluted Basis (both in the aggregate and with respect to each class or series of Units proposed to be issued) that such issuance would represent;

> **(ii)**   the proposed issuance date, which shall be at least twenty (20) Business Days from the date of the Issuance Notice;

> **(iii)**   the proposed purchase price per unit of the New Securities; and

(iv) if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Board's good-faith determination of the Fair Market Value thereof.

The Issuance Notice shall also be accompanied by a current copy of the Members Schedule indicating the Pre-Emptive Members' holdings of Common Units in a manner that enables each Pre-Emptive Member to calculate its Pro Rata Portion of any New Securities.

(d) **Exercise of Pre-emptive Rights.** Each Pre-Emptive Member shall for a period of ten (10) Business Days following the receipt of an Issuance Notice (the "***Exercise Period***") have the right to elect irrevocably to purchase all or any portion of its Pro Rata Portion of any New Securities, at the respective purchase prices set forth in the Issuance Notice by delivering a written notice to the Company (an "***Acceptance Notice***") specifying the number of New Securities it desires to purchase. If the New Securities are offered in the Issuance Notice, the Pre-Emptive Members shall have the right to elect to purchase only New Securities. The delivery of an Acceptance Notice by a Pre-Emptive Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Pre-Emptive Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this Section 9.01 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

(e) **Over-Allotment.** No later than five (5) Business Days following the expiration of the Exercise Period, the Company shall notify each Pre-Emptive Member in writing of the number of New Securities that each Pre-Emptive Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "***Over-Allotment Notice***"). Each Pre-Emptive Member exercising its rights to purchase its Applicable Pro Rata Portion of the New Securities in full (an "***Exercising Member***") shall have a right of over-allotment such that if any other Pre-Emptive Member has failed to exercise its right under this Section 9.01 to purchase its full Applicable Pro Rata Portion of the New Securities (each, a "***Non-Exercising Member***"), such Exercising Member may purchase its Applicable Pro Rata Portion of such Non-Exercising Member's allotment by giving written notice to the Company within five (5) Business Days of receipt of the Over-Allotment Notice (the "***Over-Allotment Exercise Period***").

(f) **Sales to the Prospective Purchaser.** Following the expiration of the Exercise Period and, if applicable, the Over-allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Pre-Emptive Members declined to exercise the pre-emptive right set forth in this Section 9.01 on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); provided, that: (i) such issuance or sale is closed within twenty (20) Business Days after the expiration of the Exercise Period and, if applicable, the Over-Allotment Exercise Period (subject to the extension of such twenty (20) Business Day period for a reasonable time not to exceed forty (40) Business Days to the extent reasonably necessary to obtain any third-party approvals); and (ii) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this Section 9.01.

(g) Closing of the Issuance. The closing of any purchase by any Pre-Emptive Member shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice; provided, that the closing of any purchase by any Pre-Emptive Member may be extended beyond the closing of the transaction in the Issuance Notice to the extent necessary to (i) obtain required approvals or consents from any Governmental Authority or other third parties (and the Company and Pre-Emptive Member shall use commercially reasonable efforts to cooperate in obtaining such approvals) or (ii) permit the Pre-Emptive Members to complete their internal capital call process following the Exercise Period; provided, that the extension pursuant to this clause (ii) shall not exceed twenty (20) Business Days. Upon the issuance or sale of any New Securities in accordance with this Section 9.01, the Company shall deliver the New Securities free and clear of any liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized, validly issued, fully paid, and non-assessable. The Company, in the discretion of the Board pursuant to Section 3.03(a), may deliver to each Exercising Member certificates evidencing the New Securities. Each Exercising Member shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including, without limitation, entering into such additional agreements as may be necessary or appropriate.


ARTICLE X
TRANSFER


Section 10.01 General Restrictions on Transfer.

(a) Each Member acknowledges and agrees that, until the consummation of a Qualified Transaction, such Member (or any Permitted Transferee of such Member) shall not Transfer any Units or Unit Equivalents except as permitted pursuant to Section 10.02 or in accordance with the procedures described in Section 10.03 through **Error! Reference source not found.**, as applicable. No Transfer of Units or Unit Equivalents to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.01(b) hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 10.02), prior to the consummation of a Qualified Transaction, each Member agrees that it will not, directly or indirectly, Transfer any of its Units or Unit Equivalents, and the Company agrees that it shall not issue any Units or Unit Equivalents:

(i)   If such Transfer or issuance was to be made to a competitor of the Company, as determined in the reasonable discretion of the Board;

(ii)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units or Unit Equivalents, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(iii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iv)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Wyoming Act;

(v)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(vi)   if such Transfer or issuance would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vii)   if such Transfer or issuance would cause the assets of the Company or any of the Company Subsidiaries to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company or any Company Subsidiary.

In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(c)   Any Transfer or attempted Transfer of any Units or Unit Equivalents in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units or Unit Equivalents for all purposes of this Agreement.

(d)   For the avoidance of doubt, any Transfer of Units or Unit Equivalents permitted by Section 10.02 or made in accordance with the procedures described in Section 10.03 through **Error! Reference source not found.**, as applicable, and purporting to be a sale, transfer, assignment, or other disposal of the entire Membership Interest represented by such Units or Unit Equivalents, inclusive of all the rights and benefits applicable to such Membership Interest as described in the definition of the term "Membership Interest," shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 10.02 Permitted Transfers. The provisions of Section 10.01(a), Section 10.03, Section 10.04 (with respect to the Dragging Member only) and Section 10.05 shall not apply to any of the following Transfers by any Member of any of its Units or Unit Equivalents:

(a) With respect to Sponsor, the Holdings Member, Jukka and/or any Management Member that is not a natural Person, to any Affiliate, stockholder or member of such Member; or

(b) With respect to any natural Person, to (i) such Person's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the spouses of each such natural persons (collectively, "*Family Members*"), (ii) a trust under which the distribution of Units may be made only to such Person and/or any Family Member of such Person, (iii) a charitable remainder trust, the income from which will be paid to such Person during his life, (iv) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Person and/or Family Members of such Person, or (v) by will or by the laws of intestate succession, to such Person's executors, administrators, testamentary trustees, legatees, or beneficiaries; provided, that any Person who Transfers Units shall remain bound by the provisions of Section 11.01.

Section 10.03 Right of First Refusal.

(a) **Offered Units**.

(i) At any time prior to the consummation of a Qualified Transaction, and subject to the terms and conditions specified in Section 10.01, Section 10.02 and this Section 10.03, the Company, first, and each Member holding Common Units (as applicable), second, shall have a right of first refusal if any other Member (the "*Offering Member*") receives a bona fide offer that the Offering Member desires to accept to Transfer all or any portion of Common Units (or applicable Unit Equivalents) (the "*Offered Common Units*") it owns (collectively, the "*Offered Units*").

(ii) As used herein, the term "*Applicable Offered Units*" shall mean the Offered Common Units with respect to those Members holding Common Units (or applicable Unit Equivalents) (the "*Applicable Offered Common Units*"). As used herein, the term "*Applicable ROFR Rightholders*" shall mean, in the case of a proposed Transfer of Common Units (or applicable Unit Equivalents), all Members other than the Offering Member holding Common Units (or applicable Unit

Equivalents); provided, that in the case of the Sponsor, in each case, Applicable ROFR Rightholder shall include the Sponsor and each of its Affiliates.

(b) **Offering; Exceptions.** Each time the Offering Member receives an offer for a Transfer of any of Common Units (or applicable Unit Equivalents) (other than Transfers that (i) are permitted by Section 10.02, (ii) are proposed to be made by a Dragging Member or required to be made by a Drag-Along Member pursuant to Section 10.04, or (iii) are made by a Tag-Along Member upon the exercise of its tag-along right pursuant to Section 10.05 after the Company and Applicable ROFR Rightholders have declined to exercise their rights in full under this Section 10.03), the Offering Member shall first make an offering of the Offered Units to the Company, first, and the Applicable ROFR Rightholders, second, all in accordance with the following provisions of this Section 10.03, prior to Transferring such Offered Units to the proposed purchaser.

(c) **Offer Notice**.

(i) The Offering Member shall, within five (5) Business Days of receipt of the Transfer offer, give written notice (the "*Offering Member Notice*") to the Company and the Applicable ROFR Rightholders stating that it has received a bona fide offer for a Transfer of its Common Units (or applicable Unit Equivalents) and specifying:

(A) the number of Offered Common Units to be Transferred by the Offering Member;

(B) the proposed date, time, and location of the closing of the Transfer, which shall not be less than 60 (sixty) days from the date of the Offering Member Notice;

(C) the purchase price per Applicable Offered Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(D) the name of the Person who has offered to purchase such Offered Units.

(ii) The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Units to the Company and the Applicable ROFR Rightholders, which offer shall be irrevocable until the end of the ROFR Rightholder Option Period described in Section 10.03(d)(iv).

(iii) By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each Applicable ROFR Rightholder that:

(A) the Offering Member has full right, title, and interest in and to the Offered Units;

(B) the Offering Member has all the necessary power and authority and has taken all necessary action to Transfer such Offered Units as contemplated by this Section 10.03; and

(C) the Offered Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(d) **Exercise of Right of First Refusal**.

(i) Upon receipt of the Offering Member Notice, the Company and each Applicable ROFR Rightholder shall have the right to purchase the Applicable Offered Units in the following order of priority: first, the Company shall have the right to purchase all or any portion of the Offered Units in accordance with the procedures set forth in Section 10.03(d)(iii), and thereafter, the Applicable ROFR Rightholders shall have the right to purchase the Applicable Offered Units, in accordance with the procedures set forth in Section 10.03(d)(iv), to the extent the Company does not exercise its right in full.

(ii) Upon their receipt of the Offering Member Notice: first, the Company shall have the right to elect to purchase all or any portion of the Offered Common Units; and thereafter, any Member holding Common Units shall have the right to purchase the Offered Common Units.

(iii) The initial right of the Company to purchase any Offered Units shall be exercisable with the delivery of a written notice (the "*Company ROFR Exercise Notice*") by the Company to the Offering Member and the Applicable ROFR Rightholders within ten (10) Business Days of receipt of the Offering Member Notice (the "*Company Option Period*"), stating the number (including where such number is zero) and type of Offered Units the Company elects irrevocably to purchase on the terms and respective purchase prices set forth in the Offering Member Notice. The Company ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Company.

(iv) If the Company shall have indicated an intent to purchase any less than all of the Offered Common Units, the Applicable ROFR Rightholders shall have the right to purchase the remaining Applicable Offered Units not selected by the Company. For a period of fifteen (15) Business Days following the receipt of a Company ROFR Exercise Notice in which the Company has elected to purchase less than all the Offered Units (such period, the "*ROFR Rightholder Option Period*"), each Applicable ROFR Rightholder shall have the right to elect irrevocably to purchase all or none of its Common Pro Rata Portion of the remaining Applicable Offered Common Units by delivering a written notice to the Company and the Offering Member (a "*Member ROFR Exercise Notice*") specifying its desire to purchase its Common Pro Rata Portion of the remaining Applicable Offered Common Units, on the terms and respective purchase prices set forth in the Offering Member Notice. In addition, each Applicable ROFR Rightholder shall include in its Member ROFR Exercise Notice the number of remaining Applicable Offered Units that it wishes to purchase if any other Applicable ROFR Rightholders do not exercise their rights to purchase their entire Applicable Pro Rata Portions of the remaining Applicable Offered Units. Any Member ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Applicable ROFR Rightholder.

(v) The failure of the Company or any Applicable ROFR Rightholder to deliver a Company ROFR Exercise Notice or Member ROFR Exercise Notice, respectively, by the end of the Company Option Period or ROFR Rightholder Option Period, respectively, shall constitute a waiver of their respective rights of first refusal under this Section 10.03 with respect to the Transfer of Offered Units, but shall not affect their respective rights with respect to any future Transfers.

(e) **Allocation of Offered Units.** Upon the expiration of the ROFR Rightholder Option Period, the Applicable Offered Units not selected for purchase by the Company pursuant to Section 10.03(d)(iii) shall be allocated for purchase among the Applicable ROFR Rightholders as follows:

(i) First, to each Applicable ROFR Rightholder having elected to purchase its entire Applicable Pro Rata Portion of such Units, such Applicable ROFR Rightholder's Applicable Pro Rata Portion of such Units; and

(ii) Second, the balance, if any, not allocated under clause (i) above (and not purchased by the Company pursuant to Section 10.03(d)(iii)), shall be allocated to those Applicable ROFR Rightholders who set forth in their Member ROFR Exercise Notices a number of Applicable Offered Units that exceeded their respective Applicable Pro Rata Portions (the "***Purchasing Rightholders***"), in an amount, with respect to each such Purchasing Rightholder, that is equal to the lesser of:

(A) the number of Applicable Offered Units that such Purchasing Rightholder elected to purchase in excess of its Applicable Pro Rata Portion; or

(B) the product of (x) the number of Applicable Offered Units not allocated under Section 10.03(e)(i) (and not purchased by the Company pursuant to Section 10.03(d)(iii)), multiplied by (y) a fraction, the numerator of which is the number of Applicable Offered Units that such Purchasing Rightholder was permitted to purchase pursuant to clause (i), and the denominator of which is the aggregate number of Applicable Offered Units that all Purchasing Rightholders were permitted to purchase pursuant to Section 10.03(e)(i).

The process described in Section 10.03(e)(ii) shall be repeated until no Offered Units remain or until such time as all Purchasing Rightholders have been permitted to purchase all Applicable Offered Units that they desire to purchase.

(f)   Consummation of Sale.   In the event that the Company and/or the Applicable ROFR Rightholders shall have, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Units, then the Offering Member shall sell such Offered Units to the Company and/or the Applicable ROFR Rightholders, and the Company and/or the Applicable ROFR Rightholders, as the case may be, shall purchase such Offered Units, within sixty (60) days following the expiration of the ROFR Rightholder Option Period (which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 10.03(f), including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this Section 10.03(f), the Offering Member shall deliver to the Company and/or the participating Applicable ROFR Rightholders certificates (if any) representing the Offered Units to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and/or such Applicable ROFR Rightholders by certified or official bank check or by wire transfer of immediately available funds.

(g)   Sale to Proposed Purchaser.   In the event that the Company and/or the Applicable ROFR Rightholders shall not have collectively elected to purchase all of the Offered Units, then, provided the Offering Member has also complied with the provisions of Section 10.05, to the extent applicable, the Offering Member may Transfer all of such Offered Units, at a price per Applicable Offered Unit not less than specified in the Offering Member Notice and on other terms and conditions which are not materially more favorable in the aggregate to the proposed purchaser than those specified in the Offering Member Notice, but only to the extent that such Transfer occurs within ninety (90) days after expiration of the ROFR Rightholder Option Period. Any Offered Units not Transferred within such 90-day period will be subject to the provisions of this Section 10.03 upon subsequent Transfer.

Section 10.04 Drag-Along Rights.

(a)   Participation.   At any time prior to the consummation of a Qualified Transaction, if one or more Members (together with their respective Permitted Transferees) holding no less than a majority of all the Common Units (such Member or Members, the "***Dragging Member***"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "***Drag-Along Sale***"), the Dragging Member shall have the right, after delivering the Drag-Along Notice in accordance with Section 10.04(c) and subject to compliance with Section 10.04(d), to require that each other Member (each, a "***Drag-Along Member***") participate in such sale (including, if necessary, by converting their Unit Equivalents into the Units to be sold in the Drag-Along Sale) in the manner set forth in Section 10.04(b).

(b)   Sale of Units.   Subject to compliance with Section 10.04(d):

(i) If the Drag-Along Sale is structured as a sale resulting in a majority of the Common Units of the Company on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-Along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-Along Sale, the number of Units and/or Unit Equivalents of such class or series equal to the product obtained by multiplying (i) the number of applicable Units on a Fully Diluted Basis held by such Drag-Along Member by (ii) a fraction (x) the numerator of which is equal to the number of applicable Units on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-Along Sale and (y) the denominator of which is equal to the number of applicable Units on a Fully Diluted Basis held by the Dragging Member at such time; and

(ii) If the Drag-Along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement (including Section 4.06), each Drag-Along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 13.03(c).

(c) **Sale Notice.** The Dragging Member shall exercise its rights pursuant to this Section 10.04 by delivering a written notice (the "***Drag-Along Notice***") to the Company and each Drag-Along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-Along Sale and, in any event, no later than twenty (20) Business Days prior to the closing date of such Drag-Along Sale. The Drag-Along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom such Units are proposed to be sold;

(ii) The proposed date, time, and location of the closing of the sale;

(iii) The number of each class or series of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-Along Sale, and the other material terms and conditions of the Drag-Along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d)   Conditions of Sale. The obligations of the Drag-Along Members in respect of a Drag-Along Sale under this Section 10.04 are subject to the satisfaction of the following conditions:

(i)   The consideration to be received by each Drag-Along Member shall be the same form and amount of consideration to be received by the Dragging Member per Unit of each applicable class or series (the Distribution of which shall be made in accordance with Section 10.04(b)) and the terms and conditions of such sale shall, except as otherwise provided in Section 10.04(d)(iii), be the same as those upon which the Dragging Member sells its Units; provided that the flow of funds with respect to such Drag-Along Sale shall In all events be In accordance with the distribution waterfall and priority set forth in Section 7.02 and Section 13.03(c);

(ii)   If the Dragging Member or any Drag-Along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-Along Members;

(iii)   Each Drag-Along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities, and agreements as the Dragging Member makes or provides in connection with the Drag-Along Sale; provided, that each Drag-Along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against the Drag-Along Member, and other matters relating to such Drag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; provided, further, that all representations, warranties, covenants, and indemnities shall be made by the Dragging Member and each Drag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-Along Member in connection with the Drag-Along Sale; and

(iv)   No Drag-Along Member is required to agree (unless such Drag-Along Member is a Company officer or employee) to any restrictive covenant in connection with the Drag-Along Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Drag-Along Sale) or any release of claims other than a release in customary form of claims arising solely in such Drag-Along Member's capacity as a Member of the Company.

(e)   Cooperation. Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 10.04(d)(iii).

(f)   **Expenses.** The fees and expenses of the Dragging Member incurred in connection with a Drag-Along Sale and for the benefit of all Drag-Along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-Along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-Along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Sale.

(g)   **Consummation of Sale.** The Dragging Member shall have ninety (90) days following the date of the Drag-Along Notice in which to consummate the Drag-Along Sale, on the terms set forth in the Drag-Along Notice (which 90-day period may be extended for a reasonable time not to exceed one-hundred and twenty (120) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Dragging Member has not completed the Drag-Along Sale, the Dragging Member may not then exercise its rights under this Section 10.04 without again fully complying with the provisions of this Section 10.04.

(h)   **Restrictions on Sales of Control of the Company.** No Member shall be a party to any Drag-Along Sale unless (i) all holders Units and/or Unit Equivalents are allowed to participate in such transaction(s) and (ii) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in this Agreement in effect immediately prior to the Drag-Along Sale (as if such transaction(s) were a Deemed Liquidation Event).

Section 10.05 Tag-Along Rights.

(a)   **Participation**. At any time prior to the consummation of a Qualified Transaction, and subject to the terms and conditions specified in Section 10.01, Section 10.02 and Section 10.03, if any Member (the "*Selling Member*") proposes to Transfer any of its Common Units (or any Unit Equivalents of such Units) to any Person (a "*Proposed Transferee*"), each other Member (each, a "*Tag-Along Member*") shall be permitted to participate in such sale (a "*Tag-Along Sale*") on the terms and conditions set forth in this Section 10.05.

(b)   **Application of Transfer Restrictions**. The provisions of this Section 10.05 shall only apply to Transfers in which:

(i)   The Company and Applicable ROFR Rightholders have not exercised their rights in full under Section 10.03 to purchase all of the Offered Units; and

(ii)   The Dragging Member has elected to not exercise its drag-along right under Section 10.04.

(c)   **Sale Notice.** Prior to the consummation of any Transfer of Common Units (or any Unit Equivalents of such Units) qualifying under <u>Section 10.05(b)</u>, and after satisfying its obligations pursuant to <u>Section 10.03</u>, the Selling Member shall deliver to the Company and each other Member holding Units (or any Unit Equivalents of such Units) a written notice (a "***Sale Notice***") of the proposed Tag-Along Sale as soon as practicable following the expiration of the ROFR Rightholder Option Period, and in no event later than five (5) Business Days thereafter. The Sale Notice shall make reference to the Tag-Along Members' rights hereunder and shall describe in reasonable detail:

(i)   The aggregate number of Common Units (or any Unit Equivalents of such Units) the Proposed Transferee has offered to purchase;

(ii)   The identity of the Proposed Transferee;

(iii)   The proposed date, time, and location of the closing of the Tag-Along Sale;

(iv)   The purchase price per applicable Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(v)   A copy of any form of agreement proposed to be executed in connection therewith.

(d)   **Exercise of Tag-Along Right**.

(i)   The Selling Member and each Tag-Along Member timely electing to participate in the Tag-Along Sale pursuant to <u>Section 10.05(d)(ii)</u> shall have the right to Transfer in the Tag-Along Sale the number of Common Units (and applicable Unit Equivalents, if any), equal to the product of (x) the aggregate number of Common Units (and applicable Unit Equivalents), as the case may be, that the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of Common Units on a Fully Diluted Basis then held by the applicable Member, and (B) the denominator of which is equal to the number of Common Units on a Fully Diluted Basis then held by the Selling Member and all of the Tag-Along Members timely electing to participate in the Tag-Along Sale pursuant to <u>Section 10.05(d)(ii)</u> (such amount with respect to the Common Units (and applicable Unit Equivalents, if any), the "Common Tag-Along Portion"). Notwithstanding anything to the contrary contained herein, if the Selling Member is either Newco or any other entity affiliated with the Sponsor or any of David L. Chessler or Gary S. Cohen, AND such Tag-Along Sale results in a Change in Control, the "Common Tag-Along Portion" with respect to the Holdings Member shall be all or any portion of the Units held by the Holdings Member as the Holdings Member determines In Its sole discretion. To the extent that the Holdings Member's Common Tag-Along Portion exceeds the amount of Units the Transferee wishes to acquire, the Selling Member shall purchase any such excess Units from the Holdings Member on the terms set forth in this <u>Section 10.05</u>.

(ii) Each Tag-Along Member shall exercise its right to participate in a Tag-Along Sale by delivering to the Selling Member a written notice (a "***Tag-Along Notice***") stating its election to do so and specifying the number of Common Units (up to its Common Tag-Along Portion) to be Transferred by it no later than ten (10) Business Days after receipt of the Sale Notice (the "***Tag-Along Period***").

(iii) The offer of each Tag-Along Member set forth in a Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-Along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 10.05.

(e) **[INTENTIONALLY OMITTED.]**

(f) **Waiver.** Each Tag-Along Member who does not deliver a Tag-Along Notice in compliance with Section 10.05(d)(ii) shall be deemed to have waived all of such Tag-Along Member's rights to participate in the Tag-Along Sale with respect to the Common Units (and/or Unit Equivalents) owned by such Tag-Along Member, and the Selling Member shall (subject to the rights of any other participating Tag-Along Member) thereafter be free to sell to the Proposed Transferee the Units and/or Unit Equivalents identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions which are not in the aggregate materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-Along Members.

(g) **Conditions of Sale**.

(i) Each Member participating in the Tag-Along Sale shall receive the same consideration per Common Unit after deduction of such Member's proportionate share of the related expenses in accordance with Section 10.05(i) below.

(ii) Each Tag-Along Member shall make or provide the same representations, warranties, covenants, indemnities, and agreements as the Selling Member makes or provides in connection with the Tag-Along Sale; provided, that each Tag-Along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against the Tag-Along Member, and other matters relating to such Tag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; provided, further, that all representations, warranties, covenants, and indemnities shall be made by the Selling Member and each Tag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-Along Member in connection with the Tag-Along Sale.

(iii) Each holder of then currently exercisable Unit Equivalents with respect to a class or series of Units proposed to be Transferred in a Tag-Along Sale shall be given an opportunity to convert such Unit Equivalents into the applicable class or series of Units prior to the consummation of the Tag-Along Sale and participate in such sale as holders of such class or series of Units.

(h) **Cooperation.** Each Tag-Along Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to Section 10.05(g)(ii).

(i) **Expenses.** The fees and expenses of the Selling Member incurred in connection with a Tag-Along Sale and for the benefit of all Tag-Along Members (it being understood that costs incurred by or on behalf of a Selling Member for its sole benefit will not be considered to be for the benefit of all Tag-Along Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-Along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Tag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-Along Sale.

(j) **Consummation of Sale.** The Selling Member shall have sixty (60) days following the expiration of the Tag-Along Period in which to consummate the Tag-Along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-Along Notice (which such 60-day period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling Member has not completed the Tag-Along Sale, the Selling Member may not then effect a Transfer that is subject to this Section 10.05 without again fully complying with the provisions of this Section 10.05.

(k) **Transfers in Violation of the Tag-Along Right.** If the Selling Member sells or otherwise Transfers to the Proposed Transferee any of its Units in breach of this Section 10.05, then each Tag-Along Member shall have the right to sell to the Selling Member, and the Selling Member undertakes to purchase from each Tag-Along Member, the number of Units of each applicable class or series that such Tag-Along Member would have had the right to sell to the Proposed Transferee pursuant to this Section 10.05, for a per Unit amount and form of consideration and upon the terms and conditions on which the Proposed Transferee bought such Units from the Selling Member, but without indemnity being granted by any Tag-Along Member to the Selling Member; provided, that nothing contained in this Section 10.05(k) shall preclude any Member from seeking alternative remedies against such Selling Member as a result of its breach of this Section 10.05. The Selling Member shall also reimburse each Tag-Along Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-Along Member's rights under this Section 10.05(k).

ARTICLE XI
COVENANTS

Section 11.01 Confidentiality.

    (a)   Each Management Member *other than* the Initial Management Members and who is a natural Person acknowledges that during the term of this Agreement, he or she will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company, the Company Subsidiaries, and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "Confidential Information"). In addition, each Management Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Management Member is subject, no Management Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Management Member monitoring and analyzing his investment in the Company or performing his duties as a Manager, Officer, employee, consultant, or other service provider of the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during his association or employment with the Company or thereafter, any Confidential Information of which such Management Member is or becomes aware. Each Management Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

    (b)   Nothing contained in Section 11.01(a) shall prevent any Management Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Management Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Management Member's Representatives who, in the reasonable judgment of such Management Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 11.01 as if a Management Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Management Member, as long as such Transferee agrees to be bound by the provisions of this Section 11.01 as if a Management Member; provided, that in the case of clause (i), (ii) or (iii), such Management Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of <u>Section 11.01(a)</u> shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Management Member in violation of this Agreement; (ii) is or becomes available to a Management Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Management Member and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Management Member without use of Confidential Information; or (iv) becomes available to the receiving Management Member or any of its Representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective Representatives; provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its Representatives.

Section 11.02 Non-Compete; Non-Solicit.

(a) **Non-Compete.** In light of each Management Member's access to Confidential Information and position of trust and confidence with the Company, each Management Member hereby agrees that, during the period of his continued employment or other engagement with the Company or any Company Subsidiary and for a period of one (1) year, running consecutively, beginning on the last day of the Management Member's employment or other engagement with the Company or any Company Subsidiary for any reason or no reason (the "***Restricted Period***"), such Management Member shall not (x) render services or give advice to, or affiliate with (as employee, partner, consultant, or otherwise), or (y) directly or indirectly through one or more of any of their respective Affiliates, own, manage, operate, control, or participate in the ownership, management, operation, or control of, any Competitor or any division or business segment of any Competitor; provided, that nothing in this <u>Section 11.02(a)</u> shall prohibit such Management Member or any of his Permitted Transferees or any of their respective Affiliates from acquiring or owning, directly or indirectly:

> **(i)** Up to 2% of the aggregate voting securities of any Competitor that is a publicly traded Person; or

> **(ii)** Up to 2% of the aggregate voting securities of any Competitor that is not a publicly traded Person, so long as neither such Management Member nor any of its Permitted Transferees, directly or indirectly through one or more of their respective Affiliates, designates a member of the board of directors (or similar body) of such Competitor or its Affiliates or is granted any other governance rights with respect to such Competitor or its Affiliates (other than customary governance rights granted in connection with the ownership of debt securities).

> For purposes of this <u>Section 11.02(a)</u>, "Competitor" means any other Person engaged, directly or indirectly, in whole or in part, in the same or similar business as the

Company, including those engaged in the business of unattended retail technology in North America.

(b)   **Non-Solicit of Employees.** In light of each Management Member's access to Confidential Information and position of trust and confidence with the Company, each Management Member further agrees that, during the Restricted Period, he or she shall not, directly or indirectly through one or more of any of their respective Affiliates, hire or solicit, or encourage any other Person to hire or solicit, any individual who has been employed by the Company or any Company Subsidiary within one (1) year prior to the date of such hiring or solicitation, or encourage any such individual to leave such employment. This Section 11.02(b) shall not prevent a Management Member from hiring or soliciting any employee or former employee of the Company or any Company Subsidiary who responds to a general solicitation that is a public solicitation of prospective employees and not directed specifically to any Company or Company Subsidiary employees.

(c)   **Non-Solicit of Clients.** In light of each Management Member's access to Confidential Information and position of trust and confidence with the Company, each Management Member further agrees that, during the Restricted Period, he or she shall not, directly or indirectly through one or more of any of their respective Affiliates, solicit or entice, or attempt to solicit or entice, any clients, customers, or suppliers of the Company or any Company Subsidiary for purposes of diverting their business or services from the Company.

(d)   **Blue Pencil.** If any court of competent jurisdiction determines that any of the covenants set forth in this Section 11.02, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to modify any such unenforceable provision in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Section 11.02, or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by Applicable Law. The parties hereto expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. Notwithstanding anything to the contrary herein or otherwise, the terms of this Section 11.02 shall only apply to Management Members that reside in states in which such terms are lawful; for the avoidance of doubt, the provisions of this Section do not apply to Management Members that are natural persons and that are residents of the State of California.

Section 11.03 Right to Conduct Activities. The Company hereby agrees and acknowledges that the Holdings Member, the Sponsor and Jukka (together with each of its Affiliates) (collectively, the "*Investment Member Companies*") are each a professional investment organization, and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). Nothing in this Agreement shall preclude or in any way restrict the Investment Member Companies from evaluating or purchasing securities, including publicly traded securities, of a particular enterprise, or investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company; and the Company hereby agrees that, to the extent permitted under applicable law, the Investment Member Companies shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by any of the Investment Member Companies in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of any of the Investment Member Companies to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company.


ARTICLE XII
ACCOUNTING; TAX MATTERS


Section 12.01 Financial Statements. The Company shall furnish to each Member holding 5% or more of the Common Units of the Company assuming the conversion of any Unit Equivalents held by such Member (each, a "***Qualified Member***") the following reports:

(a) **Annual Financial Statements.** As soon as available, and in any event within ninety (90) days after the end of each Fiscal Year, unaudited consolidated balance sheets of the Company and Company Subsidiaries as at the end of each such Fiscal Year and unaudited consolidated statements of income, cash flows, and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year, prepared in accordance with GAAP, applied on a basis consistent with prior years, that fairly present in all material respects the financial condition of the Company and Company Subsidiaries as of the dates thereof and the results of their operations and changes in their cash flows and Members' equity for the periods covered thereby, and certified by the principal financial or accounting officer of the Company.

(b) **Quarterly Financial Statements.** As soon as available, and in any event within forty-five (45) days after the end of each quarterly accounting period in each Fiscal Year (other than the last fiscal quarter of the Fiscal Year), unaudited consolidated balance sheets of the Company and Company Subsidiaries as at the end of each such fiscal quarter and for the current Fiscal Year to date and unaudited consolidated statements of income, cash flows, and Members' equity for such fiscal quarter and for the current Fiscal Year to date, in each case setting forth in comparative form the figures for the corresponding periods of the previous fiscal quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto), and certified by the principal financial or accounting officer of the Company.

Section 12.02 Inspection Rights. Upon reasonable notice from a Qualified Member, the Company shall, and shall cause its Managers, Officers, and employees to, afford each Qualified Member and its Representatives reasonable access during normal business hours to (i) the Company's and the Company Subsidiaries' properties, offices, plants, and other facilities, (ii) the corporate, financial and similar records, reports, and documents of the Company and the Company Subsidiaries, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters, and communications with Members or Managers, and to permit each Qualified Member and its Representatives to examine such documents and make copies thereof, and (iii) the Company's and the Company Subsidiaries' Officers, senior employees, and public accountants, and to afford each Qualified Member and its Representatives the opportunity to discuss and advise on the affairs, finances, and accounts of the Company and the Company Subsidiaries with their Officers, senior employees, and public accountants (and the Company hereby authorizes said accountants to discuss with such Qualified Member and its Representatives such affairs, finances, and accounts).

Section 12.03 Budget. Not later than thirty (30) days prior to the commencement of each Fiscal Year, the Company shall prepare, submit to, and obtain the approval of the Board of a business plan and monthly and annual operating budgets for the Company and Company Subsidiaries in detail for the upcoming Fiscal Year, including capital and operating expense budgets, cash flow projections, covenant compliance calculations of all outstanding and projected indebtedness, and profit and loss projections, all itemized in reasonable detail (including itemization of provisions for Officers' compensation) (the "***Budget***"). The Company and the Subsidiaries shall use commercially reasonable efforts to operate in all material respects in accordance with the Budget. The Company shall review the Budget periodically and shall not make any material changes thereto without the approval of the Board.

Section 12.04 Tax Matters Representative.

(a)   Appointment. The Members hereby appoint Sponsor as the "partnership representative" as provided in Code Section 6223(a) (the "***Tax Matters Representative***"). If Sponsor ceases to be the Tax Matters Representative for any reason, the Board shall appoint a new Tax Matters Representative. The Tax Matters Representative shall appoint an individual meeting the requirements of Treasury Regulation Section 301.6223-1(c)(3) as the sole person authorized to represent the Tax Matters Representative in audits and other proceedings governed by the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "***Revised Partnership Audit Rules***").

(b)   Tax Examinations and Audits. The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings, and shall have discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority; provided, however, that prior to making any such action or determination the Tax Matters Representative will consult with and obtain approval from the Board. The Company and its Members shall be bound by the actions taken by the Tax Matters Representative.

(c)   US Federal Tax Proceedings. In the event of an audit of the Company the Tax Matters Representative shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Tax Matters Representative or the Company under the Revised Partnership Audit Rules (including any election under Code Section 6226); provided, however, that prior to making any such elections or actions the Tax Matters Representative will consult with and obtain approval from the Board and the Tax Matters representative shall make any tax election if directed by the Board. If an election under Code Section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b). To the extent that the Company does not make an election under Code Section 6221(b) or Code Section 6226, the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5), to the extent such modification would reduce any taxes payable by the Company. Each Member agrees to cooperate with the Tax Matters Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Representative with respect to the conduct of examinations under the Revised Partnership Audit Rules; provided, that a Member shall not be required to file an amended federal income tax return, as described in Code Section 6225(c)(2)(A), or pay any tax due and provide information to the Internal Revenue Service as described in Code Section 6225(c)(2)(B).

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 7.05.

Section 12.05 Tax Returns. At the expense of the Company, the Board (or any Officer that it may designate pursuant to Section 8.09) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company Subsidiaries own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Board or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state, and local income tax returns for such Fiscal Year.

Section 12.06 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Board, in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Board. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Board may designate.

ARTICLE XIII
DISSOLUTION AND LIQUIDATION

Section 13.01 Events of Dissolution. The Company shall be dissolved, and its affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Board to dissolve the Company;

(b) An election to dissolve the Company made by holders of a majority of the Common Units;

(c) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(d) The entry of a decree of judicial dissolution under the Wyoming Act; provided however, that no Member may petition any court or tribunal for judicial dissolution without the consent of the Sponsor.

Section 13.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 13.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been Distributed as provided in Section 13.03 and the Articles shall have been cancelled as provided in Section 13.04.

Section 13.03 Liquidation. If the Company is dissolved pursuant to Section 13.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Wyoming Act and the following provisions:

(a) **Liquidator**. The Board, or, if the Board is unable to do so, a Person selected by the holders of a majority of the Common Units, shall act as liquidator to wind up the Company (the "*Liquidator*"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members in accordance with 0.

(d)   Discretion of Liquidator.   Notwithstanding the provisions of Section 13.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 13.03(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed will be valued at its Fair Market Value.

Section 13.04 Cancellation of Certificate. Upon completion of the Distribution of the assets of the Company as provided in Section 13.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Articles in the State of Wyoming and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Wyoming and shall take such other actions as may be necessary to terminate the Company.

Section 13.05 Survival of Rights, Duties, and Obligations. Dissolution, liquidation, winding up, or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up, or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up, or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 14.03.

Section 13.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss, and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Board, the Liquidator, or any other Member.

ARTICLE XIV
EXCULPATION AND INDEMNIFICATION

Section 14.01 Exculpation of Covered Persons.

(a)   **Covered Persons.** As used herein, the term "***Covered Person***" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent, or representative of each Member, and each of their controlling Affiliates, and (iii) each Manager, Officer, employee, agent, or representative of the Company.

(b)   **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Net Income, or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Wyoming Act.

Section 14.02 Liabilities and Duties of Covered Persons.

(a)   **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 14.03 Indemnification.

    (a)   **Indemnification.** To the fullest extent permitted by the Wyoming Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Wyoming Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "*Losses*") to which such Covered Person may become subject by reason of:

    (i)   Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, or any direct or indirect Subsidiary of the foregoing in connection with the business of the Company; or

    (ii)   The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee, or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee, or agent of any Person including the Company or any Company Subsidiary;

    provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

    (b)   **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 14.03; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 14.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity.** The indemnification provided by this Section 14.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 14.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 14.03 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(d)   **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 14.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f)   **Savings Clause.** If this Section 14.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 14.03 to the fullest extent permitted by any applicable portion of this Section 14.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g)   **Amendment.** The provisions of this Section 14.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 14.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Section 14.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 14.04 Survival. The provisions of this <u>ARTICLE XIV</u> shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE XV
MISCELLANEOUS

Section 15.01 Expenses. Except as otherwise expressly provided herein, or as set forth in the Secured Convertible Note Purchase Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 15.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 15.03 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this <u>Section 15.03</u>):

If to the Company:	7519 Pennsylvania Avenue, Suite 101 Sarasota, FL 34209 E-mail: gary@automatedrt.com Attention: Chief Executive Officer
With a copy to:	McIntyre Thanasides PA 500 W. Kennedy Blvd., Suite 200 Tampa, FL 33602 E-mail: rich@mcintyrefirm.com Attention: Richard J. McIntyre, Esq.
If to Sponsor:	1777 Main Street, 9th Floor

Sarasota, FL 34236
E-mail: david@chesslerholdings.com
Attention: Chief Executive Officer

If to the Holdings Member:

2525 E. Camelback Road, Suite 850
Phoenix, AZ 85016
E-mail: peter@najafi.com
Attention: Chief Financial Officer

With a copy to:

Ballard Spahr LLP
1801 13th St., Suite 308
Boulder, CO 80302
E-mail: seilern@ballardspahr.com
Attention: Nathan E. Seiler, Esq.

If to Jukka:

Jukka, Inc.
640 N. LaSalle St., Suite 295
Chicago, Illinois 60654
Attention: Howard Draft
Email: H.draft@gmail.com

With a copy to:

Katten Muchin Rosenman LLP
525 W. Monroe Street
Chicago, Illinois 60661-3693
Attention: Jeffrey R. Patt
Email: Jeffrey.patt@katten.com

If to a Management Member, to such Management Member's respective mailing address as set forth on the Members Schedule.

Section 15.04 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 15.05 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Subject to Section 11.02(d), upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 15.06 Entire Agreement. This Agreement, together with the Articles, the Secured Convertible Note Purchase Agreement, and the Contribution Agreement, and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter, including the Original Agreement.

Section 15.07 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 15.08 No Third-party Beneficiaries. Except as provided in ARTICLE XIV, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors, and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 15.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and Members holding a majority of the Common Units; provided that no amendment or modification of this Agreement that negatively and disproportionately impacts the express rights of the Holdings Member relative to the other Members shall be effective unless such instrument is executed by the Holdings Member. Any such written amendment or modification will be binding upon the Company and each Member; provided, that an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (i) such Member relative to the rights of other Members in respect of Units of the same class or series or (ii) a class or series of Units relative to the rights of another class or series of Units, shall in each case be effective only with that Member's consent or the consent of the Members holding a majority of the Units in that class or series, as applicable. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Board without the consent of or execution by the Members.

Section 15.10 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. For the avoidance of doubt, nothing contained in this Section 15.10 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 4.07(f), Section 8.04(c), Section 9.01(d), Section 10.03(d)(v), Section 10.04(b)(ii), Section 10.05(f), and Section 15.13 hereof.

Section 15.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Wyoming, without giving effect to any choice or conflict of law provision or rule (whether of the State of Wyoming or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Wyoming.

Section 15.12 Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity of this Agreement, shall be settled by arbitration, in accordance with the dispute resolution procedures defined and detailed in Section 7.12 of the Secured Convertible Note Purchase Agreement and such terms shall apply to this Agreement mutatis mutandis.

Section 15.13 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 15.14 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 15.15 [Reserved]

Section 15.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 14.02 to the contrary.

Section 15.17 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 15.18 Initial Public Offering.

(a) **Initial Public Offering**. If at any time the Board desires to cause (i) a Transfer of all or a substantial portion of (x) the assets of the Company or (y) the Units to a newly organized corporation or other business entity (an "***IPO Entity***"), (ii) a merger or consolidation of the Company into or with a IPO Entity as provided under the Wyoming Act or otherwise, or (iii) another restructuring of all or substantially all the assets or Units of the Company into an IPO Entity, including by way of the conversion of the Company into a Delaware corporation as provided under the Wyoming Act (any such corporation also herein referred to as an "IPO Entity"), in any such case in anticipation of or otherwise in connection with an Initial Public Offering of securities of an IPO Entity or its Affiliate (an "Initial Public Offering"), each Member shall take such steps to effect such Transfer, merger, consolidation, conversion, or other restructuring as may be reasonably requested by the Board, including, without limitation, executing and delivering all agreements, instruments, and documents as may be reasonably required and Transferring or tendering such Member's Units to an IPO Entity in exchange or consideration for shares of capital stock or other equity interests of the IPO Entity, determined in accordance with the valuation procedures set forth in Section 15.18(b).

(b)   **Fair Market Value**. In connection with a transaction described in Section 15.18(a), the Board shall, in good faith but subject to the following sentence, determine the Fair Market Value of the assets and/or Units Transferred to, merged with, or converted into shares of the IPO Entity, the aggregate Fair Market Value of the IPO Entity, and the number of shares of capital stock or other equity interests to be issued to each Member in exchange or consideration therefor. In determining Fair Market Value, (i) the offering price of the Initial Public Offering shall be used by the Board to determine the Fair Market Value of the capital stock or other equity interests of the IPO Entity and (ii) the Distributions that the Members would have received with respect to their Units, including Incentive Units, if the Company were dissolved, its affairs wound up, and Distributions made to the Members in accordance with Section 13.03(c) shall determine the Fair Market Value of the Units. In addition, any Units (including Incentive Units) to be converted into or redeemed or exchanged for shares of the IPO Entity shall receive shares with substantially equivalent economic, governance, priority, and other rights and privileges as in effect immediately prior to such transaction (disregarding the tax treatment of such transaction).

(c)   **Appointment of Proxy**. Each Member hereby makes, constitutes and appoints the Company, with full power of substitution and resubstitution, its true and lawful attorney, for it and in its name, place, and stead and for its use and benefit, to act as its proxy in respect of any vote or approval of Members required to give effect to this Section 15.18, including any vote or approval required under the Wyoming Act. The proxy granted pursuant to this Section 15.18(c) is a special proxy coupled with an interest and is irrevocable.

(d)   **Lock-up Agreement**. Each Member hereby agrees that such Member shall not, without the prior written consent of the managing underwriter, during the period commencing on the effective date of the final prospectus relation to the registration by the Company or the IPO Entity of Its equity securities under the Securities Act on a registration statement on Form S-1 and ending on the date specified by such managing underwriter (such period not to exceed 180 days in the case of an Initial Public Offering or 90 days in the case of any registration other than an Initial Public Offering), (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, hedge the beneficial ownership of, or otherwise dispose of, directly or indirectly, any Units or Unit Equivalents (including any equity securities of the IPO Entity) (whether such Units or Unit Equivalents or any such securities are then owned by the Member or are thereafter acquired), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units or Unit Equivalents (including equity securities of the IPO Entity) or such other securities, in cash or otherwise. The foregoing provisions of this Section 15.18(d) shall not apply to sales of securities to be included in such Initial Public Offering or other offering if otherwise permitted, and shall be applicable to the Members only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all Members owning more than 5% of the Company's outstanding Common Units (or the IPO Entity's equivalent common equity securities). Each Member agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. Notwithstanding anything to the contrary contained in this Section 15.18(d), each Member shall be released, pro rata, from any lock-up agreement entered into pursuant to this Section 15.18(d) in the event and to the extent that the managing underwriter or the Company permit any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any officer, director or holder of greater than 5% of the Company's outstanding Common Units (or the IPO Entity's equivalent common equity securities).

Section 15.19 Piggyback Registration Rights.

(a)   If the Company at any time proposes to register any of its equity securities (including the Units or shares of common stock into which Units may be converted or for which Units may be contributed, in each case, as contemplated by Section 15.18) under the Securities Act for sale to the public (whether for its own account or for the account of any of the Members or other security holders or both) (except with respect to (i) registration statements on Form S-4 or any comparable or successor form in connection with any acquisition of any entity or business by the Company or its subsidiaries, (ii) Form S-8 or any comparable or successor form in connection with shares issuable pursuant to option or employee benefit plans or (iii) any other form not available for registering securities of the Company for sale to the public), the Company shall give written notice thereof to the Holdings Member and the Sponsor Members (each a "***Public Offering Notice***"). Upon the written request of any of the Holdings Member or Sponsor Members received by the Board within fifteen (15) days after delivery of the applicable Public Offering Notice, to register any of its equity securities (including the Units or shares of common stock into which Units may be converted or for which Units maybe contributed, in each case, as contemplated by Section 15.18) ("***Registrable Securities***"), the Company will use its commercially reasonable efforts to cause the Registrable Securities of such Member as to which registration shall have been so requested to be included in the equity securities to be registered under or covered by the registration statement proposed to be filed by the Company. Such inclusion of a Member's Registrable Securities shall be conditioned upon such Member providing the Company with customary information regarding such Member, the Registrable Securities held by such Member and such Member's proposed plan of distribution of such Registrable Securities as promptly as requested by the Company.

(b)   In the event that any registration pursuant to this Section 15.19 shall be, in whole or in part, an underwritten public offering, any Holdings Member or Sponsor Member requesting inclusion of any of its Registrable Securities in the applicable registration statement shall be required to execute a customary underwriting agreement as a condition to such inclusion. If the managing underwriter or the Company shall be of the opinion that the inclusion of Registrable Securities by any such Member(s) would adversely affect the marketing of the securities to be sold by the Company in the offering, then the number of such Members' Registrable Securities to be included in the applicable offering may be reduced *pro rata* among the requesting Members based upon the number of Registrable Securities owned by all of the Holdings Member and Sponsor Members.

(c)   The Company shall cause the obligations under this Section 15.19 to be assumed by the issuer of the Registrable Securities upon any dissolution, liquidation or winding up of the Company or the conversion of the Company into a corporation, in each case, in connection with an Initial Public Offering.

(d)   All reasonable Company and Member expenses incident to the Company's performance of or compliance with this Section 15.19, including, without limitation, all registration and filing fees, fees and expenses for listing the securities to be registered on each securities exchange on which they are to be listed, fees and expenses of compliance with securities or blue sky laws, listing application fees, printing expenses, transfer agent's and registrar's fees, cost of distributing prospectuses in preliminary and final form as well as any supplements thereto, and fees and disbursements of counsel for the Company and all independent certified public accountants and other Persons retained by the Company shall be borne by the Company. In connection with each registration initiated hereunder, the Company shall reimburse the Holdings Member and the Sponsor Members covered by such registration or sale for the reasonable, out-of-pocket and documented fees and disbursements of one law firm chosen by the holders of a majority of the number of shares of registrable common stock included in such registration or sale. The obligation of the Company to bear the expenses and to reimburse such Members for the expenses described in this Section 15.19 shall apply irrespective of whether a registration, once properly demanded, if applicable, becomes effective, is withdrawn or suspended, is converted to another form of registration and irrespective of when any of the foregoing shall occur.

Signature page follows:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

Automated Retail Technologies LLC

Ben Porter
Ben Porter (Apr 6, 2023 16:55 GMT+1)

By: Benjamin E. Porter
Its: Chief Executive Officer

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Members:

Chessler Holdings, LLC

David Chessler (Apr 6, 2023 14:34 EDT)

By: David L. Chessler

Its: Manager

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Members:

AUTOMATED RETAIL INVESCO LLC

By: Chessler Holdings, LLC
Its: Manager

David Chessler (Apr 6, 2023 14:35 EDT)

By: David L. Chessler
Its: Manger

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Members:

ART HOLDINGS 1021, LLC

Peter Keane
Peter Keane (Apr 6, 2023 13:45 PDT)
_____

By: Peter Keane
Its: Authorized Signatory

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Members:

KENSINGTON HILL PARTNERS, LLC

Jeffrey H Sopp
_{Jeffrey H Sopp (Apr 6, 2023 15:43 EDT)}

By: Jeffrey H. Sopp
Its: Chief Executive Officer

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Members:

Gary Cohen
Gary Cohen (Apr 6, 2023 13:41 CDT)

Print Name: Gary S. Cohen

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Members:

David Chessler (Apr 6, 2023 14:36 EDT)

Print Name: David L. Chessler

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Members:

Eduardo Lopez (Apr 6, 2023 13:00 EDT)

Print Name: Eduardo Lopez

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Members:

Jukka, Inc.

By: _____
Howard Draft, Chief Executive Officer

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Members:

Ben Porter
Ben Porter (Apr 6, 2023 16:54 GMT+1)

Print Name: Benjamin E. Porter

[Signature Page to Third Amended and Restated Limited Liability Company Agreement]

<u>EXHIBIT A</u>

FORM OF JOINDER AGREEMENT

EXHIBIT B

[INTENTIONALLY OMITTED.]

SCHEDULE A

MEMBERS SCHEDULE

Member Name and Address	Voting Common Units	Incentive Units
Chessler Holdings, LLC 50 Central Avenue, Suite 800 Sarasota, FL 34236	79,955	
Automated Retail InvesCo LLC 50 Central Avenue, Suite 800 Sarasota, FL 34236	718,075	
Gary S. Cohen 50 Central Avenue, Suite 800 Sarasota, FL 34236	29,498	
Kensington Hill Partners, LLC 50 Central Avenue, Suite 800 Sarasota, FL 34236	3,998	
J. Benjamin E. Porter 50 Central Avenue, Suite 800 Sarasota, FL 34236	10,480	
David L. Chessler 50 Central Avenue, Suite 800 Sarasota, FL 34236	3,998	
Eduardo Lopez 50 Central Avenue, Suite 800 Sarasota, FL 34236	3,998	
ART Holdings 1021, LLC 2525 E. Camelback Road, Suite 850 Phoenix, AZ 85016	1	
Jukka, Inc. 640 N. LaSalle St., Suite 295 Chicago, Illinois 60654 Attention: Howard Draft Email: H.draft@gmail.com	45,587	
Howard Draft 640 N. LaSalle St., Suite 295 Chicago, Illinois 60654 Email: H.draft@gmail.com		6,534
Total	895,739	6,534

SCHEDULE B

MANAGERS SCHEDULE

Manager Name and Address
David L. Chessler, 50 Central Ave, Suite 800, Sarasota, FL 34236
J. Benjamin E. Porter, 50 Central Avenue, Suite 800, Sarasota, FL 34236
Eduardo Lopez, 50 Central Avenue, Suite 800, Sarasota, FL 34236
Matt Behrens, 2525 E. Camelback Road, Suite 850, Phoenix, AZ 85016
Gary S. Cohen, 50 Central Avenue, Suite 800, Sarasota, FL 34236
Howard Draft, 640 N. LaSalle St., Suite 295, Chicago, Illinois 60654

AMENDMENT TO
THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF AUTOMATED RETAIL TECHNOLOGIES LLC

THIS AMENDMENT TO THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF AUTOMATED RETAIL TECHNOLOGIES LLC (this "*Amendment*") is made and entered into effective as of January 22, 2026 (the "*Effective Date*"), by and among AUTOMATED RETAIL TECHNOLOGIES LLC, a Wyoming limited liability company (the "*Company*"), the Members of the Company constituting the "*Requisite Members*" pursuant to **Section 15.09** of the LLC Agreement (as defined below). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the LLC Agreement.

BACKGROUND:

1. The Company and the Members are parties to that certain Third Amended and Restated Limited Liability Company Agreement of Automated Retail Technologies LLC, dated as of April 6, 2023, as amended, supplemented, or otherwise modified from time to time (the "*LLC Agreement*");

2. Pursuant to **Section 15.09** of the LLC Agreement, the LLC Agreement may be amended by the Company and Members holding a majority of the Common Units (the "*Requisite Members*"), subject to the terms and conditions set forth therein;

3. In connection with a private placement of Common Units of the Company (the "*Private Placement*"), the Company has issued and sold, or is contemporaneously issuing and selling, Common Units to JUST BAKED KIOSK, LLC, an Illinois limited liability company (the "*SPV Member*") pursuant to that certain Unit Purchase Agreement dated as of the Effective Date (the "*Unit Purchase Agreement*"), in exchange for cash capital contributions to the Company;

4. As a material inducement to the SPV Member to enter into the Unit Purchase Agreement and make the SPV Capital Contribution, and as a negotiated condition to the consummation of the Private Placement, the Company and the Requisite Members have agreed to amend the LLC Agreement to establish certain preferential distribution rights and related economic provisions applicable to the SPV Member as set forth herein, which amendment has been reviewed and approved by the SPV Member prior to execution hereof; and

5. The Company and the Requisite Members desire to enter into this Amendment to reflect the foregoing agreements and understandings, effective as of the Effective Date.

TERMS AND CONDITIONS:

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. <u>Definitions</u>. **Section 1.01** of the LLC Agreement is hereby amended to add the following defined terms in appropriate alphabetical order:

"***Ausdal Preferred Return***" means, with respect to the SPV Member, an amount equal to two and twenty-five hundredths (2.25) multiplied by the SPV Capital Contribution. For the avoidance of doubt, the Ausdal Preferred Return constitutes a preferential distribution right solely for purposes of the distribution waterfall set forth in **Section 7.02** and does not create a separate class or series of Units.

"***Converted Equity Investment***" means any Units issued by the Company upon the conversion, exchange, or settlement of indebtedness or convertible securities of the Company, including without limitation convertible promissory notes, SAFEs, or similar instruments. For purposes of determining distribution rights and Unreturned Capital Contributions, such Units shall be deemed issued in exchange for Capital Contributions in an amount equal to the principal amount of indebtedness (and any accrued but unpaid interest) so converted.

"***Excluded Issuances***" means any Units or Unit Equivalents (including without limitation options, warrants, or similar rights to acquire Units) issued by the Company (i) pursuant to any incentive compensation or equity incentive plan, including Incentive Units, (ii) in consideration of placement agent, broker-dealer, promotional, marketing, advisory, or similar services, or (iii) in connection with strategic or commercial arrangements approved by the Board of Managers, in each case where such issuances are not made in exchange for Capital Contributions.

"***Priority Return Amount***" means:

    (1) with respect to the Holdings Member, its Unreturned Holdings Capital Contribution; and

    (2) with respect to the SPV Member, an amount equal to the Ausdal Preferred Return.

"***Remaining Priority Return Amount***" means, as of any distribution date, the excess of such Member's Priority Return Amount over all distributions previously made to such Member pursuant to Section 7.02(a)(i) of the Agreement as amended hereby.

"***Secondary Transfer***" means any Transfer of outstanding Units by an existing Member in which such Units are not newly issued by the Company and no additional Capital Contribution is made to the Company in connection therewith.

"***SPV Capital Contribution***" means the aggregate amount contributed to the Company by the SPV Member in exchange for Units pursuant to the Private Placement and Unit Purchase Agreement. For the avoidance of doubt, SPV Capital Contribution shall exclude (i) any Units constituting Excluded Issuances and (ii) any Units acquired by the SPV Member via Secondary Transfer rather than direct investment in the Company.

"*SPV Member*" means Just Baked Kiosk, LLC, an Illinois limited liability company, together with any Permitted Transferee that (i) is permitted under the LLC Agreement and (ii) is expressly approved in writing by the Board of Managers and the SPV Member to succeed to the preferential distribution rights associated with the SPV Capital Contribution.

"*Unreturned Capital Contributions*" means, with respect to any Member as of any determination date, the excess, if any, of (i) the aggregate Capital Contributions made by such Member to the Company in exchange for Units over (ii) the aggregate distributions of cash or property made to such Member that are designated by the Board of Managers as returns of capital. For the avoidance of doubt, this definition is of general application and shall not modify the definition or calculation of Unreturned Holdings Capital Contribution applicable to the Holdings Member under the LLC Agreement.

2. Amendment to Section 7.02 – Distribution Waterfall.

   a. **Section 7.02(a)** of the LLC Agreement is hereby amended and restated in its entirety to read as follows:

   Section 7.02(a) Distributions of Distributable Proceeds. Subject to applicable law and any limitations contained elsewhere in this Agreement, Distributable Proceeds shall be distributed by the Company in the following order of priority:

   (i) First, to the Holdings Member and the SPV Member, *pari passu* and without priority between them, in proportion to their respective Remaining Priority Return Amounts, until each has received distributions equal to its respective Priority Return Amount. Distributions within this tier shall be recalculated after each distribution so that remaining amounts continue to be allocated in proportion to the Members' respective Remaining Priority Return Amounts.

   (ii) Second, to all Members (other than the Holdings Member and the SPV Member), including for the avoidance of doubt the holders of Effective Date Incentive Units, pro rata in accordance with their respective Unreturned Capital Contributions until all such Unreturned Capital Contributions have been returned in full. For the avoidance of doubt, Units constituting Converted Equity Investments shall be deemed issued in exchange for Capital Contributions for purposes of this **Section 7.02(a)(ii)**.

   (iii) Thereafter, to all Members holding Units, pro rata in accordance with the number of Units held by each such Member; provided that Units constituting Excluded Issuances (other than the Effective Date Incentive Units) shall participate only in distributions pursuant to this **Section 7.02(a)(iii)** and shall not participate in **Sections 7.02(a)(i)** or **(ii)**.

3. <u>Amendment Relating to Ratchet, Anti-Dilution and Most Favored Nations Protections</u>. Notwithstanding anything to the contrary contained in the LLC Agreement, including without limitation any provision relating to anti-dilution adjustments, price-based ratchets, most favored nations protections, or similar economic adjustment rights applicable to the SPV Member or its Units:

   a. The issuance of any Units constituting Excluded Issuances shall not trigger, result in, or otherwise give rise to any adjustment, repricing, additional Unit issuance, or other economic protection in favor of the SPV Member, including without limitation any ratchet, anti-dilution, or most favored nations protection.

   b. For the avoidance of doubt, Excluded Issuances include, without limitation, Units issued:

      i. as incentive compensation;

      ii. in connection with marketing, promotional, advisory, or strategic partnership arrangements;

      iii. to brand ambassadors, influencers, placement partners, or similar commercial counterparties; or

      iv. pursuant to Board-approved equity incentive or strategic issuance programs.

   c. Units issued pursuant to Excluded Issuances shall be subject to the distribution participation limitations set forth in **Section 7.02(a)(iv)** (as amended hereby) and shall not participate in any preferential return, capital catch-up, or similar distribution tier ahead of residual distributions.

   d. The transfer of Units by existing Members in bona fide secondary transactions shall not constitute an issuance for purposes of any ratchet, anti-dilution, or most favored nations protection and shall not trigger any adjustment rights in favor of the SPV Member.

   e. The Board of Managers is hereby authorized to determine, in good faith, whether any issuance or transfer constitutes an Excluded Issuance or secondary transaction for purposes of this **Section 3**, and such determination shall be final and binding on all Members.

   f. Except as expressly modified herein, all other ratchet, anti-dilution, and economic protection provisions applicable to the SPV Member shall remain in full force and effect.

4. <u>Amendment Relating to Preemptive Rights, Rights of First Refusal and Tag-Along Rights</u>. Notwithstanding anything to the contrary contained in the LLC Agreement, including without limitation **Sections 9.01**, **10.03**, **10.04**, **10.05**, or any other provision relating to preemptive rights, rights of first refusal, co-sale rights, tag-along rights, or similar participation rights ("***Participation Rights***"):

a. Any issuance of Units constituting Excluded Issuances shall be exempt from Participation Rights. No Member shall have any right to participate in, purchase, or otherwise acquire Units issued pursuant to an Excluded Issuance.

b. The issuance of any Units or other equity securities of the Company upon the exercise, conversion, exchange, or settlement of any rights, options, warrants, convertible promissory notes, SAFEs, or other convertible or exchangeable securities of the Company (collectively, "*Conversion Securities*") shall not trigger, result in, or otherwise give rise to any Participation Rights, anti-dilution adjustments, price-based ratchets, repricing rights, or similar economic adjustment protections.

c. Any Units or other securities offered or sold by the Company pursuant to Regulation A or Regulation Crowdfunding (Regulation CF) under the Securities Act of 1933, as amended, shall be exempt from Participation Rights and shall not trigger any anti-dilution, price adjustment, ratchet, or similar economic protection in favor of any Member, including the SPV Member.

d. The Transfer of Units by any existing Member in a bona fide Secondary Transfer shall not constitute an issuance for purposes of Participation Rights and shall not trigger any participation, purchase, anti-dilution, ratchet, or similar adjustment rights in favor of the SPV Member or any other Member.

e. The Board of Managers is hereby authorized to determine, in good faith, whether any issuance or transfer constitutes an Excluded Issuance, Conversion Security issuance, crowdfunding issuance, or Secondary Transfer for purposes of this Section 4, and such determination shall be final and binding on all Members.

f. For the avoidance of doubt, nothing contained in this Section 4 shall be deemed to waive, limit, or modify any requirement under the LLC Agreement that Transfers of Units receive prior approval of the Board of Managers (including pursuant to Section 10.01 or any successor provision), and all such approval rights shall remain in full force and effect.

g. Notwithstanding the foregoing, nothing in this Section 4 shall waive, impair, or modify any rights of the Holdings Member under Article X (or any successor provisions) without the Holdings Member's prior written consent.

h. Nothing in this **Section 4** shall modify or impair any drag-along rights set forth in the LLC Agreement.

i. Except as expressly modified herein, all other transfer and participation rights under the LLC Agreement shall remain in full force and effect.

5. <u>Protective Provisions Relating to the SPV Member</u>. Notwithstanding anything to the contrary contained in the LLC Agreement, the following provisions shall apply with respect to the SPV Member and its Units:

a. The Company shall not amend, modify, waive, or otherwise alter the distribution provisions set forth in **Section 7.02** (as amended hereby) in any manner that would adversely affect the SPV Member's right to receive the Ausdal Preferred Return without the prior written consent of the SPV Member.

b. The Company shall not create, authorize, or issue any class or series of Units, or grant any contractual or structural distribution or liquidation preference expressly designated as senior to or pari passu with the Ausdal Preferred Return without the prior written consent of the SPV Member; provided, however, that nothing herein shall modify or impair the existing priority rights of the Holdings Member.

c. The Company shall not take any action the primary purpose of which is to circumvent or materially dilute the economic benefit of the Ausdal Preferred Return, including through the issuance of securities with substantially similar economic effect.

d. For the avoidance of doubt, pursuant to **Section 7.02** as amended and restated hereby, the distribution rights of the SPV Member and the Holdings Member rank pari passu within the first distribution tier, and distributions within such tier shall be made to each in accordance with the proportional allocation mechanics set forth therein until the applicable return thresholds of each have been satisfied. Except as expressly set forth in **Section 7.02**, nothing in this Amendment shall be deemed to create any distribution priority of the SPV Member senior to the Holdings Member, nor create any distribution priority of the Holdings Member senior to the SPV Member.

e. The preferential rights granted to the SPV Member pursuant to this **Section 5** and **Section 7.02** shall be personal to the SPV Member and shall not automatically transfer to any transferee of its Units unless expressly approved by the Board of Managers.

f. Except as expressly set forth in this **Section 5**, the SPV Member shall hold its Units on the same terms and conditions as other Common Units and shall not be entitled to any additional governance, voting, or consent rights.

6. Amendment to Section 3.02 – Authorization of Units. **Section 3.02** of the LLC Agreement is hereby amended and restated in its entirety as follows:

Section 3.02 Authorization of Units. The Company is authorized to issue up to Five Hundred Million (500,000,000) Common Units and Five Hundred Thousand (500,000) Incentive Units.

a. Common Units. Common Units may be issued from time to time in one or more issuances as determined by the Board of Managers, including in connection with equity financings, strategic transactions, acquisitions, debt conversions, or other corporate purposes, on such terms and conditions as the Board may approve.

b. <u>Incentive Units</u>. Incentive Units shall be reserved for issuance pursuant to equity incentive, compensation, promotional, marketing, advisory, or strategic partnership arrangements, as approved by the Board of Managers.

c. <u>No Preemptive Authorization Rights</u>. The authorization of Units pursuant to this **Section 3.02** shall not, in and of itself, create any preemptive, participation, or purchase rights in favor of any Member, all of which shall be governed solely by the express provisions of the LLC Agreement.

d. <u>Board Authority</u>. The Board of Managers shall have full authority to determine the timing, pricing, form of consideration, and other terms of any issuance of Units within the authorized amounts set forth herein.

e. <u>Existing Units Unaffected</u>. Neither the increase in authorized Units nor the Forward Unit Split (defined below) shall modify the rights, preferences, priorities, or economic participation of any Units outstanding as of the Effective Date.

7. <u>Unit Split</u>.

   a. Effective as of the Effective Date of this Amendment, the issued and outstanding Units of the Company shall be adjusted to reflect a forward unit split on a fully diluted, as-converted basis, as set forth on **Exhibit A** attached hereto (the "*Forward Unit Split*"). **Exhibit A** reflects, for each Member and equity holder, the number of Units held immediately prior to the Effective Date and the number of Units held immediately following the Forward Unit Split. For the avoidance of doubt, the Forward Unit Split is intended solely as a recapitalization adjustment and not as a stock split.

   b. Following the Forward Unit Split:

      i. each Member's ownership percentage in the Company shall remain unchanged;

      ii. each Member's Capital Account balance shall remain unchanged;

      iii. all references to Units in the LLC Agreement shall be deemed proportionately adjusted; and

      iv. all distribution, liquidation, and preferential rights shall apply on a split-adjusted basis.

   c. The authorization of Units set forth in **Section 3.02**, as amended hereby, is intended to reflect and give effect to the Forward Unit Split.

   d. The Members Schedule and all other Unit ownership records of the Company shall be updated by the Company to reflect the Forward Unit Split, and such updates shall not require further Member approval.

e. The Forward Unit Split shall not be deemed to affect the economic rights, preferences, priorities, or obligations of any Member.

8. <u>Capital Account and Section 704(b) Conformity</u>. Notwithstanding anything to the contrary contained in the LLC Agreement, including without limitation **Article V** (Capital Accounts), **Article VII** (Distributions), and **Article XIII** (Dissolution and Liquidation), the Members intend that the Company's allocations of Profits, Losses, income, gain, deduction and credit and the maintenance of Capital Accounts under the LLC Agreement comply with Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder and, to the maximum extent permitted, reflect the economic arrangement set forth in **Section 7.02** as amended by this Amendment. Accordingly: (a) the Company shall maintain Capital Accounts in accordance with Treasury Regulation §1.704-1(b)(2)(iv) (and any successor provision), and shall make allocations for each taxable period so that, to the extent possible, the Members' Capital Account balances (after giving effect to all allocations and distributions for such period) are consistent with the distribution priorities and economic entitlements under **Section 7.02** as amended hereby; (b) to the extent necessary to implement the foregoing intent, the Board of Managers is authorized, in its sole and absolute discretion, to make special allocations (including "targeted" or "curative" allocations) of items of income, gain, loss and deduction among the Members so that distributions pursuant to **Section 7.02** are reflected in, and supported by, the Members' Capital Account balances and so that the allocations have "substantial economic effect" (or are deemed to have substantial economic effect) within the meaning of Section 704(b) and the Treasury Regulations; (c) to the extent not already provided in the LLC Agreement, a "qualified income offset" shall apply, such that if any Member unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulation §1.704-1(b)(2)(ii)(d)(4), (5) or (6) that creates or increases a deficit balance in such Member's Capital Account (determined after taking into account all adjustments required by the Treasury Regulations), then items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such deficit balance as quickly as possible; (d) to the extent the Company has (or may have) nonrecourse liabilities or partner (member) nonrecourse liabilities, the minimum gain chargeback and partner nonrecourse debt minimum gain chargeback provisions described in Treasury Regulation §§1.704-2(f) and 1.704-2(i) (and any successor provisions) are hereby incorporated by reference and shall apply in the manner required by such Treasury Regulations; (e) in connection with any dissolution, liquidation, Deemed Liquidation Event or other winding up of the Company, the Company shall allocate items of income, gain, loss and deduction for the taxable year (and any prior periods not previously allocated) in a manner intended to cause the Members' Capital Accounts, after giving effect to such allocations, to be consistent with the distribution priorities set forth in **Section 7.02** as amended hereby, and all liquidating distributions shall be made in accordance with **Section 7.02** (and **Section 13.03** as amended), and shall be made no later than the later of (i) the end of the taxable year of liquidation or (ii) ninety (90) days following the date of liquidation, in each case as

contemplated by Treasury Regulation §1.704-1(b)(2)(ii)(b)(2); and (f) notwithstanding anything to the contrary contained in the LLC Agreement, any Tax Distributions (or similar distributions made to enable Members to satisfy tax liabilities attributable to allocations of Company taxable income) shall be treated as advances against, and shall reduce dollar-for-dollar, the amounts otherwise distributable to such Members pursuant to **Section 7.02** within the applicable tier, and shall not be deemed to create a distribution priority outside the waterfall. The provisions of this **Section 8** shall be interpreted and applied to give maximum effect to the foregoing intent, and the Board of Managers is authorized to make such additional elections, determinations and adjustments as it deems appropriate to implement this **Section 8**.

9. Conforming Amendments; Reference Corrections; Ratification.

   a. All references in the LLC Agreement to distribution provisions, preferential returns, capital contributions, and similar economic rights shall be deemed amended, where necessary, to conform to the amendments set forth in this Amendment, including without limitation the amendments to **Section 7.02**.

   b. **Section 13.03(c)(iii)** of the LLC Agreement is hereby amended and restated in its entirety as follows:

      "(iii) Thereafter, the remaining assets and proceeds of the Company available for distribution to the Members shall be distributed in accordance with the distribution priorities and waterfall set forth in **Section 7.02**, as amended and restated from time to time, applied as though such proceeds constituted Distributable Proceeds."

   c. For the avoidance of doubt, the distribution priorities set forth in **Section 7.02** shall apply to all liquidating distributions notwithstanding any Capital Account balances.

   d. All defined terms introduced or modified pursuant to this Amendment, including without limitation SPV Member, Ausdal Preferred Return, Excluded Issuances, Converted Equity Investments, and Unreturned Capital Contributions, and any other defined terms introduced hereby, shall be deemed incorporated into the LLC Agreement for all applicable purposes.

   e. Any internal cross-references, numbering errors, or placeholder references (including without limitation references denoted as "Error! Reference source not found") shall be deemed corrected to give effect to the intent of the applicable provision, and the Board of Managers is authorized to implement ministerial revisions to reflect such corrections.

   f. The Members Schedule, Managers Schedule, and all Unit ownership records shall be updated by the Company to reflect the Forward Unit Split and any issuances or conversions contemplated by this Amendment, and such updates shall not require further Member approval.

g. Notwithstanding anything to the contrary contained in the LLC Agreement, any Tax Distributions (or similar distributions made to enable Members to satisfy tax liabilities attributable to allocations of Company taxable income) shall be treated as advances against, and shall reduce dollar-for-dollar, the amounts otherwise distributable to such Members pursuant to **Section 7.02** within the applicable distribution tier. Tax Distributions shall not be deemed to create a distribution priority outside the waterfall and shall be applied against such Members' entitlements within the tier in which such Members are then entitled to participate.

h. To the extent the LLC Agreement or any related Company agreement provides for distributions upon a Deemed Liquidation Event, Corporate Transaction, Change in Control, Sale of the Company, or similar extraordinary transaction, all proceeds arising therefrom shall constitute Distributable Proceeds and shall be distributed in accordance with the distribution priorities and waterfall set forth in **Section 7.02**, as amended and restated hereby, applied in the same manner as liquidating distributions pursuant to **Section 13.03**.

i. Except as expressly set forth in this Amendment, the LLC Agreement shall remain unchanged and in full force and effect. In the event of any conflict between this Amendment, the LLC Agreement (as amended hereby), and any subscription agreement, unit purchase agreement, side letter, convertible instrument, SAFE, warrant instrument, placement agent agreement, or other equity or debt instrument of the Company, the distribution, liquidation, and economic participation provisions of the LLC Agreement, as amended hereby, shall control unless the Board of Managers expressly approves in writing a specific deviation therefrom; provided, however, that nothing herein shall amend, modify, waive, impair or supersede any rights of CPH Capital Fund I, L.P. under the CPH Side Letter or related Investment Agreements, which shall control to the extent of any conflict.

j. The LLC Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects.

10. <u>Miscellaneous</u>. This Amendment shall become effective as of the Effective Date. In the event of any conflict between the terms of this Amendment and the LLC Agreement, the terms of this Amendment shall control. This Amendment shall be binding upon and inure to the benefit of the Members and their respective successors and permitted assigns. This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Signatures delivered by electronic transmission, including PDF and electronic signature platforms, shall be deemed effective as original signatures. This Amendment shall be governed by and construed in accordance with the laws of the State of Wyoming, without regard to conflicts of law principles. The Members and the Company agree to execute such further documents and take such additional actions as may be reasonably necessary to give effect to this Amendment.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed effective as of the Effective Date.

COMPANY:

Automated Retail Technologies LLC

Rayan A. Boland

By: Ryan A. Boland

Its: President

REQUISITE MEMBERS:

AUTOMATED RETAIL INVESCO LLC

David L. Chessler

By: David L. Chessler

Its: Manager

ACKNOWLEDGED AND AGREED, solely with respect to the provisions of this Amendment that expressly reference or apply to the SPV Member:

CHESSLER HOLDINGS LLC

David L. Chessler

By: David L. Chessler

Its: Manager

JUST BAKED KIOSK, LLC

By: Just Baked Kiosk Management, LLC

Its: Manager

BENJAMIN E. PORTER, individually

Benjamin E. Porter

GARY S. COHEN, individually

James J. SImpson
James J. SImpson (Feb 21, 2026 05:16:16 CST)

By: James J. Simpson

Gary S. Cohen

Its: Sole Member

DAVID L. CHESSLER, individually

David L. Chessler

EXHIBIT F
Crowdfunding Vehicle's Operating Agreement

THE UNITS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT. SUCH UNITS MAY NOT BE TRANSFERRED OR RESOLD, EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE AND OTHER SECURITIES LAWS, PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION, AND THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CROWDFUNDING VEHICLE OPERATING AGREEMENT OF ART CROWDFUNDING VEHICLE, LLC

This Crowdfunding Vehicle Operating Agreement (this "***Agreement***") of ART Crowdfunding Vehicle, LLC, a Delaware limited liability company (the "***Company***"), dated and effective as of January 16, 2026 (the "***Effective Date***"), is adopted, executed, and agreed to, for good and valuable consideration, among the Company, the Manager (as defined below), and the Members (as defined below).

A. The Company was formed to serve as a "crowdfunding vehicle" for purposes of Rule 3a-9 (as defined below) and Rule 100 of Regulation CF (as defined below).

B. This Agreement will be the "limited liability company agreement" of the Company under the Act (as defined below) to set forth the rules, regulations, and provisions regarding the management and business of the Company, the governance of the Company, the conduct of its business, and the rights and privileges of its Members.

NOW, THEREFORE, in consideration of the foregoing premises, the parties to this Agreement hereby agree as follows:

ARTICLE 1 DEFINITIONS AND CONSTRUCTION

1.1 Definitions. Capitalized terms used but not otherwise defined in this Agreement have the meanings set forth on ***Schedule I***.

1.2 Construction. For all purposes of this Agreement, unless otherwise required by the context, as used herein (a) the gender of words includes all genders and gender identities, (b) the singular includes the plural (and vice versa), (c) the word "***include***" and similar derivations are without limitation, (d) the words "***herein***", "***hereinafter***," and similar derivations refer to this Agreement as a whole and not any particular Article, Section, or other subdivision, (e) all dollar amounts are expressed in United States funds, (f) the term "or" means "and/or", (g) references to statutes shall include all rules and regulations promulgated thereunder, references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending, modifying, or replacing the statute or regulation and executive orders pertaining thereto, (h) references to any Person shall include all predecessors of such Person, as well as all permitted heirs, successors, and assigns, and (i) the captions in this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

ARTICLE 2
ORGANIZATION

2.1   Formation. The Company was formed and organized as a Delaware limited liability company by the filing of a Certificate of Formation (as may be amended or restated from time to time, the "**Certificate**") on January 16, 2026 with the Secretary of State of the State of Delaware.

2.2   Name. The name of the Company is "ART Crowdfunding Vehicle, LLC," and all Company business shall be conducted in that name or such other name as the Manager may select.

2.3   Registered Office and Registered Agent. The registered office and registered agent of the Company in the State of Delaware shall be as set forth in the Certificate. From time to time, the Manager may change the Company's registered office and/or registered agent in the State of Delaware as provided in the Act.

2.4   Purpose. The sole purpose of the Company is to raise capital in accordance with Regulation CF by serving as a "crowdfunding vehicle" as defined in Rule 3a-9 and to utilize the Capital Contributions of the Members to acquire, hold, and dispose of a portion of the Securities (as defined herein) issued by the Issuer (as defined herein) in one or more offerings conducted by the Issuer under Regulation CF (collectively, the "**Offering**"), and to engage in activities that are necessary or incidental thereto. That portion of the Securities held by, or issued in the name of, the Company are referred to herein as the "**Acquired Securities**." The "**Securities**" and the "**Acquired Securities**," in each case, shall include any additional securities, digital assets, rights, and other non-cash assets distributed to the Company in respect of the Acquired Securities, whether by dividend, airdrop, or otherwise.

2.5   Term. The Company's existence commenced on the effectiveness of the Certificate, and the Company will have a perpetual existence, until it is dissolved and terminated in accordance with Article 11.

2.6   No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal or state income Tax purposes, and this Agreement may not be construed to suggest otherwise.

2.7   Title to Company Assets. Title to the Acquired Securities or any other Company assets will be vested in the Company as an entity. Accordingly, no Member or Manager will have a direct ownership interest in such Company assets (including any Acquired Securities, except to the extent contemplated by Rule 3a-9). All Company assets will be recorded as the property of the Company in its books and records, irrespective of the name in which record title to any such Company asset is held.

2.8   Payment and Reimbursement of Expenses. All Operating Expenses, expenses associated with the Offering, and all other expenses or undertakings incurred by the Company for its formation, operation, or winding up, shall be paid by the Issuer in its capacity as the Manager. If the Company incurs any of the foregoing costs or undertakings directly, the Manager shall promptly reimburse or indemnify the Company for any such incurred, expenses paid by or costs or undertakings incurred by the Company. The Manager shall not receive any compensation for serving in such capacity and in providing its services hereunder.

2.9   Foreign Qualification. The Manager shall cause the Company to qualify to do business in each jurisdiction where, in the discretion of the Manager, qualification is required. The Manager has the power and authority to execute, file, and publish all certificates, notices, statements, or other instruments necessary to permit the Company to conduct business as a limited liability company in all jurisdictions where the Company is deemed to do business.

ARTICLE 3
MEMBERS; UNITS

3.1   Units; Authorization and Issuance of Units.

(a)   The Manager may admit any Person as a Member from time to time in its discretion and upon such Person's signing a counterpart of this Agreement and a "Subscription Agreement" (or similar agreement) to acquire Units. Each Member, and the amount of such Member's Capital Contribution(s), shall meet any ownership limitations, restrictions, and criteria set forth in Rule 100 of Regulation CF. The admission of a Member will be effective when the Manager enters into the register of Members, which may be maintained via electronic means, including automated mediums or utilization of distributed ledger technology (the "***Register***"), the name of such Member and the Units owned by such Member. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member and to reflect any additional Capital Contributions that may be made by a Member.

(b)   The Company shall only issue one class of Units to current or prospective Members, and such Units shall maintain a one-to-one relationship between the number, denomination, type, and rights of the Acquired Securities. By way of example and not limitation, it is expected that one Acquired Security will equate to one Unit, consistent with Rule 3a-9. Upon the Issuer effecting any in-kind dividend or distribution of the Securities to its holders, or any form of split (whether forward or reverse), combination, recapitalization, or similar event or transaction affecting the capitalization structure of the Issuer, the Units shall be adjusted (i) in a corresponding amount and manner to reflect such action in respect of the Acquired Securities and (ii) to cause the Units to maintain a one-to-one relationship with the Acquired Securities. The Units will be uncertificated unless otherwise determined by the Manager.

(c)   The names, mailing and electronic addresses, and the number of Units attributable to the Members shall be maintained by the Manager on the Register. Each Member shall promptly provide the Manager with the information required to be set forth for that Member on the Register and shall promptly notify the Manager of any change to that information. The Manager shall update the Register from time to time as necessary to accurately reflect the information therein as known by the Manager, including admission of new Members, but no update will constitute an amendment for purposes of Section 12.3. The Manager may permit the Issuer to contact Members directly as if such Members directly held the Acquired Securities represented by such Member's Units, and any such contact by the Issuer shall be deemed a contact by the Manager hereunder. Any reference in this Agreement to the Register will be deemed to be a reference to the Register as amended and in effect from time to time. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The Manager may engage a transfer agent, whether registered or not, to maintain the Register for Units.

3.2   No Other Persons Deemed Members. Unless admitted to the Company as a Member as provided in this Agreement, no Person (including an assignee of rights with respect to Units or a transferee of Units, whether voluntary, by operation of Law or otherwise) will be a Member. The Company may elect to deal only with Persons admitted to the Company as Members as provided in this Agreement (including their duly authorized representatives). Any distribution by the Company to a Person shown on the Company's records as a Member or to its legal representatives will relieve the Company of all liability to any other Person who may have an interest in such distribution by reason of any Transfer by the Member or for any other reason.

3.3   No Withdrawal or Expulsion. A Member shall not take any action to withdraw as a Member voluntarily, and a Member shall not be expelled or otherwise removed involuntarily as a Member, prior to the winding up and termination of existence of the Company, other than (a) as a result of a permitted Transfer of all of such Member's Units in accordance with Article 6 and each of the transferees of such Units being admitted as an Additional Member, (b) as otherwise expressly provided in this Agreement, or (c) as otherwise contemplated in Section 6.1 or as may be required by Law.

3.4   Admission of Additional Members.

(a)   Subject to Section 3.1(a), additional Persons may be admitted as Members to the Company, or Members may be permitted to purchase Units, from time to time in the sole discretion of the Manager and consistent with the primary purpose of the Company set forth in Section 2.4.

(b)   An Additional Member will only be admitted to the Company with all the rights and obligations of a Member if all applicable conditions of Article 6 are satisfied or waived by the Manager. The Transferor and any Person admitted as a Member in connection with a Transfer shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Transfer or admission as an Additional Member.

3.5   Death of a Member.   In the event of the death of any Member, the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, to the extent (and, if applicable, in the manner) permitted by the Issuer Constituent Documents; and *provided*, that any such Transferee shall be admitted as a Member only upon compliance with the provisions of Section 3.4.

3.6   Limited Liability; No Liability of Members. No Member will be personally liable for the debts, obligations, or liabilities of the Company, including under a judgment, decree, or order of court, nor will any Member be obligated to guaranty any debt, obligation or liability of the Company. No Member will have any responsibility or obligation to restore any deficit balance in its Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company, except as expressly provided in this Agreement or required by any non-waivable provision of the Act. However, if any court of competent jurisdiction orders, holds or determines that, despite this Agreement, any Member is obligated to restore any such negative balance, make any such contribution or make any such return, such obligation will be the obligation of such Member and not of any other Person.

3.7   Confidentiality.

(a)   Each Member agrees that all Confidential Information is confidential and, unless approved in advance by the Manager, will not be (i) disclosed or otherwise released to any other Person (other than to a Manager or Member for a valid business purpose), or (ii) used for any purpose other than as necessary and appropriate in carrying out the business of the Company. The obligations of the Members under this Section 3.7 do not preclude any Member from disclosing information to such Member's direct and indirect beneficial owners or representatives, *provided* that the disclosing Member shall be legally liable for any breach of the provisions of this Section 3.7 by such beneficial owners and representatives. The restrictions set forth herein do not apply to any disclosures required by applicable law, so long as (A) the Person subject to such disclosure obligations provides prior written notice (to the extent reasonably practicable) to the Company and any affected Person stating the legal basis upon which the disclosure is asserted to be required, and (B) the Person subject to such disclosure obligations takes all commercially reasonable steps to oppose or mitigate any such disclosure.

(b)   Each Member acknowledges that breach of the provisions of this Section 3.7 may cause irreparable injury to the Company and its Subsidiaries for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member agrees that, in addition to any legal or other equitable damages that the Company is entitled to recover, the provisions of this Section 3.7 may be enforced by specific performance and that the Company shall be entitled to injunctive relief (without posting any bond or other security) in order to enforce the provisions of this Section 3.7.

(c)   In addition, each Member is and shall be bound by any confidentiality covenants imposed on all holders of Securities by the Issuer in the Issuer Constituent Documents as if such Member was a party thereto or otherwise bound thereby, and any such covenants (as they may be amended from time to time) are hereby incorporated herein *mutatis mutandis* as if originally stated herein.

ARTICLE 4
CAPITAL CONTRIBUTIONS

4.1   Contributions. As of the Effective Date, the Members contributed to the Company cash (or are deemed to have contributed to the Company cash or other assets) equal to the amount set forth in the Register and, in exchange for such contribution, the Company issued to such Member the Units reflected in the Register. No Member is required to make additional capital contributions.

4.2   Return of Contributions. No Member is entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. A Capital Contribution that has not been repaid is not a liability of the Company or of any Member. No Member is required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.3   Capital Account.

(a)   A separate capital account (a "***Capital Account***") will be established and maintained for each Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv).

(b)   On any permitted Transfer of all or part of a Member's Units, the Capital Account of the transferor that is attributable to the Transferred Units will carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS

5.1   Distributions.

(a)   If any distributable cash or other assets are received by the Company from the Issuer pursuant to the terms of the Securities, the Manager shall make, or cause to be made, corresponding distributions promptly to the holders of the Units *pro rata* in accordance with their Percentage Interests and on a one-to-one basis as if the holders of the Units held the Acquired Securities directly. Without limiting the foregoing, the Manager may instruct the Issuer to make such distribution directly to the holders of the Units.

(b)   The Company may, from time to time, distribute all or a portion of the Acquired Securities or other Company property in kind. In the event all or a portion of the Acquired Securities are distributed in kind, each Member shall be deemed to have accepted, and shall be bound by, the terms of the applicable governing documents for the Securities, and to the extent not already a party to such financing documents, as a condition precedent to the receipt of the Acquired Securities, shall become a party to or otherwise bound by such agreements.

(c)   The Company is authorized to deduct or withhold from distributions, or with respect to allocations, to the holders of Units and to pay over to any U.S. federal, state, local, or non-U.S. taxing authority any amounts required to be so deducted or withheld pursuant to the Code or any provisions of applicable Law. For all purposes under this Agreement, any amount so deducted or withheld will be treated as actually distributed to the holder of Units with respect to which such amount was deducted or withheld, and will be credited against and reduce any further distributions to which such holder otherwise would have been entitled to receive under this Agreement.

5.2   Allocations of Profits and Losses. All items of income, gain, loss, deduction, and credit incurred or accrued by the Company shall be allocated among Members pro rata in accordance with their respective Percentage Interests and otherwise pursuant to the principles of Section 704 of the Code, and in conformity with the US Treasury Regulations promulgated thereunder, or the successor provisions to such section and US Treasury Regulations so as to reflect the manner in which distributions are to be made pursuant to this Agreement and the other relevant clauses of this Agreement.

ARTICLE 6
TRANSFER OF INTERESTS

6.1   Restrictions on Transfers of Units. A Member may not Transfer any Units except (a) with the prior consent of the Manager, which may not be unreasonably withheld, conditioned, or delayed (it being acknowledged and agreed that any such Transfer may be restricted in order to comply with Rule 3a-9, to avoid the Company becoming subject to adverse legal consequences (such as becoming subject to additional regulatory requirements or schemes), because such Transfer would have been prohibited under the Issuer Constituent Documents if the Member had directly held the Acquired Securities attributable to its Units, or otherwise to comply with applicable Law), (b) in compliance with Rule 501 of Regulation CF, (c) upon the redemption of the Units by, or surrender of the Units to, the Company or the Issuer as may be permitted or effected by the Manager whether at the volition of the Company or the Member, or (d) to the extent permitted by the Issuer Constituent Documents. Any Transfer or purported Transfer shall be void and of no effect unless it complies with this Article 6 and the transferee has executed a document or instrument causing such transferee to become a party to and bound by this Agreement. Unless otherwise determined by the Manager in its sole discretion, transfers shall be deemed effective as of the last day of the calendar quarter in which the Transfer is effected.

6.2   Effects of Transfers.

(a)   A transferee of Units or an acquirer of newly issued Units, each of whom has been admitted as an Additional Member in accordance with this Agreement, will, from and after the date of the relevant Transfer, have all the rights and powers and be subject to all the restrictions and liabilities under this Agreement relating to a Member holding Units.

(b)   If any Units are Transferred pursuant to the terms of this Agreement, the transferee will succeed to the Capital Account and the respective Units of the transferor to the extent the Capital Account and Units are attributable to the Units so Transferred.

6.3   Drag Along. In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities make a *bona fide* offer to acquire all or substantially all of the Securities as part of a Sale of the Issuer and the holders of the Securities approve such transaction in accordance with applicable Law and the governing documents of the Issuer, then the Manager shall have the right to cause and require all of the Members to participate in the sale as sellers of their Units or as otherwise may be required to cause the Company to sell, dispose of, or transfer the Acquired Securities as part of the Sale of the Issuer in accordance with the terms of that transaction, and each Member shall take all necessary action to cause the consummation of such transaction, including voting such Member's Units in favor of such transaction (by and through the Manager or otherwise, including via any Pass-Through Voting). Each Member agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested or required by the Manager or as otherwise contemplated by the Issuer Constituent Documents, except as may be limited by Rule 3a-9.


ARTICLE 7
MANAGEMENT


7.1   <u>Management Under Direction of the Manager</u>.

(a)   The business and affairs of the Company will be managed and controlled by the Manager and, subject to <u>Section 7.4</u>, the Manager will have full and complete discretion to manage and conduct the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary, advisable or appropriate to accomplish the purposes of the Company as set forth in <u>Section 2.4</u>. Notwithstanding anything to the contrary herein, the Manager shall be able to take all actions necessary without the consent of Members in order to maintain the Company's status as a "crowdfunding vehicle" as defined in Rule 3a-9.

(b)   The Manager shall not be subject to an independent fiduciary duty to the Company or its Members pursuant to this Agreement, and to the fullest extent permitted by applicable Law, the Company and each Member hereby waive all fiduciary duties and all liability of the Manager solely in its capacity as the Manager of the Company for breaches of fiduciary duties; *provided, however*, that such waiver shall not extend to (i) any fiduciary duty imposed on the Issuer (or its Board of Directors (or other governing body), officers , managers or similar Persons) owed to all holders of the Securities under the Issuer Constituent Documents or applicable Law, or (ii) liability for any action or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. Pursuant to <u>Section 7.5(c)</u>, each Member shall be entitled to direct the Company (through the Manager or a designee of the Manager) to assert any claims for breach of fiduciary duty by the Board of Directors (or other governing body), officers or managers or similar Person(s) of the Issuer to the maximum extent permitted by applicable law and the Issuer Constituent Documents.

(c)   The initial Manager is the Issuer. The Members acknowledge and agree to such appointment. The Acquired Securities may constitute less than a majority of the outstanding Securities, and in all cases the Manager (through its Board of Directors (or other governing body), officers, managers or similar Person(s)) may have duties and obligations to other holders of the Securities, or to all holders of the Securities, that differ from or could be deemed adverse to the interests of the Company as the holder of solely the Acquired Securities or to any individual Member. The Members acknowledge that the Manager in all cases may not have the same interests as an individual Member or the Company solely in its capacity as a holder of the Acquired Securities. The Members hereby consent to, and waive, any conflict of interest that may arise by virtue of the Issuer serving as the Manager and actions the Issuer may take in good faith on behalf of the holders of the Securities as a class, and in accordance with applicable Law of that may differ from or conflict with solely the interests of the Company or any individual Member, except in the case where the Manager engages in any activity or takes any action in bad faith or in a manner that is contrary to the Issuer Constituent Documents or the express terms of this Agreement or the Act.

(d)   The Manager may not be removed by the Members, except if required by applicable Law as evidenced by a final non-appealable court order or written opinion of independent counsel; provided, that the Manager may assign its obligations hereunder to any successor to the Issuer, whether via merger, acquisition, reorganization, consolidation, or otherwise. The Manager may resign or withdraw at any time by giving thirty (30) days' prior written notice to the Company. The resignation of the Manager shall take effect upon the expiration of such 30-day period or at any later time specified in such notice. Unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective. The Manager's resignation, withdrawal or removal shall not dissolve or terminate the Company but rather a successor Manager shall be appointed by the Manager to serve as, and to perform, the duties of the Manager hereunder effective upon such resignation, withdrawal or removal. Any successor Manager shall have the same rights, duties and obligations as the Manager has with respect to the Company.

       7.2   Administrator.

       (a)   The Manager may (i) appoint a third party to act alone in respect of any Company matter or determination, and (ii) delegate to one or more third parties ministerial and managerial authority to manage and conduct all aspects of the day-to-day administration of the Company, including any and all actions contemplated by this Agreement and the Act to be taken by the Manager (except to the extent prohibited by applicable Law). Any such designation or delegation shall not relieve the Manager of its obligations hereunder.

       (b)   The Manager shall serve as the initial Administrator until a successor is appointed or delegated pursuant to this Section 7.2. The Administrator shall serve in that role unless removed pursuant to this Section 7.2. On or before the Effective Date, the Manager, as deemed necessary, may enter into any agreement or other document or instrument on behalf of the Company as may be necessary to appoint, engage, or designate the Administrator, and under any such arrangement may, on behalf of the Company, take any action as may be required or necessary under such agreement.

       (c)   The Administrator shall be responsible for conducting the activities of the business of the Company and administering Company assets (including the Acquired Securities) as described in an agreement between the Manager and the Administrator and this Agreement, all in accordance with Regulation CF and Rule 3a-9. The Administrator shall have the authority to perform such duties relating to the Company as are designated by the Manager or the Company and as provided in this Agreement, which may include administering the assets of the Company; to receive and pass on notices, reports and other communications to the Members; to liaise with third parties, including regulatory authorities; to execute documents on behalf of the Company as necessary for the administration of the Company's assets; and such other duties as the Manager shall require from time to time; provided that the exercise of the foregoing duties shall in all instances be subject to the provisions of terms and limitations of this Agreement. Without limiting the foregoing, the Administrator shall be entitled to act in any attorney-in-fact or similar function granted to the Manager hereunder, including pursuant to Section 7.5(b). Further, the Administrator is hereby granted a limited power of attorney to prepare, execute in the name of Manager or the Company for the benefit of the Company, and submit: (i) to the United States Securities and Exchange Commission any documents necessary or appropriate to obtain EDGAR codes and passwords enabling the Series to make electronic filings with the SEC, (ii) to the SEC and state regulatory authorities any documents necessary or appropriate to effectuate notice filings of the Series' exemption from registration under Section 4(a)(6) of the Securities Act and Regulation CF thereunder, (iii) to the Internal Revenue Service any documents necessary or appropriate to obtain an Employer Identification Number for the Series, (iv) to the IRS any and applicable state revenue authority any documents necessary or appropriate to effectuate annual or other tax reporting and filing for the Series, including Form 1065 and the equivalent state forms, and (v) to any depository institution any documents necessary or appropriate to open and maintain a bank account, whether checking, savings, or otherwise.

       (d)   The Administrator shall only be removed by the Manager, for any reason, in the Manager's sole discretion by providing the Administrator at least thirty (30) days' prior written notice. Upon any such removal, the Manager shall promptly designate a replacement Administrator or undertake all obligations of the "Manager" hereunder.

7.3   Members. Except for the right to consent to or approve certain matters as expressly provided in this Agreement, the Members in their capacity as Members will not have any other power or authority to manage or control the business or affairs of the Company or to bind the Company or enter into agreements on behalf of the Company. To the fullest extent not prohibited by Law, no Member in its capacity as a Member will have any duty, fiduciary or otherwise, to the Company or any other Member in connection with the business and affairs of the Company or any consent or approval given or withheld pursuant to this Agreement, other than, to the extent required by Law, the implied contractual covenant of good faith and fair dealing.

7.4   Prohibited Company Actions. Notwithstanding any other provision of this Agreement, none of the Manager, the Administrator, nor any Member may, directly or indirectly, cause the Company to take the actions specified in this Section 7.4, or any action which would result in the Company violating Rule 3a-9 except for transactions with the Company pursuant to Regulation CF. Such prohibited actions include:

(a)   causing the Company to incur any expenses or be responsible for any compensation to the Administrator or any other third party administering this Company, other than such expenses or compensation that are paid solely by the Issuer or otherwise expressly permitted by this Agreement (including any reimbursements);

(b)   incurring any indebtedness or pledge, or granting liens on any assets, or entering into any guarantee, or assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person;

(c)   making any loan or advance to, or a capital contribution or investment in, any Person; and

(d)   entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets, including any securities (except, in the case of the Acquired Securities, a transaction involving all or substantially all of the outstanding Securities, or the Sale of the Issuer that is approved in accordance with Section 7.5).

7.5   Actions with Respect to the Acquired Securities.

(a)   In the event that any vote, consent, or approval of the Company is sought with respect to the Acquired Securities and in the Company's capacity as a holder of the Acquired Securities whether with respect to a matter submitted to Securities holders for a vote, or in connection with a transaction or tender or exchange offer (each, an "*Issuer Action*"), the Manager shall: (i) promptly notify the Members of the Issuer Action; (ii) provide or make available any reports, proxy statements, disclosure documents, or other materials filed, furnished or otherwise disseminated by the Issuer under the Securities Act, the Exchange Act, Regulation CF, other applicable Law, or the Issuer Constituent Documents with respect to such proposed Issuer Action; and (iii) seek the direction and approval of the Members prior to causing the Company to vote, consent to, or otherwise take any such action regarding the Issuer Action as the holder of the Acquired Securities in a manner consistent with the Issuer Constituent Documents. Any such notice of the Issuer Action may be given, and any such materials may be delivered, to Members through a medium selected by the Manager. Such notice and delivery, and any time to consider the applicable Issuer Action, as well as deadline to submit a vote or direction, shall be consistent with that provided by the Issuer to all holders of the Securities with respect to the Issuer Action or otherwise in compliance with the Issuer Constituent Documents. Upon the termination of any consideration and voting period for the applicable Issuer Action, the Manager shall vote, or cause to be voted, or otherwise take action to vote (or, as applicable, abstain with respect to such vote of or take non-action with respect to) the

Acquired Securities, in connection with the Issuer Action (by whatever means is sought by the Issuer for the Issuer Action, whether in writing, in person, by proxy, or otherwise) consistent with the direction of the votes, consents, direction, or abstention actually submitted (or non-action) by Unit holders; *provided*, *however*, that, the Members acknowledge and agree that, absent the Issuer facilitating a pass-through voting structure whereby each Member's vote, consent, approval, or abstention (or non-action, as applicable) attributable to their Units is individually accounted for as if that Member were a direct holder of the Acquired Securities (in which case the Members shall vote, consent, or approve Issuer Actions in such manner) ("***Pass-Through Voting***"), the Manager shall have authority to vote on, consent to, or approve any such Issuer Action on behalf of the Company (y) in a manner consistent with the vote, consent, approval, or abstention of (or non-action by) the holders of a majority of the Unit holders participating in any such vote, consent, approval, or abstention (which vote, consent, approval, or abstention may be sought in any manner determined by the Manager, including by written consent), or (z) in such other equitable manner that is consistent with the intent of Rule 3a-9 as determined by the Manager in good faith.

(b)   Notwithstanding any provision herein to the contrary, each Member hereby appoints the Manager as its proxy and attorney in fact as may be necessary to cause the Company to vote, abstain, or otherwise take action on behalf or in respect of the Acquired Securities held in the name of the Company and that may be necessary to give effect to Section 7.5(a), the terms and intent of this Agreement and Rule 3a-9 Without limiting the foregoing and notwithstanding Section 7.5(a), to the extent permitted by Rule 3a-9, the Manager shall vote, consent, or otherwise take action in respect of the Acquired Securities pursuant to any contractual voting arrangements applicable to holders of the Securities set forth in the Issuer Constituent Documents.

(c)   Each Member shall have the right to direct the Company (through the Manager or other designee of the Manager) to assert any and all rights under Law in respect of the Acquired Securities that the Member would have if such Member were a direct holder of the Acquired Securities. Notwithstanding any provision herein to the contrary, any costs and expenses to assert such claims shall be paid and borne by the Member or other Person that would be obligated to incur and bear such costs under the Issuer Constituent Documents, the laws of the state of organization of the Issuer, or other applicable Law as if the Member asserting the claim were the direct holder of the Acquired Securities and asserting a direct claim or other form of derivative claim.

(d)   The Manager shall take any and all actions as may be necessary or appropriate to ensure compliance with Rule 3a-9 in respect of this Section 7.5.

7.6   Voting. Other than as contemplated in Section 7.5 with respect to Issuer Actions, as required by Rule 3a-9, or as otherwise expressly contemplated herein or required by applicable Law, Members shall have no voting rights or rights of approval, veto, or consent or similar rights as holders of the Units.

7.7   Acknowledgement Relating to Matters Requiring Member Approval. Notwithstanding anything in this Agreement to the contrary, each of the Company and the Members acknowledges and agrees that each Member, in such Person's capacity as a Member, may decide or determine any matter subject to such Member's approval pursuant to this Agreement, in such Member's sole and absolute discretion; and, without limiting Section 8.1, in making such decision or determination such Member will have no duty, fiduciary or otherwise, to any other Member or to the Company, it being the intent of all Members that each Member, in its capacity as a Member, have the right to make such determination solely on the basis of its own interests and have no duty or obligation to give any consideration to any other interest or factors whatsoever.

ARTICLE 8
LIMITATION OF LIABILITY

8.1   Limitation of Member and Manager Liability. To the maximum extent permitted by Law, the Administrator and each Member, and their respective affiliates and each of their respective officers, directors, partners, trustees, members, managers, employees, and agents (each a "***Covered Person***") will not be liable for damages or otherwise to the Company or any Member for any act, omission, or error in judgment performed, omitted, or made by it or them in good faith and in a manner reasonably believed by it or them to be within the scope of authority granted to it or them by this Agreement and in the best interests of the Company, provided that such act, omission, or error in judgment does not constitute bad faith, fraud, gross negligence, or willful misconduct. A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, income, losses, or distributable cash, securities, or other assets or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid. This Section 8.1 does not limit or waive any rights of a Member to assert any claim against the Manager or any Affiliate thereof such Member would have if the Member was the direct holder of the Acquired Securities, or absolve any Person from liability or obligations as set forth in the Issuer Constituent Documents.

ARTICLE 9
CERTAIN AGREEMENTS OF THE COMPANY AND MEMBERS

9.1   Maintenance of Books. The books and records of the Company will be maintained at the principal office of the Company or such other location as shall be designated by the Manager or its designee.

9.2   Bank Account; Company Assets. Cash funds of the Company (if any) will be deposited in a separate bank account established the Manager or its designee. In addition, any Acquired Securities or other property of the Company will be held by a proper custodian established by the Manager.

9.3   Fiscal Year. The Company's fiscal year will correspond to the fiscal year of the Issuer.

9.4   Reports. The Manager shall (a) promptly provide to the Members all information required to be provided by the Issuer and the Company pursuant to Regulation CF and Rule 3a-9, and (b) cause the prompt distribution of any disclosure, and ongoing reports prepared by the Issuer, as soon as such disclosures and ongoing reports are completed by the Issuer.

9.5   Dissemination of Reports. By executing this Agreement, each Member consents to the delivery of any and all notices and reports (including those provided by the Issuer) required to be provided to the Members pursuant to this Agreement, Regulation CF, Rule 3a-9, or otherwise by posting such notices or reports on the Issuer's website or other electronic means designed by the Manager or its designee.

ARTICLE 10
TAXES

10.1   Tax Returns. The Company will prepare and timely file all U.S. federal, state, and local and foreign Tax Returns required to be filed by the Company. Each Member will furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's Tax Returns to be timely prepared and filed. The Company will deliver to each Member within 90 calendar days after the end of the applicable fiscal year (or as promptly as reasonably practicable thereafter) a final Schedule K-1 together with such additional information as may be required by the

Members in order to file their individual returns reflecting the Company's operations. The Manager will bear the costs of the preparation and filing of the Company's Tax Returns.

10.2   Tax Partnership. It is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Without approval by the Manager, neither the Company nor any Member will make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3 and any such election to the contrary shall be void *ab initio*.

10.3   Tax Controversies. The Manager shall be or shall designate the "partnership representative" (as defined in section 6223 of the Code) for the Company for all US federal income tax purposes set forth in the Code with the power and authority to take all actions and do such things as required or as it shall deem appropriate under the Code or regulations promulgated thereunder, including the appointment of an individual eligible to be a "designated individual" under such regulations. In addition: the Manager is hereby authorized to (x) designate any other eligible person as the Partnership Representative; (y) remove and replace any Person designated as Partnership Representative or designated individual; and (z) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to the Treasury Regulations or other guidance to ratify the designation, pursuant to this Section, of the Manager (or any eligible Person designated by the Manager) as the Partnership Representative. All expenses reasonably incurred by the Partnership Representative to discharge its duties as partnership representative, including the fees of consultants, shall be directly paid, reimbursed, or otherwise borne by the Manager.

ARTICLE 11
WINDING-UP AND TERMINATION

11.1   Liquidation Events.

(a)   The Company shall be wound up upon the first to occur of the following events (each a "***Liquidation Event***"):

(i)   the failure or withdrawal of the initial Offering if no closing has been effected under any prior Offering;

(ii)   the determination in good faith by the Manager that it is necessary or advisable to dissolve the Company;

(iii)   at any time when there are no Members;

(iv)   the sale, exchange, involuntary conversion, or other disposition or Transfer (including a distribution in-kind to the Members) of all or substantially all the Acquired Securities held by the Company;

(v)   the dissolution of the Issuer;

(vi)   the declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Exchange Act by the Company; and

(vii)   entry of a judicial decree requiring the winding up or dissolution of the Company under the Act.

11.2 Winding-Up and Termination. On the occurrence of a Liquidation Event, the business of the Company shall be wound up and shall, except to the extent consistent with such winding up, cease. The Manager shall act as liquidator or select one or more Persons to act as liquidator. The liquidator will proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. Until final distribution, the liquidator will continue to operate the Company with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

(a) As promptly as possible after an event requiring winding up and again after final liquidation, the liquidator will cause a proper accounting to be made of the Company's assets, liabilities, and operations through the last day of the calendar month in which the event requiring winding up occurs or the final liquidation is completed, as applicable;

(b) Subject to the Manager's obligations pursuant to Section 2.8, the liquidator will pay, satisfy, or discharge from the Company's funds all of the debts, liabilities and obligations of the Company, including any debt owed by the Company to any Member, (including all expenses incurred in winding up) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c) All remaining assets of the Company will be distributed to the Members *pro rata* in accordance with their Percentage Interests.

11.3 Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of termination with the Secretary of State of Delaware and take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE 12
GENERAL PROVISIONS

12.1 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement to the Members shall be disseminated as provided in Section 9.5 and through the electronic medium designated by the Manager or the Administrator. All notices, requests, and consents to be sent to the Company must be sent to or made in writing and delivered to the Manager's Address (as defined herein), or such other address or electronic means as the Company may specify. Unless otherwise specified in this Agreement or otherwise permitted by the Manager, any notice, request, or consent to the Company or the Manager must be given to the Manager at the principal office of the Company. Whenever any notice is required to be given by law, the Certificate, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12.2 Entire Agreement; Supersedure. This Agreement (including the Exhibits and Schedules) constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

12.3 Waivers; Amendment or Restatement.

(a) Neither the failure nor the delay on the part of the Company or any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person asserted to have granted the waiver.

(b)   This Agreement (including any exhibit or schedule hereto) may be amended by the Manager as deemed necessary to cause the Company at all times to meet the definition by the a "crowdfunding vehicle" as defined in Rule 3a-9 or otherwise as deemed necessary by the Manager; *provided that* any amendment, modification, supplement, restatement, or waiver of any terms of this Agreement that would alter or change the economic rights of any Member under this Agreement or rights specific to an individual Member (in its capacity as a Member under this Agreement) in a disproportionate and adverse manner, compared to the rights specific to the other Members (in their respective capacities as Members under this Agreement), shall also require the prior written consent or the written approval of the individual Member so effected unless (i) such approval is not required by applicable Law or (ii) permitted by Regulation CF.

(c)   Each Member agrees to be bound by each and every amendment, modification, supplement, restatement, or waiver of this Agreement adopted in accordance with this Section 12.3 even if such Member did not sign or consent to such amendment, modification, supplement, restatement, or waiver.

12.4   Power of Attorney. Each Member constitutes and appoints the Manager and its authorized partners, directors, managers, members, and officers, and each of them acting singly, in each case with full and authority in its name, place, and stead to execute, swear to, seal, acknowledge, deliver, file, and record in the appropriate public offices the following: (a) all certificates, documents, and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the Manager deems appropriate or necessary to form, qualify, or continue the existence or qualification of the Company as a limited liability company (or an entity in which the members have limited liability to the extent provided by applicable law) in the State of Delaware; (b) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement that is authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such amendment, change, modification, or restatement; (c) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal, or substitution of any Member or the Capital Contributions of any Member pursuant to the terms of this Agreement; (e) all instruments relating to any determination of the rights, preferences, and privileges of Interests that are authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such determination; (f) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to effectuate a transfer of Units under the terms of this Agreement; (g) all ballots, consents, approvals, waivers, certificates, and other instruments that the Manager deems appropriate or necessary to evidence or confirm any vote, consent, approval, agreement, or other action that is made or given by the Members in accordance with the terms of this Agreement; and (h) any conveyance documents, governing documents of the Issuer, agreements or other instruments as is necessary or required to cause any Acquired Securities to be distributed in-kind to the Members and cause the Members to be subject to any requisite documents and agreements of the Issuer. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Member and the transfer of all or any portion of any Member's Units, will survive the bankruptcy or insolvency of any Member and will extend to any Member's heirs, successors, assigns, and personal representatives, as applicable.

12.5   Binding Effect; Third Party Beneficiaries. Except as otherwise expressly provided herein, (a) this Agreement shall be binding upon and inure to the benefit of only the Members, their heirs, legal representatives, successors, and permitted assigns, as applicable, and (b) no provision hereof shall be construed as benefiting any creditor of the Company or a Member, or other third party; provided that each

Covered Person shall be a third-party beneficiary of Article 8 and the Issuer shall be a third-party beneficiary of Section 3.7(c).

12.6   Governing Law. This Agreement, the entire relationship of the parties hereto, and any litigation between the parties (whether grounded in contract, tort, statute, law, or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of Delaware, without giving effect to its choice of laws principles.

12.7   Arbitration. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be the Arbitration Location (as defined herein) Except as may be required by applicable Law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties. Notwithstanding the foregoing, if the Issuer Constituent Documents contain an exclusive forum provision, then the forum provisions of the Issuer Constituent Documents (as well as any rules or waivers applicable to such forum) shall control and be deemed to be incorporated herein, *mutatis mutandis*.

12.8   Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part of this Agreement and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

12.9   Counterparts. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same agreement. Signature pages to any counterpart may be detached, executed and attached to a single counterpart with the same force and effect as if all parties hereto had executed a single signature page hereof and may be validly executed and delivered by electronic transmission (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method.

12.10   Independent Counsel. The Manager and each Member acknowledges and agrees that (a) the terms of this Agreement, and all matters with respect to the organization and administration of the Company (including matters related to the compliance with applicable Law) are, and have been, determined solely by the Manager and the Members, and (b) each of the Manager and the Members has been advised to seek independent counsel with respect to the terms and obligations of the parties pursuant to this Agreement.

[Signature Page Follows]

The undersigned have executed this Agreement as of the Effective Date.

THE COMPANY:

ART CROWDFUNDING VEHICLE, LLC
By: Automated Retail Technologies LLC, its Manager

By: *Ryan Boland*
Name: Ryan Boland
Title: President

MANAGER:

AUTOMATED RETAIL TECHNOLOGIES LLC

By: *Ryan Boland*
Name: Ryan Boland
Title: President

*By executing this Agreement, the above-signed accepts its appointment as the initial Manager and acknowledges and agrees to its obligations under this Agreement, including to pay and advance all Operating Expenses and other costs and expenses of the Company as set forth in this Agreement, including as contemplated by Section 2.8.

SCHEDULE I

DEFINITIONS

"**_Acquired Securities_**" means the Securities subscribed for in an Offering, and issued in the name of the Company, and held by the Company for the benefit of the Members as contemplated in Section 2.4, together with any securities of the Issuer issued upon any conversion or exchange thereof.

"**_Act_**" means the Delaware Limited Liability Company Act, as amended.

"**_Additional Member_**" means any Person that is not already a Member in respect of particular Units who acquires: (a) all or a portion of the Units held by a Member from such Member or (b) newly issued Units from the Company and, in each case, is admitted to the Company as a Member pursuant to the provisions of Section 3.4.

"**_Administrator_**" means the Person to whom the Manager delegates the provision of certain administrative services for the Company under a written agreement and in accordance with Section 7.2.

"**_Affiliate_**" means, when used with respect to a specified Person, any Person which directly or indirectly Controls, is Controlled by or is Under Common Control with such specified Person.

"**_Arbitration Location_**" means Sarasota, Florida.

"**_Capital Contribution_**" with respect to a Member, means the total amount of cash and the net fair value of any property contributed by such Member (or such Member's predecessor in interest) to the capital of the Company. Any reference to the Capital Contributions of a Member will include the Capital Contributions made by a predecessor holder of such Member's Units to the extent the Capital Contribution was made in respect of Units Transferred to such Member.

"**_Code_**" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code will include any corresponding provision or provisions of succeeding Law.

"**_Confidential Information_**" means all proprietary information, trade secrets, process methods, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that relate to the Company or the Issuer and their businesses, products, or services, as applicable, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member, (b) was or becomes available to such Member on a non-confidential basis, (c) was or becomes available to such Member from a source other than the Company, or its representatives, or (d) is independently developed by such Member without the use of any Confidential Information. With respect to the Issuer, if the definition of Confidential Information or similar construct is more restrictive to the recipient of any Confidential Information than the foregoing in the Issuer Constituent Documents, such more restrictive definition will control relative to the Confidential Information of the Issuer.

"**_Control_**," including the correlative terms "**_Controlling_**," "**_Controlled by_**," and "**_Under Common Control with_**" means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies (whether through ownership of Units, by contract or otherwise) of a Person.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"***Investment Company Act***" means the Investment Company Act of 1940, as amended.

"***Issuer***" means Automated Retail Technologies LLC, a Wyoming limited liability company.

"***Issuer Constituent Documents***" means the articles of incorporation, by-laws, certificate of formation, operating agreement, or other governing documents of the Issuer, together with any other governance agreements to which the Issuer and the holders of Securities (other than the Members) generally are a party, including, but not limited to, any voting agreement, investors' rights agreement, co-sale agreement, registration rights agreement, or other stockholders' agreement.

"***Law***" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a domestic, foreign or international governmental authority or any political subdivision thereof and will include, for the avoidance of doubt, the Act.

"***Manager's Address***" means 1999 Main Street, Sarasota, FL 34236.

"***Member***" means any Person executing this Agreement on the Effective Date or who is hereafter admitted to the Company as a member as provided in this Agreement, but such term does not include any Person who has ceased to be a member in the Company.

"***Offering***" means the securities offering conducted by the Company and the Issuer pursuant to Regulation CF, as further defined in Section 2.4.

"***Operating Expenses***" means, with respect to any particular period, the costs, expenses, or charges incurred by the Company attributable to such period in holding, owning, and dealing with the Company's assets (including the Acquired Securities), including taxes, custodial fees, fees, professional fees, and all costs and expenses related to or incurred in connection with the Company's compliance obligations under applicable Laws arising out of it being a crowdfunding vehicle under Rule 3a-9, and all other expenses incurred in the day-to-day administration of the Company and such assets, including any fees or costs charged by or reimbursable to the Administrator.

"***Percentage Interest***" means the quotient (expressed as a percentage) of the number of Units held by such holder and the total number of Units outstanding.

"***Person***" means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

"***Regulation CF***" means Regulation Crowdfunding promulgated under the Securities Act.

"***Rule 3a-9***" means Rule 3a-9 promulgated under the Investment Company Act.

"***Sale of the Issuer***" means the earliest to occur of: (a) the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Issuer, taken as a whole, to an unaffiliated third party or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, or sale of securities) the result of which is that the equity holders immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting equity interests of the Issuer, and an unaffiliated third party is, or unaffiliated third parties are, in the aggregate, directly or indirectly through one or more intermediaries, the "beneficial owners" (as defined above) of more than 50% of the voting power of the outstanding voting equity interests of the Issuer.

"**_Securities_**" means the Common Units (the "**_Securities_**") issued by the Issuer.

"**_Securities Act_**" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"**_Tax_**" or "**_Taxes_**" means any tax, charge, fee, levy, deficiency, or other assessment of whatever kind or nature, including any net income, gross income, profits, gross receipts, excise, or withholding tax imposed by or on behalf of any government authority, together with any interest, penalties or additions to tax.

"**_Tax Return_**" means any return, election, declaration, report, schedule, return, document, opinion, or statement, including any amendments or attachments thereof, which are required to be submitted to any governmental agency having authority to assess Taxes.

"**_Transfer_**," including the correlative terms "**_Transferring_**," and "**_Transferred_**," means any direct or indirect transfer, assignment, sale, gift, _inter vivos_ transfer, pledge, hypothecation, mortgage, or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of Law) of Units (or any interest (pecuniary or otherwise) therein or right thereto), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, Units is Transferred or shifted to another Person.

"**_Treasury Regulations_**" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of Treasury Regulations will include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

"**_Units_**" means a unit of capital securities in the Issuer having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Units" in this Agreement. A holder of Units has: (a) rights to distributions (liquidating or otherwise), allocations, notices and information, and all other rights, benefits and privileges enjoyed by that Member (under the Act, the Certificate, this Agreement or otherwise) in its capacity as a Member; and (b) all obligations, duties, and liabilities imposed on that Member (under the Act, the Certificate, this Agreement, or otherwise) in its capacity as a Member.

***

EXHIBIT G
Crowdfunding Vehicle's Term Sheet

Exhibit G

TERM SHEET

In reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.), the Crowdfunding Vehicle (as defined by Section 3a-9 of the Investment Company Act of 1940, as amended) has caused to be filed this term sheet (the "**Term Sheet**") prior to the commencement of the offering and including the information required by Rule 201 of Regulation Crowdfunding (§ 227.201). This Term Sheet incorporates by reference the Form C it is an exhibit to and all capitalized terms not otherwise defined herein are controlled by the Form C, as amended.

1) Crowdfunding Vehicle:
    a) Name: ART Crowdfunding Vehicle, LLC (the "**Crowdfunding Vehicle**")
    b) Entity Type: Limited Liability Company
    c) State of Formation: Delaware
    d) Date of Formation: January 16, 2026
    e) Address: 1999 Main Street, Sarasota, FL 34236
    f) Website: See cover page of the Form C

2) Management: The sole executive of the Crowdfunding Vehicle is the Company, which has organized its creation and will act as the Manager (as defined by the Crowdfunding Vehicles' Operating Agreement (attached hereto as Annex I). The Crowdfunding Vehicle is therefore controlled by the Company and all officers, directors, and executives disclosures for the Company, as provided in the Form C, should be imputed onto the Crowdfunding Vehicle. The Manager shall serve as the initial Administrator (as defined below) of the Crowdfunding Vehicle, as further disclosed in the Offering Agreement.

3) Ownership: The Crowdfunding Vehicle currently has no owners, the sole owners of the Crowdfunding Vehicle will be Investors in the Offering, if the sum of the investment commitments equals or exceeds $10,000 ("**Target Offering Amount**") by December 31, 2026 (the "**Deadline**").

4) Business Plan: The Crowdfunding Vehicle was organized solely to facilitate investment into the Company in association with the Offering. If the sum of the investment commitments equals or exceeds the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will deploy all of its capital into the Company in exchange for the Securities and will thereafter hold them until such time as there is a liquidation event.

5) Employees: As the Crowdfunding Vehicle is not an operating company, it has no employees.

6) Risk Factors:

   Your investment is in a limited liability company formed by the Company to serve as a "crowdfunding vehicle" (the "Crowdfunding Vehicle"), and therefore you are not a direct holder of the Company's Securities.

The Company has formed a special purpose vehicle, i.e., the Crowdfunding Vehicle, for all Investors in this Offering. If you invest in or through the Crowdfunding Vehicle you will not be a direct owner of the Company's Securities, but rather you will hold an indirect interest in the Company's Securities via your ownership of the Crowdfunding Vehicle. Your rights as a member of Crowdfunding Vehicle are as set forth in the limited liability company of the Crowdfunding Vehicle (the "***Crowdfunding Vehicle Operating***

Agreement") and applicable law. As an indirect holder of the Securities, it may be more difficult for you to assert certain rights or claims that would otherwise be available to you if you were a direct holder.

The organization, governance, and administration of Crowdfunding Vehicle Company are subject to various regulatory requirements that are novel and are their interpretation and application are subject to uncertainty.

The Crowdfunding Vehicle is organized in accordance with Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("***Rule 3a-9***"). That rule was adopted in 2020 and imposes various requirements on the organization and administration of "crowdfunding vehicles", like Crowdfunding Vehicle. There is little legal guidance or precedent related to crowdfunding vehicles organized under Rule 3a-9, and the regulations and guidance in the crowdfunding arena evolve and may be difficult to interpret and apply. The application of Rule 3a-9 or other rules that may later be proposed or enacted, or other administrative guidance that may later be released, could lead a regulatory authority or other third party to reach the conclusion that the organization, governance, and/or administration of Crowdfunding Vehicle does not strictly with Rule 3a-9 and Regulation Crowdfunding. Any such determination could result in Crowdfunding Vehicle and the Offering being deemed not to comply with all applicable legal requirements, unilateral amendments to the terms of the Crowdfunding Vehicle Operating Agreement, or other results or actions that are adverse to the Company, Crowdfunding Vehicle and investors in this offering.

Crowdfunding Vehicle and its individual members will rely solely on the Manager, its affiliates and designees for funding and the administration of its assets and affairs.

Crowdfunding Vehicle's sole purpose is to serve as a crowdfunding vehicle under Rule 3a-9 and Regulation CF with respect to the Offering, and it will not separately conduct any operations, own other assets, or generate any separate revenues. Crowdfunding Vehicle and its members will be solely dependent upon the efforts, experience, contacts, and skills of the individual members of the Manager and its affiliates and principals. The Manager is charged with governing all affairs and assets of the Company and the Manager cannot be removed by the Members of Crowdfunding Vehicle. In addition, the Crowdfunding Vehicle Operating Agreement provides that all expenses, costs, and obligations of Crowdfunding Vehicle are to be paid by the Manager, and, at any point in time the Crowdfunding Vehicle may not have cash reserves to cover unexpected costs or expenses that may arise. The Manager shall serve as the initial administrator under the Crowdfunding Vehicle Operating Agreement until a successor is appointed (the "***Administrator***"), which is an unrelated party. If the Manager loses any of its key personnel, is unable to dedicate the necessary resources to the Crowdfunding Vehicle (both in terms of financial and managerial), or if the Administrator is unable for any reason to oversee and administer the affairs of the Crowdfunding Vehicle, it could have a material adverse effect on Crowdfunding Vehicle and its members.

Unit holders of Crowdfunding Vehicle will not have a vote or influence on the management of Crowdfunding Vehicle.

The Units of Crowdfunding Vehicle do not entitle holders to vote on matters that may affect the administration or affairs of Crowdfunding Vehicle. All decisions with respect to the management of the Crowdfunding Vehicle will effectively be made by the Manager and its affiliates. Crowdfunding Vehicle members will not have the right or power to take part in the management of the affairs of Crowdfunding Vehicle, will not be represented on any board of directors or similar managing body of the Company, and will grant to the Manager a broad power of attorney to, among other things, administer Crowdfunding Vehicle and its assets and affairs. Thus, by participating in the offering and subscribing to purchase Units in Crowdfunding Vehicle, investors will grant broad discretion to a third party (the Manager and its agents, including the Administrator) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Crowdfunding Vehicle nor take or effect actions that might otherwise be available to holders of a membership interest in a limited liability company. **Accordingly, no person should purchase a Unit in the Crowdfunding Vehicle unless such person is willing to entrust all aspects of management and administration of the Crowdfunding Vehicle to the Manager and the Administrator.**

The Manager faces conflicts of interest with respect to the Crowdfunding Vehicle's governance structure and relating to the allocation of time and resources between Crowdfunding Vehicle and the affairs of the Company as a whole.

The Manager of Crowdfunding Vehicle is the Company. The Manager will devote such time to manage Crowdfunding Vehicle as it, in its sole discretion, deems necessary. Any officers, managers, directors, or other control persons of the Manager and its affiliates will have responsibilities related to the oversight and management of the Company as a whole. The activities and interests of the Company as a whole may, from time to time, differ from the interests of Crowdfunding Vehicle and its members. The Manager does not expect to organize or enact any specific policy or procedure to resolve conflicts that may arise between the Manager, the Crowdfunding Vehicle and its members, and the Company as a whole. As a result, the Manager and its affiliates from time to time may have conflicts of interest, among other things, in (i) allocating time, resources, and activity between Crowdfunding Vehicle and the Company, and (ii) proposing or taking actions on behalf of Crowdfunding Vehicle and the Company, and there will not be a formal policy or other mechanism to address and resolve any such conflicts.

The Administrator will not devote all of its time to the affairs of Crowdfunding Vehicle.

Administrator is a third-party service provider that has been engaged by the Company to serve as the administrator of Crowdfunding Vehicle. Administrator provides similar services for other crowdfunding vehicles that are not associated with the Company. As a result, we cannot provide any assurances regarding the amount of time the Administrator will dedicate to the management of Crowdfunding Vehicle's affairs. Accordingly, Crowdfunding Vehicle may compete with similar crowdfunding vehicles or other vehicles, ventures, or entities to which Administrator provides services and for the time and attention of personnel of Administrator in connection with its assets and affairs. Crowdfunding Vehicle may not receive the level of support and assistance that it might otherwise receive if we were internally managed. Moreover, members of Crowdfunding Vehicle cannot remove or replace the Administrator.

The Crowdfunding Vehicle Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Crowdfunding Vehicle Operating Agreement provides that the Manager, in exercising its rights in its capacity as manager, is not subject to an independent duty to Crowdfunding Vehicle and to the fullest extent permitted by law each member of Crowdfunding Vehicle waives all fiduciary duties and liabilities of the Manager. In addition, the Administrator has no fiduciary duties to Crowdfunding Vehicle or its members and instead its obligations to Crowdfunding Vehicle are solely contractual. As a result, members of Crowdfunding Vehicle may not be entitled to certain protections that are afforded to equity holders in certain other entities, such as corporations or limited liability companies that have not sought to expressly waive the fiduciary duties of their governing body or other affiliates.

The federal income tax aspects of an investment in the Crowdfunding Vehicle are complex and their impact may vary depending on an investor's individual circumstances.

Investors in Crowdfunding Vehicle should consider the following tax risks, among others:

- The amount and times of any distributions from the Company to Crowdfunding Vehicle will be determined by the Manager in its sole discretion. Whether or not distributions are made, investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Company's and, in turn, the Crowdfunding Vehicle's taxable income and will have to pay applicable taxes from other sources. If the Manager elects not to make distributions to the investors to pay their tax liabilities, investors will have to fund the payment of their tax liabilities from other sources.

- Any net losses of the Company, and thus the Crowdfunding Vehicle, and any interest expenses on any debt incurred by an investor to acquire or carry an ownership interest in the Crowdfunding Vehicle, are likely to be subject to the limitations on deduction of passive activity losses.

- The IRS may challenge the Crowdfunding Vehicle's allocation and/or characterization of income, gain, loss, deduction, and credit.

- Investors may be precluded from claiming certain deductions by virtue of application of the at-risk rules.

- The Company or the Crowdfunding Vehicle may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed in the event of an audit.

- The IRS may challenge reporting positions taken by the Company or the Crowdfunding Vehicle on its tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.

- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.

The Company, and, in turn, the Crowdfunding Vehicle do not intend to seek any advance ruling from the IRS on any tax issue, nor does the Company or the Crowdfunding Vehicle intend to seek any opinion of counsel regarding the tax aspects associated with the Company's or the Crowdfunding Vehicle's operations or the potential tax impact of an investment in the Company or the Crowdfunding Vehicle. Each investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the Crowdfunding Vehicle, with specific reference to such investor's own tax situation.

The Units will not be freely tradable under the Securities Act of 1933, as amended (the "Securities Act") until one year from the initial purchase date, and you are otherwise prohibited from transferring the Units under the Crowdfunding Vehicle Operating Agreement.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Investors should be aware of the long-term nature of their investment in the Crowdfunding Vehicle. Each Investor in this offering will be required to represent that such investor is purchasing the Units for such person's own account, for investment purposes, and not with a view to resale or distribution thereof. In addition to the restrictions on transferability under the securities laws, the Crowdfunding Vehicle Operating

Agreement generally prohibits transfers without the consent of the Manager. Further, in the event any transfer is permitted, transfers of Units will not be effective until the last calendar day of the quarter in which they are initiated.

The Crowdfunding Vehicle Operating Agreement provides Investors the right to assert their rights under State and Federal law as if the Investor had invested directly in the Company, however, to do so, an Investor must bear all costs associated with such assertation.

Rule 3a-9 requires that the Crowdfunding Vehicle provides to each investor the right to direct the Crowdfunding Vehicle to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the crowdfunding issuer and provides to each investor any information that it receives from the crowdfunding issuer as a shareholder of record of the crowdfunding issuer. The Crowdfunding Vehicle Operating Agreement provides Investors the right to assert their rights under State and Federal law as if the Investor had invested directly in the Company, however, to do so, an Investor must bear all costs associated with such assertation. The cost of asserting such rights may exceed the basis of any investment in the Crowdfunding Vehicle. The Manager has an inherent conflict of interest with respect to facilitating this right for the benefit of the Investors.

The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company but such processes may be inefficient or may be superseded by governing documents associated with the Securities.

Rule 3a-9 requires that the Crowdfunding Vehicle will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company. The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company and will follow such directions or decisions per the terms of the Crowdfunding Vehicle Operating Agreement. However, such process may be inefficient, leading to delays in the execution of the instructions. Further, transactional documents associated with or governing the Securities may supersede each individual Investors' right or ability to exercise their voting rights or investment decisions with respect to in tender or exchange offers or similar transactions conducted by the Company

7) <u>Offering</u>:   The Crowdfunding Vehicle was formed solely for the purposes of facilitating investment into Automated Retail Technologies LLC (the "**Company**"). Therefore, the terms of the Crowdfunding Vehicle's Offering are the same as the Company's. In the event the sum of the investment commitments is less than the Target Offering Amount by the Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Whether or not the Crowdfunding Vehicle will accept investment commitments in excess of the offering amount, and the method of allocation if it does, will be determined by the terms of the Offering.

8) <u>Use of Proceeds</u>:   In the event the sum of the investment commitments equals or exceeds the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will accept 100% of the gross proceeds of the Offering and use such gross proceeds to invest in the Securities. The Company will pay all fees, commissions and satisfy all reimbursements associated with the Offering and the formation, operation and winddown of the Crowdfunding Vehicle.

9) <u>Offering Mechanics:</u> Please see the Form C for a description of the process to complete the transaction or cancel an investment commitment. In the event of a material change, if an investor does not reconfirm

his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned. The Offering will be conducted by the intermediary identified within the Form C. The Company will pay all fees, commissions and satisfy all reimbursements associated with the Offering and the formation, operation and winddown of the Crowdfunding Vehicle. Updates regarding the offering will be displayed on the intermediary's portal.

10) <u>The Crowdfunding Vehicle Securities:</u> The Crowdfunding Vehicle is offering units of membership (the "**Units**"). As further defined by the Crowdfunding Vehicle Operating Agreement, the Units are meant to track on a one-to-one basis, each of the Securities acquired by the Crowdfunding Vehicle from the Company. There is a per Unit price of $1.00. The subscription agreement for the Units is attached hereto as <u>Annex II</u> (the "**Subscription Agreement**"). The Subscription Agreement and Crowdfunding Vehicle Operating Agreement provide for additional restrictions on transfer of the Units. Members of the Crowdfunding Vehicle will only be owners of the Units and will not have a direct economic interest in the Securities

11) <u>Related Persons Transactions</u>: The Crowdfunding Vehicle is newly formed and has no historic transactions. The only proposed transaction of the Crowdfunding Vehicle is this Offering.

12) <u>Financial Condition and Capitalization of the Crowdfunding Vehicle:</u>The Crowdfunding Vehicle has no historic capitalization and no current beneficial owners. In the event the sum of the investment commitments is less than the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will be dissolved. In the event the sum of the investment commitments equals or exceeds the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will accept 100% of the gross proceeds of the offering and use such gross proceeds to invest in the Securities. The Offering will be conducted by the intermediary identified within the Form C. The Company will pay all fees, commissions and satisfy all reimbursements associated with the Offering and the formation, operation and winddown of the Crowdfunding Vehicle.

13) <u>Financial Statements</u>: The Crowdfunding Vehicle is newly formed and has no historic financial statements. Therefore, blank financial statements have been attached to this Term Sheet as <u>Annex III</u>.

14) <u>Continued Reporting</u>: Any reports the Crowdfunding Vehicle is required to provide investors pursuant to Regulation Crowdfunding will be posted on the Company's website or as otherwise described by the Form C.

15) <u>Disqualification and Failures to make reports pursuant to Regulation Crowdfunding:</u> The Crowdfunding Vehicle has never failed to comply with the ongoing reporting requirements of § 227.202 nor is the Crowdfunding Vehicle, its Manager or the Company statutorily disqualified from conducting the Offering pursuant to § 227.501.

16) <u>Investment Company Act Compliance</u>: As further described in the Form C and the Crowdfunding Vehicle Operating Agreement, the Crowdfunding Vehicle has been organized in compliance with Rule 3a-9 of the Investment Company Act of 1940, as amended and has the following terms and conditions associated with its operations:

   a) was organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding the Company and raising capital in one or more offerings made in compliance with §§ 227.100 through 227.504 (Regulation Crowdfunding);
   b) has not and will not borrow money and uses the proceeds from the sale of its securities solely to purchase a single class of securities of a single crowdfunding the Company;

c) will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which the crowdfunding vehicle and the Company are deemed to be co-issuers;

d) has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, receives no other compensation, and any compensation paid to any person operating the vehicle is paid solely by the crowdfunding the Company;

e) maintains the same fiscal year-end as the crowdfunding the Company;

f) maintains a one-to-one relationship between the number, denomination, type and rights of crowdfunding the Company securities it owns and the number, denomination, type and rights of its securities outstanding;

g) will seeks instructions from the holders of its securities with regard to:

    i) the voting of the Company securities it holds and votes the Company securities only in accordance with such instructions; and

    ii) participating in tender or exchange offers or similar transactions conducted by the crowdfunding the Company and participates in such transactions only in accordance with such instructions;

h) will receive, from the Company, all disclosures and other information required under Regulation Crowdfunding and the Crowdfunding Vehicle promptly provides (whether directly, indirectly or via the provision of access to) such disclosures and other information to the investors and potential investors in the Crowdfunding Vehicle's securities and to the relevant intermediary; and

i) will provide to each investor the right to direct the Crowdfunding Vehicle to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and provides to each investor any information that it receives from the Company as a shareholder of record of the crowdfunding Company.

ANNEX I – CROWDFUNDING VEHICLE OPERATING AGREEMENT

THE UNITS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT. SUCH UNITS MAY NOT BE TRANSFERRED OR RESOLD, EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE AND OTHER SECURITIES LAWS, PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION, AND THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CROWDFUNDING VEHICLE OPERATING AGREEMENT
OF
ART CROWDFUNDING VEHICLE, LLC

This Crowdfunding Vehicle Operating Agreement (this "***Agreement***") of ART Crowdfunding Vehicle, LLC, a Delaware limited liability company (the "***Company***"), dated and effective as of January 16, 2026 (the "***Effective Date***"), is adopted, executed, and agreed to, for good and valuable consideration, among the Company, the Manager (as defined below), and the Members (as defined below).

A. The Company was formed to serve as a "crowdfunding vehicle" for purposes of Rule 3a-9 (as defined below) and Rule 100 of Regulation CF (as defined below).

B. This Agreement will be the "limited liability company agreement" of the Company under the Act (as defined below) to set forth the rules, regulations, and provisions regarding the management and business of the Company, the governance of the Company, the conduct of its business, and the rights and privileges of its Members.

NOW, THEREFORE, in consideration of the foregoing premises, the parties to this Agreement hereby agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

1.1 Definitions. Capitalized terms used but not otherwise defined in this Agreement have the meanings set forth on ***Schedule I***.

1.2 Construction. For all purposes of this Agreement, unless otherwise required by the context, as used herein (a) the gender of words includes all genders and gender identities, (b) the singular includes the plural (and vice versa), (c) the word "***include***" and similar derivations are without limitation, (d) the words "***herein***", "***hereinafter***," and similar derivations refer to this Agreement as a whole and not any particular Article, Section, or other subdivision, (e) all dollar amounts are expressed in United States funds, (f) the term "or" means "and/or", (g) references to statutes shall include all rules and regulations promulgated thereunder, references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending, modifying, or replacing the statute or regulation and executive orders pertaining thereto, (h) references to any Person shall include all predecessors of such Person, as well as all permitted heirs, successors, and assigns, and (i) the captions in this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

ARTICLE 2
ORGANIZATION

2.1 <u>Formation</u>. The Company was formed and organized as a Delaware limited liability company by the filing of a Certificate of Formation (as may be amended or restated from time to time, the "***Certificate***") on January 16, 2026 with the Secretary of State of the State of Delaware.

2.2 <u>Name</u>. The name of the Company is "ART Crowdfunding Vehicle, LLC," and all Company business shall be conducted in that name or such other name as the Manager may select.

2.3 <u>Registered Office and Registered Agent</u>. The registered office and registered agent of the Company in the State of Delaware shall be as set forth in the Certificate. From time to time, the Manager may change the Company's registered office and/or registered agent in the State of Delaware as provided in the Act.

2.4 <u>Purpose</u>. The sole purpose of the Company is to raise capital in accordance with Regulation CF by serving as a "crowdfunding vehicle" as defined in Rule 3a-9 and to utilize the Capital Contributions of the Members to acquire, hold, and dispose of a portion of the Securities (as defined herein) issued by the Issuer (as defined herein) in one or more offerings conducted by the Issuer under Regulation CF (collectively, the "***Offering***"), and to engage in activities that are necessary or incidental thereto. That portion of the Securities held by, or issued in the name of, the Company are referred to herein as the "***Acquired Securities***." The "***Securities***" and the "***Acquired Securities***," in each case, shall include any additional securities, digital assets, rights, and other non-cash assets distributed to the Company in respect of the Acquired Securities, whether by dividend, airdrop, or otherwise.

2.5 <u>Term</u>. The Company's existence commenced on the effectiveness of the Certificate, and the Company will have a perpetual existence, until it is dissolved and terminated in accordance with <u>Article 11</u>.

2.6 <u>No State Law Partnership</u>. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal or state income Tax purposes, and this Agreement may not be construed to suggest otherwise.

2.7 <u>Title to Company Assets</u>. Title to the Acquired Securities or any other Company assets will be vested in the Company as an entity. Accordingly, no Member or Manager will have a direct ownership interest in such Company assets (including any Acquired Securities, except to the extent contemplated by Rule 3a-9). All Company assets will be recorded as the property of the Company in its books and records, irrespective of the name in which record title to any such Company asset is held.

2.8 <u>Payment and Reimbursement of Expenses</u>. All Operating Expenses, expenses associated with the Offering, and all other expenses or undertakings incurred by the Company for its formation, operation, or winding up, shall be paid by the Issuer in its capacity as the Manager. If the Company incurs any of the foregoing costs or undertakings directly, the Manager shall promptly reimburse or indemnify the Company for any such incurred, expenses paid by or costs or undertakings incurred by the Company. The Manager shall not receive any compensation for serving in such capacity and in providing its services hereunder.

2.9 <u>Foreign Qualification</u>. The Manager shall cause the Company to qualify to do business in each jurisdiction where, in the discretion of the Manager, qualification is required. The Manager has the power and authority to execute, file, and publish all certificates, notices, statements, or other instruments necessary to permit the Company to conduct business as a limited liability company in all jurisdictions where the Company is deemed to do business.

ARTICLE 3
MEMBERS; UNITS

3.1 <u>Units; Authorization and Issuance of Units</u>.

(a) The Manager may admit any Person as a Member from time to time in its discretion and upon such Person's signing a counterpart of this Agreement and a "Subscription Agreement" (or similar agreement) to acquire Units. Each Member, and the amount of such Member's Capital Contribution(s), shall meet any ownership limitations, restrictions, and criteria set forth in Rule 100 of Regulation CF. The admission of a Member will be effective when the Manager enters into the register of Members, which may be maintained via electronic means, including automated mediums or utilization of distributed ledger technology (the "***Register***"), the name of such Member and the Units owned by such Member. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member and to reflect any additional Capital Contributions that may be made by a Member.

(b) The Company shall only issue one class of Units to current or prospective Members, and such Units shall maintain a one-to-one relationship between the number, denomination, type, and rights of the Acquired Securities. By way of example and not limitation, it is expected that one Acquired Security will equate to one Unit, consistent with Rule 3a-9. Upon the Issuer effecting any in-kind dividend or distribution of the Securities to its holders, or any form of split (whether forward or reverse), combination, recapitalization, or similar event or transaction affecting the capitalization structure of the Issuer, the Units shall be adjusted (i) in a corresponding amount and manner to reflect such action in respect of the Acquired Securities and (ii) to cause the Units to maintain a one-to-one relationship with the Acquired Securities. The Units will be uncertificated unless otherwise determined by the Manager.

(c) The names, mailing and electronic addresses, and the number of Units attributable to the Members shall be maintained by the Manager on the Register. Each Member shall promptly provide the Manager with the information required to be set forth for that Member on the Register and shall promptly notify the Manager of any change to that information. The Manager shall update the Register from time to time as necessary to accurately reflect the information therein as known by the Manager, including admission of new Members, but no update will constitute an amendment for purposes of <u>Section 12.3</u>. The Manager may permit the Issuer to contact Members directly as if such Members directly held the Acquired Securities represented by such Member's Units, and any such contact by the Issuer shall be deemed a contact by the Manager hereunder. Any reference in this Agreement to the Register will be deemed to be a reference to the Register as amended and in effect from time to time. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The Manager may engage a transfer agent, whether registered or not, to maintain the Register for Units.

3.2 <u>No Other Persons Deemed Members</u>. Unless admitted to the Company as a Member as provided in this Agreement, no Person (including an assignee of rights with respect to Units or a transferee of Units, whether voluntary, by operation of Law or otherwise) will be a Member. The Company may elect to deal only with Persons admitted to the Company as Members as provided in this Agreement (including their duly authorized representatives). Any distribution by the Company to a Person shown on the Company's records as a Member or to its legal representatives will relieve the Company of all liability to any other Person who may have an interest in such distribution by reason of any Transfer by the Member or for any other reason.

3.3   No Withdrawal or Expulsion. A Member shall not take any action to withdraw as a Member voluntarily, and a Member shall not be expelled or otherwise removed involuntarily as a Member, prior to the winding up and termination of existence of the Company, other than (a) as a result of a permitted Transfer of all of such Member's Units in accordance with Article 6 and each of the transferees of such Units being admitted as an Additional Member, (b) as otherwise expressly provided in this Agreement, or (c) as otherwise contemplated in Section 6.1 or as may be required by Law.

3.4   Admission of Additional Members.

(a)   Subject to Section 3.1(a), additional Persons may be admitted as Members to the Company, or Members may be permitted to purchase Units, from time to time in the sole discretion of the Manager and consistent with the primary purpose of the Company set forth in Section 2.4.

(b)   An Additional Member will only be admitted to the Company with all the rights and obligations of a Member if all applicable conditions of Article 6 are satisfied or waived by the Manager. The Transferor and any Person admitted as a Member in connection with a Transfer shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Transfer or admission as an Additional Member.

3.5   Death of a Member.   In the event of the death of any Member, the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, to the extent (and, if applicable, in the manner) permitted by the Issuer Constituent Documents; and *provided*, that any such Transferee shall be admitted as a Member only upon compliance with the provisions of Section 3.4.

3.6   Limited Liability; No Liability of Members. No Member will be personally liable for the debts, obligations, or liabilities of the Company, including under a judgment, decree, or order of court, nor will any Member be obligated to guaranty any debt, obligation or liability of the Company. No Member will have any responsibility or obligation to restore any deficit balance in its Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company, except as expressly provided in this Agreement or required by any non-waivable provision of the Act. However, if any court of competent jurisdiction orders, holds or determines that, despite this Agreement, any Member is obligated to restore any such negative balance, make any such contribution or make any such return, such obligation will be the obligation of such Member and not of any other Person.

3.7   Confidentiality.

(a)   Each Member agrees that all Confidential Information is confidential and, unless approved in advance by the Manager, will not be (i) disclosed or otherwise released to any other Person (other than to a Manager or Member for a valid business purpose), or (ii) used for any purpose other than as necessary and appropriate in carrying out the business of the Company. The obligations of the Members under this Section 3.7 do not preclude any Member from disclosing information to such Member's direct and indirect beneficial owners or representatives, *provided* that the disclosing Member shall be legally liable for any breach of the provisions of this Section 3.7 by such beneficial owners and representatives. The restrictions set forth herein do not apply to any disclosures required by applicable law, so long as (A) the Person subject to such disclosure obligations provides prior written notice (to the extent reasonably practicable) to the Company and any affected Person stating the legal basis upon which the disclosure is asserted to be required, and (B) the Person subject to such disclosure obligations takes all commercially reasonable steps to oppose or mitigate any such disclosure.

(b)   Each Member acknowledges that breach of the provisions of this Section 3.7 may cause irreparable injury to the Company and its Subsidiaries for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member agrees that, in addition to any legal or other equitable damages that the Company is entitled to recover, the provisions of this Section 3.7 may be enforced by specific performance and that the Company shall be entitled to injunctive relief (without posting any bond or other security) in order to enforce the provisions of this Section 3.7.

(c)   In addition, each Member is and shall be bound by any confidentiality covenants imposed on all holders of Securities by the Issuer in the Issuer Constituent Documents as if such Member was a party thereto or otherwise bound thereby, and any such covenants (as they may be amended from time to time) are hereby incorporated herein *mutatis mutandis* as if originally stated herein.

ARTICLE 4
CAPITAL CONTRIBUTIONS

4.1   Contributions. As of the Effective Date, the Members contributed to the Company cash (or are deemed to have contributed to the Company cash or other assets) equal to the amount set forth in the Register and, in exchange for such contribution, the Company issued to such Member the Units reflected in the Register. No Member is required to make additional capital contributions.

4.2   Return of Contributions. No Member is entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. A Capital Contribution that has not been repaid is not a liability of the Company or of any Member. No Member is required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.3   Capital Account.

(a)   A separate capital account (a "*Capital Account*") will be established and maintained for each Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv).

(b)   On any permitted Transfer of all or part of a Member's Units, the Capital Account of the transferor that is attributable to the Transferred Units will carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS

5.1   Distributions.

(a)   If any distributable cash or other assets are received by the Company from the Issuer pursuant to the terms of the Securities, the Manager shall make, or cause to be made, corresponding distributions promptly to the holders of the Units *pro rata* in accordance with their Percentage Interests and on a one-to-one basis as if the holders of the Units held the Acquired Securities directly. Without limiting the foregoing, the Manager may instruct the Issuer to make such distribution directly to the holders of the Units.

(b)   The Company may, from time to time, distribute all or a portion of the Acquired Securities or other Company property in kind. In the event all or a portion of the Acquired Securities are distributed in kind, each Member shall be deemed to have accepted, and shall be bound by, the terms of the applicable governing documents for the Securities, and to the extent not already a party to such financing documents, as a condition precedent to the receipt of the Acquired Securities, shall become a party to or otherwise bound by such agreements.

(c)   The Company is authorized to deduct or withhold from distributions, or with respect to allocations, to the holders of Units and to pay over to any U.S. federal, state, local, or non-U.S. taxing authority any amounts required to be so deducted or withheld pursuant to the Code or any provisions of applicable Law. For all purposes under this Agreement, any amount so deducted or withheld will be treated as actually distributed to the holder of Units with respect to which such amount was deducted or withheld, and will be credited against and reduce any further distributions to which such holder otherwise would have been entitled to receive under this Agreement.

5.2   Allocations of Profits and Losses. All items of income, gain, loss, deduction, and credit incurred or accrued by the Company shall be allocated among Members pro rata in accordance with their respective Percentage Interests and otherwise pursuant to the principles of Section 704 of the Code, and in conformity with the US Treasury Regulations promulgated thereunder, or the successor provisions to such section and US Treasury Regulations so as to reflect the manner in which distributions are to be made pursuant to this Agreement and the other relevant clauses of this Agreement.

ARTICLE 6
TRANSFER OF INTERESTS

6.1   Restrictions on Transfers of Units. A Member may not Transfer any Units except (a) with the prior consent of the Manager, which may not be unreasonably withheld, conditioned, or delayed (it being acknowledged and agreed that any such Transfer may be restricted in order to comply with Rule 3a-9, to avoid the Company becoming subject to adverse legal consequences (such as becoming subject to additional regulatory requirements or schemes), because such Transfer would have been prohibited under the Issuer Constituent Documents if the Member had directly held the Acquired Securities attributable to its Units, or otherwise to comply with applicable Law), (b) in compliance with Rule 501 of Regulation CF, (c) upon the redemption of the Units by, or surrender of the Units to, the Company or the Issuer as may be permitted or effected by the Manager whether at the volition of the Company or the Member, or (d) to the extent permitted by the Issuer Constituent Documents. Any Transfer or purported Transfer shall be void and of no effect unless it complies with this Article 6 and the transferee has executed a document or instrument causing such transferee to become a party to and bound by this Agreement. Unless otherwise determined by the Manager in its sole discretion, transfers shall be deemed effective as of the last day of the calendar quarter in which the Transfer is effected.

6.2   Effects of Transfers.

(a)   A transferee of Units or an acquirer of newly issued Units, each of whom has been admitted as an Additional Member in accordance with this Agreement, will, from and after the date of the relevant Transfer, have all the rights and powers and be subject to all the restrictions and liabilities under this Agreement relating to a Member holding Units.

(b)   If any Units are Transferred pursuant to the terms of this Agreement, the transferee will succeed to the Capital Account and the respective Units of the transferor to the extent the Capital Account and Units are attributable to the Units so Transferred.

6.3   Drag Along. In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities make a *bona fide* offer to acquire all or substantially all of the Securities as part of a Sale of the Issuer and the holders of the Securities approve such transaction in accordance with applicable Law and the governing documents of the Issuer, then the Manager shall have the right to cause and require all of the Members to participate in the sale as sellers of their Units or as otherwise may be required to cause the Company to sell, dispose of, or transfer the Acquired Securities as part of the Sale of the Issuer in accordance with the terms of that transaction, and each Member shall take all necessary action to cause the consummation of such transaction, including voting such Member's Units in favor of such transaction (by and through the Manager or otherwise, including via any Pass-Through Voting). Each Member agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested or required by the Manager or as otherwise contemplated by the Issuer Constituent Documents, except as may be limited by Rule 3a-9.

ARTICLE 7
MANAGEMENT

7.1   Management Under Direction of the Manager.

(a)   The business and affairs of the Company will be managed and controlled by the Manager and, subject to Section 7.4, the Manager will have full and complete discretion to manage and conduct the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary, advisable or appropriate to accomplish the purposes of the Company as set forth in Section 2.4. Notwithstanding anything to the contrary herein, the Manager shall be able to take all actions necessary without the consent of Members in order to maintain the Company's status as a "crowdfunding vehicle" as defined in Rule 3a-9.

(b)   The Manager shall not be subject to an independent fiduciary duty to the Company or its Members pursuant to this Agreement, and to the fullest extent permitted by applicable Law, the Company and each Member hereby waive all fiduciary duties and all liability of the Manager solely in its capacity as the Manager of the Company for breaches of fiduciary duties; *provided, however*, that such waiver shall not extend to (i) any fiduciary duty imposed on the Issuer (or its Board of Directors (or other governing body), officers , managers or similar Persons) owed to all holders of the Securities under the Issuer Constituent Documents or applicable Law, or (ii) liability for any action or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. Pursuant to Section 7.5(c), each Member shall be entitled to direct the Company (through the Manager or a designee of the Manager) to assert any claims for breach of fiduciary duty by the Board of Directors (or other governing body), officers or managers or similar Person(s) of the Issuer to the maximum extent permitted by applicable law and the Issuer Constituent Documents.

(c)   The initial Manager is the Issuer. The Members acknowledge and agree to such appointment. The Acquired Securities may constitute less than a majority of the outstanding Securities, and in all cases the Manager (through its Board of Directors (or other governing body), officers, managers or similar Person(s)) may have duties and obligations to other holders of the Securities, or to all holders of the Securities, that differ from or could be deemed adverse to the interests of the Company as the holder of solely the Acquired Securities or to any individual Member. The Members acknowledge that the Manager in all cases may not have the same interests as an individual Member or the Company solely in its capacity as a holder of the Acquired Securities. The Members hereby consent to, and waive, any conflict of interest that may arise by virtue of the Issuer serving as the Manager and actions the Issuer may take in good faith on behalf of the holders of the Securities as a class, and in accordance with applicable Law of that may differ from or conflict with solely the interests of the Company or any individual Member, except in the case where the Manager engages in any activity or takes any action in bad faith or in a manner that is contrary to the Issuer Constituent Documents or the express terms of this Agreement or the Act.

(d)   The Manager may not be removed by the Members, except if required by applicable Law as evidenced by a final non-appealable court order or written opinion of independent counsel; provided, that the Manager may assign its obligations hereunder to any successor to the Issuer, whether via merger, acquisition, reorganization, consolidation, or otherwise. The Manager may resign or withdraw at any time by giving thirty (30) days' prior written notice to the Company. The resignation of the Manager shall take effect upon the expiration of such 30-day period or at any later time specified in such notice. Unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective. The Manager's resignation, withdrawal or removal shall not dissolve or terminate the Company but rather a successor Manager shall be appointed by the Manager to serve as, and to perform, the duties of the Manager hereunder effective upon such resignation, withdrawal or removal. Any successor Manager shall have the same rights, duties and obligations as the Manager has with respect to the Company.

7.2   Administrator.

(a)   The Manager may (i) appoint a third party to act alone in respect of any Company matter or determination, and (ii) delegate to one or more third parties ministerial and managerial authority to manage and conduct all aspects of the day-to-day administration of the Company, including any and all actions contemplated by this Agreement and the Act to be taken by the Manager (except to the extent prohibited by applicable Law). Any such designation or delegation shall not relieve the Manager of its obligations hereunder.

(b)   The Manager shall serve as the initial Administrator until a successor is appointed or delegated pursuant to this Section 7.2. The Administrator shall serve in that role unless removed pursuant to this Section 7.2. On or before the Effective Date, the Manager, as deemed necessary, may enter into any agreement or other document or instrument on behalf of the Company as may be necessary to appoint, engage, or designate the Administrator, and under any such arrangement may, on behalf of the Company, take any action as may be required or necessary under such agreement.

(c)   The Administrator shall be responsible for conducting the activities of the business of the Company and administering Company assets (including the Acquired Securities) as described in an agreement between the Manager and the Administrator and this Agreement, all in accordance with Regulation CF and Rule 3a-9. The Administrator shall have the authority to perform such duties relating to the Company as are designated by the Manager or the Company and as provided in this Agreement, which may include administering the assets of the Company; to receive and pass on notices, reports and other communications to the Members; to liaise with third parties, including regulatory authorities; to execute documents on behalf of the Company as necessary for the administration of the Company's assets; and such other duties as the Manager shall require from time to time; provided that the exercise of the foregoing duties shall in all instances be subject to the provisions of terms and limitations of this Agreement. Without limiting the foregoing, the Administrator shall be entitled to act in any attorney-in-fact or similar function granted to the Manager hereunder, including pursuant to Section 7.5(b). Further, the Administrator is hereby granted a limited power of attorney to prepare, execute in the name of Manager or the Company for the benefit of the Company, and submit: (i) to the United States Securities and Exchange Commission any documents necessary or appropriate to obtain EDGAR codes and passwords enabling the Series to make electronic filings with the SEC, (ii) to the SEC and state regulatory authorities any documents necessary or appropriate to effectuate notice filings of the Series' exemption from registration under Section 4(a)(6) of the Securities Act and Regulation CF thereunder, (iii) to the Internal Revenue Service any documents necessary or appropriate to obtain an Employer Identification Number for the Series, (iv) to the IRS any and applicable state revenue authority any documents necessary or appropriate to effectuate annual or other tax reporting and filing for the Series, including Form 1065 and the equivalent state forms, and (v) to any depository institution any documents necessary or appropriate to open and maintain a bank account, whether checking, savings, or otherwise.

(d)   The Administrator shall only be removed by the Manager, for any reason, in the Manager's sole discretion by providing the Administrator at least thirty (30) days' prior written notice. Upon any such removal, the Manager shall promptly designate a replacement Administrator or undertake all obligations of the "Manager" hereunder.

7.3   Members. Except for the right to consent to or approve certain matters as expressly provided in this Agreement, the Members in their capacity as Members will not have any other power or authority to manage or control the business or affairs of the Company or to bind the Company or enter into agreements on behalf of the Company. To the fullest extent not prohibited by Law, no Member in its capacity as a Member will have any duty, fiduciary or otherwise, to the Company or any other Member in connection with the business and affairs of the Company or any consent or approval given or withheld pursuant to this Agreement, other than, to the extent required by Law, the implied contractual covenant of good faith and fair dealing.

7.4   Prohibited Company Actions. Notwithstanding any other provision of this Agreement, none of the Manager, the Administrator, nor any Member may, directly or indirectly, cause the Company to take the actions specified in this Section 7.4, or any action which would result in the Company violating Rule 3a-9 except for transactions with the Company pursuant to Regulation CF. Such prohibited actions include:

(a)   causing the Company to incur any expenses or be responsible for any compensation to the Administrator or any other third party administering this Company, other than such expenses or compensation that are paid solely by the Issuer or otherwise expressly permitted by this Agreement (including any reimbursements);

(b)   incurring any indebtedness or pledge, or granting liens on any assets, or entering into any guarantee, or assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person;

(c)   making any loan or advance to, or a capital contribution or investment in, any Person; and

(d)   entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets, including any securities (except, in the case of the Acquired Securities, a transaction involving all or substantially all of the outstanding Securities, or the Sale of the Issuer that is approved in accordance with Section 7.5).

7.5   Actions with Respect to the Acquired Securities.

(a)   In the event that any vote, consent, or approval of the Company is sought with respect to the Acquired Securities and in the Company's capacity as a holder of the Acquired Securities whether with respect to a matter submitted to Securities holders for a vote, or in connection with a transaction or tender or exchange offer (each, an "*Issuer Action*"), the Manager shall: (i) promptly notify the Members of the Issuer Action; (ii) provide or make available any reports, proxy statements, disclosure documents, or other materials filed, furnished or otherwise disseminated by the Issuer under the Securities Act, the Exchange Act, Regulation CF, other applicable Law, or the Issuer Constituent Documents with respect to such proposed Issuer Action; and (iii) seek the direction and approval of the Members prior to causing the Company to vote, consent to, or otherwise take any such action regarding the Issuer Action as the holder of the Acquired Securities in a manner consistent with the Issuer Constituent Documents. Any such notice of the Issuer Action may be given, and any such materials may be delivered, to Members through a medium selected by the Manager. Such notice and delivery, and any time to consider the applicable Issuer Action, as well as deadline to submit a vote or direction, shall be consistent with that provided by the Issuer to all holders of the Securities with respect to the Issuer Action or otherwise in compliance with the Issuer Constituent Documents. Upon the termination of any consideration and voting period for the applicable Issuer Action, the Manager shall vote, or cause to be voted, or otherwise take action to vote (or, as applicable, abstain with respect to such vote of or take non-action with respect to) the

Acquired Securities, in connection with the Issuer Action (by whatever means is sought by the Issuer for the Issuer Action, whether in writing, in person, by proxy, or otherwise) consistent with the direction of the votes, consents, direction, or abstention actually submitted (or non-action) by Unit holders; *provided*, *however*, that, the Members acknowledge and agree that, absent the Issuer facilitating a pass-through voting structure whereby each Member's vote, consent, approval, or abstention (or non-action, as applicable) attributable to their Units is individually accounted for as if that Member were a direct holder of the Acquired Securities (in which case the Members shall vote, consent, or approve Issuer Actions in such manner) ("***Pass-Through Voting***"), the Manager shall have authority to vote on, consent to, or approve any such Issuer Action on behalf of the Company (y) in a manner consistent with the vote, consent, approval, or abstention of (or non-action by) the holders of a majority of the Unit holders participating in any such vote, consent, approval, or abstention (which vote, consent, approval, or abstention may be sought in any manner determined by the Manager, including by written consent), or (z) in such other equitable manner that is consistent with the intent of Rule 3a-9 as determined by the Manager in good faith.

(b)   Notwithstanding any provision herein to the contrary, each Member hereby appoints the Manager as its proxy and attorney in fact as may be necessary to cause the Company to vote, abstain, or otherwise take action on behalf or in respect of the Acquired Securities held in the name of the Company and that may be necessary to give effect to Section 7.5(a), the terms and intent of this Agreement and Rule 3a-9 Without limiting the foregoing and notwithstanding Section 7.5(a), to the extent permitted by Rule 3a-9, the Manager shall vote, consent, or otherwise take action in respect of the Acquired Securities pursuant to any contractual voting arrangements applicable to holders of the Securities set forth in the Issuer Constituent Documents.

(c)   Each Member shall have the right to direct the Company (through the Manager or other designee of the Manager) to assert any and all rights under Law in respect of the Acquired Securities that the Member would have if such Member were a direct holder of the Acquired Securities. Notwithstanding any provision herein to the contrary, any costs and expenses to assert such claims shall be paid and borne by the Member or other Person that would be obligated to incur and bear such costs under the Issuer Constituent Documents, the laws of the state of organization of the Issuer, or other applicable Law as if the Member asserting the claim were the direct holder of the Acquired Securities and asserting a direct claim or other form of derivative claim.

(d)   The Manager shall take any and all actions as may be necessary or appropriate to ensure compliance with Rule 3a-9 in respect of this Section 7.5.

7.6   Voting. Other than as contemplated in Section 7.5 with respect to Issuer Actions, as required by Rule 3a-9, or as otherwise expressly contemplated herein or required by applicable Law, Members shall have no voting rights or rights of approval, veto, or consent or similar rights as holders of the Units.

7.7   Acknowledgement Relating to Matters Requiring Member Approval. Notwithstanding anything in this Agreement to the contrary, each of the Company and the Members acknowledges and agrees that each Member, in such Person's capacity as a Member, may decide or determine any matter subject to such Member's approval pursuant to this Agreement, in such Member's sole and absolute discretion; and, without limiting Section 8.1, in making such decision or determination such Member will have no duty, fiduciary or otherwise, to any other Member or to the Company, it being the intent of all Members that each Member, in its capacity as a Member, have the right to make such determination solely on the basis of its own interests and have no duty or obligation to give any consideration to any other interest or factors whatsoever.

ARTICLE 8
LIMITATION OF LIABILITY

8.1   Limitation of Member and Manager Liability. To the maximum extent permitted by Law, the Administrator and each Member, and their respective affiliates and each of their respective officers, directors, partners, trustees, members, managers, employees, and agents (each a "*Covered Person*") will not be liable for damages or otherwise to the Company or any Member for any act, omission, or error in judgment performed, omitted, or made by it or them in good faith and in a manner reasonably believed by it or them to be within the scope of authority granted to it or them by this Agreement and in the best interests of the Company, provided that such act, omission, or error in judgment does not constitute bad faith, fraud, gross negligence, or willful misconduct. A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, income, losses, or distributable cash, securities, or other assets or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid. This Section 8.1 does not limit or waive any rights of a Member to assert any claim against the Manager or any Affiliate thereof such Member would have if the Member was the direct holder of the Acquired Securities, or absolve any Person from liability or obligations as set forth in the Issuer Constituent Documents.

ARTICLE 9
CERTAIN AGREEMENTS OF THE COMPANY AND MEMBERS

9.1   Maintenance of Books. The books and records of the Company will be maintained at the principal office of the Company or such other location as shall be designated by the Manager or its designee.

9.2   Bank Account; Company Assets. Cash funds of the Company (if any) will be deposited in a separate bank account established the Manager or its designee. In addition, any Acquired Securities or other property of the Company will be held by a proper custodian established by the Manager.

9.3   Fiscal Year. The Company's fiscal year will correspond to the fiscal year of the Issuer.

9.4   Reports. The Manager shall (a) promptly provide to the Members all information required to be provided by the Issuer and the Company pursuant to Regulation CF and Rule 3a-9, and (b) cause the prompt distribution of any disclosure, and ongoing reports prepared by the Issuer, as soon as such disclosures and ongoing reports are completed by the Issuer.

9.5   Dissemination of Reports. By executing this Agreement, each Member consents to the delivery of any and all notices and reports (including those provided by the Issuer) required to be provided to the Members pursuant to this Agreement, Regulation CF, Rule 3a-9, or otherwise by posting such notices or reports on the Issuer's website or other electronic means designed by the Manager or its designee.

ARTICLE 10
TAXES

10.1   Tax Returns. The Company will prepare and timely file all U.S. federal, state, and local and foreign Tax Returns required to be filed by the Company. Each Member will furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's Tax Returns to be timely prepared and filed. The Company will deliver to each Member within 90 calendar days after the end of the applicable fiscal year (or as promptly as reasonably practicable thereafter) a final Schedule K-1 together with such additional information as may be required by the

Members in order to file their individual returns reflecting the Company's operations. The Manager will bear the costs of the preparation and filing of the Company's Tax Returns.

10.2   Tax Partnership. It is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Without approval by the Manager, neither the Company nor any Member will make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3 and any such election to the contrary shall be void *ab initio*.

10.3   Tax Controversies. The Manager shall be or shall designate the "partnership representative" (as defined in section 6223 of the Code) for the Company for all US federal income tax purposes set forth in the Code with the power and authority to take all actions and do such things as required or as it shall deem appropriate under the Code or regulations promulgated thereunder, including the appointment of an individual eligible to be a "designated individual" under such regulations. In addition: the Manager is hereby authorized to (x) designate any other eligible person as the Partnership Representative; (y) remove and replace any Person designated as Partnership Representative or designated individual; and (z) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to the Treasury Regulations or other guidance to ratify the designation, pursuant to this Section, of the Manager (or any eligible Person designated by the Manager) as the Partnership Representative. All expenses reasonably incurred by the Partnership Representative to discharge its duties as partnership representative, including the fees of consultants, shall be directly paid, reimbursed, or otherwise borne by the Manager.

ARTICLE 11
WINDING-UP AND TERMINATION

11.1   Liquidation Events.

(a)   The Company shall be wound up upon the first to occur of the following events (each a "***Liquidation Event***"):

(i)   the failure or withdrawal of the initial Offering if no closing has been effected under any prior Offering;

(ii)   the determination in good faith by the Manager that it is necessary or advisable to dissolve the Company;

(iii)   at any time when there are no Members;

(iv)   the sale, exchange, involuntary conversion, or other disposition or Transfer (including a distribution in-kind to the Members) of all or substantially all the Acquired Securities held by the Company;

(v)   the dissolution of the Issuer;

(vi)   the declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Exchange Act by the Company; and

(vii)   entry of a judicial decree requiring the winding up or dissolution of the Company under the Act.

11.2   Winding-Up and Termination. On the occurrence of a Liquidation Event, the business of the Company shall be wound up and shall, except to the extent consistent with such winding up, cease. The Manager shall act as liquidator or select one or more Persons to act as liquidator. The liquidator will proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. Until final distribution, the liquidator will continue to operate the Company with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

(a)   As promptly as possible after an event requiring winding up and again after final liquidation, the liquidator will cause a proper accounting to be made of the Company's assets, liabilities, and operations through the last day of the calendar month in which the event requiring winding up occurs or the final liquidation is completed, as applicable;

(b)   Subject to the Manager's obligations pursuant to Section 2.8, the liquidator will pay, satisfy, or discharge from the Company's funds all of the debts, liabilities and obligations of the Company, including any debt owed by the Company to any Member, (including all expenses incurred in winding up) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c)   All remaining assets of the Company will be distributed to the Members *pro rata* in accordance with their Percentage Interests.

11.3   Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of termination with the Secretary of State of Delaware and take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE 12
GENERAL PROVISIONS

12.1   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement to the Members shall be disseminated as provided in Section 9.5 and through the electronic medium designated by the Manager or the Administrator. All notices, requests, and consents to be sent to the Company must be sent to or made in writing and delivered to the Manager's Address (as defined herein), or such other address or electronic means as the Company may specify. Unless otherwise specified in this Agreement or otherwise permitted by the Manager, any notice, request, or consent to the Company or the Manager must be given to the Manager at the principal office of the Company. Whenever any notice is required to be given by law, the Certificate, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12.2   Entire Agreement; Supersedure. This Agreement (including the Exhibits and Schedules) constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

12.3   Waivers; Amendment or Restatement.

(a)   Neither the failure nor the delay on the part of the Company or any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person asserted to have granted the waiver.

(b)   This Agreement (including any exhibit or schedule hereto) may be amended by the Manager as deemed necessary to cause the Company at all times to meet the definition by the a "crowdfunding vehicle" as defined in Rule 3a-9 or otherwise as deemed necessary by the Manager; *provided that* any amendment, modification, supplement, restatement, or waiver of any terms of this Agreement that would alter or change the economic rights of any Member under this Agreement or rights specific to an individual Member (in its capacity as a Member under this Agreement) in a disproportionate and adverse manner, compared to the rights specific to the other Members (in their respective capacities as Members under this Agreement), shall also require the prior written consent or the written approval of the individual Member so effected unless (i) such approval is not required by applicable Law or (ii) permitted by Regulation CF.

(c)   Each Member agrees to be bound by each and every amendment, modification, supplement, restatement, or waiver of this Agreement adopted in accordance with this Section 12.3 even if such Member did not sign or consent to such amendment, modification, supplement, restatement, or waiver.

12.4   Power of Attorney. Each Member constitutes and appoints the Manager and its authorized partners, directors, managers, members, and officers, and each of them acting singly, in each case with full and authority in its name, place, and stead to execute, swear to, seal, acknowledge, deliver, file, and record in the appropriate public offices the following: (a) all certificates, documents, and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the Manager deems appropriate or necessary to form, qualify, or continue the existence or qualification of the Company as a limited liability company (or an entity in which the members have limited liability to the extent provided by applicable law) in the State of Delaware; (b) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement that is authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such amendment, change, modification, or restatement; (c) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal, or substitution of any Member or the Capital Contributions of any Member pursuant to the terms of this Agreement; (e) all instruments relating to any determination of the rights, preferences, and privileges of Interests that are authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such determination; (f) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to effectuate a transfer of Units under the terms of this Agreement; (g) all ballots, consents, approvals, waivers, certificates, and other instruments that the Manager deems appropriate or necessary to evidence or confirm any vote, consent, approval, agreement, or other action that is made or given by the Members in accordance with the terms of this Agreement; and (h) any conveyance documents, governing documents of the Issuer, agreements or other instruments as is necessary or required to cause any Acquired Securities to be distributed in-kind to the Members and cause the Members to be subject to any requisite documents and agreements of the Issuer. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Member and the transfer of all or any portion of any Member's Units, will survive the bankruptcy or insolvency of any Member and will extend to any Member's heirs, successors, assigns, and personal representatives, as applicable.

12.5   Binding Effect; Third Party Beneficiaries. Except as otherwise expressly provided herein, (a) this Agreement shall be binding upon and inure to the benefit of only the Members, their heirs, legal representatives, successors, and permitted assigns, as applicable, and (b) no provision hereof shall be construed as benefiting any creditor of the Company or a Member, or other third party; provided that each

Covered Person shall be a third-party beneficiary of Article 8 and the Issuer shall be a third-party beneficiary of Section 3.7(c).

12.6   Governing Law. This Agreement, the entire relationship of the parties hereto, and any litigation between the parties (whether grounded in contract, tort, statute, law, or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of Delaware, without giving effect to its choice of laws principles.

12.7   Arbitration. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be the Arbitration Location (as defined herein) Except as may be required by applicable Law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties. Notwithstanding the foregoing, if the Issuer Constituent Documents contain an exclusive forum provision, then the forum provisions of the Issuer Constituent Documents (as well as any rules or waivers applicable to such forum) shall control and be deemed to be incorporated herein, *mutatis mutandis*.

12.8   Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part of this Agreement and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

12.9   Counterparts. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same agreement. Signature pages to any counterpart may be detached, executed and attached to a single counterpart with the same force and effect as if all parties hereto had executed a single signature page hereof and may be validly executed and delivered by electronic transmission (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method.

12.10   Independent Counsel. The Manager and each Member acknowledges and agrees that (a) the terms of this Agreement, and all matters with respect to the organization and administration of the Company (including matters related to the compliance with applicable Law) are, and have been, determined solely by the Manager and the Members, and (b) each of the Manager and the Members has been advised to seek independent counsel with respect to the terms and obligations of the parties pursuant to this Agreement.

[Signature Page Follows]

The undersigned have executed this Agreement as of the Effective Date.

THE COMPANY:

ART CROWDFUNDING VEHICLE, LLC
By: Automated Retail Technologies LLC, its Manager

By: *Ryan Boland*
Name: Ryan Boland
Title: President

MANAGER:

AUTOMATED RETAIL TECHNOLOGIES LLC

By: *Ryan Boland*
Name: Ryan Boland
Title: President

*By executing this Agreement, the above-signed accepts its appointment as the initial Manager and acknowledges and agrees to its obligations under this Agreement, including to pay and advance all Operating Expenses and other costs and expenses of the Company as set forth in this Agreement, including as contemplated by Section 2.8.

SCHEDULE I

DEFINITIONS

"**_Acquired Securities_**" means the Securities subscribed for in an Offering, and issued in the name of the Company, and held by the Company for the benefit of the Members as contemplated in Section 2.4, together with any securities of the Issuer issued upon any conversion or exchange thereof.

"**_Act_**" means the Delaware Limited Liability Company Act, as amended.

"**_Additional Member_**" means any Person that is not already a Member in respect of particular Units who acquires: (a) all or a portion of the Units held by a Member from such Member or (b) newly issued Units from the Company and, in each case, is admitted to the Company as a Member pursuant to the provisions of Section 3.4.

"**_Administrator_**" means the Person to whom the Manager delegates the provision of certain administrative services for the Company under a written agreement and in accordance with Section 7.2.

"**_Affiliate_**" means, when used with respect to a specified Person, any Person which directly or indirectly Controls, is Controlled by or is Under Common Control with such specified Person.

"**_Arbitration Location_**" means Sarasota, Florida.

"**_Capital Contribution_**" with respect to a Member, means the total amount of cash and the net fair value of any property contributed by such Member (or such Member's predecessor in interest) to the capital of the Company. Any reference to the Capital Contributions of a Member will include the Capital Contributions made by a predecessor holder of such Member's Units to the extent the Capital Contribution was made in respect of Units Transferred to such Member.

"**_Code_**" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code will include any corresponding provision or provisions of succeeding Law.

"**_Confidential Information_**" means all proprietary information, trade secrets, process methods, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that relate to the Company or the Issuer and their businesses, products, or services, as applicable, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member, (b) was or becomes available to such Member on a non-confidential basis, (c) was or becomes available to such Member from a source other than the Company, or its representatives, or (d) is independently developed by such Member without the use of any Confidential Information. With respect to the Issuer, if the definition of Confidential Information or similar construct is more restrictive to the recipient of any Confidential Information than the foregoing in the Issuer Constituent Documents, such more restrictive definition will control relative to the Confidential Information of the Issuer.

"**_Control_**," including the correlative terms "**_Controlling_**," "**_Controlled by_**," and "**_Under Common Control with_**" means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies (whether through ownership of Units, by contract or otherwise) of a Person.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"***Investment Company Act***" means the Investment Company Act of 1940, as amended.

"***Issuer***" means Automated Retail Technologies LLC, a Wyoming limited liability company.

"***Issuer Constituent Documents***" means the articles of incorporation, by-laws, certificate of formation, operating agreement, or other governing documents of the Issuer, together with any other governance agreements to which the Issuer and the holders of Securities (other than the Members) generally are a party, including, but not limited to, any voting agreement, investors' rights agreement, co-sale agreement, registration rights agreement, or other stockholders' agreement.

"***Law***" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a domestic, foreign or international governmental authority or any political subdivision thereof and will include, for the avoidance of doubt, the Act.

"***Manager's Address***" means 1999 Main Street, Sarasota, FL 34236.

"***Member***" means any Person executing this Agreement on the Effective Date or who is hereafter admitted to the Company as a member as provided in this Agreement, but such term does not include any Person who has ceased to be a member in the Company.

"***Offering***" means the securities offering conducted by the Company and the Issuer pursuant to Regulation CF, as further defined in Section 2.4.

"***Operating Expenses***" means, with respect to any particular period, the costs, expenses, or charges incurred by the Company attributable to such period in holding, owning, and dealing with the Company's assets (including the Acquired Securities), including taxes, custodial fees, fees, professional fees, and all costs and expenses related to or incurred in connection with the Company's compliance obligations under applicable Laws arising out of it being a crowdfunding vehicle under Rule 3a-9, and all other expenses incurred in the day-to-day administration of the Company and such assets, including any fees or costs charged by or reimbursable to the Administrator.

"***Percentage Interest***" means the quotient (expressed as a percentage) of the number of Units held by such holder and the total number of Units outstanding.

"***Person***" means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

"***Regulation CF***" means Regulation Crowdfunding promulgated under the Securities Act.

"***Rule 3a-9***" means Rule 3a-9 promulgated under the Investment Company Act.

"***Sale of the Issuer***" means the earliest to occur of: (a) the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Issuer, taken as a whole, to an unaffiliated third party or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, or sale of securities) the result of which is that the equity holders immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting equity interests of the Issuer, and an unaffiliated third party is, or unaffiliated third parties are, in the aggregate, directly or indirectly through one or more intermediaries, the "beneficial owners" (as defined above) of more than 50% of the voting power of the outstanding voting equity interests of the Issuer.

"***Securities***" means the Common Units (the "***Securities***") issued by the Issuer.

"***Securities Act***" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"***Tax***" or "***Taxes***" means any tax, charge, fee, levy, deficiency, or other assessment of whatever kind or nature, including any net income, gross income, profits, gross receipts, excise, or withholding tax imposed by or on behalf of any government authority, together with any interest, penalties or additions to tax.

"***Tax Return***" means any return, election, declaration, report, schedule, return, document, opinion, or statement, including any amendments or attachments thereof, which are required to be submitted to any governmental agency having authority to assess Taxes.

"***Transfer***," including the correlative terms "***Transferring***," and "***Transferred***," means any direct or indirect transfer, assignment, sale, gift, *inter vivos* transfer, pledge, hypothecation, mortgage, or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of Law) of Units (or any interest (pecuniary or otherwise) therein or right thereto), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, Units is Transferred or shifted to another Person.

"***Treasury Regulations***" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of Treasury Regulations will include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

"***Units***" means a unit of capital securities in the Issuer having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Units" in this Agreement. A holder of Units has: (a) rights to distributions (liquidating or otherwise), allocations, notices and information, and all other rights, benefits and privileges enjoyed by that Member (under the Act, the Certificate, this Agreement or otherwise) in its capacity as a Member; and (b) all obligations, duties, and liabilities imposed on that Member (under the Act, the Certificate, this Agreement, or otherwise) in its capacity as a Member.

***

ANNEX II – SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***") AND REGULATION CROWDFUNDING THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Re: Purchase of Units in ART Crowdfunding Vehicle, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "***Subscriber***") understands that Automated Retail Technologies LLC, a Wyoming limited liability company (the "***Issuer***"), is conducting an offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. The offering is made to both accredited and non-accredited investors pursuant to the Form C jointly filed by the Crowdfunding Vehicle (as defined below) and the Issuer with the U.S. Securities and Exchange Commission ("***SEC***") and the offering memorandum included therein (the "***Form C***"), and is being made available on the Intermediary's (as defined below) website. DealMaker Securities LLC (the "***Intermediary***") is registered with the SEC and a member of the Financial Industry Regulatory Authority. The Subscriber should carefully review the Form C, which is available on the Issuer's investor website page for the Offering at https://invest.automatedrt.com/ (the "***Portal***").

The Subscriber understands that the Issuer is offering up to 1,204,878[1] units of its Common Units (each a "***Issuer Security***" and collectively, the "***Issuer Securities***") at a purchase price of $1.00 per Issuer Security. The minimum amount or target amount to be raised in the offering is $10,000. (the "***Target Offering Amount***") and the maximum amount to be raised in the offering is $1,235,000 (the "***Maximum Offering Amount***"). If the offering is oversubscribed beyond the Target Offering Amount, the Issuer will sell Issuer Securities on a basis to be determined by the Issuer's management. The Issuer is offering the Issuer Securities to prospective investors through the Intermediary. Additionally, the Crowdfunding Vehicle will be required to pay an Investor Processing Fee of 2.5% of the Crowdfunding Vehicle's subscription amount (the "***Investor Processing Fee***") to the Issuer at the time of the subscription to offset transaction costs. In connection therewith and the offering of the Units hereunder, the Subscriber understands that the Subscriber will be required to pay a fee of 2.5% of such Subscriber's subscription amount to the Crowdfunding Vehicle at the time of subscription, which such amount will be used to offset the Crowdfunding Vehicle's Investor Processing Fee. A portion of the Investor Processing Fee is paid to the Intermediary. The Issuer will pay the Intermediary a commission equal to 8.5% of gross monies raised in the offering, which amount will be offset by the Investor Processing Fee.

The Subscriber understands that ART Crowdfunding Vehicle, LLC, a Delaware limited liability company (the "***Crowdfunding Vehicle***"), is offering up to 1,204,878 Units (the "***Units***" and each a "***Unit***"). The Crowdfunding Vehicle was formed as a crowdfunding special purpose vehicle pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("***Rule 3a-9***"), by the Issuer to facilitate its offering under Regulation Crowdfunding. All of the proceeds received by the Crowdfunding

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[1] This number reflects the Investor Processing Fee factored into such calculation.

Vehicle in this offering will be used to purchase Issuer Securities, and the total number of Units issued in this offering will correspond on a one-to-one basis to the Issuer Securities acquired by the Crowdfunding Vehicle. The Crowdfunding Vehicle is offering the Units to prospective investors through the Intermediary via the Portal.

The Subscriber understands and acknowledges that the Subscriber's purchase of Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Units may be lost.

The Subscriber acknowledges that he, she or it has carefully reviewed the Crowdfunding Vehicle's Operating Agreement (the "Crowdfunding Vehicle Operating Agreement"), the Issuer Constituent Documents (as defined in the Crowdfunding Vehicle Operating Agreement), and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Crowdfunding Vehicle and the Issuer as follows:

1.   Subscription.

(a)   On the date hereof, subject to the terms of this Subscription Agreement, the Crowdfunding Vehicle Operating Agreement, and the Form C, the Subscriber agrees to purchase from the Crowdfunding Vehicle and, upon acceptance by the Crowdfunding Vehicle of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Crowdfunding Vehicle agrees to issue and sell to the Subscriber the number of Units listed on the signature page to this Subscription Agreement at a per Unit price of $1.00.

(b)   Upon acceptance of this Subscription Agreement by the Issuer, in its capacity as manager of the Crowdfunding Vehicle (the "*Manager*"), the Subscriber shall purchase the Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement to the escrow account associated with the Form C and the offering, and the Crowdfunding Vehicle shall purchase from the Issuer, and the Issuer shall issue and sell to the Crowdfunding Vehicle, the corresponding number of Issuer Securities as the number of Units purchased by the Subscriber hereunder, subject to any bonuses, incentives or perks set forth in Form C.

2.   Acceptance and Rejection of Subscriptions.

(a)   The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for the Units, in whole or in part, and for any reason or no reason. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Manager shall cause Subscriber's subscription funds for the rejected portion of the subscription to be returned to Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

(b)   Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber shall become a member of the Crowdfunding Vehicle, and by executing this Subscription Agreement, the Subscriber agrees to adhere to and be bound by, the terms and conditions of the Crowdfunding Vehicle Operating Agreement (and grants to the Manager the power of attorney described therein to execute the Crowdfunding Vehicle Operating Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3.   Subscriber Representations and Warranties.   The Subscriber represents, warrants, and agrees to and with the Crowdfunding Vehicle and the Issuer as follows:

(a)   By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision. Further,

i.   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

ii.   Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

iii.   Subscriber acknowledges that Subscriber has been informed of the compensation that the Intermediary and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(b)   The Subscriber is purchasing the Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless the Units have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available and otherwise in accordance with Article 6 of the Crowdfunding Vehicle Operating Agreement.

(c)   The Subscriber has received and reviewed a copy of the Form C, the Crowdfunding Vehicle Operating Agreement, and the Issuer Constituent Documents, and had an opportunity to ask questions of and receive answers about the Crowdfunding Vehicle and the Issuer concerning the investment in the Units. The Subscriber understands and agrees that the Crowdfunding Vehicle and Issuer are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in the Units issued by the Crowdfunding Vehicle, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or, have been presented at all. The Subscriber acknowledges that he, she or it has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Crowdfunding Vehicle, the Issuer, the Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required disclosure information to the Portal to evidence these representations.

(e)   The Subscriber understands that neither the Units to be issued pursuant to this Subscription Agreement nor the offering thereof have been passed on as to fairness, approved, disapproved, recommended, or endorsed by any federal or state agency or any other entity or person, and no federal or state agency has confirmed the accuracy, truthfulness, or completeness of the information set forth in the Form C or any disclosure made in connection with the offering of the Units. Any representation to the contrary is unlawful. The issuance of the Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Crowdfunding Vehicle's and the Issuer's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(f)   The Subscriber understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, on the Portal and in this Subscription Agreement. In making an investment decision to invest in the Units, the Subscriber has relied solely upon the information set forth in the Form C, any other relevant information on the Portal, and independent investigations made by the Subscriber.

(g)   The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Crowdfunding Vehicle.

(h)   The Subscriber has had an opportunity to review the Crowdfunding Vehicle Operating Agreement with the Subscriber's legal, tax, and financial advisors or has elected not to do so. The Subscriber understands that, upon acceptance of this Subscription Agreement by the Manager, the Subscriber will be bound by the terms and conditions of the Crowdfunding Vehicle Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Crowdfunding Vehicle Operating Agreement and the Issuer Constituent Documents. The Subscriber acknowledges that the relative rights of the Units are set forth in the Crowdfunding Vehicle Operating Agreement and the Units are subject to restrictions as contained in the Crowdfunding Vehicle Operating Agreement.

(i)   The Subscriber confirms that it is not relying and will not rely on any communication of the Crowdfunding Vehicle, the Issuer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. The Subscriber understands that information and explanations related to the offering of Units provided by the Crowdfunding Vehicle, the Issuer, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Crowdfunding Vehicle, the Issuer, the Portal, the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement), nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The Subscriber acknowledges that none of the Crowdfunding Vehicle, the Issuer, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Subscriber's authority or suitability to purchase the Units.

(j)   The Subscriber understands and agrees that neither the Portal nor any of its affiliates, nor any of their respective officers, directors, shareholders, partners, managers, members, employees, agents, or representatives shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Crowdfunding Vehicle or the Issuer, whether in Form C, through the Portal, distributed by or through the Issuer or the Crowdfunding Vehicle, or otherwise. The Subscriber understands that neither the Manager, the Portal, nor the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement) is an adviser to Subscriber, and that Subscriber is not an advisory or other client of the Portal or any affiliate thereof. The Subscriber is not relying on the Manager, the Portal or the Administrator or any affiliate thereof with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Subscriber's own advisers.

(k)   The Subscriber has had an opportunity to ask questions of the Issuer in its capacity as the Manager, as well as in its individual capacity, regarding the business plan of the Crowdfunding Vehicle and the Issuer. The Subscriber understands that the Crowdfunding Vehicle will use all of the proceeds of this offering to invest in the Issuer Securities.   Therefore, Subscriber's interest in Issuer is indirect and, in all cases, subject to the terms and limitations of the Crowdfunding Vehicle Operating Agreement, and subject to special risks inherent in the structure of the Crowdfunding Vehicle as a crowdfunding vehicle organized in accordance with Rule 3a-9, certain of which are identified in the Form C.

(l)   The Subscriber understands that the Issuer's business plan is subject to change depending on a variety of circumstances, and the Issuer may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Issuer sells additional Issuer Securities or other equity securities outside of the offering, the Crowdfunding Vehicle's interest in Issuer may then be diluted on a pro rata basis with other holders of Issuer Securities, and, consequentially, the Subscribers' indirect interest percent in Issuer would be subsequently reduced. There can be no assurance that Issuer will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Issuer.

(m)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Issuer, resulting in a partial or total loss of the Subscriber's investment in the Crowdfunding Vehicle. The Subscriber confirms that no representations or warranties about the Issuer's success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Crowdfunding Vehicle.

(n)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscribers' obligations under this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement and to subscribe for and purchase or otherwise acquire the Units. Upon acceptance of this Subscription Agreement by the Crowdfunding Vehicle, this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms.

(o)   The Subscriber understands that the Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Crowdfunding Vehicle has no obligation or intention to take any action to permit subsequent sales of the Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Units, or any interest therein, except in compliance with Regulation Crowdfunding and the Crowdfunding Vehicle Operating Agreement.

(p)   The Subscriber confirms that all information and documentation provided to the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator, including all information regarding the Subscriber's identity, taxpayer identification number, the source of the funds to be invested in the Series, and the Subscriber's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct, and complete. Should any such information change or no longer be accurate, the Subscriber agrees and covenants that he, she, or it will promptly notify the Portal of such changes through Portal. The Subscriber agrees and covenants that the Subscriber will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(q)   The Subscriber has truthfully completed the (i) Substitute Form W-9 found in Exhibit A-1 if the Subscriber is a U.S. person or (ii) Substitute Form W-8BEN found in Exhibit A-2 if the Subscriber is a non-U.S. person. The Subscriber agrees to provide such other documentation as the Manager determines may be necessary for the Crowdfunding Vehicle to fulfill any tax reporting or withholding requirements.

(r)   If the Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

4.   Irrevocable Proxy and Power of Attorney.

(a)   Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber hereby irrevocably constitutes and appoints the Manager, and any person(s) designated by the Manager, with full power of substitution and resubstitution, as the Subscriber's proxy and attorney-in-fact (coupled with an interest) to the maximum extent permitted by applicable law, with full power of substitution and resubstitution and power to act alone to vote and exercise any and all voting rights with respect to the Units that now are or hereafter may be owned by the Subscriber, whether directly or indirectly, and any and all other shares or securities of the Crowdfunding Vehicle issued or issuable in respect thereof on or after the date hereof, solely in the Subscriber's capacity as a member of the Crowdfunding Vehicle and solely with respect to the Units of the Crowdfunding Vehicle owned by the Subscriber and any securities issued or issuable in respect thereof (the "*Crowdfunding Vehicle Proxy Units*"), including without limitation the power to execute, deliver and file any documents and instruments contemplated by the Crowdfunding Vehicle Operating Agreement and to take any action permitted to be taken by members thereunder.

(b)   The Subscriber acknowledges that the Crowdfunding Vehicle will use the proceeds of this offering to acquire the Issuer Securities and that the Issuer Securities will be held of record by the Crowdfunding Vehicle (or its nominee). The Subscriber further acknowledges, consents to, approves and authorizes (i) the Crowdfunding Vehicle, acting through the Manager and/or its authorized representative(s), to grant an irrevocable proxy and/or enter into a voting agreement with respect to the Issuer Securities held by the Crowdfunding Vehicle in favor of the Issuer's Chief Executive Officer (or such other person(s) as may be specified in the Issuer's governing documents, including the Issuer's operating agreement, as amended and/or restated from time to time), and (ii) the Issuer's Chief Executive Officer (and any successor thereto) to exercise all voting and consent rights associated with the Issuer Securities held by the Crowdfunding Vehicle, in each case to the fullest extent permitted under the Issuer's limited liability company agreement and applicable law. The Subscriber agrees that this acknowledgement and approval is a material inducement to the Issuer and the Crowdfunding Vehicle in connection with the offering and the acquisition of the Issuer Securities.

(c)   Each proxy and power of attorney granted pursuant hereto is coupled with an interest, shall be irrevocable to the fullest extent permitted by law, and shall remain in effect until the earlier of (i) the termination of the Crowdfunding Vehicle in accordance with the Crowdfunding Vehicle Operating Agreement or (ii) the Subscriber no longer holds any Units in the Crowdfunding Vehicle; provided that nothing herein shall be construed as a waiver of the Issuer's compliance with the federal securities laws and the rules and regulations thereunder. The Subscriber agrees that it will not grant any proxy or enter into any arrangement inconsistent with this Section 4 with respect to the Crowdfunding Vehicle Proxy Units.

5.   Reliance on Subscriber Representations and Warranties; Indemnification. The Subscriber acknowledges that the Crowdfunding Vehicle, the Issuer, the Manager, and their respective managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Units for sale to the Subscriber without having first registered the issuance of the Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the Crowdfunding Vehicle, Issuer, and each of their managers, members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Section 4 shall survive the acceptance of this Subscription Agreement and the sale of the Units.

6.   ERISA Matters.

(a)   The Subscriber understands that the value of all investments in the Crowdfunding Vehicle made through a Plan must be less than 25% of the value of the Crowdfunding Vehicle's assets. A "*Plan*" includes (i) an "employee benefit plan" as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("*ERISA*"), (ii) a "plan" with respect to which section 4975 of the Internal Revenue Code of 1986, as amended (the "*Code*") applies (including individual retirement accounts ("*IRAs*"), or (iii) other entities or accounts whose assets are deemed to include assets of an employee benefit plan. If the Subscriber is investing in the Crowdfunding Vehicle through a Plan Investor and an individual or entity (the "*Fiduciary*") has entered into this Subscription Agreement on behalf of the Plan, the Fiduciary makes the following representations, warranties, and covenants:

i.   The Fiduciary is a fiduciary of the Plan Investor who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Crowdfunding Vehicle is consistent with the Fiduciary's responsibilities under ERISA or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Subscriber, and the Fiduciary agrees that, except for the representations, covenants and agreements contained in this Section 5 all representations, covenants and agreements contained in this Agreement are made on behalf of the Subscriber who is investing through the Plan.

ii.   The execution and delivery of this Agreement, and the investment contemplated hereby (i) has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust, and (ii) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments. The Fiduciary acknowledges that the assets of the Crowdfunding Vehicle will be invested in accordance with the information set forth in the Form C.

iii.   The Plan's purchase and holding of Units will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Code, or any other applicable law. None of the Portal, the Manager, the Administrator, nor any of their officers, directors, shareholders, partners, managers, members, affiliates, employees, agents, or representatives: (i) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase Units, (ii) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (iii) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

iv.   The Fiduciary understands and agrees (i) to the fee arrangements described in the Crowdfunding Vehicle Information and (ii) that, to prevent the assets of the Crowdfunding Vehicle from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Subscriber may be prohibited from purchasing or acquiring Units or may be required to redeem its Units or a portion thereof.

7.   <u>Anti-Money Laundering</u>.

(a)   The Subscriber represents and warrants to the Crowdfunding Vehicle and the Issuer that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. federal or state laws or any applicable law of other countries. The Subscriber acknowledges that the Crowdfunding Vehicle prohibits the investment of funds by any persons that are (i) on the list of Specially Designated Nationals and Blocked Persons and Persons, foreign countries and territories that are the subject of U.S. sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (the "*OFAC Sanctions List*"), (ii) acting, directly or indirectly, in contravention of any applicable law or on behalf of persons on the OFAC Sanctions List, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Crowdfunding Vehicle, after being specifically notified by the Subscriber in writing that it is such a person, conducts further due diligence and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "*prohibited persons*"). The Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a prohibited person.

(b)   To the extent the Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Subscriber reasonably believes that no such beneficial owners are prohibited persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Crowdfunding Vehicle, and (iv) it will make available such information and any additional information requested by the Crowdfunding Vehicle and the Administrator that is required under applicable law.

(c)   The Subscriber acknowledges and agrees that the Crowdfunding Vehicle, the Issuer, the Portal, and the Administrator, in complying with anti-money laundering laws, may file voluntarily or as required by applicable law suspicious activity reports or any other information with any governmental authority that identify transactions and activities that the Crowdfunding Vehicle or the Administrator or their agents reasonably determine to be suspicious, or is otherwise required by applicable law. The Subscriber acknowledges that the Crowdfunding Vehicle, and the Administrator are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any suspicious activity reports.

(d)   The Subscriber agrees that, upon the request of the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator, it will provide such information as the Issuer, the

Crowdfunding Vehicle, the Manager, or the Administrator requires to satisfy applicable anti-money laundering laws, including background documentation about the Subscriber.

8. Miscellaneous.

(a) This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby.

(b) This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, or other electronic means, each of which will constitute the legal delivery hereof.

(c) This Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws principles.

(d) If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

(e) The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber in this Subscription Agreement will be relied upon by the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator in determining the Crowdfunding Vehicle's and the Issuer's compliance with federal and state securities laws, and shall survive the Subscriber's admission as a Member of the Crowdfunding Vehicle.

(f) The Portal, the Administrator, and each of their respective affiliates are each hereby authorized and instructed to accept and execute any instructions in respect of the Units given by the Subscriber in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

(g) The Subscriber consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the Crowdfunding Vehicle electronically via email, the Internet, through the Portal or another electronic reporting medium in lieu of paper copies. The Subscriber agrees that it will confirm this consent electronically at a future date in a manner set forth by the Crowdfunding Vehicle at such time and as required by the electronic receipt consent rules set forth by the IRS. The Subscriber may request a paper copy of the Subscriber's Schedule K-1 by contacting the Manager at ryan.boland@automatedrt.com or such other email address as specified on Portal. Requesting a paper copy will not constitute a withdrawal of the Subscriber's consent to receive reports or other communications, including Schedule K-1, electronically. The Subscriber may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to ryan.boland@automatedrt.com or such other email address as specified on Portal. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the Crowdfunding Vehicle will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect.

(h)   This Subscription Agreement shall be binding upon the Subscriber and the legal representatives, successors and assigns of the Subscriber, shall survive the admission of the Subscriber as a member of the Crowdfunding Vehicle, and shall, if the Subscriber consists of more than one person, be the joint and several obligations of all such persons.

(i)   This Subscription Agreement may only be amended, modified, or supplemented by an agreement in writing signed by the Subscriber, the Crowdfunding Vehicle, and the Issuer. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged, or terminated except with the written consent of the Subscriber and the Crowdfunding Vehicle on behalf of the Crowdfunding Vehicle.

(j)   This Subscription Agreement is not transferable or assignable by the Subscriber without the prior written consent of the Crowdfunding Vehicle, and any transfer or assignment in violation of this provision shall be null and void *ab initio*.

(k)   The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Manager or the Administrator.

OMNIBUS SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT
AND
CROWDFUNDING VEHICLE OPERATING AGREEMENT
OF
ART CROWDFUNDING VEHICLE, LLC

IN WITNESS WHEREOF, the undersigned Subscriber hereby submits this Omnibus Signature Page, which constitutes the signature page for (a) this Subscription Agreement, and (b) the Crowdfunding Vehicle Limited Liability Company Agreement dated January 16, 2026 (the "***Crowdfunding Vehicle Operating Agreement***"). The undersigned agrees to be bound by the terms of the Subscription Agreement and the Crowdfunding Vehicle Operating Agreement. This Subscription Agreement for the purchase of Units as of this _______ day of ______________, 20___.

____
Name of Subscriber (Print or Type)

____
Signature

Number of Units

____
Aggregate Purchase Price
$_______________________________________
Address

____
____
____
Phone Number: ____________________________
Email Address: ____________________________

AGREED TO AND ACCEPTED this ____ day of ________________, 20___.

ART Crowdfunding Vehicle, LLC
By: Automated Retail Technologies LLC, its Manager

By: ___________________________________
Name: Ryan Boland
Title: President

Automated Retail Technologies LLC

By: ___________________________________
Name: Ryan Boland
Title: President

<u>Exhibit A-I – Substitute Form W-9</u>
FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Units must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number ("***TIN***"). An individual's social security number is their TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1)   The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

<u>Exhibit A-II – Substitute Form W-8BEN</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number or a foreign tax identification number ("**TIN**"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income; and

(3) I am a not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

ANNEX III – FINANCIAL STATEMENTS

ART CROWDFUNDING VEHICLE, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED JANUARY 16, 2026 (INCEPTION)

(UNAUDITED)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
ART CROWDFUNDING VEHICLE, LLC
Sarasota, Florida

We have reviewed the accompanying financial statements of ART CROWDFUNDING VEHICLE, LLC (the "Company"), which comprise the balance sheet as of January 16, 2026, and the related statement of operations, statement of members' equity/(deficit), and cash flows for the one day ended January 16, 2026 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 21, 2026
Calabasas, California

ART CROWDFUNDING VEHICLE, LLC
BALANCE SHEET
(UNAUDITED)

As of	Inception January 16, 2026
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	
Total Liabilities	-
MEMBERS' EQUITY/(DEFICIT)	
Members' Equity/(Deficit)	-
Total Members' Equity/(Deficit)	-
Total Liabilities and Members' Equity/(Deficit)	$ -

See accompanying notes to financial statements.

ART CROWDFUNDING VEHICLE, LLC
STATEMENT OF OPERATIONS
(UNAUDITED)

(USD $ in Dollars)	For the one day ended January 16, 2026
Revenue	$ -
Cost of Revenue	-
Gross Profit/(Loss)	-
General and Administrative	
Total Operating Expenses	$ -
Operating Income/(Loss)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/ (Benefit) for Income Taxes	-
Net Income/(Loss)	$ -

See accompanying notes to financial statements.

ART CROWDFUNDING VEHICLE, LLC
STATEMENT OF CHANGES IN MEMBERS'
EQUITY/(DEFICIT)
(UNAUDITED)

(USD $ in Dollars)	Member's Equity/Deficit
Inception Date – January 16, 2026	$ -
Net Income/(Loss)	-
Balance – January 16, 2026	$ -

See accompanying notes to financial statements.

ART CROWDFUNDING VEHICLE, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

(USD $ in Dollars)	For the one day ended January 16, 2026
Cash Flow from Operating Activities	
Net Income/(Loss)	$ -
Net Cash Provided by/Used in Operating Activities	-
Cash Flow from Investing Activities	
Net Cash Provided by/Used in Investing Activities	-
Cash Flow from Financing Activities	
Net Cash Provided by/Used in Financing Activities	-
Change in Cash	-
Cash – Beginning of Day	-
Cash – End of Day	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for Interest	-
Cash Paid for Income Taxes	-

See accompanying notes to financial statements.

ART CROWDFUNDING VEHICLE, LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE ONE DAY ENDED JANUARY 16, 2026 (INCEPTION DATE)

1. NATURE OF OPERATIONS

ART CROWDFUNDING VEHICLE, LLC was formed on January 16, 2026, in the state of Delaware. The financial statements of ART CROWDFUNDING VEHICLE, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tucson, Arizona.

ART CROWDFUNDING VEHICLE, LLC is a Delaware-based special purpose vehicle (SPV) formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The company's sole purpose is to acquire, hold, and dispose of securities issued by Automatic Retail Technologies LLC., with a one-to-one relationship between the securities it holds and the membership interests issued to investors. The SPV is managed by Automatic Retail Technologies LLC and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of January 16, 2026, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

ART CROWDFUNDING VEHICLE, LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE ONE DAY ENDED JANUARY 16, 2026 (INCEPTION DATE)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 10, 2026, which is the date the financial statements were issued.

3.   EQUITY

No membership units have been issued and were outstanding as of January 16, 2026.

Voting Rights

Members do not have direct control over the operations of the SPV. The SPV is managed by Automatic Retail Technologies LLC, which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the SPV, require the approval of members holding a specified majority interest.

Distribution Rights

The SPV is structured as a pass-through entity. It does not generate independent revenues but receives distributions from Automatic Retail Technologies LLC and allocates such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared by Automatic Retail Technologies LLC and may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to Automatic Retail Technologies LLC, accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the SPV, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of January 16, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. RELATED PARTY TRANSACTIONS

There are no related party transactions as of January 16, 2026.

6. SUBSEQUENT EVENTS

There were no other events that required an adjustment or disclosure to these financial statements.

7. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT H
Video Transcript

Video Transcript:

You are looking at the advanced, fully automated robotic bistro trusted by some of the most iconic brands in the entire world.

It's called Just Baked, and it's completely changing how people get hot, delicious meals 24 hours a day, seven days a week, wherever they are now. For the first time, you can actually invest. I'm David Chessler, founder of Automated Retail Technologies.

I started this company to solve a real problem we've all experienced. It's 1:00 AM. You're starving, you're stuck at work, coming back to your dorm room late at night, camped out at a hospital waiting room or checking into the hotel long after all the restaurants in town have closed. So you open your delivery app. You pray something tasty is open, pay crazy surcharges and wait forever for food that arrives cold. Just Baked makes that entire experience obsolete. Each kiosk uses state-of-the-art robotics to scan, prep, cook, and serve delicious hot dishes behind a gorgeous 50-inch touchscreen display. Our rotating menus put branded favorites right at your fingertips, including everything from piping hot White Castle sliders to decadent Nestlé Toll House delicious cookies. It's all ready to eat in under two minutes without the need for a kitchen, staff, delivery fees or tipping.

With Just Baked, ART is generating real revenue and feeding thousands of people every day from over 800 airports, hospitals, and colleges across America. That includes corporate offices at Amazon, Coca-Cola, Disney, and SpaceX, just to name a few. But the true power of Just Baked is that it gives virtually any quick-service restaurant the hardware and software to expand into locations they could never reach before. White Castle, for example, can now add thousands of new points of sale without the cost of building a new physical store. That's exactly why the three largest contract food service companies in the world are already deploying our technology with Sodexo alone committing to 1,300 kiosks.

Between our partners, we now have access to over a hundred thousand venues. Each kiosk lets food service operators keep hot, high quality meals available around the clock for about $600 a month. That's a fraction of the up to $30,000 it can cost to staff a third shift cafeteria each month, and the economics behind each unit are solid with each kiosk in the black after selling just a few items per day.

As an investor in Automated Retail Technologies, you can own a piece of the largest food automation company in North America. One that's grown eight times since 2022 and has raised over $70 million in capital. We've spent the greater part of a decade doing the hard part. Now you can join us as we work to scale from first mover to market dominance. Invest in Automated Retail Technologies today.